03003602

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Prestbury Holdings Plc

*CURRENT ADDRESS Prestbury House
Church Street
Macclesfield Cheshire
SK11 6LB
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

FILE NO. 82- 34708 FISCAL YEAR 4/30

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: NM

DATE: 2/4/03

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03 JAN 13 AM 8:50

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Company	Prestbury Holdings PLC
TIDM	PBH
Headline	Issue of Equity
Released	08:00 15 Oct 2002
Number	4665C

for immediate release

PRESTBURY HOLDINGS PLC ("The Company")

PLACING

The Company has placed today 937,500 new ordinary shares of 5p at 80p each to New Opportunities Trust plc ("NOIT") in exchange for 750,000 ordinary shares in NOIT. NOIT is a listed investment trust. The Company has agreed to hold their holding in NOIT until 25 December 2002, following which the Company is free to dispose of its entire holding.

In accordance with Rule 15, and as required by Sections 198 to 208 of the Companies Act 1985, the following information falls to be disclosed:-

NOIT's retained holding is 937,500 ordinary shares of the issued share capital of Prestbury Holdings plc representing approximately 6.82 per cent.

Application has been made for the new ordinary shares to be admitted to trading on the Alternative Investment Market of the London Stock Exchange and dealings are expected to commence on Friday 18 October 2002.

15 October 2002

END

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03 JAN 13 AM 8:50

Company	Prestbury Holdings PLC
TIDM	PBH
Headline	Appointment of Director
Released	14:32 16 Oct 2002
Number	5687C

for immediate release

PRESTBURY HOLDINGS PLC ("The Company")

Appointment of Director

The Company is pleased to announce the appointment of Mr David Anderson as a non executive director with immediate effect.

The following information falls to be disclosed in relation to Robert David Anderson FCA (aged 59) in accordance with paragraph F of Schedule 2 of the AIM Rules.

Current Directorships

First Derivatives plc
Pirton Grange Limited
Wacky Web Fun Group Limited
Wacky Web Fun Limited

Directorships over last 5 years

Downtex plc
Haughton Holdings Ltd
Haughton Engineering Insurance Services Limited
Lyne Investments Limited
Haughton Underwriting Services Limited
Synergie.net plc

Prestbury Holdings plc confirms that no other details are required to be disclosed under paragraph F of Schedule 2 of the AIM Rules with respect to David Anderson, except that he was a director of Barns Nurseries Limited, which went into receivership in 1984.

16 October 2002

END

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Companies House — for the record —

Please complete in typescript, or in bold black capitals.

CHFP000

03 JAN 13 AM 8:50

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4494134

Company Name in full PRESTBURY HOLDINGS PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	14	10	2002	†Date of Birth	19	06	1943

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: MR *Honours etc:

Forename(s): ROBERT DAVID

Surname: ANDERSON

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address PHILO HOUSE RUSHTON

Post town: TARPORLEY Postcode: CW6 9AX

County / Region: CHESHIRE Country: UK

†Nationality: BRITISH †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf): SEE OVER

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 14/10/02

A director, secretary etc must sign the form below.

Signed [signature] **Date** 14/10/02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
**Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

J.M. BOTTOMLEY ESQ
GRAHAM HOUSE 29 ALBEMARLE STREET,
LONDON W1S 4JA Tel 020 7493-321
DX number DX exchange

A20 *A36IPF63* 0533
COMPANIES HOUSE 19/10/02

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Company Number | 4494134

† Directors only. | †*Other directorships*

FIRST DERIVATIVES PLC
PIRTON GRANGE LIMITED
WACKY WEB FUN LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

RNS | The company news service from the London Stock Exchange

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Company	Prestbury Holdings PLC
TIDM	PBH
Headline	Trading Commences
Released	08:35 14 Oct 2002
Number	4153C

Date 14 October 2002

Enquiries:
Lee Birkett, Chief Executive
Prestbury Holdings PLC tel: 01625 614488

David Bick/Clare Irvine, Holborn tel: 020 7929 5599

Prestbury Holdings PLC
("Prestbury" or "The company")
Commence trading on the Alternative Investment Market

Prestbury Holdings PLC, the financial services company, is pleased to announce the admission of its shares to trading on the Alternative Investment Market ("AIM") commencing today.

The Company have raised the £1 million through the issue of 1,250,000 ordinary shares of 5p each at 80p per ordinary share. The £1 million was made up of £250,000 cash and a £750,000 placement from an investment trust.

Lee Birkett, Chief Executive said:
"This has been a very successful fund raising for Prestbury and is an important step in the continued development of the Company."

The nominated adviser for the Company is Grant Thornton and the nominated broker is Christows.

- ENDS -

Note to Editors

Prestbury (www.prestbury.com) is a financial services company that was established in 1994 offering a range of complementary financial products, specialising in Life Assurance and Income Protection Products, Non-Status Specialist Mortgages, Secured Loans and Mainstream Conventional Mortgages. The Company provides a complete service to its customers originating, packaging and completing the provision of the financial products in which it specialises.

The company's services are provided through a combination of telephone and Internet technologies to both financial intermediaries and direct to consumers. Prestbury utilises proven information technology at all levels of its business and has developed three websites, which are branded with the names of its three trading divisions, each targeted at its different sources of business as follows:

- **Solution Network** – focused on servicing the requirements of Financial Intermediaries. www.solutionnetwork.co.uk
- **Moneybrain** – providing products and services to relatively sophisticated consumers www.moneybrain.com
- **LoansUK** – providing products and services to relatively unsophisticated consumers www.loansuk.co.uk -

Prestbury's Solution Network is the only Minimal Risk financial services portal offering Intermediary Members access to a range of non-investment products with the facility to complete transactions electronically.

Prestbury holds agencies from ten blue chip Life Assurance companies, three of which, Norwich Union, Legal and General and Friends Provident, currently have the ability to complete sales of Minimal Risk Protection Products electronically.

END

MONDAY BRIEFING: THE WEEK AHEAD

FOUR DAYS

TODAY
Interims: Bell (Q1), Bunzl, Compass Software, CRC Group, Metal Bulletin, Persimmon
AGMs: Lastminute.com

WEDNESDAY
Interims: Bodycote International, Cambridge Antibody (Q3), James Fisher & Sons, Genemedix, Glanbia, Grafton Group, Hammerson, I Feel Good, Johnston Press, Lambert Howarth Group, Merant (Q1), Oxford Biomedica, Spirent, WI Link, Wilson Bowden

THURSDAY
Interims: Amec, CMG, Communisis, Eckoh Technologies, Estates & General, Highbury House, Hilton Group, Lookers, Project Telecom, Reckitt Benckiser, Rentokil Initial
AGMs: Scottish & Newcastle

FRIDAY
Interims: Eagle Eye, NSB Retail, Telematics, Zi Medical
AGMs: Dyson, EIH, Latchways

Will services report with a smile?

IT WILL be the week of the service sector. Hotels group **Hilton** will give an indication as to whether the tourist industry has recovered after September 11, packaging group **Bunzl** should give a snapshot on the health of the supermarket sector — its largest customer — and **Rentokil Initial**, one of the biggest service companies, should give an impression of the whole sector.

However, the rat-catcher-to-office-plant group headed by Sir Clive Thompson is not expected to spring too many surprises when it reports interim results on Thursday.

The group told shareholders in late May that trading was ahead of its expectations and profits at that time were showing growth of 10.5 per cent.

Analysts are expecting Rentokil to report a profit of about £192million, up from £174.7million on the previous year.

"We would anticipate the level of profit growth achieved in the first four months will have been sustained for the whole six-month period," said Williams de Broe analyst Andrew Darke. Earnings per share are expected to rise to 7.1p, from 6.1p.

The market will be keen to know if James Wilde, chief executive designate, will have a different strategy, particularly concerning the portfolio of businesses and acquisitions.

❑ BUNZL, the packaging and plastics group that entered the FTSE 100 in June, is expected today to report interim profits before goodwill of around £100million, up from £96.9mllion last time, according to analysts.

Bunzl completed its withdrawal from the paper sector in June with the £138.8million disposal of its paper distribution business to PaperlinX of Australia.

The sale left the group with three divisions: Outsourcing, which supplies supermarkets and food processors with packaging; Filtrona, the world's leading supplier of outsourced cigarette filters; and Plastics, which makes caps and plugs to protect engineering products.

Bunzl said outsourcing services continued to progress satisfactorily with robust volume growth offsetting price deflation.

Filtrona was described as growing strongly, reflecting the demand for special filters in Eastern Europe and Asia.

❑ BROKERS are looking for guidance from Hilton on the outlook for its hotels division when it reports interims on Thursday.

Broker JP Morgan hopes Hilton will comment on the outlook for September to November and fears the trading environment in the hotels has deteriorated.

On the betting side, where Hilton owns the Ladbroke brand, analysts expect a brighter outlook. Turnover is expected to be sharply higher than last year due to the reform of UK betting tax and the popularity of gambling during the World Cup.

Stockbroker Gerrard is expecting interim profits to be around 10 per cent lower than last year at £135 million, although some analysts are going even lower.

❑ PROPERTY giant **Hammerson**, which is redeveloping Birmingham's Bull Ring shopping centre, is expected to report a sharp rise in earnings and net asset growth in first-half results on Wednesday.

Analysts expect net assets per share to rise around 11 per cent to about 760p a share, while earnings before exceptionals are anticipated to be 14½p a share, up 28 per cent on last year.

The strong earnings growth should allow the group to move its interim dividend up to around 4.9p from 4.58p.

Pretax profits for the half-year to June are anticipated to rise 15 per cent to around £45 million.

THE AIM MARKET

Prestbury takes direct route

to boosting financial services

By **Andrew Johnson**

LEE BIRKETT decided to start his business after a serious motorcycle accident forced him to reconsider his career.

Eight years on, the firm he founded with partner Stephen Keenan has won the backing of former shadow chancellor Francis Maude, who is now chairman, and is planning a flotation on Aim.

Birkett, 30, is chief executive of Prestbury Holdings, a company established to sell financial products, such as life assurance, mortgages and loans, through the Internet and over the telephone.

Prestbury does sell direct to the public but the fastest area of growth is selling to intermediaries, such as independent financial advisers and mortgage brokers.

It is an area Birkett believes is likely to grow faster as government regulations come in allowing tied agents to sell products from several companies rather than being tied to just one.

To exploit the opportunity, Prestbury is hoping to raise £1million by coming to Aim in a move which will give the company a market value of £11 million.

The company is divided into three main areas: Solution Network, which sells to intermediaries; Moneybrain, for the more sophisticated consumer; and Loans UK, selling basic products.

Birkett says Solution Network is growing rapidly for two main reasons which allow Prestbury to offer cheaper products to IFAs and boost their profit margins.

First, and most importantly, the company sells only "minimal-risk" products. These are financial services unregulated by the Financial Services Authority because no high-risk investments are involved.

They are products such as mortgage protection and life, health, accident and sickness insurance.

Prestbury acts as an agent for 10 companies, including Norwich Union-owner Aviva, Legal & General, Friends Provident and Scottish Amicable Life.

As a result, the costs of complying with regulations are vastly reduced for the company, enabling it to offer a better deal to intermediaries.

Second, the firm cuts costs by being technology driven. Not only does it sell through the Internet but it has systems in place to process products electronically. So far, only three companies — Aviva, L&G and Friends Provident — offer products that can be handled in this way, but Birkett expects their number to increase.

He believes that if the Government follows up proposals to introduce easy-to-understand and minimally regulated pension and insurance products, then Prestbury will be in a strong position to benefit.

The move to Aim, he says, is not just to raise money. The company feels it needs the profile and credibility an Aim listing will give it. Prestbury broke even last year as profits were reinvested in the company.

FACTFILE

PRESTBURY
Established: 1994
Float: Autumn
Issue: Placing
Contact: Grant Thornton



DOING THE SUMS: Birkett, left, and Maude seek a higher profile through the Aim listing

Coming to Aim

Name and likely cap	Activity	Timing	Advisers
RingProp (£15m)	Propellor Design	**Q3 2002**	Brewin Dolphin
Surface Transforms (£8m)	Ceramics	**Q3 2002**	Brewin Dolphin
MEG (£5.5m)	Record company	**Q3 2002**	Corporate Synergy
3DM Worldwide (£50m)	Plastic Moulding	**H2 2002**	Finn & Co
African Diamonds	Exploration	**H2 2002**	African Diamonds

Islands deal tied up

CI TRADERS, the Aim-listed holding company, is on track to complete its merger with pubs group Ann Street and supermarket company Le Riche.

The company has announced its two offers are now unconditional and it can buy all the shares in the pair it did not already own. The move will create a Channel Islands-based drinks, pubs and supermarket empire with interests on mainland Britain and a bottling factory in France.

As a result of the deal, Ann Street and Le Riche shares will *no longer be traded on the main market.*

CI Traders closed on Friday at 83½p, flat on the day.

prestburyholdings plc

OFFER FOR SUBSCRIPTION AND ADMISSION TO THE ALTERNATIVE INVESTMENT MARKET

www.prestbury.com

Nominated Adviser

Grant Thornton

Broker

CHRISTOWS

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document, or the action you should take, you should consult an independent financial adviser authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities. Your attention is drawn to the Risk Factors on pages 24 and 25 of this Document.

This Document, which is an admission document, constitutes a prospectus and has been drawn up in accordance with the Public Offers of Securities Regulations 1995 ("POS Regulations"). A copy of this Document has been delivered to the Registrar of Companies in England and Wales in accordance with regulation 4(2) of the POS Regulations. The Company and the Directors, whose names appear on page 3 of this Document, accept responsibility for the information contained in this Document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this Document is in accordance with the facts and does not omit anything likely to affect the import of such information.

No person has been authorised to give any information or make any representations other than those contained in this Document and, if given or made, such information or representations must not be relied upon as having been so authorised. Neither the delivery of this Document or any subscription made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this Document or that the information in this Document is correct as of any time subsequent to the date of this Document.

Application will be made for the Ordinary Shares both issued and to be issued and to be admitted to trading on the Alternative Investment Market of the London Stock Exchange. It is emphasised that no application is being made for admission of these securities to the Official List of the UK Listing Authority and that the London Stock Exchange has not itself examined or approved the contents of this Document. It is expected that dealings in the Ordinary Shares will commence on AIM on 7 October 2002.

AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List. A prospective investor should be aware of the risks in investing in such companies and should make the decision to invest only after careful consideration and, if appropriate, consultation with an independent financial adviser. The rules of AIM are less demanding than those of the Official List.

PRESTBURY HOLDINGS PLC

(Incorporated in England and Wales with registered number 4494134)

OFFER FOR SUBSCRIPTION
Of up to 1,250,000 Ordinary Shares of 5p each at 80p per Ordinary Share

£250,000 Minimum Amount fully underwritten

and

ADMISSION TO TRADING ON THE ALTERNATIVE INVESTMENT MARKET

Nominated Adviser
Grant Thornton

Stockbroker
Christows Limited

Share Capital Following the Offer

(Assuming Full Subscription under the Offer)

	Authorised		Issued	
	Amount	Number	Amount	Number
Ordinary Shares of 5p each	£20,000,000	400,000,000	£687,500	13,750,000

The Offer Shares will, following allotment, rank equally in all respects with the existing ordinary share capital of the Company, including the right to receive all dividends or other distributions declared or paid on the Ordinary Shares after the date of this Document.

Grant Thornton, which is regulated by the Financial Services Authority, is the Company's Nominated Adviser for the purposes of the AIM Rules, is acting exclusively for the Company and will not be responsible to anyone other than the Company for providing the protections afforded to customers of Grant Thornton or for advising any other person on the Offer and other arrangements described in this Document. The responsibilities of Grant Thornton, as Nominated Adviser, are owed solely to the London Stock Exchange.

Christows Limited, which is regulated by the Financial Services Authority, is the Company's Broker for the purposes of the AIM Rules, is a member of the London Stock Exchange, is acting exclusively for the Company in connection with the Offer. Christows Limited will not be responsible to anyone other than the Company for providing the protections afforded to customers of Christows Limited or for advising any other person on the Offer and other arrangements described in this Document.

The subscription for Offer Shares will open at 10.00 am on 27 August 2002 and may be closed at any time thereafter or when the Offer is fully subscribed but in any event not later than 5.00 pm on 1 October 2002 unless extended by the Directors. The procedure for application and the Application Form are set out in Part IV of this Document.

The whole text of this Document should be read. Investment in an unquoted company is speculative and involves a high degree of risk. An investment in Prestbury Holdings plc may not be suitable for all recipients of this Document. Prospective investors should carefully consider whether an investment in the Company is suitable for them in light of their circumstances and the financial resources available to them.

CONTENTS

DIRECTORS AND ADVISERS

Directors	The Rt Hon Francis Maude MP (Non-Executive Chairman) Lee Birkett (Chief Executive) Stephen Keenan (Chief Operating Officer) Lynne Birkett AAT II/III (Finance Director) Keith Lycett (Compliance Director) All of Prestbury House, Church Street, Macclesfield SK11 6LB.
Registered Office	Exchange Buildings 24 St Petersgate Stockport Cheshire SK1 1HD
Company Secretary	John Bottomley FCIS 29 Albemarle Street London W1S 4JB
Nominated Adviser	Grant Thornton Grant Thornton House Melton Street Euston Square London NW1 2EP
Stockbroker	Christows Limited 29-30 Cornhill London EC3V 3ND
Adviser to the Issue and Underwriter	Pearl Corporate Finance Limited 29 Albemarle Street London W1S 4JB
Solicitors to the Offer	Atlantic Law One Great Cumberland Place London W1H 7AL
Solicitors to the Company	Dawsons 2 New Square Lincoln's Inn London WC2A 3RZ
Reporting Accountants	Ford Campbell Elliot House 151 Deansgate Manchester M3 3WD
Auditors	Ford Campbell Exchange Buildings 24 St Petersgate Stockport SK1 1HD
Principal Bankers	Bank of Scotland 19/21 Spring Gardens Manchester M2 1FB
Registrars	Melton Registrars Limited Cresta House Alma Street Luton Bedfordshire LU1 2PU

DEFINITIONS

In this Document, where the context permits, the expressions set out below shall bear the following meanings:

"ABI"	the Association of British Insurers;
"Act"	the Companies Act 1985 (as amended);
"Admission"	the admission of the Enlarged Share Capital to trading on AIM and such admission becoming effective in accordance with the AIM Rules;
"ADRs"	American Depositary Receipts;
"AIM"	the Alternative Investment Market of the London Stock Exchange;
"AIM Rules"	the Alternative Investment Market of the London Stock Exchange the rules for companies traded on AIM published by the London Stock Exchange;
"Application Form"	the application form for use in connection with this Offer;
"Board" or "Directors"	the directors of the Company, whose names are set out on page 4 of this Document;
"Christows"	Christows Limited, the stockbrokers to the Company;
"Combined Code"	the Principles of Good Governance and the Code of Best Practice issued by the London Stock Exchange;
"the Company"	Prestbury Holdings plc a company incorporated in England and Wales on 24 July 2002 with company number 4494134;
"CP 121"	the Consultation Paper numbered 121 issued by the FSA and entitled "Reforming Polarisation - Making the market work for consumers";
"CREST"	the computerised settlement system used to facilitate the transfer of title to shares in uncertificated form operated by CRESTCo;
"CRESTCo"	CRESTCo Limited;
"Document" or "Prospectus"	this Document;
"EIS"	the Enterprise Investment Scheme described in paragraph 11.4 of Part IV of this Document;
"EMI Scheme"	the rules applying to options granted under the Employee Benefit Trust;
"Employee Benefit Trust"	The employee benefit trust known as the "Prestbury Holdings plc Employee Benefit Trust" established on 21 August 2002 pursuant to a trust deed made between the Company of the first part and Hallco 518 Limited (the Trustee);
"Enlarged Share Capital"	the issued Ordinary Share capital of the Company immediately following Admission, comprising the Existing Ordinary Shares and the Offer Shares;
"Existing Ordinary Shares"	12,500,000 issued Ordinary Shares prior to the Offer;
"FSA"	the Financial Services Authority Limited, the single statutory regulator under the FSMA;
"Financial Services and Markets Act" or "FSMA"	the Financial Services and Markets Act 2000;
"Full Subscription"	when 1,250,000 of the Offer Shares have been subscribed for pursuant to the Offer;
"the Group"	Prestbury and any subsidiary undertakings of the Company from time to time;

"Grant Thornton"	Grant Thornton, the Nominated Adviser to the Company;
"IFAs"	Independent Financial Advisers;
"Intermediaries"	professional Intermediaries in the business of introducing customers wishing to secure mortgage finance or personal loans or to purchase Low Risk Protection Products; including IFA's, Tied Agents, mortgage brokers, finance brokers, accountants and general insurance brokers;
"Intermediary Members"	Intermediaries who have agreed to become members of Solution Network;
"IT"	Information Technology;
"Life Assurance companies"	companies offering Minimal Risk Protection Products for sale;
"Loans UK"	a division and trading style of Prestbury specialising in offering secured personal loans and other services to less sophisticated individual consumers;
"the London Stock Exchange"	the London Stock Exchange plc;
"Minimal Risk Distribution Model"	The business model adopted by Prestbury which concentrates on the sale of Minimal Risk Protection Products capable of sale through electronic means;
"Minimal Risk Protection Products"	Insurance products known within the industry as Non-Regulated Life Products since their sale is not currently regulated by the FSA which are purchased solely for protection purposes and which do not carry any investment element. Such products include Term Assurance (i.e. Life Cover for a Fixed Term), Permanent Health Assurance and Accident, Sickness and Employment Cover;
"Minimum Amount"	£250,000 being the minimum amount under the Offer which is fully underwritten;
"Moneybrain"	A division and trading style of Prestbury specialising in offering secured personal loans and other services to more sophisticated individual consumers;
"Mortgage Code"	the code of best practice subscribed to on a self-regulatory basis by professionals in the mortgage industry;
"Non-Status"	is a term used to refer to borrowers who do not conform to a standard credit analysis template for assessing credit risk. Such borrowers include the self employed where income fluctuates and the credit impaired such as those who have suffered a County Court Judgement;
"Offer"	the offer for subscription of Offer Shares described in this Document;
"Offer Price"	80p per Ordinary Share;
"Offer Shares"	up to 1,250,000 Ordinary Shares which are to be issued pursuant and subject to the Offer;
"Official List"	the official list of the UK Listing Authority;
"Ordinary Shares"	Ordinary Shares of 5p each in the capital of the Company;
"POS Regulations"	Public Offers of Securities Regulations 1995 (as amended);
"Prestbury"	Prestbury Financial Limited a company incorporated in England and Wales on 21 April 1999 with company number 03756833;
"Regulated Life Products"	Life products which contain any element of investment such as Whole of Life Assurance and Endowment Policies;

"Shareholders"	holders of Ordinary Shares from time to time;
"Solution Network"	a trading style of Prestbury through which Intermediary Members are offered the opportunity to secure Minimal Risk Protection Products and Non-Status mortgages for their clients at favourable commission rates and to complete transactions by electronic means on an expedited basis;
"Tied Agent"	an appointed introducer of financial products for a single provider who only advises in respect of his or its provider's product;
"Trigold System"	the Trigold Rate Servicing System available to Intermediary Members for comparison of mortgage rates;
"UK"	United Kingdom;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of the FSMA;
"White Label"	a financial product packaged by Prestbury which is rebranded for the mutual benefit of Prestbury and a third party;
"£" or "Pound"	Pounds Sterling.

EXPECTED TIMETABLE

Registration of this Prospectus	23 August 2002
Opening of the Subscription List for the Offer	27 August 2002
Latest time and date for receipt of completed Application Forms and payment in full under the Offer (unless closed earlier if the Offer is fully subscribed or unless extended by the Directors)	1 October 2002
CREST accounts credited by	3 October2002
Admission effective and dealings expected to commence on AIM	7 October 2002
Definitive share certificates despatched by	9 October 2002

OFFER STATISTICS

(assuming Full Subscription)

Offer Price per Ordinary Share	80p
Number of new Ordinary Shares being offered by the Company	1,250,000
Number of Ordinary Shares in issue immediately following Admission (assuming Full Subscription)	13,750,000
Percentage of Enlarged Share Capital attributable to the Offer	9.09%
Market capitalisation of the Company at the Offer Price on Admission (assuming Full Subscription)	£11,000,000
Estimated gross proceeds of the Offer receivable by the Company	£1,000,000
Estimated net proceeds of the Offer receivable by the Company	£750,000

SUMMARY

The following information should be read in conjunction with the full text of this Document. You should read the whole Document and not just rely on this Summary. In particular your attention is drawn to the Risk Factors, set out on pages 24 to 25 of this Document.

Key Information

- The Company is a financial services company offering a range of complementary financial products.
- It specialises in offering:

  (i) Life Assurance and Income Protection Insurance Products;

  (ii) High Margin Non-Status specialist mortgages;

  (iii) Secured Personal Loans;

  (iv) Mainstream conventional mortgages

  and is not reliant on any one particular product offering.
- Prestbury holds agencies from 10 blue chip Life Assurance companies of whom 3, Norwich Union, Legal & General and Friends Provident, currently have the ability to complete sales of Minimal Risk Protection Products electronically.
- The Company has the potential for significant growth in the next 3 years by reason of the agencies it holds from Life Assurance companies and the materially lower compliance costs available to its Solution Network Intermediary Members.
- The implementation of the proposals contained in CP 121 in 2004 will allow the Company to expand its product portfolio to include additional products such as stakeholder pensions and CAT standardised savings products which are currently regulated and in the process will increase the appeal of Solution Network.
- Movement to FSA regulation in 2004 is not expected to increase the Company's compliance costs to a material extent. It is expected to make Solution Network more attractive to Intermediaries who do not wish to incur the compliance burden resulting from selling higher tier, fee based products not sold by Prestbury and in consequence will present material expansion opportunities.
- Solution Network is, in the opinion of the Directors, the only non-investment UK financial services portal which has the facility to complete transactions for the purchase of Minimal Risk Protection Products electronically.
- The Company's Minimal Risk Distribution Model allows it to offer Minimal Risk Protection Products at competitive prices while generating commissions for itself and its Intermediary Members considerably in excess of industry norms.

Overview

The Company operates its business through Prestbury's three divisions:

(i) Solution Network: Deals primarily with financial Intermediaries;

(ii) Moneybrain: Is targeted at more sophisticated individual consumers; and

(iii) Loans UK: Is targeted at less sophisticated individual consumers.

Solution Network encapsulates Prestbury's Minimal Risk Distribution Model and represents the fastest growing part of the Company's business.

Solution Network offers Intermediary Members direct access to providers of conventional mortgage finance at no cost. In this context it also offers Intermediary Members free use of the Trigold System to compare rates offered by competing mortgage providers. Prestbury is then able to cross-sell competitively priced Minimal Risk Protection Products to successful applicants.

Where mortgage applications are declined as being Non-Status, Intermediaries are able to take advantage of Prestbury's experience in this sector to identify alternative products for their clients which provides further cross-selling opportunities.

The preferential commission structure offered by Solution Network to Intermediaries in respect of both Minimal Risk Protection Products and Non-Status mortgages encourages repeat business. Further the ability to process and complete transactions electronically speeds the transaction and reduces the costs.

The membership of Solution Network has enjoyed rapid growth increasing to 576 Intermediary Members since it was established a little over a year ago.

The tables below show the growth in monthly Life Assurance applications in Solution Network during the first 7 months of 2002 and the consequent growth in income demonstrating prospects for future income growth as membership of Solution Network increases.



Table 1: Number of Life Assurance Applications by month
Number
600
500
400
300
200
100
0
Jan
Feb
March
April
May
June
July
Month (2002)



Table 2: Income Trend
£000's
200
180
160
140
120
100
80
60
40
20
0
Jan
Feb
March
April
May
June
July
Month (2002)

Agencies are held by Prestbury from 10 blue chip Life Assurance companies who have recognised the advantages of Prestbury's Minimal Risk Distribution Model at a time when the industry is suffering a severe commission squeeze. Several of these institutions, including Legal & General and Friends Provident, have gone so far as to demonstrate their active support for the Minimal Risk Distribution Model through a contribution of cash to finance marketing campaigns to encourage Intermediaries to adopt the Minimal Risk Distribution Model and become members of Solution Network.

Prestbury's capability in the arrangement and completion of Non-Status mortgages represents a further incentive to Intermediaries to use Solution Network since Non-Status borrowing generates considerably higher commissions to reflect the perceived higher risk. A mortgage becomes Non-Status when an applicant applies for a conventional mortgage and is declined due to an insufficient credit score. Such applicants include the self-employed and those with an impaired credit history.

The Company deals directly with the public through Prestbury's Moneybrain and Loans UK divisions selling secured personal loans, mortgages and some Minimal Risk Protection Products.

Prestbury delivers its services through a combination of telephone and Internet technologies but its IT capability has enabled it to build websites which are on the leading edge of e-commerce. Prestbury's proven technology includes:

- the use of leading edge software which allows full online completion of Term Assurance applications without the need for paper signatures;
- consumer oriented websites featuring such functionality as mortgage calculators and immediate life cover quotation tools; and
- advanced security systems which ensure all details of transactions remain confidential.

Life Assurance companies are increasingly recognising the cost savings available from completing the sale of Minimal Risk Protection Products online and this is currently possible with 3 of Prestbury's agencies. Prestbury expects this number to increase and its ability to interface its software systems with the Life Assurance companies offering this facility can only work to its advantage.

Prestbury's IT capability has persuaded a number of Solution Network's Intermediary Members including Burnden Financial (www.burnden.biz), a leading financial services company, and ACS Credit (www.eezzeeloans.co.uk), a large independent credit services business to become White Label partners with Prestbury. Prestbury is able to package products conforming to a Prestbury model and to rebrand them on a White Label basis. The sale of these products can be managed to the best advantage of clients and represent a growing part of Prestbury's business. Such alliances allow Prestbury to benefit from the marketing and advertising efforts of its White Label partners.

The Company provides a complete service to its clients originating, packaging and completing the provision of the financial products in which it specialises.

(i) **Originating.** This comprises the generation of enquiries through Intermediaries, referrals and directly from clients;

(ii) **Packaging.** This comprises the construction of products to suit the requirements of clients and providing requisite back office support; and

(iii) **Completing.** This includes validation of security, procuring completion of application forms, ascertaining serviceability of product and (where relevant) distributing policy documents.

The Company has diverse channels to market:

- Membership of Solution Network has increased steadily over the last year and the Directors consider continued growth to be sustainable. This growth is generated both by direct marketing and by word of mouth. Increases in Intermediary Members of Solution Network leads directly to increases in business across Prestbury's product portfolio.
- Prestbury is well placed to make proposals for Non-Status mortgage business if any mortgage application channelled through Solution Network does not meet with immediate acceptance. It is also able to cross-sell Minimal Risk Protection Products to successful applicants for both conventional and Non-Status mortgage finance.
- Advertisements by Prestbury in the financial press lead to the sale of a wide range of non-investment products directly to more sophisticated consumers through Prestbury's **Moneybrain** website and to the less sophisticated consumer through its **Loans UK** website. These sales include both conventional and Non-Status mortgages, the sale of various Minimal Risk Protection Products and the arrangement of secured personal loans.

Prestbury is not currently required to be regulated by the FSA in respect of any part of its business. It complies, however, with the ABI Code in its sale of Minimal Risk Protection Products, the Mortgage Code in respect of mortgage products and the Finance Industry Standards Association Code in relation to its arrangement of personal loans. Prestbury has also held a consumer credit licence since 1994.

The FSA has announced it intends to bring both Minimal Risk Protection Products and mortgage products within its supervision by 2004. The FSA has issued CP 121 inviting industry comment on its proposals for regulation of the sale of various financial products by Intermediaries. A further Consultation Paper No. 146 on the regulation of the sale of mortgages ("CP 146") was issued in August 2002. CP 121 envisages different tiers of regulation to cover the sale of different financial products by reference to their perceived risk. CP 146 will require mortgage brokers to have basic minimum qualifications as a condition of their being able to carry on in business. Prestbury's personnel have the necessary qualifications. It is not anticipated that the level of

regulation will increase significantly over that to which the Company is presently subject under the self-regulatory codes with which it complies.

Both Minimal Risk Protection Products and other products such as stakeholder pensions and CAT standardised savings products will fall within the lowest tier envisaged under CP 121. This will enable Prestbury to expand its product portfolio without additional compliance requirements. It is expected that this will make Solution Network more attractive to Intermediaries who do not wish to incur the compliance burden of selling higher tier fee based financial products which will present the Company with material expansion opportunities.

Prestbury has already responded to CP 121 and proposes to remain involved in all stages of the consultation process.

PART I

INFORMATION ON THE GROUP

Introduction

The Company is a financial services company which offers its services both to Intermediaries and directly to consumers.

Through its wholly owned subsidiary, Prestbury Financial Limited, the Company specialises in providing the following financial services:

(i) Life Assurance and Income Protection Insurance Products;

Prestbury holds agencies from 10 leading Life Assurance companies in respect of its Life Assurance and Income Protection business. The Life Assurance agencies held are as follows:

Legal & General Assurance Society Ltd	The Scottish Provident Institution Ltd
Norwich Union Healthcare Ltd	Zurich Ltd
Skandia Life Assurance Company Ltd	Scottish Equitable Plc
Scottish Amicable Life Plc	BUPA Plc
Liverpool Victoria Friendly Society Ltd	Friends' Provident Life & Pensions Ltd

(ii) High Margin Non-Status/specialist Mortgages;

(iii) Secured Personal Loans;

(iv) Mainstream/conventional Mortgages

Prestbury's service is provided through a combination of telephone and Internet technologies. While Prestbury continues to conduct business in the traditional way over the telephone and through face-to-face contact, it has experienced significant growth and material cost savings through the development of Internet based transaction management and execution particularly in its Solution Network division.

Over the past 3 years Prestbury has developed websites for each of its core areas of business operating under the domain names www.solutionnetwork.co.uk, www.moneybrain.co.uk and www.loansuk.co.uk.

- Solution Network is focused on providing a service to Intermediaries. This business has experienced rapid growth in Intermediary Members and in revenue.
- Moneybrain is designed for the more sophisticated and discerning individual consumer with a minimum loan commitment of £100,000.
- Loans UK is designed for use by the less sophisticated consumer seeking smaller loans and who often have more problematic credit histories.

Each of these Internet sites has the capability of completing business electronically. Likewise each website has generated direct revenue.

History

The business was founded in 1994 in Macclesfield as a partnership between Lee Birkett and Stephen Keenan, trading under the name Prestbury Financial Services.

The business initially operated as a brokerage business arranging secured loans and quickly established relationships with leading banks and lending institutions operating in this sector. These relationships survive to this day.

Between 1994 and 1999 Prestbury Financial Services extended and diversified the scope of its business. With the launch of Solution Mortgages, Prestbury Financial Services traded successfully as a mortgage packager to the professional Intermediary marketplace. A subsidiary also became a member of the network of Intermediaries operated by Misys plc ("Misys"). The Company is no longer a member of Misys.

In 1999 management concluded that the growth in the Group's product portfolio warranted a more sophisticated corporate structure. The resulting reorganisation led to the formation of Prestbury Holdings Limited and Prestbury Independent Limited.

Prestbury Holdings Limited was established to deal solely in mortgages, loans and other non-investment products which the Group was able to sell without a requirement for authorisation by the FSA and without any dependence

on Misys. This company was set up with 3 distinct business divisions separated by reference to consumer profile as follows:

- "Solution Mortgages" focused on servicing the requirements of financial Intermediaries and producers;
- "Loans UK" focused on Prestbury's traditional business of arranging secured personal loans; and
- "Moneybrain" was created as an umbrella brand to allow Prestbury to broaden its product offering to more sophisticated consumers.

Prestbury Independent Limited was set up to deal solely with business that the Group was not able to transact without regulatory cover. Prestbury Independent Limited secured the necessary compliance cover as an appointed representative of Misys.

Since Prestbury only offered Minimal Risk Protection Products, mortgages and secured personal loans it subsequently concluded it did not need to be a member of the Misys network. Prestbury was fortunate in that it already held a direct agency from Zurich Insurance to sell Minimal Risk Protection Products in an ABI Code compliant manner. Prestbury accordingly determined to form its own network for the sale of Minimal Risk Protection Products.

Solution Mortgages was rebranded by Prestbury as "Solution Network" and the operations of Prestbury Independent Limited were closed down.

Since this time Prestbury has concentrated on building Solution Network to a point where it now holds agencies from 10 leading Life Assurance companies and is able to offer Minimal Risk Protection Products, Non-Status and conventional mortgages and secured personal loans to a growing body of Intermediary Members, which at the date of this Document stands at 576 and is growing monthly.

The Life Assurance agencies held are as follows:

Legal & General Assurance Society Ltd	The Scottish Provident Institution Ltd
Norwich Union Healthcare Ltd	Zurich Ltd
Skandia Life Assurance Company Ltd	Scottish Equitable Plc
Scottish Amicable Life Plc	BUPA Plc
Liverpool Victoria Friendly Society Ltd	Friends' Provident Life & Pensions Ltd

The establishment of Solution Network has led to significant growth in Prestbury's income from the sale of Minimal Risk Protection Products and the Directors anticipate growth will continue.

Minimal Risk Protection Products are also sold to clients directly through Prestbury's Moneybrain and Loans UK divisions. Advertising of these divisions has been suspended for 3 months to allow Prestbury to concentrate its resources on the building of Solution Network. The Company expects to recommence promotion of these divisions in September 2002.

Company Structure

The Company's operations are channelled entirely through Prestbury, a wholly owned operating subsidiary.

The business conducted by Prestbury is operated through 3 distinct divisions all of which now sell only non-investment products.

A. Solution Network

Solution Network is aimed at professional Intermediaries and introducers.

The business operates from the Company's offices in Macclesfield but is scheduled to move to Manchester in September 2002 in line with the Company's expansion programme.

B. Moneybrain

Prestbury's Moneybrain division deals directly with more sophisticated consumers.

The business is currently also located in the Company's offices in Macclesfield.

C. Loans UK

Loans UK concentrates on the direct provision of loan services to less sophisticated consumers.

The business is operated from the Company's offices in Macclesfield.

The Group structure is as follows:


Prestbury Holdings plc
Prestbury Financial Ltd
T/A Solution Network Division
T/A Moneybrain Division
T/A Loans UK Division

Principal Business Activities

Whilst the Company is able to offer a wide range of financial services to its clients it markets itself as a specialist in three specific areas:

(i) Mortgages

The arrangement of mortgages is a core constituent of Prestbury's business, engaging over one third of its personnel and currently accounts for approximately 45% of the Company's gross revenue.

Prestbury will arrange mortgages for any borrower but specialises in the Non-Status market, providing a service to borrowers with impaired credit histories or who might otherwise be experiencing difficulty in securing finance for the purchase of residential property through conventional channels. Such persons would typically include the self-employed without a guaranteed regular income, clients with County Court Judgements registered against them and those who have fallen into arrears with a previous mortgage.

Prestbury's mortgage clients are obtained through all 3 of its trading divisions

- Solution Network offers free access to providers of conventional mortgage finance to its Intermediary Members who include independent financial advisers, Tied Agents, accountants, mortgage brokers, estate agents and finance brokers. Prestbury also has extensive arrangements with conventional mortgage providers and it operates as the link between Intermediaries and lending institutions.
- Moneybrain offers both conventional and Non-Status mortgage finance on a direct basis to more sophisticated consumers.
- Loans UK tends not to deal with conventional mortgage applications but offers Non-Status mortgage assistance to the less sophisticated consumer.

Prestbury's long experience and expertise in the Non-Status sector encourages Intermediary Members using Solution Network to seek Prestbury's assistance in securing mortgage finance for its Non-Status clients.

Prestbury has long-standing and excellent relationships with most of the specialist Non-Status lending institutions including the market leaders I Group, which is part of GE Capital, and GMAC, a division of General Motors.

The Non-Status mortgage market offers considerably higher margins than conventional mortgage business. For this reason alone, returns to both the provider and the broker are higher with commissions of 2-3% of the loan value being the norm as opposed to 0.2-0.5% for mainstream mortgage business. The average size of Non-Status

loans secured by Prestbury at the date of this Document for mortgage customers was £114,000 over the 12-month period from April 2001 to April 2002.

Prestbury subscribes to the Mortgage Code.

(ii) Life Assurance

At the date of this Document Prestbury holds agencies from the top 10 UK Life Assurance companies to arrange insurance on Minimal Risk Protection Products. Income from the sale of Minimal Risk Protection Products constituted 55% of Prestbury's gross revenue for the month of April 2002.

Prestbury's business of selling Minimal Risk Protection Products represents the fastest growing sector of its product portfolio.

Prestbury's principal Minimal Risk Protection Products include:

Mortgage Protection Insurance
Term Assurance (Life Cover)
Critical Illness Insurance
Permanent Health Insurance
Accident Insurance
Sickness and Employment Insurance (Redundancy Cover)
Keyman Insurance

The growth in Prestbury's sales of Minimal Risk Protection Products is principally attributable to the success of its Solution Network division. This division is built around Prestbury's Minimal Risk Distribution Model which has the following attributes:

(i) Minimal Risk Protection Products are not currently regulated by the FSA due to their non-investment status.

(ii) The compliance cost savings allow Minimal Risk Protection Products to be offered for sale at competitive prices making them more attractive to the end purchaser.

(iii) The cost savings also allow a considerably more generous commission structure for both Prestbury and the Intermediary Members, who use Solution Network to secure the appropriate products for their clients, than is generally available. This in turn encourages Intermediary Members to return with repeat business.

(iv) The offering of conventional mortgage finance facilities to Intermediary Members, without charge, provides considerable opportunities to cross-sell Prestbury's portfolio of Minimal Risk Protection Products. This is enhanced by offering Solution Network's Intermediary Members the right to use useful and user-friendly tools such as live rate comparison tables, giving them a rapid idea of the best rates available for various categories of mortgage finance from different providers at the relevant time.

(v) The assistance of Prestbury in packaging the product and in particular the facility to complete the transaction online leads to further cost reductions, the rapid processing of the transaction in question and the possibility of higher commissions. At present only 3 providers are able to complete transactions online. These are: Legal & General, Friends Provident and Norwich Union. The proportion of online completions is, however, increasing rapidly and in June 2002 online completions with these 3 companies alone accounted for 65% of total sales of Prestbury's Minimal Risk Protection Products.

In addition, the enthusiasm of the Life Assurance companies for Prestbury's Minimal Risk Distribution Model has led 2 providers to make available cash finance to fund the marketing of Solution Network to Intermediary Members.

(iii) Secured Loans

The arrangement of secured loans was the basis for the foundation of Prestbury Financial Services and remains an important part of Prestbury's product mix. Prestbury is able to arrange personal loans, on a secured basis, through each of its 3 operating divisions.

(i) Solution Network's Intermediary Members are aware of the expertise of Prestbury in arranging Non-Status finance and in addition to using Solution Network to satisfy requirements for mortgage finance and protection policies. This division generates a high margin income flow from processing Non-Status secured loans introduced by financial Intermediary Members.

(ii) The Moneybrain division offers specialised lending services directly to the more sophisticated consumer. These loans comprise both conventional loans and more complex Non-Status lending.

(iii) Loans UK, like Moneybrain, deals directly with the public and specialises in helping the less sophisticated consumer. Due to the nature of the client base, loans arranged within this division tend to be smaller. Although the arrangement of personal loans is the principal source of income for this division, Loans UK deals with some Non-Status mortgage requirements where borrowers have experienced difficulties in servicing conventional mortgages.

The greater part of Prestbury's personal loan business is effected directly with clients. An increasing number of loan products sold by Prestbury are White Labelled. Loans are arranged through arrangements with a wide variety of lending institutions with whom Prestbury has long-standing relationships and are packaged to suit the individual client's particular circumstances. The providers of Non-Status loans tend to be the same institutions as those who are in the business of funding Non-Status mortgages.

Market

The Company's market includes the following financial services sectors:

- Life Assurance (Term Assurance and Protection Cover);
- Secured Personal Loans;
- Conventional Mortgages; and
- Specialised/Non-Status Lending.

Life Assurance

There are three types of life protection assurance: term (temporary) insurance, whole-of-life cover and endowments.

Regular premium, mortgage-related term insurance has doubled over the last decade and continues to be in strong demand, fuelled by the booming housing market.

Adverse publicity surrounding endowment insurance has resulted in a material decline in endowment policies but term assurance has been the direct beneficiary as borrowers have switched to repayment mortgages.

The insurance industry in the UK has been slow to adopt the online selling of insurance products but it is estimated that this market will be worth in the region of £3.1 billion by 2005. Financial Intermediaries are increasingly dealing over the Internet and with its ability to process and complete transactions over the Internet, Prestbury is well placed to take advantage of the opportunities presented to increase sales through this medium.

Loans

The personal loan market doubled in size in the 1990's from some £15 billion to over £30 billion annually and continues to grow. Personal loans have proved to be one of the fastest growing sectors of consumer finance.

It is anticipated that in future lenders will increasingly use more direct distribution channels, including digital television and the Internet, to market to consumers. Polls of consumer behaviour show an increasing willingness by consumers to deal with lenders without the face-to-face contact which is currently so important and an increasing willingness to use the Internet.

Conventional Mortgages

Mortgage lending is broadly provided by building societies, banks and specialist lenders, the latter often being owned by the former but operating as separate specialist businesses.

The UK mortgage market also saw substantial growth in mortgage lending in the last 5 years of the 20th century. This growth has continued through 2000 and 2001 fuelled by rising house prices. Gross advances in 2001 exceeded £160 billion and these are anticipated to top £200 billion by 2003.

Housing demand continues to be strong and the wide range of companies in the mortgage market make the products on offer extremely competitive. Prestbury is, by reason of its extensive range of relationships with providers, able to offer a wide choice of competitive products for its clients to choose from. The margins available in the conventional mortgage sector are so small that, as a rule, Prestbury will not seek to recover commissions but simply provides a conduit for Intermediaries to sources of finance.

Non-Status Lending

This specialist lending sector is comparatively small but is steadily growing. Non-Status lending has steadily increased as a percentage of total lending to an extent where it now accounts for more than 10% of all loans taken out for house purchases.

Clients are sourced primarily through Intermediaries and direct marketing. Prestbury is well placed to continue development of this growing sector. The Directors consider the Company to be one of the first entrants into this market and considers itself to have few competitors.

Competition

Due to the fragmented nature of the financial services industry there are many potential competitors to Prestbury across its product range but few who combine the key elements available in the service Prestbury offers to its clients.

The end suppliers of financial services tend to fall into three categories:

(i) Banks;

(ii) Specialist Financial Services Institutions; and

(iii) Building Societies.

Each category of institution reaches its target market in a variety of different ways but there are again a limited number of primary routes to market as follows:

(i) Intermediaries

(ii) Internet Portals

(iii) Direct online presence

(iv) Direct Sales

The principal competition to Prestbury still remains the networks operated by Misys and Bankhall.

Misys and Bankhall are FSA regulated and extend a regulatory umbrella to Intermediaries who are members of their networks. This authorisation allows members to sell Minimal Risk Protection Products alongside other FSA regulated products. They are however required to pay a fee for network membership. In addition the higher compliance costs arising from the sale of certain FSA regulated products charged by these networks reduces the net remuneration of members to a material extent. By way of example the professional indemnity insurance costs alone, which are required when an Intermediary gives advice in connection with the sale of financial products, have increased in certain circumstances by a factor of some 300% in the past year. Prestbury has concluded that Solution Network has a material competitive advantage over other networks since it charges no fees and has considerably lower compliance costs due to the fact it sells only Minimal Risk Protection Products and other non-investment products. These combine to increase net remuneration for Intermediary Members and make Solution Network more attractive.

Other networks are beginning to emerge focused on selling single categories of Minimal Risk Protection Products. These include Simply Assured Limited, Lifequote Limited, Payment Shield Limited and Personal Touch Limited. At the present time none of these networks offer the range of products offered by Prestbury.

Premises and Systems

Premises

Prestbury currently operates from premises in Macclesfield. These premises comprise 2400 square feet let on two separate 3-year leases.

Separate premises have been secured in Oxford Road in Manchester to which it is proposed to move part of the business in September of 2002 as part of a planned expansion. These premises comprise 3000 square feet and are let on a 10-year lease with an option to break in February 2004.

The properties can together cater for up to 60 staff allowing scope for planned expansion from the current staff complement of 20 over the next 18 months. It is expected that a further property commitment will need to be made in early 2004.

Systems

The Company operates 2 MB ADSL external data links which are capable of satisfying the continuous requirements of 30 workstations without significant speed loss. Any increase in requirement above this level will require the line width to be increased as will a move to new premises.

Current systems will tolerate moderate growth and it is envisaged that more comprehensive Management and Information Systems will be required. It is intended to upgrade systems once the Offer is completed.

Future Developments

The Company intends to build on the early success of Prestbury's Solution Network division by expanding its Intermediary Membership and in this way intends to capitalise on the competitive advantage of its Minimal Risk Distribution Model. In April 2002 Prestbury undertook a series of nationwide roadshows funded by Legal & General and Friends Provident, which involved 14 presentations to approximately 258 brokers and other attendees. Prestbury intends to carry out a further series of roadshows under the sponsorship of BUPA in the Autumn of 2002. BUPA has agreed to provide facilities at 30 hospitals for the presentations with the use of their on-site training facilities. The results of the April roadshows were considered by the Directors to be very satisfactory. Prestbury has been approached by a number of Life Assurance companies wishing to be involved with the promotion and advertising of the proposed roadshows in Autumn 2002.

In addition the Company proposes to consolidate and expand its existing market position as a leading facilitator in the Non-Status lending market.

Minimal Risk Distribution Model

Prestbury's Minimal Risk Distribution Model offers material benefits both to providers of Minimal Risk Protection Products, to Intermediary Members and to Prestbury and its clients. 7 out of the 10 Life Assurance companies referred to above operate exclusively on a paper-based system. The cost advantages of completing transactions electronically is, however, self evident and a further 2 of these Life Assurance companies are in the process of developing electronic systems to allow online processing of transactions. Liverpool Victoria has offered Solution Network the opportunity to operate a pilot scheme for it.

Many companies in the industry (both providers and Intermediaries) are wedded, both financially and emotionally, to outdated and non cost effective methods of doing business. Prestbury proposes to continue to encourage its Life Assurance associates, Intermediary Members and other clients to do business electronically, stressing the advantages in terms of speed of execution and cost savings which lead directly to cheaper products and higher commission rates. Alongside this, Prestbury intends to build its Solution Network membership based round its Minimal Risk Distribution Model with a view to attaining as entrenched a position as possible before competitors change their way of doing business.

Prestbury will continue to provide Solution Network's Intermediary Members with online functionality (such as the Trigold System) to assist them in streamlining and generally improving the service they offer to their clients. These facilities will help to emphasise the benefits of Prestbury's Minimal Risk Distribution Model and further encourage Intermediary Members to return to Solution Network and execute repeat business.

Non-Status Mortgages

With the additional working capital raised by the Offer Prestbury intends to undertake a focused marketing campaign aimed at increasing its share of the Non-Status lending market concentrating on high margin business. Prestbury intends to meet regularly with as many Solution Network Intermediary Members as possible to emphasise:

- the cross-selling opportunities for Non-Status lending where mortgage applications fail;
- Prestbury's expertise in this area; and
- the significantly higher commissions available to Intermediary Members from conducting business via Solution Network.

Online Financial Services

The Company intends that its websites will be expanded and improved in terms of content and functionality through the services of its IT and Web Design Director so as to remain consistently at the leading edge of e-commerce.

White Label Partnerships

The Company proposes to expand its White Label partnerships.

The success of Solution Network has enabled Prestbury to package certain financial products on a White Label basis in partnership with leading Intermediary Members. This includes arrangements with Burnden, Eezee Loans, and the National Association of Commercial Finance Brokers. These White Label partnerships currently account for approximately 5% of Prestbury's total annual revenue. It is anticipated that as Solution Network's membership grows the opportunity for expanding the range of White Label products will expand with it and will account for an increasing percentage of total revenue.

Management

Directors

The Rt Hon Francis Anthony Aylmer Maude MP, Non-Executive Chairman age 49

Francis Maude attended Corpus Christi College, Cambridge. He subsequently qualified as a barrister and practised at the Criminal Bar from 1978 to 1985. Mr Maude was a Westminster City Councillor from 1978 to 1984, Member of Parliament for North Warwickshire from 1983 to 1992 and has been Member of Parliament for Horsham since 1997. He was Government Whip from 1985 to 1987, Minister for Corporate Affairs at the DTI from 1987 to 1989, Minister of State at the Foreign Office (for Europe, China and Hong Kong) from 1989 to 1990, Financial Secretary to the Treasury from 1990 to 1992 and Chairman of the Deregulation Task Force from 1994 to 1997. He was Shadow Secretary for Culture Media and Sport from 1997 to 1998, Shadow Chancellor of the Exchequer from 1998 to 2000 and Shadow Foreign Secretary from 2000 to 2001. Mr Maude was a managing director at Morgan Stanley from 1993 to 1997, a non-executive director of ASDA Group plc from 1992 to 1999 and has been a board member of the Benfield Group plc since 1999.

Lee James Birkett, Chief Executive age 30

Lee Birkett is the joint founder of Prestbury. After early positions with National Westminster Bank and Adidas UK he began his career in financial services in sales with Allied Dunbar Assurance plc in 1991. Following a serious motor cycle accident in 1994 his mobility was impaired to such an extent that he was forced to consider alternative options and these culminated in the establishment of Prestbury Financial Services where he has worked ever since. Mr Birkett is a Member of the Finance Industry Standards Association.

Stephen John Keenan, Chief Operating Officer age 39

Stephen Keenan founded Prestbury in 1994 jointly with Lee Birkett. Mr Keenan worked for National Supply Company Limited for 4 years and then for 10 years as a projects manager with Hirt Combustion engineers before leaving to set up Prestbury Financial Services with Lee Birkett.

Lynne Patricia Birkett, AAT II/III, Finance Director age 48

Lynne Birkett, who is Lee Birkett's mother, began her career with Barclays Bank. From 1986 she spent 9 years as a Financial Analyst with Siemens plc reporting to the Executive Director. Between 1995 and 1999 Mrs Birkett held the position of Practice Manager for Lincoln House Chambers, Manchester, where she was responsible for all aspects of the Chamber's financial affairs. She joined Prestbury Holdings Limited as Finance Director in 1999.

Keith Lycett, Compliance Director, age 66

Mr Lycett obtained degrees in Mechanical Engineering from Birmingham and Loughborough Universities and spent his early career as an Engineer with Bristol Aeroplane and Girling Limited before rising to be General Manager of Fram Europe Limited. In 1985 he moved into the financial services business obtaining Financial Planning Certificates and working with Allied Dunbar, Tomkinson Financial Limited and CJ Knight Management Services Limited before establishing Bont-faen Financial Services through which he operated as Compliance Director to Interlink Premier Network Limited from 1995 to date. Mr Lycett has operated as a Compliance Consultant to Prestbury since 2000.

The Company intends to appoint a further Non-Executive Director, who will be a qualified Chartered Accountant, as soon as practicable following Admission.

Key Managers:

Michael Moroney, IT Development, age 30

Mr Moroney began his career in sales initially with Concept Marketing UK Limited and then Signet Group. He joined Prestbury Financial Services in 1995 and progressed to be Director of Mortgage Services in 1998. Mr Moroney subsequently assumed responsibility for the Group's IT systems with particular emphasis on implementation and maintenance of hardware requirements for the Group's web presence.

Jose Rial, Creative, age 34

Mr Rial qualified as a graphic designer before starting his career as a finished artist with Ibj Marketing and Advertising. In 1990 he joined Hollas Garments Limited as a Studio Manager and during this time lectured at Macclesfield College on desk-top publishing and Internet skills as well as providing consultancy services to Prestbury Financial Services. He moved to Logical in 1998 before joining Prestbury as a full time Creative Director in 2000 with responsibility for enhancing and promoting Prestbury's website presence.

Compliance

The Company deals only in non-investment products and is not presently required to be regulated by the FSA. FSA regulations do not, therefore, currently apply to its business though it is expected that the Company's business will be brought within FSA regulation by 2004 as anticipated in the FSA's Consultation Paper No. 121 (see iv below). Until such time Prestbury will continue to operate its business in accordance with the following codes of conduct:

(i) ABI Code

Prestbury complies with and insists that all its Solution Network Intermediary Members comply with the ABI Code of Practice. This Code covers all non-investment insurance business including Term Assurance, Mortgage Protection Cover, Family Income Benefit Cover, Permanent Health Insurance, Permanent Medical Insurance, Accident Sickness and Unemployment Cover, Critical Illness Insurance and Business Protection Cover.

A copy of the Code is available at the following link:

http://www.abi.org.uk./consumer2/lifecode.htm

(ii) Mortgage Code

Prestbury subscribes to the Mortgage Code and abides by its voluntary code of best practice. This Code regulates the raising of finance for the purchase of property.

A copy of the Code is available at the following link:

http://www.mortgagecode.co.uk

(iii) Finance Industry Standards Association

Prestbury is a member of the Finance Industry Standards Association and abides by its voluntary code of conduct. This Code applies to the arrangement of personal loans.

A copy of the Code is available at the following link:

http://www.fisa.org.uk

(iv) Proposed FSA Authorisation

It is extremely pertinent that the FSA recently published CP 121 which addresses the status of IFAs, Tied Agents and other Intermediaries. CP 121 proposes the creation of a new category of adviser regulated under FSA supervision provisionally designated as a "Distributor Firm" which will come into operation in 2004. The FSA has, in addition, recently issued CP 146 containing proposals for regulation of the sale of mortgages. Consultation responses on CP 146 must be submitted to the FSA by 11 November 2002. These Consultation Papers together will impact on Minimal Risk Protection Products and mortgages as sold by Prestbury.

CP 121 envisages different levels of regulation. The category of products which the Distributor Firm elects to sell will determine the regulatory 'tier' into which they will fall. Minimal Risk Protection Products fall into the lowest tier which will entitle Prestbury to be regulated accordingly. Regulation under this tier will, however, also entitle Prestbury to sell certain other low risk financial products such as stakeholder and CAT standardised savings products.

The precise rules that will be promulgated in consequence of the publication of CP 121 and CP 146 are not yet clear. The Company is, however, fully prepared to conform to these when they are introduced. Further it believes the rules will be no more onerous than the rules to which Prestbury currently subscribes on a self-regulatory basis. Meanwhile the Company is, and intends to remain, actively involved with the FSA in the consultation process. In the meantime it is not constrained in any way from continuing with its present method of operation until the new rules come into operation in 2004.

The Directors consider that the introduction of CP 121 and CP 146 do not represent a threat but will provide the Company with significant new opportunities. They believe a number of existing companies operating in the sector which is due to fall under FSA regulation may find it difficult to operate once the new rules anticipated by CP 121 come into force. This applies in particular to members of other networks which are subjected to more onerous regulation due to being placed in a higher regulatory tier because of the sale of fee based financial products. These organisations, or their members, will need to seek the regulatory "shelter" of a compliant organisation with the necessary Life Assurance agency relationships and the Company believes that it will be able to offer the required regulatory cover to such organisations and an attractive way for them to continue in business under the new regulatory regime.

In the circumstances the Directors consider the introduction of FSA regulation to IFAs and Tied Agents will lead to significant opportunities for Prestbury to expand its membership of Solution Network on attractive terms and to expand its business as a direct consequence.

Financial Information

The following financial information has been extracted from the Accountants' Report on Prestbury Financial Limited included at Part II(b) of this Document.

	Year ended 30 April 2000 £'000	*18 months ended 31 October 2001 £'000*	*6 months ended 30 April 2002 £'000*
Turnover	1,159	1,716	1,178
Gross profit	672	991	456
Operating profit	87	5	87
Net assets/(liabilities)	3	(46)	10

Turnover has increased with the growth in numbers and increased activity of Intermediary Members of Solution Network.

Gross margins fell from 58% to 39% in the six months ended 30 April 2002. This was due to the increased sales volume of Minimal Risk Protection Products and the enhanced commissions paid to Intermediary Members using Solution Network.

Lee Birkett and Stephen Keenan waived remuneration of £108,887 for the period to 31 October 2001 and £120,000 for the six months ended 30 April 2002.

CREST

The Company will apply for the Ordinary Shares to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if the relevant shareholders so require.

Reasons for the Offer

The Directors consider that Admission will:

- Enhance the Company's status with Intermediaries thereby facilitating the building of membership of Prestbury's Solution Network division.
- Enhance the Company's status with its potential clients.
- Enable the Company to recruit and incentivise key personnel through participation in the Employee Benefit Trust.
- Attract new members to its Solution Network from regulated networks who are more suited to Prestbury's Minimal Risk Distribution Model thereby building further market share.
- Provide the opportunity to acquire brokerage businesses which are unable to adapt to the new regulatory regime anticipated in CP 121 through a share based consideration.
- Provide the funds to the Company to enable it to further enhance its IT capabilities and remain at the leading edge of developments in the electronic delivery of services to consumers.

The net proceeds of the Offer will enable the Company to position itself for rapid growth within its market place.

The Offer

The Offer Shares represent approximately 9.09% of the issued share capital following the Offer. At the Offer Price, the Company will be valued at £11,000,000. The net proceeds of the Offer (assuming Full Subscription) will amount to £750,000 (after expenses of the Offer) which will be used to provide working capital for the Group.

The Company may, if it considers it necessary, request Christows to appoint sub-brokers to solicit subscriptions for the Offer Shares. In such circumstances the Company has agreed with Christows that it may authorise a commission to such sub-brokers on any subscriptions for Offer Shares secured by such sub-brokers of up to 5% of the value of any such subscriptions.

The agreement of the London Stock Exchange to allow the Ordinary Shares to be traded on AIM is subject to compliance by the Company with the AIM Rules and on the terms of Admission.

The Offer Shares, following allotment, will rank equally with the Existing Ordinary Shares and will rank (in full) for any dividends and distributions paid or made in respect of the Ordinary Shares.

It is expected that definitive documents of title to the Offer Shares will be delivered by Melton Registrars Limited by first class post not later than 14 days after the date of Admission.

Minimum Amount

The Minimum Amount that must be subscribed under the Offer is £250,000. This will be applied firstly to meet the costs of the Offer. The Offer is conditional upon the Minimum Amount being subscribed and upon the Ordinary Shares being admitted to trading on AIM.

Subscriptions for £250,000 being the Minimum Amount have been underwritten by Pearl Corporate Finance Limited regulated and authorised by the FSA.

If Full Subscription under the Offer is not achieved it is anticipated this will have the following direct effects:

- Planned IT developments of the Company's systems could be delayed for up to a year as these would need to be financed out of cash flow; and
- Marketing of Moneybrain and Loans UK would not be recommenced in September 2002 as planned and marketing expenditure generally would be reduced until increases in cash flow permitted.

American Depositary Receipts

The Company intends to make an application for an ADR facility as soon as practicable following Admission and in due course to issue American Depositary Receipts ("ADRs") in respect of all of its outstanding share capital. These will be Level 1 ADRs which will permit securities of the Company to be purchased by US persons without the need for registration with the US Securities and Exchange Commission. It is further intended that the proposed ADR programme in the Company's securities will be organised by the Bank of New York who have indicated a willingness, in principle, to provide an ADR facility for securities in the Company.

It is emphasised that ADR programmes do not involve the issue of any additional securities but simply provide a trading facility in 'a bundle of shares' of the company concerned. It is anticipated that each ADR will represent 10 shares in the Company.

While an ADR facility provides access to shares which comprise part of that facility to a wider market and thereby theoretically increases liquidity, a company issuing ADRs may not engage in direct selling efforts in respect of its securities within the United States.

Lock-Ins and Orderly Market Arrangements

At Admission the Directors and persons connected with them will own 11,250,000 Ordinary Shares representing 90% of the Enlarged Share Capital assuming Full Subscription under the Offer. The Directors have undertaken to the Company, Grant Thornton and Christows that they will not sell or dispose of any of their respective interests in Ordinary Shares at any time before the first anniversary of Admission ("the Lock-In Period") save at the request of Christows and thereafter only through the Company's stockbrokers in an orderly fashion for a further period of 12 months.

Bank of Scotland has a charge over 1,000,000 Ordinary Shares owned by Lee Birkett which if exercised could lead to the realisation of some or all of these Ordinary Shares within the Lock-In Period.

Dividend Policy

The Directors anticipate that, following the Offer, earnings will not be distributed to Shareholders as cash or other dividends but will be retained for the development of the Company's business until adequate surplus cash resources have been generated when the Directors propose to pay progressive cash dividends.

Corporate Governance

The Directors intend that the Company will comply with the Combined Code in so far as is practicable for a company of Prestbury's size.

An Audit Committee and a Remuneration Committee of the Board of the Company, each consisting of the non-executive Directors, have been established.

The Audit Committee will be responsible for ensuring that the financial performance, position and prospects of the Group are properly monitored and reported on and for meeting with the auditors and discussing their reports on the accounts and the Group's internal controls.

The Remuneration Committee will review the performance of the executive Directors, set their remuneration, determine the payment of bonuses and consider the grant of options under the Share Option Scheme and, in particular, the price per share and the application of performance standards to any such grant.

Employee Benefit Trust

The Directors believe it important that Directors, employees and consultants of the Company are appropriately and properly motivated and rewarded. To this end, the Company has established the Employee Benefit Trust. Lee Birkett, Stephen Keenan and certain other shareholders have committed to gift 625,000 Ordinary Shares to the Trustee of the Employee Benefit Trust as soon as practicable following Admission. The Trustee of the Employee Benefit Trust then proposes to grant options over 256,250 Ordinary Shares in the Employee Benefit Trust to key members of management. The options granted by the Trustee of the Employee Benefit Trust will be established so that they will qualify as an Inland Revenue Approved Enterprise Management Incentive Scheme.

Further details of the EMI Scheme are set out in paragraph 6 of Part III of this Document.

Taxation Relief available to Investors

Venture Capital Trusts ('VCT's')

A successful application to subscribe for the Ordinary Shares will constitute a qualifying holding for VCT purposes. On the basis of information provided, including a draft of this Document, the Inland Revenue has confirmed that the Company will comply with the requirements of Schedule 28B of the Income and Corporation Taxes Act 1988 and that the Ordinary Shares will, therefore, be eligible shares.

Details of the approvals sought from the Inland Revenue are set out in paragraph 11.6 in Part III of this Document.

The Directors have undertaken to use their reasonable endeavours to maintain the Company's activities as a qualifying trade for at least 3 years after Admission.

Investors considering taking advantage of any reliefs available to VCT's should seek individual advice in order that they may fully understand how the rules apply in their individual circumstances.

Enterprise Investment Scheme ("the EIS")

A successful application to subscribe for the Ordinary Shares by individual investors who are UK taxpayers will, subject to their personal circumstances, qualify under the EIS. On the basis of the information provided, including a draft of this Document, the Inland Revenue has given confirmation that the Company is a qualifying company under the EIS legislation.

After acquiring the Ordinary Shares, each investor will, subject to the Inland Revenue's agreement, be provided with a certificate necessary for a claim for EIS relief to be submitted to his/her tax inspector. These certificates should be despatched by the Company to the investor once the Company has authority from the Inspector of Taxes to issue them.

The EIS also allows capital gains tax ("CGT") payable on chargeable gains realised by individuals and certain trustees to be deferred. To qualify for CGT deferral, a sum up to the amount of the chargeable gain must be subscribed (usually not more than one year before, nor more than 3 years after, the date on which the chargeable gain arises) in new ordinary shares of a qualifying trading company or an unquoted company which is the parent of a qualifying trading group. For this purpose, shares quoted on AIM are regarded as unquoted.

A claim for CGT deferral relief is made by individual investors and/or trustees claiming relief.

Investors considering taking advantage of any reliefs under the EIS should seek their own professional advice in order that they may fully understand how the rules apply in their individual circumstances.

Further tax consequences of investing in Ordinary Shares are referred to in paragraph 11 of Part III of this Document.

Investors should seek individual advice in order that they may fully understand how the rules apply in their individual circumstances.

Additional Information

Your attention is drawn to the information set out in Parts II, III and IV of this Document.

Risk Factors

In addition to the other relevant information in this Document the Directors consider the following risk factors to be of particular relevance to the Company. It should be noted that this list is not exhaustive and that other risk factors may apply:

Regulation

The FSA has issued CP 121 and issued a further Consultation Paper Number 146 ("CP 146") on mortgages in August 2002. These Papers will entail a requirement for the Company to be regulated by the FSA in 2004. The Company is in consultation with the FSA on CP 121, whilst CP 146 is still under consideration having been so recently issued. As a result, the detailed effect of FSA regulation on the Company and its competitiveness generally cannot be precisely ascertained at the present time. The imposition of restrictions on sales methods, trading practices, record keeping, capital adequacy and the conduct of principals and employees could be detrimental to the Company. Failure to comply with any of the applicable laws, rules or regulations could result in a fine, injunction, suspension or expulsion from the industry, which could have a material adverse impact upon the Company. A significant operating loss or any charge against the net capital of the Company could adversely affect its ability to operate, expand or, depending upon the magnitude of the loss or charge, maintain its present level of business. Furthermore, amendments to existing statutes and regulations or the adoption of new statutes and regulations could require the Company to alter its methods of operation at costs which could be substantial.

AIM

AIM is not the Official List of the London Stock Exchange. Notwithstanding that an application has been made for Admission of the Ordinary Shares to AIM, this should not be taken as implying that there will be a liquid market for the Company's securities. An investment in the Ordinary Shares may thus be difficult to realise.

Dependence on Key Personnel

The Company will place substantial reliance upon the personal efforts and abilities of certain Directors and key employees. Although such individuals have or will enter into employment agreements with the Company, the loss of the services of any such individual may have a material adverse affect on the business, operations, revenues and/or prospects of the Group. The success of the Company is also dependent upon its ability to retain and hire additional highly skilled personnel. The Company has sought to mitigate this risk by taking out keyman insurance on certain of the Directors for the benefit of the Company. The Company has submitted an application to Legal & General to insure Lee Birkett for a sum of £500,000 and to insure Stephen Keenan for a sum of £250,000, both for terms of 10 years.

Smaller Companies

The share price of publicly traded smaller companies can be highly volatile. The value of the Company's Ordinary Shares may go down as well as up and in particular the share price may be subject to sudden and large falls in value given the restricted marketability of the Ordinary Shares. Investors may, on disposing of Ordinary Shares realise less than their original investment or may lose their entire investment. The Ordinary Shares may, therefore, not be suitable as a short-term investment.

External Factors Affecting Share Price

The price at which the Ordinary Shares will be traded and the price which investors may realise for their Ordinary Shares will be influenced by a large number of factors, some specific to the Company and its proposed operations, and some which may affect the business sectors in which the Company operates, and unquoted companies generally. These factors could include the performance of the Company's operations, large purchases or sales of the shares, liquidity or absence of liquidity in the Ordinary Shares, legislative or regulatory changes relating to the business of the Group and general economic conditions.

Continuing Control by Present Shareholders

On completion of the Offer set out in this Document the Company will continue to be controlled by its present shareholders who will be in a position to influence materially the outcome of any matter requiring a vote of shareholders. Following the subscription for all the Offer Shares the present Shareholders will own approximately 90.9 per cent. of the Company's existing issued and outstanding shares. The present shareholders will, therefore, be able to elect all of the Directors and otherwise control the affairs of the Company.

Limited Information

It may be difficult for investors in Ordinary Shares to obtain reliable information about their value or the extent of the risks to which the share price is exposed.

Tax Reliefs

Although the Directors expect the Ordinary Shares will be approved by the Inland Revenue as qualifying for the reliefs under EIS and VCT, such approval will only be granted (if it is granted) following completion of the Offer. If such approval is not granted the reliefs relevant to EIS and VCT referred to in this Document will not be available to investors. Subsequent taxation legislation could change or abolish reliefs currently available.

Competition

The sector in which the Company proposes to operate is competitive and there is no certainty that the Company will be able to achieve its projected growth in sales or that the market it has identified to develop can be developed to the extent it has anticipated.

Future Funding Requirements

It may be necessary for the Company to raise additional capital in future years to finance the growth of the Company through future stages of development. Any such capital requirement may not be available to the Company on favourable terms or at all and will, if existing shareholders choose not to subscribe, lead to a dilution of their interest.

Although the Directors will seek to minimise the Risk Factors, investment in the Company should only be made by investors able to sustain a total loss of their investment.

ACCOUNTANTS' REPORT ON PRESTBURY HOLDINGS PLC

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

23 August 2002

Dear Sirs

Prestbury Holdings Plc ("the Company")

We report on the financial information set out below. This financial information has been prepared for inclusion in the Prospectus dated 23 August 2002 relating to the offer for subscription of ordinary shares of Prestbury Holdings Plc ("the Prospectus").

Basis of preparation

The company was incorporated on 24 July 2002 as Pilotcare Plc with the registered number 4494134 as a public company limited by shares under the Companies Act 1985. On 2 August 2002 the Company changed its name to Prestbury Holdings Plc.

No statutory financial statements have been prepared, audited or filed with the registrar of companies and no dividends have been declared or paid since incorporation. The financial information set out below has been prepared for the purposes of this document.

The company has not traded since incorporation. Consequently, no profit and loss account has been included in the financial information.

Responsibility

Such financial statements are the responsibility of the Directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Prospectus dated 23 August 2002 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Standards Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 23 August 2002, a true and fair view of the state of affairs of the Company as at 31 July 2002.

Consent

We consent to the inclusion in the Prospectus dated 23 August 2002 of this report and accept responsibility for this report for the purposes of paragraph 45(8)(b) of Schedule 1 to the Public Offers of Securities Regulations 1995.

BALANCE SHEET AT 31 JULY 2002

	Notes	As at 31 July 2002 £
Current assets		
Unpaid share capital		0.02
Net assets		0.02
Capital and reserves		
Called up share capital	2	0.02
Equity shareholders funds		0.02

NOTES TO THE FINANCIAL INFORMATION

1. **Accounting policies**

Accounting convention

The financial information has been prepared in accordance with applicable accounting standards and under the historical cost convention.

2. **Called up share capital**

	As at 31 July 2002 £
Authorised	
2,000,000,000 Ordinary shares of 1p each	20,000,000
Allotted and called up	
2 Ordinary shares of 1p each	0.02

The Company was incorporated on 24 July 2002 with an authorised share capital of £20,000,000 divided into 2,000,000,000 shares of 1p each, of which 2 were issued nil paid to the subscribers to the Memorandum of Association. Since then there have been the following changes in the authorised and issued share capital of the Company:

- on 21 August 2002 the authorised share capital was converted from 2,000,000,000 Ordinary Shares of 1p each to 400,000,000 Ordinary Shares of 5p each;

- on 21 August 2002 the Company issued 12,500,000 Ordinary Shares of 5p each, credited as fully paid, to acquire the entire issued share capital of Prestbury Financial Limited; and
- prior to Admission, and conditional on Admission, the Company will increase its issued share capital by £62,500 to £687,500 by the issue of 1,250,000 Ordinary Shares of 5p each at an issue price of 80p.

Yours faithfully

Ford Campbell
Chartered Accountants
Manchester

PART II(b)

ACCOUNTANTS' REPORT ON PRESTBURY FINANCIAL LIMITED

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

23 August 2002

Dear Sirs

Prestbury Financial Limited ("PFL")

We report on the financial information set out below. This financial information has been prepared for inclusion in the Prospectus dated 23 August 2002 relating to the offer for subscription of ordinary shares of Prestbury Holdings Plc ("the Prospectus").

Prestbury Independent Limited ("PIL"), which was incorporated in July 1996 as a private company limited by shares under the Companies Act 1985, commenced trading in February 1998 offering regulated independent financial advice. In March 1999 Solution Mortgages Limited ("SML"), which was incorporated in December 1998 as a private company limited by shares under the Companies Act 1985, commenced trading as a provider of mortgage services. In April 1999 Prestbury Loans Limited ("PLL") was incorporated as a private company limited by shares under the Companies Act 1985 and commenced trading as a provider of mortgage services.

Prestbury Financial Limited was incorporated on 21 April 1999 as Prestbury Holdings Limited ("PHL"), a private company limited by shares under the Companies Act 1985, and acquired PIL, SML and PLL on 22 April 2001. On 30 June 2001 the trades of PIL, PLL and SML were transferred to PFL and the subsidiaries became dormant. On 2 August 2002 PHL changed its name to PFL.

The financial information set out in this report is based on the sources set out herein and on the Basis of Preparation below, after making such adjustments as we considered necessary.

Basis of preparation

The financial information set out in this report has been prepared on the following bases:

- for the periods ended 30 April 2000 and 31 October 2001 from the audited financial statements of PFL and its subsidiaries ("the Group");
- for the six months ended 30 April 2002 from the management accounts of PFL.

Responsibility

The financial statements and management accounts are the responsibility of the directors of PFL who approved their issue.

The Directors of PFL are responsible for the contents of the Prospectus dated 23 August 2002 in which this report is included.

It is our responsibility to compile the financial information set out in our report, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Standards Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 23 August 2002, a true and fair view of the state of affairs of PFL as at the dates stated and of its results for the periods then ended.

Consent

We consent to the inclusion in the Prospectus dated 23 August 2002 of this report and accept responsibility for this report for the purposes of paragraph 45(1)(b)(iii) of Schedule 1 to the Public Offers of Securities Regulations 1995.

Profit and Loss Accounts

	Notes	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Turnover	2	1,159,439	1,715,940	1,178,318
Cost of Sales		(487,436)	(724,879)	(722,666)
Gross profit		672,003	991,061	455,652
Administration expenses		(584,916)	(985,999)	(368,321)
Operating profit	3	87,087	5,062	87,331
Interest payable	4	(6,168)	(9,823)	(1,952)
Profit/(loss) on ordinary activities before taxation		80,919	(4,761)	85,379
Tax on profit/(loss) on ordinary activities	6	(13,968)	(44,663)	(29,202)
Profit/(loss) on ordinary activities after taxation		66,951	(49,424)	56,177
Dividends	7	(64,285)	—	—
Retained profit/(loss) transferred to reserves	16	2,666	(49,424)	56,177

All amounts relate to continuing activities.

Statement of Recognised Gains and Losses

There have been no recognised gains or losses, other than the results for the financial periods, and all profits or losses have been accounted for on an historical cost basis.

Balance Sheets

	Notes	As at 30 April 2000 £	As at 31 October 2001 £	As at 30 April 2002 £
Fixed assets				
Intangible fixed assets	8	20,000	—	—
Tangible fixed assets	9	14,605	121,609	115,206
		34,605	121,609	115,206
Current assets				
Debtors	11	203,915	355,518	840,088
Cash at bank and in hand		2,421	—	—
		206,336	355,518	840,088
Creditors: amounts falling due within one year	12	(237,875)	(496,694)	(917,796)
Net current liabilities		(31,539)	(141,176)	(77,708)
Total assets less current liabilities		3,066	(19,567)	37,498
Creditors: amounts falling due after one year	13	—	(22,791)	(13,179)
Provisions for liabilities and charges				
Deferred taxation	14	—	(4,000)	(14,500)
		3,066	(46,358)	9,819
Capital and reserves				
Share capital	15	400	400	400
Profit and loss account	16	2,666	(46,758)	9,419
Equity shareholders' funds	17	3,066	(46,358)	9,819

1. Accounting Policies

Accounting convention

The financial information has been prepared in accordance with applicable accounting standards and under the historical cost convention. The following accounting policies have been applied consistently to the financial information set out below:

Turnover

Turnover represents commission and fees receivable, excluding VAT. Accrued income represents commission and fees receivable based on estimated conversion rates for all transactions in progress at the period end. The conversion rates used are 85% for life assurance business, 80% for non-status loan and mortgage business under offer and 34% for non-status mortgage and loan business not yet under offer. Commission payable in respect of accrued income is included within accruals.

Depreciation

Depreciation is provided to write off the cost, less the estimated residual values of all tangible fixed assets, over their estimated useful lives as follows:

Website costs	25% per annum reducing balance
Fixtures and fittings	15% per annum reducing balance
Computer equipment	15% per annum reducing balance

Cash flow statements

The financial information does not include cash flow statements because the Group, as a small reporting entity, was exempt from the requirement to prepare such a statement under Financial Reporting Standard 1 "Cash Flow Statements".

Deferred taxation

Deferred taxation is provided at the current rate of corporation tax on the liability method, in respect of tax deferred by taxation allowances and timing differences except to the extent that there is a reasonable probability that a liability will not become payable within the foreseeable future.

Consolidation policy

As a small reporting entity Prestbury Financial Limited was exempt from the requirement to produce consolidated statutory accounts.

The financial information consolidates the financial information of the company and its subsidiary undertakings. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from the date control passes. Intra-group sales and profits are eliminated fully on consolidation.

On acquisition of a subsidiary, all the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their values reflecting the condition at that date. All changes to those assets and liabilities, and the resulting gains and losses that arise after the Group has gained control of the subsidiary are charged to the post acquisition profit and loss account.

Contributions to pension funds

Contributions to money purchase pension schemes are charged to the profit and loss account as they are made.

Leases and hire purchase contracts

Operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

2. Turnover

The turnover and operating profit was derived from the Group's principal activity within the United Kingdom which is the provision of financial services.

3. Operating Profit

The operating profit is stated after charging or crediting:

	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Operating lease rentals:			
– land and buildings	30,410	46,402	17,967
– other	18,048	17,257	5,032
Auditors' remuneration:			
– audit services	5,000	5,000	—
– non-audit services	3,189	10,932	15,755
Depreciation and amortisation	2,418	22,442	15,334
Profit/(loss) on disposal of fixed assets	3,500	—	999
Goodwill written off – negative	(9,881)	—	—
Goodwill written off – positive	7,527	—	—

4. Interest Payable

	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Bank loans, overdrafts and other loans repayable within five years	6,168	9,823	1,952

5. Directors and Employees

	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Staff costs were as follows:			
Wages and salaries	222,246	352,482	115,850
Social security costs	15,867	31,938	11,327
Other pension costs	9,131	1,598	1,000
	247,244	386,018	128,177

5. **Directors and Employees (Continued)**

The average monthly number of employees, including directors, was as follows:

	Year ended 30 April 2000 Number	18 months ended 31 October 2001 Number	6 months ended 30 April 2002 Number
Management	5	4	4
Sales	7	3	15
Administration	1	1	2
I.T. Support	—	1	1
	13	9	22

	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Directors' emoluments were as follows:			
Management remuneration	—	22,479	20,064

The directors, L J Birkett and S J Keenan waived remuneration of £108,887 for the period to 31 October 2001 and £120,000 for the six months to 30 April 2002.

6. **Tax on Profit on Ordinary Activities**

	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Based on the profit for the period			
U.K. Corporation tax	13,968	44,338	18,702
Deferred tax	—	4,000	10,500
	13,968	48,338	29,202
Adjustment in respect of prior periods			
U.K. Corporation Tax	—	(3,675)	—
	13,968	44,663	29,202

7. **Dividends**

	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Equity			
Dividends paid	64,285	—	—

8. **Intangible Fixed Assets**

Development expenditure	30 April 2000 £	31 October 2001 £	30 April 2002 £
Cost			
At beginning of period	—	20,000	—
Increase during the period	20,000	69,750	—
Transfer to tangible assets	—	(89,750)	—
At end of period	20,000	-	-
Amortisation			
At beginning and end of period	—	—	—
Charge for period	—	11,645	—
Transfer to tangible assets	—	(11,645)	—
At end of period	—	—	—
Net book value			
At end of period	20,000	—	—

9. **Tangible Fixed Assets**

Cost	Website costs £	Fixtures and fittings £	Computer equipment £	Total £
At beginning of period	—	—	—	—
Additions	—	10,609	6,414	17,023
At 30 April 2000	—	10,609	6,414	17,023
Transfer from intangible assets	89,750	—	—	89,750
Additions	38,326	1,370	—	39,696
At 31 October 2001	128,076	11,979	6,414	146,469
Additions	1,812	3,849	4,269	9,930
Disposals	—	—	(999)	(999)
At 30 April 2002	129,888	15,828	9,684	155,400

9. Tangible Fixed Assets (Continued)

Accumulated depreciation	Website costs £	Fixtures and fittings £	Computer equipment £	Total £
At beginning of period	—	—	—	—
Provision in period	—	2,105	313	2,418
At 30 April 2000	—	2,105	313	2,418
Transfer from intangible assets	11,645	—	—	11,645
Provision in period	7,382	2,042	1,373	10,797
At 31 October 2001	19,027	4,147	1,686	24,860
Provision in period	13,858	876	600	15,334
At 30 April 2002	32,885	5,023	2,286	40,194
Net book value				
At 30 April 2000	—	8,504	6,101	14,605
At 31 October 2001	109,049	7,832	4,728	121,609
At 30 April 2002	97,003	10,805	7,398	115,206

10. Subsidiary Undertakings

The following were subsidiary undertakings during the periods covered by this financial information and have been included in the consolidated information:

Name	Country of registration (or incorporation) and operation	Class of share	Proportion held	Nature of business
Prestbury Independent Limited	England	Ordinary	100%	Provision of financial services
Prestbury Loans Limited	England	Ordinary	100%	Provision of mortgage services
Solution Mortgages Limited	England	Ordinary	100%	Provision of mortgage services

The above companies ceased to trade on 30 June 2001.

Prestbury Mortgage Services Limited	England	Ordinary	100%	Provision of mortgage services

The company was dissolved on 2 October 2001.

11. Debtors

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Trade debtors	42,898	34,562	75,488
Directors' current accounts	47,413	45,373	140,630
Other debtors	100	3,675	3,675
Prepayments and accrued income	113,504	271,908	620,295
	203,915	355,518	840,088

12. Creditors: Amounts Falling Due Within One Year

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Bank loan and overdraft	52,576	27,204	65,776
Trade creditors	46,555	102,030	164,024
Corporation tax	13,968	45,308	64,009
Other taxes and social security	69,307	147,610	154,280
Directors' current account	11,109	—	—
Accruals and deferred income	44,360	174,542	469,707
	237,875	496,694	917,796

The bank loan is secured by an unscheduled mortgage debenture incorporating a fixed and floating charge over the assets of the Group.

13. Creditors: Amounts Falling Due After One Year

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Bank loan	—	22,791	13,179
Bank loan repayable by instalments as follows:			
Between one and two years	—	22,116	13,179
Between two and five years	—	675	—
	—	22,791	13,179

The bank loan is secured by an unscheduled mortgage debenture incorporating a fixed and floating charge over the assets of the Group.

14. Deferred Taxation

Deferred taxation provided in the financial statements is set out below:

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Accelerated capital allowances	—	14,500	14,500
Less:			
Trading losses	—	(10,500)	—
	—	4,000	14,500

15. Share Capital

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Authorised			
Ordinary shares of £1 each	250,000	250,000	250,000
Allotted, issued and fully paid			
Ordinary shares of £1 each	400	400	400

16. Reserves

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Profit and loss account			
At start of period	—	2,666	(46,758)
Profit/(loss) for the period	2,666	(49,424)	56,177
At end of period	2,666	(46,758)	9,419

17. Reconciliation of Movement in Shareholders' Funds

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Profit/(loss) for the financial period	66,951	(49,424)	56,177
Dividends	(64,285)	—	—
Increase/(decrease) in shareholders' funds	2,666	(49,424)	56,177
Opening shareholders' funds	400	3,066	(46,358)
Closing shareholders' funds	3,066	(46,358)	9,819

18. Pensions — Defined Contribution Scheme

The Company contributes to money purchase plans for certain employees. Payments made are charged to the profit and loss account as incurred.

19. Operating Lease Commitments

Financial commitments under non-cancellable operating leases will result in the following payments falling due in the next financial period:

	2000 Land & buildings £	2000 Other £	2001 Land & buildings £	2001 Other £	2002 Land & buildings £	2002 Other £
Expiring:						
Within one year	—	9,128	—	2,286	—	321
Between one to five years	10,100	5,485	7,500	4,291	22,500	3,971
In more than five years	23,435	—	23,435	—	23,435	—
	33,535	14,613	30,935	6,577	45,935	4,292

20. Contingent Liabilities

The company receives some life assurance commission on terms that part of the commission is repayable if the policy lapses within a certain period from inception. The directors consider that the value of any such repayments are unlikely to be material and therefore no provision has been made.

21. Transactions with Directors

Included in other debtors are loans to the directors as follows:

	Amounts outstanding		
	30 April 2000	31 October 2001	30 April 2002
	£	£	£
L J Birkett	47,413	63,261	118,950
S J Keenan	(11,109)	(17,888)	21,680
	36,304	45,373	140,630

The maximum amount outstanding during the period covered by this financial information for each director was L J Birkett £118,950 and S J Keenan £21,680. The amounts were interest free and have now been repaid.

22. Controlling Party

The Company is controlled by L J Birkett, a director and principal shareholder.

23. Post Balance Sheet Events

On 21 August 2002, the 400 £1 Ordinary Shares were converted into 40,000 1p Ordinary Shares. Also on this date a further 4,893 1p Ordinary Shares were issued at par.

On 21 August 2002 the entire issued share capital of PFL was acquired by Prestbury Holdings Plc. The consideration was satisfied by the issue of 12,500,000 Ordinary Shares of 5p each in Prestbury Holdings Plc, credited as fully paid.

24. Statutory Accounts

The financial information in this report does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The Company has not delivered any statutory accounts to the Registrar of Companies in respect of any period subsequent to 31 October 2001.

Yours faithfully

Ford Campbell
Chartered Accountants
Manchester

PART II(c)

PRO FORMA STATEMENT OF NET ASSETS OF THE GROUP

The following pro forma financial information has been prepared to illustrate the impact of the Fundraising. The pro forma financial information is based on the Company's balance sheet at 31 July 2002 and Prestbury Financial Limited's management accounts for the six months ended 30 April 2002 as set out in Part II(b) of this document and has been prepared for illustrative purposes only. Because of its nature, the following pro forma financial information cannot give a complete picture of the Group's financial position or results.

	Prestbury Holdings Plc 31 July 2002 £'000	**Prestbury Financial Limited 30 April 2002 £'000**	**Fundraising £'000**	**Pro forma £'000**
Fixed assets				
Tangible assets	—	115	—	115
Current assets				
Debtors	—	840	—	840
Cash at bank and in hand	—	—	750[1]	750
	—	840	750	1,590
Creditors: amounts falling due within one year	—	(918)	—	(918)
Net current assets	—	(78)	750	672
Total assets less current liabilities	—	37	750	787
Creditors: amounts falling due after more than one year	—	(13)	—	(13)
Provisions for liabilities and charges	—	(14)	—	(14)
Net assets	—	10	750	760

Note:

	£'000
1. Funds raised assuming full subscription (net of expenses of £250,000).	750

2. No account has been taken of the trading results or any other transactions entered into by the Group since 30 April 2002.

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

23 August 2002

Dear Sirs

Introduction

We report on the Pro Forma statement of Net Assets of the Group ("the Statement") set out in Part II (c) of the prospectus issued by the Company dated 23 August 2002 (the "Prospectus"). The Statement has been prepared for illustrative purposes only, to provide information about how the proposed Fundraising might have affected the financial information presented.

Responsibilities

It is the responsibility of the Directors of Prestbury Holdings Plc to prepare the Statement. It is our responsibility to form an opinion on the Statement and report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Statement with the Directors of Prestbury Holdings Plc.

Opinion

In our opinion:

- the Statement has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Prestbury Holdings Plc; and
- the adjustments are appropriate for the purposes of the Statement as disclosed.

Consent

We consent to the inclusion in the Prospectus dated 23 August 2002 of this report and accept responsibility for this report for the purposes of paragraph 45(1)(b)(iii) of Schedule I to the Public Offers of Securities Regulations 1995.

Yours faithfully

Ford Campbell
Chartered Accountants
Manchester

PART III

ADDITIONAL INFORMATION

1. The Group

1.1 Prestbury Holdings Limited was incorporated in England and Wales on 21 April 1999 under the Act with registered number 3756833 as a private limited company. On 2 August 2002 Prestbury Holdings Limited's name was changed to Prestbury Financial Limited.

1.2 Pilotcare Plc was incorporated in England and Wales on 24 July 2002 with registered number 4494134. On 2 August 2002 Pilotcare Plc's name was changed to Prestbury Holdings Plc.

1.3 The principal legislation under which the Company operates is the Act and any regulations made hereunder.

1.4 The liability of the members of the Company is limited.

1.5 The principal activity of the Company is that of a general commercial company.

1.6 The Company's registered office is Exchange Buildings, 24 St Petersgate, Stockport SK1 1HD.

1.7 The Company has applied for a certificate under section 117 of the Act entitling it to commence business.

1.8 The Company currently has one (1) wholly owned subsidiary: Prestbury Financial Limited.

1.9 Prestbury Financial Limited's registered office is Exchange Buildings, 24 St Petersgate, Stockport SK1 1HD.

1.10 The principal activity of Prestbury Financial Limited is that of a general commercial company.

1.11 Prestbury Financial Limited has 3 wholly owned subsidiaries: Prestbury Independent Limited, Solution Mortgages Limited and Prestbury Loans Limited, all of which are dormant.

2. Share Capital

2.1 The Company was incorporated with an authorised share capital of £20,000,000 divided into 2,000,000,000, shares of 1p each. On 21 August 2002 the authorised share capital was consolidated into 400,000,000 Ordinary Shares of 5p each.

2.2 The following is a summary of the changes in the issued share capital of the Company since incorporation:

2.2.1 On 21 August 2002 resolutions were passed to acquire the entire issued share capital of Prestbury Financial Limited in consideration for the issue of 12,500,000 Ordinary Shares in the Company.

2.2.2 On 21 August 2002 the authorised share capital was converted from 2,000,000,000 Ordinary Shares of 1p each to 400,000,000 Ordinary Shares of 5p each.

2.2.3 Prior to Admission, and conditional on Admission, the Company will increase its issued share capital by £62,500 to £687,500 by the issue of 1,250,000 Ordinary Shares of 5p each at an issue price of 80p.

2.3 The Directors are empowered pursuant to the Articles of Association of the Company:

(i) generally and unconditionally pursuant to and in accordance with section 80 of the Act to exercise all the powers of the Company to allot relevant securities up to an amount of £687,500; and

(ii) to allot securities wholly for cash:

(a) in connection with any rights issue; and

(b) otherwise than in connection with any rights issue, up to an aggregate nominal amount equal to the limit in section 89 of the Act, as if section 89(1) of the Act did not apply to any such allotment; and

2.4 Except as disclosed in this Document:

(i) there has been no change in the share capital of the Company and no capital of the Company has been allotted for cash or for a consideration other than cash;

(ii) except for rights under section 89 of the Act, no person has any preferential subscription rights for any shares of the Company which are issued;

(iii) no share capital of the Company is currently under option or has been agreed, conditionally or unconditionally, to be put under option;

(iv) since incorporation no commissions, discounts, brokerages or other special terms have been granted by the Company, or is now proposed in connection with the issue or sale of any share or loan capital of the Company.

(v) The Company does not have in issue any securities not representing share capital and there are no outstanding convertible securities issued by the Company.

(vi) there is no present intention to issue any of the authorised but unissued share capital of the Company.

2.5 The existing Shares and the Offer Shares, will rank *pari passu* in all respects.

2.6 Save as disclosed in this document, no founders, management or deferred shares have been issued by the Company.

3. Memorandum and Articles of Association

3.1 The Memorandum of Association of the Company provides that the Company's principal object is to carry on business as general commercial company. The main objects of the Company are set out in full in clause 4 of the Memorandum of Association of the Company. The liability of the members is limited.

3.2 The Articles of Association of the Company adopted on 21 August 2002 contain, *inter alia*, provisions as summarised below:

(i) Voting

(a) Subject to any special rights or restrictions as to voting for the time being attached to any shares, on a show of hands every holder of Ordinary Shares who, being an individual, is present in person or, being a corporation, is present by a duly authorised representative, not being himself a member, shall have one vote, and on a poll every holder of Ordinary Shares who is present in person or by proxy shall have one vote for every Ordinary Share held by him.

(b) Unless the Directors otherwise decide, a member of the Company shall not be entitled, in respect of any Ordinary Share held by him, to vote, either personally or by proxy, at any general meeting of the Company unless all calls and other amounts payable by him in respect of that Ordinary Share have been paid.

(c) A member of the Company shall not, if the directors so determine, be entitled to attend or vote if he or any other person appearing to be interested in such Ordinary Shares has failed to comply with notice given under section 212 of the Act. The restrictions will continue until seven days after the earlier of the information required by the notice having been supplied to the Company or until the Ordinary Shares in question are transferred or sold in the circumstances set out in the Articles of Association.

(ii) Dividends

The Company may by ordinary resolution declare dividends to be paid to members according to their respective rights and interests in the profits of the Company. No dividend shall exceed the amount recommended by the Directors.

Unclaimed dividends will be forfeited after a period of 12 years after having been declared or become due for payment and will thereupon cease to remain owing by the Company.

(iii) Return of Capital on a winding up

If the Company is in liquidation, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Act and every other statute, statutory instrument, regulation or order for the time being in force, divide among the members in specie the whole or any part of the assets of the Company or vest the whole or any part of the assets in trustees upon such trusts for the benefit of members as the liquidator with the like sanction shall think fit, but no member shall be compelled to accept any assets upon which there is any liability.

(iv) Variation of Rights

Whenever the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied in such manner, if any, as may be provided by those rights or with the written consent of the holders of three-fourths in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of such holders. The necessary quorum at such meeting is 2 persons holding or representing by proxy issued shares of that class. Every holder of shares of that class shall on a poll have one vote in respect of every share of the

class held by him and a poll may be demanded by any one holder of shares of the class whether present in person or by proxy. The rights attached to any class of shares shall not be varied by either the creation or issue of further shares ranking *pari passu* with them, but in no respect in priority thereto, or the purchase by the Company of any of its own shares.

(v) *Alteration of Capital*

The Company may by ordinary resolution increase its share capital and may, by special resolution, consolidate and divide its share capital into shares of larger amounts or sub-divide its shares into shares of smaller amounts or cancel any shares not taken or agreed to be taken. Subject to the provisions of the Statutes and to any rights conferred on the holders of any class of shares, the Company may by special resolution reduce its share capital or any capital redemption reserve, share premium account or other undistributable reserve in any way.

(vi) *Transferability*

All transfers of uncertificated shares may be made in accordance with and be subject to the Uncertificated Securities Regulations 1995 ("the Regulations") and the facilities and requirements of the relevant system of paperless transfer. All transfers of certificated share may be effected by an instrument of transfer in writing in any usual form or in any other form acceptable to the Directors. The instrument of transfer must be executed by or on behalf of the transferor and, except in the case of fully paid shares, by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the Register in respect thereof. The registration of transfer may be suspended at such times and for such periods, not exceeding 30 days in any year, as the Directors may from time to time determine and either generally or in respect of any class of shares. The Directors may decline to recognise any instrument of transfer unless it is in respect of only one class of share and is lodged (duly stamped if required) at the Registrar's Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do). In the case of a transfer by a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange, the lodgement of share certificates will only be necessary if and to the extent that certificates have been issued in respect of the shares in question. The Directors may (in their absolute discretion and without assigning any reason therefor) refuse to register any transfer of shares (not being fully paid shares). The Directors may also refuse to register any allotment or transfer of shares (whether fully paid or not) in favour of more than 4 persons jointly. If the Directors refuse to register any allotment or transfer, they shall within 2 months after the date on which the letter of allotment or transfer was lodged with the Company, send to the allottee or transferee notice of the refusal.

4. Directors' and Other Interests

4.1 The interests of the Directors, including interests of any persons connected with them within the meaning of section 346 of the Act, in the ordinary share capital of the Company as at 22 August 2002 (being the latest practicable date prior to the printing of this Document) which have been notified to the Company pursuant to the section 324 of the Act and/or are required to be entered into the register of directors' interests maintained under the provisions of section 325 of the Act, or could with reasonable diligence, be ascertained by the Directors) and as they are expected to be immediately following completion of the Offer (assuming Full Subscription) together with the percentages which such interests represent of the Ordinary Shares in issue are as follows:

	Before the Offer		*Following the Offer*	
Name	*Number of Ordinary Shares*	*Percentage of Share Capital*	*Number of Ordinary Shares*	*Percentage of Share Capital*
Lee Birkett	8,353,125*	66.82	8,353,125	60.75
Stephen Keenan	2,784,375	22.27	2,784,375	20.25
Francis Maude	112,500	0.01	112,500	0.01

*All of the above interests of the Directors are beneficial interests.

4.2 Save as disclosed in this Document, none of the Directors, or any person connected with any of them within the meaning of section 346 of the Act, has any interest in the share capital of the Company or any of its subsidiaries.

4.3 The following executive Directors entered into service contracts with the Company:

(i) Lee Birkett was appointed under a Service Agreement with the Company dated 16 August 2002. The appointment is for an initial term of 1 year, terminable thereafter at any time by either party on 12 months' notice. Mr Birkett's initial salary will be £92,000 a year, inclusive of Director's fees.

(ii) Steven Keenan was appointed under a Service Agreement with the Company dated 16 August 2002. The appointment is for an initial term of 1 year, terminable thereafter at any time by either party on 12 months' notice. Mr Keenan's initial salary will be £65,000 a year, inclusive of Director's fees.

(iii) Lynne Birkett was appointed under a Service Agreement with the Company dated 16 August 2002. The appointment is for an initial term of 1 year, terminable thereafter at any time by either party on 12 months' notice. Ms Birkett's initial salary will be £35,000 a year, inclusive of Director's fees.

4.4 Company has entered into a letter of appointment with:

(i) The Rt Hon Francis Maude MP as Chairman and Non Executive Director under a Letter of Appointment with the Company dated 9 August 2002. The appointment is for an initial term of 1 year and is terminable at any time thereafter by either party on giving 3 months' written notice. Fees of £25,000 per annum are payable in respect of the services of Mr Maude.

(ii) Keith Lycett as a Compliance Director under a Letter of Appointment with the Company dated 21 August 2002. The appointment is for an initial term of 1 year and is terminable at any time thereafter by either party on giving 3 written months' notice. Fees of £1,250 per month are payable in respect of the services of Mr Lycett.

4.5 Except as disclosed in this Document, there are no existing or proposed service contracts between the Company and any of the Directors which expire or are terminable by the Company without payment of compensation within one year.

4.6 Save as disclosed above, as at the date of this Document, assuming Full Subscription under the Offer, so far as the Company is aware, the only persons who are or will be directly or indirectly interested in 3 per cent. or more of the issued shares of the Company are as follows:

	Before the Offer		*Following the Offer*	
Shareholder	*Number of Ordinary Shares*	*Percentage of Share Capital*	*Number of Ordinary Shares*	*Percentage of Share Capital*
Lee Birkett	8,353,125	66.82	8,353,125	60.75
Stephen Keenan	2,784,375	22.27	2,784,375	20.25
Principal Corporate Investor plc	888,000	7.1	888,000	6.46

4.7 Save as disclosed above, the Company is not aware of any person who, directly or indirectly, jointly or severally, exercises or could exercise control over the Company.

5. Information on the Directors

5.1 The Directors hold and have previously held during the 5 years immediately preceding the date of this document, the following other directorships (including holding office in an overseas company):

Director	*Current Directorships*	*Past Directorships*
The Rt Hon Francis Maude MP	Prestbury Holdings plc Benfield Group plc The Spectator (1928) Limited Conservatives for Change Limited	ASDA Group plc Benfield Reinsurance Limited Gartmore Shared Equity Trust plc Gartmore Shared Equity Trust plc Businessesforsale.com plc (later Dynamis plc) Xchange Ideas Limited
Lee Birkett	Prestbury Holdings plc Prestbury Financial Limited Prestbury Mortgage Services Limited Prestbury Independent Limited Solution Mortgages Limited Prestbury Loans Limited	
Stephen Keenan	Prestbury Holdings plc Prestbury Financial Limited Prestbury Mortgage Services Limited Prestbury Independent Limited Solution Mortgages Limited Prestbury Loans Limited	
Lynne Birkett	Prestbury Holdings plc Prestbury Financial Limited	
Keith Lycett	Prestbury Holdings plc	Interlink Premier Network Limited

5.2 Save as disclosed above none of the Directors is currently a director of any company or a partner in any partnership or has been a director of a company or a partner in any partnership in the 5 years immediately preceding the date of this Document.

5.3 None of the Directors has:

(i) any unspent convictions relating to indictable offences;

(ii) had a bankruptcy order made against him or entered into any individual voluntary agreements;

(iii) been a director of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or entered into a company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors whilst he was a director of that company at the time of, or within the twelve months preceding, such events;

(iv) been a partner of a firm which has been placed in compulsory liquidation or administration or which has entered into a partnership voluntary arrangement whilst he was a partner of that firm at the time of, or within twelve months preceding, such events;

(v) had any asset belonging to him placed in receivership or been a partner of a partnership whose assets have been placed in receivership whilst he was a partner at the time of, or within twelve months preceding, such receivership; or

(vi) been publicly criticised by any statutory or regulatory authority (including any recognised professional body) or ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6. Enterprise Management Incentive Scheme ("EMI Scheme")

The Trustee of the Employee Benefit Trust proposes to grant options over Ordinary Shares which it is intended will be transferred into the Employee Benefit Trust following Admission. It is intended that any option granted will be structured so that it qualifies under the EMI Scheme. The following is a summary of its main features:

(a) *Purpose*

The EMI Scheme has been established to grant options to key employees. These options are intended to be qualifying options for the purposes of Enterprise Management Legislation contained in schedule 14 of the Finance Act 2000.

(b) *Eligible employees*

Any key employee who spends at least 25 hours a week working for the Company or any associated company (the same meaning as section 416 ICTA 1988) and who does not have a material interest (hold more than 30 per cent.) in the Company.

(c) *Exercise of options*

Options lapse 9 years after their grant but may be exercised:

(i) in respect of all the option shares after the third anniversary; and

(ii) in respect of all the option shares at any time with the consent of the trustees of the Employee Benefit Trust for the time being.

(d) *Maximum grant*

The initial market value of the options per person must not exceed £100,000.

(e) *Change of control*

If any person obtains control of the Company as a result of a take over offer or the sanctioning of a compromise or a scheme of arrangement under section 425 of the Act or if a company has become bound or entitled to acquire all the share capital of the Company under sections 428 to 430F of the Act, or as a result of a qualifying exchange of shares (as mentioned in paragraph 60 of schedule 14 to the Finance Act 2000), an option holder is invited to release his rights under this option in consideration of the grant to him of rights which are equivalent but relate to shares in that other company and the requirements of paragraphs 62 and 63 of schedule 14 are met in relation to the new shares.

(f) *Variation of share capital*

In the event the ordinary share capital is varied by way of capitalisation or rights issue sub-division consolidation or reduction or there is declared a special dividend or there occurs a demerger or any other event which might affect the value of the option the board shall adjust the number of option shares, the exercise price and, where the option has been exercised in respect of any shares but those shares have not yet been allotted, the number of shares which may be so allotted so as to ensure that the value of this option is not increased or decreased solely in consequence of such variation or other event. The board shall notify of any such adjustment.

(g) *Transfer of options*

No rights under an option may be transferred, assigned or charged to any other person except in the event of the option holder's death where rights will become exercisable by personal representatives within twelve months of the date of death.

(h) *Amendment to rules*

The Company and the option holder may at any time and by execution of a deed alter or add to any of the provisions of the enterprise management incentive scheme in any respect.

7. Payments to Promoters

7.1 Except as disclosed in this Document no person (other than professional advisers named in this Document and trade suppliers) has:

(a) received, directly or indirectly, from the Company within the 12 months preceding the application for Admission to trading on AIM; or

(b) entered into contractual arrangements (not otherwise disclosed in this document) to receive, directly or indirectly, from the Company on or after Admission any of the following:

(i) fees totalling £10,000 or more; or

(ii) securities in the Company with a value of £10,000 or more, calculated by reference to the expected opening price; or

(iii) any other benefit with a value of £10,000 or more at the date of Admission.

Each of the Directors is, or may be deemed to be, a promoter of the Company.

8. Material Contracts

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Company or members of the Group since incorporation which are, or may be, material:

(i) Option Agreement with Christows Limited dated 2002 granting an option to Christows Limited subscribe for 2.5 per cent. of the Enlarged Share Capital at the Offer Price on giving notice to the Company at any time in the period of 3 years following Admission.

(ii) Option Agreement with Officegate Limited (a company beneficially owned by the principals of Atlantic Law) dated 21 August 2002 granting an option to Officegate Limited to subscribe for 0.5 per cent. of the Enlarged Share Capital at the Offer Price on giving notice to the Company at any time in the period of 3 years following Admission.

(iii) An Underwriting Agreement with Pearl Corporate Finance Limited dated 21 August 2002 pursuant to which Pearl Corporate Finance Limited has agreed to subscribe for such number of Ordinary Shares in the Company as will, when aggregated with the value of any other subscriptions made, produce total subscriptions under the Offer equalling £250,000 if there is a shortfall in the value of subscriptions received below £250,000 when the Offer closes.

9. Working Capital

The Company is of the opinion that, having made due and careful enquiry and having regard to available bank and other facilities and the anticipated net proceeds of the Offer receivable by the Company, the working capital available to the Company will be sufficient for its present requirements, that is for at least the next 12 months following the date of Admission.

10. Litigation

No legal or arbitration proceedings are active, pending or threatened against or being brought by the Group which are having or may have a significant effect on the Group's financial position.

11. Taxation

The statements below are general in character and are intended only as a general guide to certain aspects of current tax law and UK Inland Revenue Practice. The statements assume that the Ordinary Shares are held as an investment not as an asset of a financial trade. Prospective subscribers for or purchasers of Ordinary Shares who are in any doubt about their tax position and, in particular, those who are subject to taxation in a jurisdiction other than the UK, are strongly advised to consult their own professional advisor.

11.1 Tax on dividends

A dividend paid to a non-corporate shareholder is treated as being paid with a tax credit equal to one ninth of the net dividend. Thus there will be a tax credit of 10 per cent. on the gross dividend, that gross dividend being equal to the sum of the net dividend and the accompanying tax credit. Individual shareholders whose income is within the starting or basic rate bands will be liable to tax at 10 per cent. on their gross dividend income and the tax credit will therefore satisfy their income tax liability on UK dividends. Individual shareholders who are liable to income tax at the higher rate of tax will be charged to tax at 32.5 per cent. on their gross dividend. After taking account of the 10 percent. tax credit, this will represent additional tax of 25 per cent. of the net dividend received.

Tax credits on dividends are no longer reclaimable by shareholders save that tax credits on shares held in a capital PEP or ISA may continue to be reclaimed in respect of dividends paid prior to 6 April 2004.

Subject to certain exceptions for certain insurance companies and companies which hold shares as trading stock, a UK resident corporate shareholder who receives a dividend paid by the Company will not be taxable on the dividend. Pension providers and most UK corporate shareholders are not entitled to payment of tax credits by the Inland Revenue. However certain charities and other bodies entitled to special exemptions can continue to claim tax credits, or a portion thereof, in respect of dividends paid prior to 6 April 2004.

Persons who are not resident in the UK should consult their own tax advisers on whether or not they can benefit from all or part of any tax credit and what relief or credit may be claimed in the jurisdiction in which they are resident.

11.2 Taxation of chargeable gains

If a shareholder disposes of any Ordinary Shares he or she may, depending on the shareholder's particular circumstances, incur a liability to taxation on chargeable gains. Individuals, personal representatives and trustees, may be entitled to taper relief, which will serve to reduce the chargeable gain. Companies are not entitled to taper relief, but are due indexation allowance, which may also reduce the chargeable gain.

11.3 Stamp duty and Stamp Duty Reserve Tax ("SDRT")

Except in relation to depository receipt arrangements and clearance services where special rules apply, under current law, no stamp duty or SDRT will be payable on the issue of shares.

11.4 Summary of the main provisions relating to EIS

Set out below is a summary of the main provisions of the Enterprise Investment Scheme, so far as is relevant to the Company and investors, as set out in the Income and Corporation Taxes Act 1988 as amended by the Finance Acts 1994 to 2001. It does not set out the provisions in full and intending investors are strongly advised to seek independent professional advice.

EIS tax relief

The income tax relief, the capital gains tax exemption relief and capital gains tax deferral relief together comprise tax relief under EIS legislation. EIS can only be claimed by a qualifying individual who subscribes for eligible shares issued by a qualifying company on or after 1 January 1994, with the exception of capital gains tax deferral relief which may also be claimed by certain trustees.

11.4.1 Income tax relief

Individuals eligible for relief can credit an amount equal to tax at the lower rate on the amounts subscribed for qualifying shares in qualifying companies against their total liability to income tax for the tax year in which those shares are issued. For the tax year 2001/2002 the relief is obtained at a rate of 20 per cent. It does not matter where the individual is resident for tax purposes but relief is only available against United Kingdom taxable income. The amount of income tax relief cannot exceed an individual's tax liability before other reliefs given by way of discharge of tax.

An investor can claim to carry back part of his or her subscription to the previous tax year where EIS shares are issued before 6 October. The amount that can be carried back is the lesser of £25,000 and 50 per cent. of the shares comprised in an issue.

11.4.2 Capital Gains Tax relief

To the extent EIS income tax relief is available and not liable to be withdrawn any gain accruing to an individual on the first disposal 3 or more years after the issue of the qualifying shares is exempt from capital gains tax ("CGT").

11.4.3 Capital Gains Tax deferral

The liability to CGT arising from the disposal of any asset may be deferred by investing the gain in the shares of a qualifying company. Investment must be made within the time period beginning 1 year before and ending 2 years after the original gain. There is no limit upon the amount of gain which may be deferred, and the relief may be claimed by certain trustees as well as individuals.

11.4.4 Reliefs Generally

Joint investors

Applications from joint investors are permissible. The tax relief is apportioned equally.

Claims

An investor must claim EIS relief no later than 31 January on the fifth anniversary following the tax year in which the Company issued the shares

Limits of relief

An individual cannot claim relief in respect of any amount subscribed for eligible shares in excess of £150,000 (across a number of qualifying companies) in any tax year, regardless of whether the shares are issued in that or a subsequent tax year. This limit does not apply in the case of CGT deferral relief.

Relief is only available if an individual subscribes an amount exceeding £500 in the tax year for shares in the Company (including amounts carried back in the previous year).

11.4.5 Qualifying status

Although the Company presently expects to satisfy the relevant conditions contained in the legislation, neither the Company nor any of the Directors makes any warranty or gives any undertaking that EIS relief will be available in respect of any investment in the Offer Shares pursuant to this document, nor do they warrant or undertake that the Company will keep its qualifying status throughout the relevant 3 year period or that, once given, the relief will not be withdrawn.

11.5 Loss relief

Where a loss is incurred by an investor on the first disposal of his or her shares the net loss (after EIS income tax relief) may be set against either chargeable gains or taxable income at the election of the investor and at the then applicable marginal rate of tax.

11.6 Venture Capital Trusts ('VCTs')

Application has been made to the Inland Revenue (together with a draft of this Document) and the Inland Revenue has given confirmation that the Company will comply with the requirements of Schedule 28B of ICTA 1988 and that the Ordinary Shares will be eligible shares. The status of the Ordinary Shares as a qualifying holding for VCT purposes will be conditional, *inter alia*, upon the Company continuing to satisfy the relevant requirements. The application to the Inland Revenue requested provisional approval for the following:

11.6.1 that the issue of Ordinary Shares in the Company to VCTs will be regarded as an issue of 'eligible shares' under section 842AA ICTA 1988;

11.6.2 that the activities of the Company as described above will constitute a 'qualifying trade' under paragraphs 4 and 5 of Schedule 28B of ICTA 1988;

11.6.3 that the Company will be regarded as a 'qualifying company' for the purposes of paragraphs 3 and 9 of Schedule 28B of ICTA 1988;

11.6.4 that the amount raised by the proposed investment and the proposed application of moneys by the Company will meet the conditions specified in paragraphs 6 to 8 of Schedule 28B of ICTA 1988; and

11.6.5 that the proposed investments in Ordinary Shares by VCTs will, in each case, be regarded as 'qualifying holdings' as defined in section 842AA(13) and Schedule 28B of ICTA 1988.

If you are in any doubt as to your tax position, or are subject to taxation in a jurisdiction other than the United Kingdom, you should consult an appropriate professional adviser without delay.

12. General

12.1 The Minimum Amount which, in the opinion of the Directors, must be raised by the Company under the Offer to provide the sums required in respect of the matters specified in paragraph 21 of Schedule 1 to the POS Regulations is £250,000 which will be applied as follows:

(i) the purchase of any property purchased or to be purchased – £nil

(ii) the payment of preliminary expenses payable by the Company and commissions payable in relation to the Offer – £250,000 excluding VAT;

(iii) the repayment of money borrowed by the Company in respect of (i) or (ii) above – nil;

(iv) Working capital – £nil.

There are no amounts to be provided otherwise than from the proceeds of the Offer in respect of the matters specified in paragraphs 21(a) (i) to (iv) of Schedule 1 to the POS Regulations.

12.2 The total costs and the expenses in connection with the Offer are estimated to be £250,000 excluding VAT and are all payable by the Company.

12.3 The principal activities of the Company are described in Part I of this Document. Save as disclosed in Part I of this Document, there are no exceptional factors which have influenced the Company's activities.

12.4 Save as set out in this Document, there are no significant investments in progress or under active consideration by the Company.

12.5 There are no arrangements under which future dividends are waived or agreed to be waived.

12.6 Grant Thornton has given and has not withdrawn its written consent to the issue of this Document with the inclusion herein of the references to its name in the form and context in which it appears.

12.7 Ford Campbell has given and has not withdrawn its written consent to the inclusion herein of its reports on the Company in the form set out in Part II of this Document and the references to such reports and letter in the form and context in which they appear and accept responsibility for such reports in accordance with paragraph 45 of Schedule 1 to the POS Regulations.

12.8 Save as disclosed in this Document, there are no patents or other intellectual property rights, licences or particular contracts which are of fundamental importance to the Company's business.

12.9 Save as disclosed in this Document, there has been no significant change in the financial or trading position of the Company or Prestbury since 30 April 2002, the date to which the Accountants' Reports in Part II of this Document were prepared.

12.10 The accounting reference date of the Company is 31 October.

12.11 The Offer is underwritten or guaranteed by Pearl Corporate Finance Limited, regulated and authorised by the FSA, in an amount of £250,000.

13. Documents Available for Inspection

Copies of the material documents will be available for inspection at Atlantic Law during usual business hours on any weekday (except weekends and public holidays) from the date of this document up to an including 14 days after the close of the Offer.

13.1 the Memorandum and Articles of Association of the Company;

13.2 the Service Contracts and Letters of Appointment referred to in paragraphs 4.3 and 4.4 above;

13.3 the Trust Deed establishing the Employee Benefit Trust and the rules of the Enterprise Management Incentive Schemes referred to in paragraph 6 above;

13.4 the Material Contracts referred to in paragraph 8 above;

13.5 the Letters of Consent referred to in paragraphs 12.6 and 12.7 above;

13.6 the Accountants' Reports set out in Part II of this Document.

Copies of this Document will be available free of charge at the registered office of the Company and from the offices of Christows, Grant Thornton and Atlantic Law during normal business hours on any day (except weekends and public holidays) from the date of this Document and will remain available for at least 1 month after the date of Admission. A copy of this Document is available in electronic format at www.prestbury.com

Dated: 23 August 2002

PART IV

APPLICATION PROCEDURE

Procedure

The instructions and other terms set out in the Application Form constitute part of the terms of the Offer.

If you wish to apply for any of the Offer Shares, you should complete the Application Form in accordance with the instructions printed thereon and return it, together with the full amount payable to Melton Registrars Limited so as to arrive as soon as possible, but in any event not later than 5:00 pm on 1 October 2002 or such later date as the Board may resolve. Applications will be irrevocable and will not be acknowledged. The Directors reserve the right to treat any application not strictly complying with the terms and conditions of application as nevertheless valid. If you post your Application Form you are recommended to allow at least 2 days for delivery.

Cheques or banker's drafts should be made payable to "Melton Registrars Limited – a/c Prestbury Holdings Plc and crossed "a/c Payee" and should be drawn in sterling on an account at a branch (which must be in the United Kingdom, the Channel Islands or the Isle of Man) of a bank which is either a settlement member of the Cheque and Clearing Company Limited or the "CHAPS" Clearing Company Limited or a member of either of the committees of the Scottish or Belfast Clearing Houses which has arranged for its cheques and bankers' drafts to be cleared through the facilities provided by either of those companies or those committees (and must bear the appropriate sorting code number in the top right hand corner). An application will be invalid unless these requirements are fulfilled. Cheques and bankers' drafts representing application monies may be presented for payment upon receipt and it is a term of the Offer that cheques will be honoured on first presentation. If any cheque is not honoured on presentation the relevant application may be deemed invalid.

Application monies will be kept in a designated client account of Melton Registrars Limited to the order of the Company pending completion of the Offer. If Melton Registrars Limited has not received the Minimum Subscription in cleared funds by 5.00 pm on 1 October 2002 or such later date as the Board may resolve the Offer will lapse and all monies will be returned to Investors within 14 days thereafter without interest by returning the applicant's cheque or banker's draft or crossed cheque through the post at the risk of the Investor. Any interest earned on the monies in the designated client account will be retained for the benefit of the Company.

If you are in any doubt about the action you should take, you should consult your stockbroker, bank manager, accountant or other professional adviser immediately

Money Laundering Regulations 1993

The Money Laundering Regulations 1993 ("The Money Laundering Regulations") and the requirements of the FSMA may require Melton Registrars Limited to establish the identity of the person by whom or on whose behalf an Application Form is lodged with payment (which requirements are referred to below as the "Verification of Identity Requirements"). The Person ("the Applicant") who, by lodging an Application Form with payment, as described above agrees to accept the allotment of the Ordinary Shares comprised in such Application Form (or lesser amount of new Ordinary Shares as is to be allotted by the Company in its absolute discretion) ("the Relevant Stock") and any agent lodging such Application Form on his behalf shall thereby be deemed to agree to provide Melton Registrars Limited with such information and other evidence as Melton Registrars Limited may require to satisfy the Verification of Identity Requirements. If the Application Form is submitted by, and/or payment is made by, a UK regulated broker or intermediary acting as agent and which is itself subject to the Money Laundering Regulation, any Verification of Identity Requirements are the responsibility of such broker or intermediary and not Melton Registrars Limited.

If Melton Registrars Limited determines that the Verification of Identity Requirements apply to any acceptance of an allotment, the Relevant Stock will be allotted to the Applicant but (notwithstanding any other term of Offer) will not be issued to him until the Verification of Identity Requirements have been satisfied. If the Verification of Identity Requirements are not satisfied within such period, not being less than 21 business days after a request for evidence of identity is despatched to the Applicant, as the Company may in its absolute discretion allow, the Company will be entitled to make arrangements (in its absolute discretion as to manner, timing and terms) to sell the Relevant Stock and for that purpose the Company will be authorised to act as the agent of the Applicant. Any proceeds from such sale of the Relevant Stock (which shall be issued to, and registered in the name of, the purchasers(s)), net of expenses of sale, will be held by the Company on trust for the Applicant, subject to the requirements of the Money Laundering Regulations.

Melton Registrars Limited is entitled in its absolute discretion to determine whether the Verification of Identity Requirements apply to any Applicant and whether such requirements have been satisfied and neither Melton

Registrars Limited nor the Company will be liable to any person for any loss suffered or incurred as a result of the exercise of such discretion or as a result of any sale of Relevant Stock.

If the Verification of Identity Requirements apply, failure to provide the necessary evidence of identity within a reasonable time may result in a delay in the despatch of a definitive stock certificate.

The Verification of Identity Requirements will not usually apply:

(a) If the Applicant is an organisation required to comply with the EC Money Laundering Directive; or

(b) If the Applicant (not being an Applicant who delivers his acceptance in person) makes payment by way of a cheque drawn on an account in name of such Applicant; or

(c) If the aggregate nominal amount of the Relevant Stock is less than £10,000

In other cases, the Verification of Identity Requirements may apply and satisfaction of these may be facilitated in the following ways:

(i) If payment is made by building society cheque (not being a cheque drawn on an account of the Applicant) or bankers' draft, by the building society or bank endorsing on the cheque or draft the Applicant's name and the number of an account held in the Applicant's name at such building society or bank, such endorsement being validated by a stamp and authorised signature;

(ii) If payment is not made by cheque drawn on account in the name of the Applicant and (i) above does not apply, the Applicant should enclose with his Application Form evidence of his name and address from an appropriate third party, for example, a recent bill from a gas, electricity or telephone company or a bank statement, in each case bearing the Applicant's name and address (originals of such documents (not copies are required; such documents will be returned in due course); and

(iii) If the Application Form is lodged with payment by an agent which is an organisation of the kind referred to in (a) above or which is subject to anti-money laundering regulation in a country which is a member of the Financial Action Task Force (the non-European Union members of which are Australia, Canada, Hong Kong, Iceland, Japan, New Zealand, Norway, Singapore, Switzerland, Turkey and the US), the agent should provide written confirmation that it has that status with the Application Form and written assurance that it has obtained and recorded evidence of the identity of persons for whom it acts and that it will on demand make evidence available to Melton Registrars Limited or the relevant authority.

In order to confirm the acceptability of any written assurance referred to in (iii) above or in any other case, the Applicant should contact Melton Registrars Limited.

If an Application Form in respect of an aggregate nominal amount of Stock of £8,500 or more is lodged by hand by the Applicant in person, he should ensure that he has with him evidence of identity bearing his photograph (for example his passport) and evidence of his address.

Overseas Persons

No person receiving a copy of this Document and/or an Application Form in any territory other than the United Kingdom may treat the same as constituting an invitation to offer to him, nor should he in any event use such Application Form, unless in the relevant territory such an invitation or offer could lawfully be made to him or such Application Form could lawfully be used without contravention of any unfulfilled registration or other legal requirement.

Any person receiving a copy of this Document and/or an Application Form outside the United Kingdom and wishing to make an application for any Ordinary Shares must satisfy himself as to the full observance of the laws of the relevant territory, including obtaining any governmental or other consents which may be required and observing any other formalities needing to be observed in such territory, and is responsible for paying any issue, transfer or other taxes due in such territory. All payments under the Offer must be made in pounds sterling. **A person who is in any doubt as to his position should consult his professional advisers.**

The Ordinary Shares have not been and will not be registered under the Securities Act of 1933, as amended, of the United States ("Securities Act"). Accordingly, except where a transaction is exempt under the Securities Act, the Ordinary Shares may not be offered, sold or renounced, directly or indirectly, in the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction ("US") to or for the account or benefit of a US person. This Document shall not constitute an offer to sell or the solicitation of an offer to buy any of the Offer Shares in the US or to or by any US person.

If an Application form is received by any US person, or the agent of a US person he should not seek to subscribe for any Offer Shares unless it constitutes an exempt transaction under the Securities Act. An application and payment made under an Application Form will constitute a representation and warranty that the person so applying is not a US person and will not hold or acquire any of the Ordinary Shares in the US or to or for the account of a US person or that the application constitutes a transaction which is exempt under the Securities Act.

For the purposes of this document, the term "US person" means a citizen of the US resident in the US, a corporation, partnership or other entity created or organised in or under the laws of the US and an estate or trust, the income of which is subject to US Federal income taxation, regardless of its source, but does not include a branch or agency of a US bank or insurance company that is operating outside the US for valid business reasons as a legally regulated branch or agency engaged in banking or insurance business and not solely for the purpose of investing in securities not registered under the Securities Act.

Similar provisions apply in respect of Canada, Australia and the Republic of Ireland.

Persons resident in other overseas territories should consult their professional advisers as to whether they require any governmental or other consent or need to observe any other formalities to enable them to subscribe for Ordinary Shares pursuant to the Offer.

Certificates

Where shareholders request definitive certificates representing allotted Offer Shares these are expected to be despatched within 5 days of completion of the Offer; or within 10 days of clearance of all application monies received pursuant to the Offer, whichever is the later. No temporary documents of title will be issued and pending such despatch, transfers will be certified against the register of members of the Company.

All documents or remittances sent by or to an Applicant, or as he/she may direct, will be sent through the post at his/her own risk.

NOTES

[THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

APPLICATION FORM

This form must be completed and returned to Melton Registrars Limited PO Box 30, Cresta House, Alma Street, Luton, Bedfordshire, LU1 2PU not later than 3.00 pm on 1 October 2002 (unless this deadline is extended by the Directors). If you post your Application Form you are recommended to use first class post and to allow at least 2 business days for delivery. Applications must be for a **minimum of 1000** Offer Shares and thereafter in multiples of **500** Offer Shares.

To: Prestbury Holdings Plc

Dear Sirs

Prestbury Holdings Plc
("the Company")

Offer of up to 1,250,000 Ordinary Shares of 5p each at 80p per share payable in full on application

I/We hereby irrevocably offer to subscribe for ____________ Offer Shares in the capital of the Company at 80p per share (or any smaller number of Offer Shares for which this application is accepted) on the terms of this Document subject to the Terms and Conditions set out overleaf and the memorandum and articles of association of the Company.

I/We enclose my/our cheque for £ ____________ being the amount payable in full for the number of Offer Shares stated above, made payable to "Melton Registrars Limited – a/c Prestbury Holdings Plc" and crossed "a/c payee".

I/We request and authorise you to register any such Offer Shares for which this application is accepted in the name(s) set out below and to forward the said certificate or any monies returnable by post to the first-named person below at his/her risk.

Please complete using BLOCK CAPITALS

Forename(s) in full/Name of Corporation ____________________________________

Surname ____

Address ____

____________________________________ Postcode ____________

e-mail address ____

Capacity if signing on behalf of a Corporation ______________________________

Signed ____________________________________ Date ____________2002

The signature on behalf of a corporation must be that of a duly authorised official who should state his/her representative capacity.

Authorised financial intermediaries should stamp and complete the box below to claim commission

Stamp of Intermediary	For Official Use Only
	Account Number
	Application Reference Number
FSA/SRO/RPB Membership Number	Commission payable

[THIS PAGE HAS BEEN LEFT INTENTIONALLY BLANK]

TERMS AND CONDITIONS

1. I/We hereby acknowledge that the acceptance and basis of allocation of Offer Shares is in the absolute discretion of the Directors and that they have reserved the right to reject in whole or in part or to scale down any application. If it proves necessary for the Directors to take such action, they will announce the basis on which their decision is taken. If any application is not accepted or is accepted for fewer Offer Shares than the number applied for, the application monies or the balance thereof (as the case may be) will be returned by sending the Applicant's cheque or banker's draft or a crossed cheque in favour of the Applicant, in each case by post or by hand and at the risk of the person entitled thereto, to the address of the first-name Applicant, without interest.
2. It is a condition of the Offer that applications to the value of £10,000 or more which are settled by way of third party payment e.g. banker's draft, building society cheque or a cheque drawn by someone other than the applicant, will be subject to the United Kingdom's verification of identity requirements which are contained in the Money Laundering Regulations 1993. I/We hereby acknowledge that I/we have read and understood the information and requirements contained in the paragraph headed "Money Laundering Regulations 1993" set out in the Application Procedure contained in Part IV of this Document.
3. In consideration of the Directors agreeing that they will consider and process applications for new Ordinary Shares in accordance with the procedures referred to in the Document and as a separate contract with the Company which will become binding on despatch by post of this Application Form.
   (a) I/We warrant that the enclosed cheque or banker's draft will be honoured on first presentation and agree that is such cheque or banker's draft is not so honoured I/we will not be entitled to receive a share certificate for any Offer Shares unless and until I/we make payment in cleared funds for such Offer Shares and such payment is accepted by the Company in its absolute discretion (which acceptance may be on the basis that I/we indemnify the Company against all costs, damages, losses expenses and liabilities arising out of, or in connection with the failure of my/our remittance to be honoured on the first presentation).
   (b) I/We understand that an application by me/us to invest in the Company shall be deemed to be an offer up to the value of my application and that such offer shall be deemed to take effect on despatch by post of this Application Form.
   (c) I/We confirm that I/we am/are not relying on any information or representation in relation to the Company other than that contained in the Document and agree that neither the Company or any person responsible for the Document or any part of it shall have any liability for any information or representation not so contained.
   (d) I/We hereby authorise the Company to send a cheque for any monies returnable to me/us by first class post at my/our risk to the address first given overleaf.
   (e) I/We agree that my/our application is irrevocable.
   (f) I/We agree that, if I/we have signed this Application Form on behalf of any other person I/we will provide evidence that I/we have due authority to do so and that such person will also be bound accordingly and be deemed to have given the confirmations, warranties and undertakings contained herein.
   (g) I/We warrant that I/we am/are not, nor am/are I/we applying on behalf of a person who is, under the age of 18.
   (h) I/We warrant and declare that I/we am/are resident and ordinarily resident in the United Kingdom and I/we will notify the Directors immediately in writing if I/we cease to be so resident.
   (i) I/We agree that this application form shall be construed in accordance with and governed by the law of England and Wales.
4. I/We hereby declare that I/we have read, understood and agreed to the terms and conditions contained in the Document and this Application Form, including the Risk Factors set out on Page 33 to 34 of the Document and have taken all appropriate professional advice which I/we consider necessary before submitting this application and that I/we am/are aware of the special risks involved in participating in an investment of this nature and I/we understand that my/our application is made upon the terms of the Document and this Application Form.
5. I/We acknowledge that, in relation to the transactions described in the Document, the advisers of the Company mentioned therein are acting for the Company and are not acting for me/us on my/our account and that accordingly, will not be responsible to me/us for providing protections afforded to their clients, for advising me/us on any transactions described herein or for ensuring that such transaction is suitable for me/us.
6. I/We agree that acceptance of an Application Form shall have the meaning set out in the Document unless the context requires otherwise.

Terms and expressions used in this Application Form shall have the meanings set out in the Document unless the context requires otherwise.

Typeset and Printed by **Corporate & Commercial Printing** Limited
L9789

Prestbury House, Church Street, Macclesfield, Cheshire SK11 6LB
Tel: 01625 614488 Fax: 01625 617789
Web: www.prestbury.com Email: sales@prestbury.com
Head Office: 5th Floor, Churchgate House, 56 Oxford Street, Manchester M1 6EU
Reg. Office: Exchange Buildings, 24a St Petersgate, Stockport, Cheshire SK1 1HD Reg.No. 4494134

7

PRESTBURY HOLDINGS PLC

ACCOUNTANTS' REPORTS, PRO FORMA STATEMENT OF NET ASSETS AND LETTERS IN CONNECTION WITH THE PROSPECTUS

23 AUGUST 2002

FORDcampbell

CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

CONTENTS

PART II(a)

Accountants' Report on Prestbury Holdings Plc

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

23 August 2002

Dear Sirs

Prestbury Holdings Plc ("the Company")

We report on the financial information set out below. This financial information has been prepared for inclusion in the Prospectus dated 23 August 2002 relating to the offer for subscription of ordinary shares of Prestbury Holdings Plc ("the Prospectus").

Basis of preparation

The company was incorporated on 24 July 2002 as Pilotcare Plc with the registered number 4494134 as a public company limited by shares under the Companies Act 1985. On 2 August 2002 the Company changed its name to Prestbury Holdings Plc.

No statutory financial statements have been prepared, audited or filed with the registrar of companies and no dividends have been declared or paid since incorporation. The financial information set out below has been prepared for the purposes of this document.

The company has not traded since incorporation. Consequently, no profit and loss account has been included in the financial information.

Responsibility

Such financial statements are the responsibility of the directors of the Company who approved their issue.

The Directors of the Company are responsible for the contents of the Prospectus dated 23 August 2002 in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Standards Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 23 August 2002, a true and fair view of the state of affairs of the Company as at 31 July 2002.

Consent

We consent to the inclusion in the Prospectus dated 23 August 2002 of this report and accept responsibility for this report for the purposes of paragraph 45(8)(b) of Schedule 1 to the Public Offers of Securities Regulations 1995.

BALANCE SHEET AT 31 JULY 2002

	Notes	As at 31 July 2002
		£
Current assets		
Unpaid share capital		0.02
Net assets		0.02
Capital and reserves		
Called up share capital	2	0.02
Equity shareholders funds		0.02

NOTES TO THE FINANCIAL INFORMATION

1. Accounting policies

Accounting convention

The financial information has been prepared in accordance with applicable accounting standards and under the historical cost convention.

2. Called up share capital

	As at 31 July 2002
	£
Authorised	
2,000,000,000 Ordinary shares of 1p each	20,000,000
Allotted and called up	
2 Ordinary shares of 1p each	0.02

The Company was incorporated on 24 July 2002 with an authorised share capital of £20,000,000 divided into 2,000,000,000 shares of 1p each, of which 2 were issued nil paid to the subscribers to the Memorandum of Association. Since then there have been the following changes in the authorised and issued share capital of the Company:

- on 21 August 2002 the authorised share capital was converted from 2,000,000,000 ordinary shares of 1p each to 400,000,000 ordinary shares of 5p each;
- on 21 August 2002 the company issued 12,500,000 ordinary shares of 5p each, credited as fully paid, to acquire the entire issued share capital of Prestbury Financial Limited; and
- prior to Admission, and conditional on Admission, the Company will increase its issued share capital by £62,500 by the issue of 1,250,000 ordinary shares of 5p each at an issue price of 80p.

Yours faithfully

Ford Campbell

Ford Campbell
Chartered Accountants
Manchester

PART II(b)

Accountants' Report on Prestbury Financial Limited

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

23 August 2002

Dear Sirs

Prestbury Financial Limited ("PFL")

We report on the financial information set out below. This financial information has been prepared for inclusion in the Prospectus dated 23 August 2002 relating to the offer for subscription of ordinary shares of Prestbury Holdings Plc ("the Prospectus").

Prestbury Independent Limited ("PIL"), which was incorporated in July 1996 as a private company limited by shares under the Companies Act 1985, commenced trading in February 1998 offering regulated independent financial advice. In March 1999 Solution Mortgages Limited ("SML"), which was incorporated in December 1998 as a private company limited by shares under the Companies Act 1985, commenced trading as a provider of mortgage services. In April 1999 Prestbury Loans Limited ("PLL") was incorporated as a private company limited by shares under the Companies Act 1985 and commenced trading as a provider of mortgage services.

Prestbury Financial Limited was incorporated on 21 April 1999 as Prestbury Holdings Limited ("PHL"), a private company limited by shares under the Companies Act 1985, and acquired PIL, SML and PLL on 22 April 2001. On 30 June 2001 the trades of PIL, PLL and SML were transferred to PFL and the subsidiaries became dormant. On 2 August 2002 PHL changed its name to PFL.

The financial information set out in this report is based on the sources set out herein and on the Basis of Preparation below, after making such adjustments as we considered necessary.

Basis of preparation

The financial information set out in this report has been prepared on the following bases:

- for the periods ended 30 April 2000 and 31 October 2001 from the audited financial statements of PFL and its subsidiaries ("the Group");
- for the six months ended 30 April 2002 from the management accounts of PFL.

Responsibility

The financial statements and management accounts are the responsibility of the directors of PFL who approved their issue.

The Directors of PFL are responsible for the contents of the Prospectus dated 23 August 2002 in which this report is included.

It is our responsibility to compile the financial information set out in our report, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Standards Board. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 23 August 2002, a true and fair view of the state of affairs of PFL as at the dates stated and of its results for the periods then ended.

Consent

We consent to the inclusion in the Prospectus dated 23 August 2002 of this report and accept responsibility for this report for the purposes of paragraph 45(1)(b) (iii) of Schedule 1 to the Public Offers of Securities Regulations 1995.

PROFIT AND LOSS ACCOUNTS

	Notes	*Year ended 30 April 2000* £	*18 months ended 31 October 2001* £	*6 months ended 30 April 2002* £
Turnover	2	1,159,439	1,715,940	1,178,318
Cost of Sales		(487,436)	(724,879)	(722,666)
Gross profit		672,003	991,061	455,652
Administration expenses		(584,916)	(985,999)	(368,321)
Operating profit	3	87,087	5,062	87,331
Interest payable	4	(6,168)	(9,823)	(1,952)
Profit/(loss) on ordinary activities before taxation		80,919	(4,761)	85,379
Tax on profit/(loss) on ordinary activities	6	(13,968)	(44,663)	(29,202)
Profit/(loss) on ordinary activities after taxation		66,951	(49,424)	56,177
Dividends	7	(64,285)	-	-
Retained profit/(loss) transferred to reserves	16	2,666	(49,424)	56,177

All amounts relate to continuing activities.

STATEMENT OF RECOGNISED GAINS AND LOSSES

There have been no recognised gains or losses, other than the results for the financial periods, and all profits or losses have been accounted for on an historical cost basis.

BALANCE SHEETS

	Notes	As at 30 April 2000 £	As at 31 October 2001 £	As at 30 April 2002 £
Fixed assets				
Intangible fixed assets	8	20,000	-	-
Tangible fixed assets	9	14,605	121,609	115,206
		34,605	121,609	115,206
Current assets				
Debtors	11	203,915	355,518	840,088
Cash at bank and in hand		2,421	-	-
		206,336	355,518	840,088
Creditors: amounts falling due within one year	12	(237,875)	(496,694)	(917,796)
Net current liabilities		(31,539)	(141,176)	(77,708)
Total assets less current liabilities		3,066	(19,567)	37,498
Creditors: amounts falling due after one year	13	-	(22,791)	(13,179)
Provisions for liabilities and charges				
Deferred taxation	14	-	(4,000)	(14,500)
		3,066	(46,358)	9,819
Capital and reserves				
Share capital	15	400	400	400
Profit and loss account	16	2,666	(46,758)	9,419
Equity shareholders' funds	17	3,066	(46,358)	9,819

1. ACCOUNTING POLICIES

Accounting convention

The financial information has been prepared in accordance with applicable accounting standards and under the historical cost convention. The following accounting policies have been applied consistently to the financial information set out below:

Turnover

Turnover represents commission and fees receivable, excluding VAT. Accrued income represents commission and fees receivable based on estimated conversion rates for all transactions in progress at the period end. The conversion rates used are 85% for life assurance business, 80% for non-status loan and mortgage business under offer and 34% for non status mortgage and loan business not yet under offer. Commission payable in respect of accrued income is included within accruals.

Depreciation

Depreciation is provided to write off the cost, less the estimated residual values of all tangible fixed assets, over their estimated useful lives as follows:

Website costs	25% per annum reducing balance
Fixtures and fittings	15% per annum reducing balance
Computer equipment	15% per annum reducing balance

Cash flow statements

The financial information does not include cash flow statements because the Group, as a small reporting entity, was exempt from the requirement to prepare such a statement under Financial Reporting Standard 1 "Cash Flow Statements".

Deferred taxation

Deferred taxation is provided at the current rate of corporation tax on the liability method, in respect of tax deferred by taxation allowances and timing differences except to the extent that there is a reasonable probability that a liability will not become payable within the foreseeable future.

Consolidation policy

As a small reporting entity Prestbury Financial Limited was exempt from the requirement to produce consolidated statutory accounts.

The financial information consolidates the financial information of the company and its subsidiary undertakings. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from the date control passes. Intra-group sales and profits are eliminated fully on consolidation.

On acquisition of a subsidiary, all the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their values reflecting the condition at that date. All changes to those assets and liabilities, and the resulting gains and losses that arise after the Group has gained control of the subsidiary are charged to the post acquisition profit and loss account.

Contributions to pension funds

Contributions to money purchase pension schemes are charged to the profit and loss account as they are made.

Leases and hire purchase contracts

Operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

2. TURNOVER

The turnover and operating profit was derived from the Group's principal activity within the United Kingdom which is the provision of financial services.

3. OPERATING PROFIT

The operating profit is stated after charging or crediting:

	Year ended 30 April 2000	18 months ended 31 October 2001	6 months ended 30 April 2002
	£	£	£
Operating lease rentals:			
– land and buildings	30,410	46,402	17,967
– other	18,048	17,257	5,032
Auditors' remuneration:			
– audit services	5,000	5,000	-
– non-audit services	3,189	10,932	15,755
Depreciation and amortisation	2,418	22,442	15,334
Profit/(loss) on disposal of fixed assets	3,500	-	999
Goodwill written off – negative	(9,881)	-	-
Goodwill written off –positive	7,527	-	-

4. INTEREST PAYABLE

	Year ended 30 April 2000	18 months ended 31 October 2001	6 months ended 30 April 2002
	£	£	£
Bank loans, overdrafts and other loans repayable within five years	6,168	9,823	1,952

5. DIRECTORS AND EMPLOYEES

	Year ended 30 April 2000	18 months ended 31 October 2001	6 months ended 30 April 2002
	£	£	£
Staff costs were as follows:			
Wages and salaries	222,246	352,482	115,850
Social security costs	15,867	31,938	11,327
Other pension costs	9,131	1,598	1,000
	247,244	386,018	128,177

5. DIRECTORS AND EMPLOYEES (Continued)

The average monthly number of employees, including directors, was as follows:

	Year ended 30 April 2000 Number	18 months ended 31 October 2001 Number	6 months ended 30 April 2002 Number
Management	5	4	4
Sales	7	3	15
Administration	1	1	2
I.T. Support	-	1	1
	13	9	22

	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Directors' emoluments were as follows:			
Management remuneration	-	22,479	20,064

The directors, L J Birkett and S J Keenan waived remuneration of £108,887 for the period to 31 October 2001 and £120,000 for the six months to 30 April 2002.

6. TAX ON PROFIT ON ORDINARY ACTIVITIES

	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Based on the profit for the period			
U.K. Corporation tax	13,968	44,338	18,702
Deferred tax	-	4,000	10,500
	13,968	48,338	29,202
Adjustment in respect of prior periods			
U.K. Corporation Tax	-	(3,675)	-
	13,968	44,663	29,202

7. DIVIDENDS

	Year ended 30 April 2000 £	18 months ended 31 October 2001 £	6 months ended 30 April 2002 £
Equity			
Dividends paid	64,285	-	-

8. INTANGIBLE FIXED ASSETS

Development expenditure	30 April 2000 £	31 October 2001 £	30 April 2002 £
Cost			
At beginning of period	-	20,000	-
Increase during the period	20,000	69,750	-
Transfer to tangible assets	-	(89,750)	-
At end of period	20,000	-	-
Amortisation			
At beginning and end of period	-	-	-
Charge for period	-	11,645	-
Transfer to tangible assets	-	(11,645)	-
At end of period	-	-	-
Net book value			
At end of period	20,000	-	-

9. TANGIBLE FIXED ASSETS

Cost	Website costs £	Fixtures and fittings £	Computer equipment £	Total £
At beginning of period	-	-	-	-
Additions	-	10,609	6,414	17,023
At 30 April 2000	-	10,609	6,414	17,023
Transfer from intangible assets	89,750	-	-	89,750
Additions	38,326	1,370	-	39,696
At 31 October 2001	128,076	11,979	6,414	146,469
Additions	1,812	3,849	4,269	9,930
Disposals	-	-	(999)	(999)
At 30 April 2002	129,888	15,828	9,684	155,400

9. TANGIBLE FIXED ASSETS (Continued)

Accumulated depreciation	Website costs £	Fixtures and fittings £	Computer equipment £	Total £
At beginning of period	-	-	-	-
Provision in period	-	2,105	313	2,418
At 30 April 2000	-	2,105	313	2,418
Transfer from intangible assets	11,645	-	-	11,645
Provision in period	7,382	2,042	1,373	10,797
At 31 October 2001	19,027	4,147	1,686	24,860
Provision in period	13,858	876	600	15,334
At 30 April 2002	32,885	5,023	2,286	40,194
Net book value				
At 30 April 2000	-	8,504	6,101	14,605
At 31 October 2001	109,049	7,832	4,728	121,609
At 30 April 2002	97,003	10,805	7,398	115,206

10. SUBSIDIARY UNDERTAKINGS

The following were subsidiary undertakings during the periods covered by this financial information and have been included in the consolidated information:

Name	Country of registration (or incorporation) and operation	Class of share	Proportion held	Nature of business
Prestbury Independent Limited	England	Ordinary	100%	Provision of financial services
Prestbury Loans Limited	England	Ordinary	100%	Provision of mortgage services
Solution Mortgages Limited	England	Ordinary	100%	Provision of mortgage services

The above companies ceased to trade on 30 June 2001.

Prestbury Mortgage Services Limited	England	Ordinary	100%	Provision of mortgage services

The company was dissolved on 2 October 2001.

11. DEBTORS

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Trade debtors	42,898	34,562	75,488
Directors' current accounts	47,413	45,373	140,630
Other debtors	100	3,675	3,675
Prepayments and accrued income	113,504	271,908	620,295
	203,915	355,518	840,088

12. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Bank loan and overdraft	52,576	27,204	65,776
Trade creditors	46,555	102,030	164,024
Corporation tax	13,968	45,308	64,009
Other taxes and social security	69,307	147,610	154,280
Directors' current account	11,109	-	-
Accruals and deferred income	44,360	174,542	469,707
	237,875	496,694	917,796

The bank loan is secured by an unscheduled mortgage debenture incorporating a fixed and floating charge over the assets of the Group.

13. CREDITORS: AMOUNTS FALLING DUE AFTER ONE YEAR

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Bank loan	-	22,791	13,179
Bank loan repayable by instalments as follows:			
Between one and two years	-	22,116	13,179
Between two and five years	-	675	-
	-	22,791	13,179

The bank loan is secured by an unscheduled mortgage debenture incorporating a fixed and floating charge over the assets of the Group.

14. DEFERRED TAXATION

Deferred taxation provided in the financial statements is set out below:

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Accelerated capital allowances	-	14,500	14,500
Less:			
Trading losses	-	(10,500)	-
	-	4,000	14,500

15. SHARE CAPITAL

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Authorised			
Ordinary shares of £1 each	250,000	250,000	250,000
Allotted, issued and fully paid			
Ordinary shares of £1 each	400	400	400

16. RESERVES

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Profit and loss account			
At start of period	-	2,666	(46,758)
Profit/(loss) for the period	2,666	(49,424)	56,177
At end of period	2,666	(46,758)	9,419

17. RECONCILATION OF MOVEMENT IN SHAREHOLDERS' FUNDS

	30 April 2000 £	31 October 2001 £	30 April 2002 £
Profit/(loss) for the financial period	66,951	(49,424)	56,177
Dividends	(64,285)	-	-
Increase/(decrease) in shareholders' funds	2,666	(49,424)	56,177
Opening shareholders' funds	400	3,066	(46,358)
Closing shareholders' funds	3,066	(46,358)	9,819

18. PENSIONS – DEFINED CONTRIBUTION SCHEME

The Company contributes to money purchase plans for certain employees. Payments made are charged to the profit and loss account as incurred.

19. OPERATING LEASE COMMITMENTS

Financial commitments under non-cancellable operating leases will result in the following payments falling due in the next financial period:

	2000 Land & buildings £	2000 Other £	2001 Land & buildings £	2001 Other £	2002 Land & buildings £	2002 Other £
Expiring:						
Within one year	-	9,128	-	2,286	-	321
Between one to five years	10,100	5,485	7,500	4,291	22,500	3,971
In more than five years	23,435	-	23,435	-	23,435	-
	33,535	14,613	30,935	6,577	45,935	4,292

20. CONTINGENT LIABILITIES

The company receives some life assurance commission on terms that part of the commission is repayable if the policy lapses within a certain period from inception. The directors consider that the value of any such repayments are unlikely to be material and therefore no provision has been made.

21. TRANSACTIONS WITH DIRECTORS

Included in other debtors are loans to the directors as follows:

	Amounts outstanding 30 April 2000 £	31 October 2001 £	30 April 2002 £
L J Birkett	47,413	63,261	118,950
S J Keenan	(11,109)	(17,888)	21,680
	36,304	45,373	140,630

The maximum amount outstanding during the period covered by this financial information for each director was L J Birkett £118,950 and S J Keenan £21,680. The amounts were interest free and have now been repaid.

22. CONTROLLING PARTY

The Company is controlled by L J Birkett, a director and principal shareholder.

23. POST BALANCE SHEET EVENTS

On 21 August 2002, the 400 £1 ordinary shares were converted into 40,000 1p ordinary shares. Also on this date a further 4,893 ordinary 1p shares were issued at par.

On 21 August 2002 the entire issued share capital of PFL was acquired by Prestbury Holdings Plc. The consideration was satisfied by the issue of 12,500,000 ordinary shares of 5p each in Prestbury Holdings Plc, credited as fully paid.

24. STATUTORY ACCOUNTS

The financial information in this report does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The Company has not delivered any statutory accounts to the Registrar of Companies in respect of any period subsequent to 31 October 2001.

Yours faithfully

Ford Campbell

Ford Campbell
Chartered Accountants
Manchester

PART II (c)
Pro forma statement of net assets of the Group

The following pro forma financial information has been prepared to illustrate the impact of the Merger and Fundraising. The pro forma financial information is based on the Company's balance sheet at 31 July 2002 and Prestbury Financial Limited's management accounts for the six months ended 30 April 2002 as set out in Part II(b) of this document and has been prepared for illustrative purposes only. Because of its nature, the following pro forma financial information cannot give a complete picture of the Group's financial position or results.

	Prestbury Holdings plc 31 July 2002 £'000	Prestbury Financial Limited 30 April 2002 £'000	Fundraising £'000	Pro forma £'000
Fixed assets				
Tangible assets	-	115	-	115
Current assets				
Debtors	-	840	-	840
Cash at bank and in hand	-	-	750 [1]	750
		840	750	1,590
Creditors: amounts falling due within one year	-	(918)	-	(918)
Net current assets	-	(78)	750	672
Total assets less current liabilities		37	750	787
Creditors: amounts falling due after more than one year	-	(13)	-	(13)
Provisions for liabilities and charges	-	(14)	-	(14)
Net assets	-	10	750	760

Note:

		£'000
1.	Funds raised assuming full subscription (net of expenses of £250,000).	750

2. No account has been taken of the trading results or any other transactions entered into by the Group since 30 April 2002.

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

23 August 2002

Dear Sirs

Introduction
We report on the Pro Forma statement of Net Assets of the Group ("the Statement") set out in Part II (c) of the prospectus issued by the Company dated 23 August 2002 (the "Prospectus"). The Statement has been prepared for illustrative purposes only, to provide information about how the proposed Fundraising might have affected the financial information presented.

Responsibilities
It is the responsibility of the Directors of Prestbury Holdings Plc to prepare the Statement. It is our responsibility to form an opinion on the Statement and report our opinion to you.

Basis of opinion
We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the Statement with the Directors of Prestbury Holdings Plc.

Opinion
In our opinion:

- the Statement has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of Prestbury Holdings Plc; and
- the adjustments are appropriate for the purposes of the Statement as disclosed.

Consent
We consent to the inclusion in the Prospectus dated 23 August 2002 of this report and accept responsibility for this report for the purposes of paragraph 45(1)(b)(iii) of Schedule 1 to the Public Offers of Securities Regulations 1995.

Yours faithfully

Ford Campbell

Ford Campbell
Chartered Accountants
Manchester

FORDcampbell

CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Prestbury House
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London
EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

23 August 2002

Dear Sirs

Prestbury Holdings Plc ("The Company")

This letter is provided under paragraph 3.1 of our engagement letter dated 25 July 2002.

We refer to the attached letter dated 23 August 2002 from the directors of the Company confirming that the directors of the Company have established procedures which provide a reasonable basis for them to make proper judgements as to the financial position and prospects of Prestbury Holdings Plc and its group.

We also refer to our report dated 23 August 2002 (the long form report) which was prepared in accordance with our engagement letter dated 25 July 2002. The long form report contains, primarily in section 4, a description of and commentary on the Company's financial reporting procedures. This letter should be read in conjunction with the long form report.

All financial reporting procedures are dependent for their day to day effectiveness on the diligence and propriety of those responsible for operating them and are capable of being overridden by persons holding positions of authority or trust. Although we can provide no assurance as to the day to day running of these procedures, we can confirm that in our opinion the directors have provided their written confirmation after due and careful enquiry.

This letter is for your information only. It should not be referred to or quoted, in whole or in part, in any other context.

Yours faithfully

Ford Campbell

FORD CAMPBELL

Elliot House, 151 Deansgate, Manchester M3 3WD Tel: 0161 819 2500 Fax: 0161 819 2501
E-mail: mail@ford-campbell.co.uk www.ford-campbell.co.uk
Also at Leeds and Stockport
A.D. Baggott ACA A.S. Campbell ACA D.J. Coombes FCA A.J. Ford FCA G.C.F. Travis FCA

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Prestbury House
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London
EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

23 August 2002

Dear Sirs

Prestbury Holdings Plc ("the Company")

This letter is provided under paragraph 9.1 of our engagement letter dated 25 July 2002.

We confirm that, in our opinion, the responsibilities of reporting accountants under section 45(1) (b), Part VII, Schedule I of The Public Offers of Securities Regulations 1995 have been complied with and that we have reported to the Company, to Grant Thornton and to Christows Limited all matter which have come to our attention in fulfilling our instructions which we consider should be disclosed as being in our view material to the proposed admission of the Company to AIM.

Yours faithfully

Ford Campbell

FORD CAMPBELL

Elliot House, 151 Deansgate, Manchester M3 3WD Tel: 0161 819 2500 Fax: 0161 819 2501
E-mail: mail@ford-campbell.co.uk www.ford-campbell.co.uk
Also at Leeds and Stockport
A.D. Baggott ACA A.S. Campbell ACA D.J. Coombes FCA A.J. Ford FCA G.C.F. Travis FCA

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Prestbury House
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London
EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

23 August 2002

Dear Sirs

Prestbury Holdings Plc ("the Company")

This letter is provided under paragraph 10.1 of our engagement letter dated 25 July 2002.

We have given, and not withdrawn, our consent to the issue of the Prospectus containing our Accountants' Reports and Report on the Pro Forma Statement of Net Assets of the Group, and references to them and our name in the form and context in which they appear.

Yours faithfully

Ford Campbell

FORD CAMPBELL

Elliot House, 151 Deansgate, Manchester M3 3WD Tel: 0161 819 2500 Fax: 0161 819 2501
E-mail: mail@ford-campbell.co.uk www.ford-campbell.co.uk
Also at Leeds and Stockport
A.D. Baggott ACA A.S. Campbell ACA D.J. Coombes FCA A.J. Ford FCA G.C.F. Travis FCA

FORDcampbell

CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

23 August 2002

The Directors
Prestbury Holdings Plc
Church Street
Macclesfield
Cheshire SK11 6LB

The Directors
Christows Limited
29-30 Cornhill
London EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

Dear Sirs

Prestbury Holdings Plc

We have reviewed the taxation sections of the Prospectus as at 23 August 2002 in accordance with the section 11.1 of our engagement letter.

It is our opinion that the Prospectus accurately explains the taxation position of the potential investors and the relevant taxation considerations of Enterprise Investment Scheme ("EIS") relief and Venture Capital Trusts ("VCT").

Yours faithfully

Ford Campbell

FORD CAMPBELL

Elliot House, 151 Deansgate, Manchester M3 3WD Tel: 0161 819 2500 Fax: 0161 819 2501
E-mail: mail@ford-campbell.co.uk www.ford-campbell.co.uk
Also at Leeds and Stockport
A.D. Baggott ACA A.S. Campbell ACA D.J. Coombes FCA A.J. Ford FCA G.C.F. Travis FCA

prestbury holdings plc

Prestbury House
Church Street
Macclesfield
Cheshire
SK11 6LB
DX 19385 Macclesfield
Tel: 01625 614488
Fax: 01625 617789

23 August 2002

PRIVATE & CONFIDENTIAL
Ford Campbell
Chartered Accountants
Elliot House
151 Deansgate
Manchester
M3 3WD

Dear Sirs

Prestbury Holdings Plc ("the Company")

By a Resolution of the Board passed 21 August 2002, I am directed to confirm to you that the appropriate directors and management of the Company have read and considered the final draft of your long form report on the Company to be dated 23 August 2002 and that the factual content and attribution of opinion to management contained in that report is agreed.

In addition, I confirm, on behalf of the Board, that your long form report contains no material error of fact and that no material relevant information of which the directors of the Company are aware has been omitted from the report.

Yours faithfully

Director
Prestbury Holdings Plc

prestbury holdings plc

Prestbury House
Church Street
Macclesfield
Cheshire
SK11 6LB
DX 19385 Macclesfield
Tel: 01625 614488
Fax: 01625 617789

23 August 2002

PRIVATE & CONFIDENTIAL
Ford Campbell
Chartered Accountants
Elliot House
151 Deansgate
Manchester
M3 3WD

Dear Sirs

Prestbury Holdings Plc ("the Company")

By a Resolution of the Board passed 21 August 2002, I am directed to confirm to you that the appropriate directors and management of the Company have read and considered the final draft of your working capital report on the Company to be dated 23 August 2002 and that the factual content and attributions of opinion to management is agreed and that this report is a fair presentation of management's projections, and assumptions, both of which are solely the responsibility of the directors of the Company.

In addition, I confirm, on behalf of the Board, that your working capital report contains no material error of fact and that no material relevant information of which the directors of the Company are aware has been omitted from the report.

I also confirm that the projections referred to in your report were formally adopted by the Board on 21 August 2002.

Yours faithfully

Director
Prestbury Holdings Plc

prestburyholdings plc

Prestbury House
Church Street
Macclesfield
Cheshire
SK11 6LB
DX 19385 Macclesfield
Tel: 01625 614488
Fax: 01625 617789

23 August 2002

PRIVATE & CONFIDENTIAL
Ford Campbell
Chartered Accountants
Elliot House
151 Deansgate
Manchester
M3 3WD

Dear Sirs

Prestbury Financial Limited ("the Company")

We confirm to the best of our knowledge and belief, having made appropriate enquiries of other directors and officials of the company, the following representations relating to the financial statements of Prestbury Financial Limited for the periods ended 30 April 2002 in connection with your report on the company contained in Part II (b) of the Prospectus of Prestbury Holdings Plc dated 23 August 2002.

(1) We acknowledge as duly appointed officials of the Company our responsibility for the financial statements;

(2) There have been no events since the most recent balance sheet date which necessitate revision of the figures included in the most recent financial statements or inclusion of a note thereto;

(3) We understand the purpose for which the financial information in the accountants' report is to be used and confirm that we are not aware of any reason why the financial statements upon which the financial information is to be based should not form a suitable basis for the accountants' report.

Yours faithfully

For and on behalf of
The Directors
Prestbury Financial Limited

prestburyholdings plc

Prestbury House
Church Street
Macclesfield
Cheshire
SK11 6LB
DX 19385 Macclesfield
Tel: 01625 614488
Fax: 01625 617789

PRIVATE & CONFIDENTIAL

23 August 2002

Ford Campbell
Chartered Accountants
Elliot House
151 Deansgate
Manchester
M3 3WD

Dear Sirs

Prestbury Holdings Plc ("the Company")

I write on behalf of the Directors of the Company to confirm that after due and careful enquiry, we are satisfied that we have established procedures which provide a reasonable basis for us to make proper judgements as to the financial position and prospects of the Company and its subsidiaries.

We confirm that we intend to implement the improvements recommended in Chapter 5 of the Long Form Report to be dated 23 August 2002.

Yours faithfully

For and on behalf of
The Directors
Prestbury Holdings Plc

PRESTBURY HOLDINGS PLC

LONG FORM REPORT

23 AUGUST 2002

FORDcampbell

CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

INDEX

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Church Street
Macclesfield
Cheshire SK11 6LB

23 August 2002

The Directors
Christows Limited
29-30 Cornhill
London EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

Dear Sirs

PRESTBURY HOLDINGS PLC
LONG FORM REPORT

1 INTRODUCTION

1.1 This report has been commissioned in connection with the issue of shares by Prestbury Holdings Plc ("PH Plc") to raise £1.0 million gross of expenses ("the Shares"). The Shares are to be listed on the AIM market.

1.2 In accordance with our engagement letter dated 25 July 2002, we now report on PH Plc and its subsidiary undertakings (together, "the Group"). A copy of the letter of engagement is included as Appendix A to this report.

1.3 This report is intended solely for the use of the Directors of Prestbury Holdings Plc, the directors of Christows Limited, the Partners of Grant Thornton and their advisors in connection with the issue of the Shares. It is not intended to be used for any other purpose or by any other party and should not be published or made available to any other party without our prior written consent.

1.4 The Directors of Prestbury Holdings Plc are solely responsible for the financial and working capital projections of the Group included within Section 9 of this report. A draft of this report has been issued to the Directors of the Group, who have confirmed that the appropriate directors and management of the Group have read and considered the final draft of our long form report and that the factual content and attribution of opinion to management contained within that report contains no material error of fact and that no material relevant information of which the directors of the Group are aware has been omitted from the report.

Elliot House, 151 Deansgate, Manchester M3 3WD Tel: 0161 819 2500 Fax: 0161 819 2501
E-mail: mail@ford-campbell.co.uk www.ford-campbell.co.uk
Also at Leeds and Stockport

1.5 We would like to express our appreciation for the assistance and co-operation received from the directors and staff of the Group in the preparation of this report.

1.6 We will be pleased to discuss this report with you and provide further information as you may require.

Yours faithfully

FORD CAMPBELL

2. BUSINESS HISTORY, OWNERSHIP AND CONSTITUTION

Introduction

2.1 Prestbury Financial Limited ("PFL") provides financial services through a number of brands serving both professional intermediaries and consumers. It utilises telephone and Internet technologies to arrange, package and complete various financial services.

2.2 The original business started in 1994 as a partnership before incorporating and expanding the business to its current position. The company has experienced significant substantial growth over the last 12 months due to the launch of Solution Network and the rapid growth in the non-conforming mortgages sector.

History of the Business

2.3

1994	Prestbury Financial Service ("PFS") formed as a partnership between Lee Birkett and Stephen Keenan, acting as a brokerage offering secured loans from its Macclesfield office. It quickly established its now long-standing relationships with several leading banks for secured loans (e.g. Lloyds TSB/ First National Bank.
1994-1997	The Business extended into the non-conforming loan market to assist customers who had impaired credit histories and could not obtain finance from conventional sources.
February 1998	Prestbury Independent Limited, which was incorporated in July 1996, commenced trading by offering regulated independent financial advice from February 1999.
February 1999	PFS moved to new larger offices in Oxford Street, Manchester.
March 1999	Solution Mortgages Limited, which was incorporated in December 1998, commenced trading.

April 1999	Loans UK website was launched to create a further route-to-market for personal loans.
August 1999	A web-site was launched, Solution Mortgages, primarily aimed at the B_2B market (i.e. intermediaries/introducers). Prestbury Loans Limited was incorporated and commenced trading. Prestbury Holdings Limited was incorporated on 21st April 1999 in order to create a group structure.
January 2000	'Moneybrain' web-site launched, creating an 'umbrella' brand to market the Company's products.
February 2001	Moneybrain able to offer online Life Assurance application and execution without the need for any paper signatures, also implemented through the 'Solution Network' B_2B site for intermediaries to use.
April 2001	Solution Network (a much enhanced version of the Solution Mortgages website) was officially launched via substantial editorial in the financial press.
June 2001	The trades of the three subsidiary companies were transferred to PFL and the subsidiaries became dormant.
Currently	Substantial growth of the Minimal Risk Financial Services Network, currently focusing on this and the rapid growth of the non-conforming mortgages from network members. Preparing for the Manchester call centre launch late in January 2003 to deal with increased volumes.

Ownership

2.4 The current group structure is set out below:

Prestbury Financial Limited (Company no. 3756833)

100%	100%	100%
Prestbury Independent Limited (Company no. 3230010) (ceased to trade 30th June 2001)	**Solution Mortgages Limited (Company no. 3680150)** (ceased to trade 30th June 2001)	**Prestbury Loans Limited (Company no. 3756841)** (ceased to trade 30th June 2001)

2.5 PFL has authorised share capital of 250,000 £1 ordinary shares. Currently, there are 400 £1 ordinary shares in issue held by Lee Birkett and Stephen Keenan in the proportion 75% and 25% respectively. There have been no recent changes in either the authorised or issued share capital of the company.

3. THE BUSINESS OPERATIONS

Operational Structure

3.1 The operational structure of the group is as follows:

Prestbury Financial Limited

- **T/A Solution Network**
- **T/A Moneybrain**
- **T/A Loans UK**

Solution Network

3.2 Solution Network is a multi tiered distributor of financial products for professional intermediaries. At present there are approximately 500 brokers who are registered on the network.

3.3 The Solution Network website mainly offers non-regulated life assurance products, packages for non-conforming mortgages, traded endowments, personal loans and conventional mortgages.

www.solutionnetwork.co.uk

3.4 When a broker applies to become a member of Solution Network the following references are sought:

- Bank reference
    - Satisfactory reference for repayment of up to £5,000
    - The bank considers the client to be trustworthy
    - The bank considers that the client carries out his business affairs in a satisfactory manner
- Accountants reference

3.5 No commissions are paid to the broker until satisfactory references have been received.

3.6 Also the Company obtains the following documents relating to the broker which are held on file:

- Consumer Credit License for the business
- Mortgage Code Certificate for the business
- Financial Planning Certificate Level III pass for the advisor
- Mortgage Advice and Practice Certificate for the advisor
- Letterhead of the business
- Solution Network signed Terms and Conditions

3.7 There are no joining fees for the network.

3.8 Termination of a membership is done at the discretion of the directors. In general, per the terms and conditions of joining, either party may terminate the agreement on 30 days written notice. This will result in repayment of any indemnity commission payable to Solution Network, if terminated by the introducer.

3.9 In the event of no new business being submitted in a period in excess of 12 months the agreement will be deemed to have been terminated.

3.10 The directors have also stated that termination will happen if there is a possibility of fraud or if the broker exhibits abusive behaviour towards the staff of Solution Network. So far the Company has terminated two memberships as a result of abusive behaviour. One of these members has now been reinstated at the discretion of the directors.

3.11 The following graph shows the growth in broker membership in 2002:



Growth in Solution Network members 2002
Number of members
700
600
500
400
300
200
100
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Month
Additional members in month
Cumulative number of members to date

Moneybrain

3.12 Moneybrain provides a portal for brokers and consumers to directly purchase financial products. These products include conforming and non-conforming mortgages, secured and unsecured loans and life assurance.

www.moneybrain.co.uk

Loans UK

3.13 LoansUK is directed at the less financially aware consumer and offers both secured and unsecured loans.

3.14 This division also provides help for consumers who are experiencing difficulty in servicing mortgages

www.loansuk.co.uk

Group Performance and Competition

Performance in Industry

3.15 There are many key features of the Business that have enabled it to find a niche in the market place. These are highlighted below:

3.16 PFL is involved throughout the sales process being able to utilise its cost saving technology.

3.17 The Company has a marketing strategy directed at both intermediaries and consumers and has expanded its network of brokers to a current level of approximately 500. However, not all these brokers are currently active and PFL is looking to increase, by strong promotional activities such as roadshows, the number of active brokers over the next 18 months.

3.18 The company processes application forms, produces packages that optimise the customer requirements and arranges exclusive deals. The Company provides full back office support for the network of brokers.

3.19 On completion the Company validates security and the serviceability of loans/mortgages. Any legal and valuation work is subcontracted where necessary.

Product offering

3.20 The Company offers a wide range of financial services and is not overly reliant on any one type of product.

3.21 Due to the expected changes in the financial services industry, such as the simplification of the products offered, the Company appears to be in a good position to take advantage of them.

Sector focus and expertise

3.22 The Business has expertise in arranging and completing mortgages of the non-conforming nature (i.e. where the customer is not a standard credit risk).

3.23 This is the most profitable area of the market as the individual generally has a higher risk profile and therefore the Company earns higher commissions for dealing with the related complexities.

Support from the leading Blue Chip Life Assurance Institutions

3.24 Several of the major blue chip life assurance institutions such as Legal & General, Norwich Union and Friends Provident have all lent their support to the Minimal Risk Distribution model as recommended by the Financial Services Authority.

3.25 The Company runs this Minimum Risk model through Solution Network and the life assurance companies are paying enhanced commissions for business done, because of the reduced administration involved and facilitated through this network.

3.26 Legal & General and Friends Provident have also made cash contributions to the Company for the marketing campaign the Company is currently running.

No misselling provision required

3.27 Many other companies have to comply with the Financial Services Authority and make increased provisions within their accounts due to the recent pension and endowment misselling scandals. PFL, however, operates in the non-regulated marketplace and therefore does not have to make these provisions.

Strategic Alliances

3.28 The Company has been involved in making strategic alliances with 'White-Label' partners. The Company has been able to utilise its technology and manage and run websites for their 'White-Label' partners. In return the Company has been able to benefit from the marketing campaigns that the partners have introduced.

Diverse channels to market

3.29 The Company currently utilises several different channels to access the market:

- The Minimal Risk Financial Services Network (Solution Network);
- Dealing directly with consumers and brokers via Moneybrain/LoansUK; websites
- 'White-Label' partnerships.

3.30 The Company, therefore, is not reliant on any one channel to generate all its business and therefore is able to respond to changes in market forces.

Changes to the industry

3.31 Currently, the financial services industry is going through a period of major change. The Government has commissioned Mr Ron Sandler, the former head of Lloyd's of London, to review the industry as a whole and put forward recommendations in order to improve its practices.

3.32 The final report was released on 9th July 2002 and the main recommendation was to introduce a new class of simple, inexpensive financial products. Also, a reduction in the amount of red tape facing customers and a reduction in the need for a high level of costly financial advice was recommended.

3.33 PFL is in the position to take on board these recommendations immediately as it already has the technology and the networks to cope and implement these changes.

Non Investment Related Protection

3.34 PFL is able to offer term policies and is not constrained by a traditional IFA network. The Company's website, Solution Network, allows brokers to trade completely electronically and as a result the cost and time of processing applications is largely reduced enhancing both its own margins and those of its members.

Technology

3.35 The Company has integrated IT solutions throughout its operations.

3.36 It has set up a network of brokers who can obtain non-regulated life assurance in a completely paperless environment. This has also greatly assisted the life companies such as Legal & General and Friends Provident.

3.37 The Company has also developed a website that offers financial services products directly to the consumer. The consumer is able to access a mortgage calculator and life cover quotation tools.

3.38 The Company operates a high-level security system over the net to ensure details remain confidential.

Competition

3.39 Due to the fragmented nature of the financial services industry there is potential competition for each individual product. However, PFL is able to offer all the products together unlike some of its competitors.

There are three main categories of supplier:

- Banks;
- Building Societies;
- Specialist Financial Service Institutions.

These suppliers can use four main methods of supplying the products to the customer:

- Independent Financial Advisors (IFA);
- Internet Portals;
- Direct On-Line Presence;
- Direct Sales.

The company now operates through the first three of these channels and very few other financial services companies can operate in this way.

3.40 The main competitors are highlighted below in the sector they relate to:

Sector	**Company**
Non-conforming mortgage	The Mortgage Lender (recently acquired by Kensington Mortgage Co)
Regulated Financial Services Network	Mysis, Bankhall, Tenet, Inpartnership
Non -regulated Financial Services Network	Simply Assured
Life assurance	Direct Life & Pensions Life Quote
Loans	Ocean Finance

3.41 The Company has competition from the regulated networks like Bankhall and Mysis as they also deal in similar non-regulated products albeit in a regulated environment.

3.42 More recently the Company has competition from online networks who mainly deal in life assurance namely, Simply Assured and Premier Protection. Other networks are appearing in the marketplace but PFL is in a strong position as it has been trading using its online network for over a year.

3.43 The directors have stated that these competitors do not offer the full range of financial services in the manner offered by PFL, but either focus on a single product or only utilise the Internet for initial applications whereas PFL uses the Internet for the application, processing and completion of transactions. Thus the Company is able to act for both the consumer and the intermediary.

The Products

3.44 The Company offers three main products, which are set out in more detail below:

Mortgages

3.45 The Company can offer both conventional and non-conforming/specialist mortgages and mainly packages mortgages for the lending institutions.

3.46 The Company also offers access to Mortgage Clubs. Category A has arrangements for exclusive conventional mortgage products with two major Mortgage Clubs namely, Legal and General and Norwich Union. The main advantage of these Clubs is the higher level of procuration fees that have been negotiated by the Company.

3.47 Category B has a specialist Lender Panel to deal with clients who have requirements that most high street institutions cannot accommodate, as well as those clients who have difficulty in obtaining mortgages due to poor credit ratings. Two of the major lenders involved in Category B mortgages are Igroup (GE Capital) and GMAC (General Motors).

3.48 Historically, the majority of the Company's business has come through professional intermediaries such as IFA's, Tied Agents, mortgage brokers and estate agents.

3.49 The non-conforming market is much more lucrative than the conventional market as the risk of the individual is higher and therefore the return to the provider and broker is also higher. The rate of return on the non-conforming mortgages is 1-3% of the loan value as commission as opposed to 0.2-0.5% on the conventional mortgages.

Life Assurance

3.50 The Company is able to offer non-investment related life assurance.

3.51 The Company currently holds agencies with some of the major Life Assurance companies in the non-investment-related capacity.

3.52 The following products can be offered:

- Term assurance (life cover);
- Mortgage Protection;
- Family Income Benefit;
- Permanent Health insurance;
- Medical Insurance;
- Accident Sickness and Unemployment Cover;
- Critical Illness;
- Business Protection.

3.53 Life assurance business has been conducted mainly through the Solution Network website from brokers but the consumer can obtain life assurance directly via Moneybrain acting as a broker through Solution Network.

Secured and Unsecured Loans

3.54 The Company has long standing relationships with all the major conventional lending institutions for whom it prepares and packages the loans.

3.55 The Company completes loan applications for secured and unsecured borrowers.

The Market

3.56 PFL operates mainly in the following financial services sectors:

- Life Assurance;
- Secured and Unsecured Loans;
- Conventional Mortgages;
- The specialised lending sector – 'Non-conforming'.

The Life Assurance Market

There are three basic types of life protection insurance:

- Term insurance;
- Whole-of-life cover;
- Endowments.

3.57 Recent events have meant that the market for endowments has decreased considerably due to adverse publicity. As a result, demand for term insurance or whole-of-life cover has increased. It is predicted that mortgage related term assurance will grow at nearly 14% per year until 2005 and non-mortgage related term assurance will grow at 7.7% per year (Datamonitor).

3.58 A National Opinion Poll conducted in 2001 indicated that consumers believe that life assurance gives peace of mind, however, people seem averse to buying these products. Direct mail was the most popular method for receiving life assurance product information, followed by local branch, telephone, IFAs, then the Internet. This may change, however, as Internet penetration increases and consumers become more familiar with using new channels for financial services business (Datamonitor).

3.59 Life providers have also been slow to embrace online commerce and online sales make up less than 1% of the total term life market. However, this is changing and the major players are looking to increase their online sales.

The Personal Loan Market

3.60 The number of people who have borrowed money has increased over the last four years. At present, nearly a quarter of all adults have one personal loan and 6% have more than one. The personal loan market was estimated to be worth £36.8 billion in 2000 and £48.6 billion in 2001 (Mintel).

3.61 The peak age for borrowing is 25-34 and the typical holder of a personal loan is more likely to be in socio-economic groups C1 and C2. Borrowing tends to cease when people reach retirement age.

3.62 The prime market for loans, therefore, is the households with two non-retired adults, with or without children, and single people of working age, of which there are approximately 9 million.

3.63 Unsecured personal loans was the fastest growing personal lending product sector in 2001 (Datamonitor). Low interest rates, aggressive marketing by lenders, and the growing willingness of consumers to take on debt have driven the growth.

3.64 In 2001, unsecured personal loans grew faster than credit card balances. Balances outstanding for unsecured loans grew by 16%, while credit card growth slowed to 10.9%. This shift reflects consumer willingness to take advantage of the low interest rates available for consolidating debts into an unsecured personal plan.

3.65 Most UK borrowers are still borrowing at higher rates, as almost half of consumers go directly to their current provider without considering other options.

3.66 Customers switching will gradually increase as market forces break down the barriers to switching personal loans. The key forces breaking down these barriers are increased competition, transparency, media scrutiny and technological developments. The Internet is the primary technological development and online distribution of loans is expected to see significant growth. As online loan completion becomes possible, shopping around will become much easier.

3.67 The very large number of variables affecting the loans market makes forecasting problematic, but it is predicted that gross lending in 2005 will be worth between £64 billion and £98 billion.

The Conventional Mortgage Market

3.68 The main players in the conventional mortgage market are banks, building societies and other specialist lenders who sell almost entirely through IFAs or by direct marketing.

3.69 In 1999, gross mortgage lending in the UK was £113.8 billion, nearly 60% more than in 1996, and net lending was almost £38 billion, almost 97% more than 1996 (Mintel).

3.70 Mortgage growth has mainly come from existing owner-occupiers who are moving or re-mortgaging.

3.71 Most of the growth in the mortgage market is expected to come from new households, from larger loans as house prices continue to rise and from rolling equity release.

3.72 In 2001, mortgage gross advances totalled £161.1 billion (Mintel). Of this, 71% was lent by banks, 19% by building societies and 10% by other lenders.

The Non-conforming Market

3.73 The non-conforming market is represented through both mortgages and secured and unsecured loans. An individual can be deemed non-conforming (fails conventional credit scoring and so cannot be serviced by mainstream channels) for a number of reasons, including:

- County Court Judgements;
- Mortgage arrears, past or present;
- Ex bankrupts.
- Defaults on other finance (e.g. credit cards)
- Dangerous occupations
- Self employed / contract workers

3.74 It is estimated that in the UK alone, around 8.5 million people would fail conventional credit scoring, of which a third either have a mortgage or own their property outright (Datamonitor). Total gross advances to sub prime borrowers in 2000 were £2.91 billion.

3.75 Specialist lending customers are sourced primarily through IFA's and direct marketing.

Major customers

3.76 The customers of Solution Network are the registered brokers only and presently there are approximately 500. The Company operates a three tiered structure for the payment of commissions. These are as follows:

- The first tier is for all those members who trade completely electronically. PFL pays out 90% of the total commission received from the provider
- The second tier is for brokers who provide a minimum commission of £2,000 per month. PFL pays out 85% of the total commission received from the provider.
- The third tier is for those brokers who bring in less than £2,000 per month. PFL pays out 80% of the total commission received from the provider.

3.77 It is understood that any potential claw-backs are based on the same period demanded by the Life Office and this can be up to a maximum of 48 months.

3.78 The major customers of Moneybrain and Loans UK are brokers and direct customers.

3.79 Commissions paid out to the brokers are, in general, 40% of the commissions received from the lender.

3.80 Moneybrain and LoansUK also have 'white-label' customers. Consumers are offered the products of the 'white-label' partner via a website but PFL manages and executes the transaction. In return PFL has access to the partner's customer database and has the benefit of the partner's marketing and advertising efforts. To date the Company has provided this service to three companies and it is an area that the Company is hoping to expand in the future due to the potential cross-selling opportunities.

Marketing

3.81 The Company has an ongoing marketing strategy, which involves several different methods.

3.82 Solution Network is currently promoted in the Financial Trade Press, i.e. Financial Advisor, Money Marketing and Mortgage Introducer. Also, the Company has hosted several seminars to brokers and tied agents in order to promote Solution Network. Legal and General and Friends Provident are meeting the cost of this current marketing campaign. Ongoing promotional arrangements are currently being negotiated with these and other providers.

3.83 Moneybrain, as it targets financially aware consumers, us currently advertising in the broadsheets whereas LoansUK, targeting less financially aware consumers, is advertised in the tabloids.

3.84 Both Moneybrain and LoansUK are advertised in other financial press and lifestyle magazines.

3.85 The Company has knowledge of the most effective places to advertise by monitoring the number of enquiries coming from each advertising location. In future, therefore, the Company can concentrate its advertising in the newspapers and Trade press that generates the most income.

3.86 The Company also intends to commence targeted mailings to expand the sources of origination and develop mainly the credit impaired mortgages and the term assurance linked to conforming mortgages. The Company has just secured a deal whereby they are obtaining a database from Yell.com for £10,000, which will be used for targeted mailing. The customer database consists of approximately 100,000 customers and the Company intends to send out 40,000 mailings a month in a repeating cycle.

Conversion and lapse rates

3.87 The conversion rates have been linked into the calculation of work in progress at any period end.

3.88 The work in progress calculation is based on the two different income streams:-

- Solution Network;
- Moneybrain/LoansUK.

3.89 Moneybrain/LoansUK is split between deals that are under offer and those that are currently in progress but have not made the under offer stage.

3.90 For those deals that progressed as far as under offer the client takes 80% as accrued income, i.e. they expect 80% of these deals to go on risk.
For those deals that are in progress, the client expects at least 34% of these deals to go on risk.

3.91 For Solution Network, there is just one list highlighting all applications currently in progress. Of these, the client expects 85% minimum to complete.

3.92 These figures are considered to be reasonable.

3.93 There is currently no formal monitoring of lapse rates by the Company.

3.94 The directors have performed a review, for the purposes of this report, to identify levels of lapse rates. They have provided us with a figure of £86,500 for credits processed through their records which include reversals of income in respect of agents who have left Solution Network and gross clawbacks/lapses.

3.95 The directors also confirmed that the Company was able to recover the element of claw back from the introducer in the majority of cases. This means that the maximum net exposure of the Company over twelve months would be less than £13,000. The directors have therefore concluded that any provision for pure claw backs would not be material.

3.96 The directors intend to monitor the lapse rates going forward on a monthly basis and will consider necessary provisions if the amounts change significantly.

Main Providers

Life Assurance

3.97 The following are the main providers of life assurance:

- Norwich Union;
- Friends Provident;
- Legal & General;
- Scottish Equitable;
- Skandia;
- Scottish Provident;
- Liverpool & Victoria;
- Zurich;
- BUPA.

3.98 At present only Norwich Union, Friends Provident and Legal & General offer electronic submission of life assurance applications. This means that PFL have to pay out at the 90% commission level on transactions dealt with electronically through these companies.

Mortgages and Loans

3.99 The following are the major lenders for mortgages and loans:

- The Associates Ltd;
- Bristol & West;
- GMAC;
- Igroup;
- Kensington Mortgage Co;
- Mortgages plc;
- First National Bank.

3.100 As well as the above providers, all mainstream lenders can be quoted through the Internet for conventional mortgages.

3.101 All trading contracts appear to offer similar terms to the Company. The Company gets paid packaging fees from some mortgage lenders and also introducer fees.

3.102 Packaging fees tend to vary according to the number of completions achieved per month, with higher fees paid for more completions.

3.103 Introducer fees are based on a percentage of the advance made, typically between 1% and 3% depending on the credit risk of the underlying individual's concerned.

Compliance

3.104 The Company operates in non-regulated areas of the financial services industry and therefore does not have to adhere to strict rules and regulations. However, each area of the business subscribes to appropriate governing bodies who have voluntary codes of conduct. The Company management includes a compliance officer, Keith Lycett. Mr Lycett has operated as a compliance officer to Prestbury since 2000 and is currently concentrating on preparation of suitable compliance and competence programmes for the Group in anticipation of FSA regulation before 2004.

Life Assurance

3.105 Solution Network insists that all its members comply with the ABI selling code of practice. A copy of the code of practice is available at the following link:

Http://www.abi.org.uk/consumer2/lifecode.htm

3.106 The code covers all non investment business including:

- Term assurance;
- Mortgage protection;
- Family income benefit;
- Permanent health insurance;
- Private medical insurance;
- Accident sickness and unemployment cover;
- Critical illness;
- Business protection.

3.107 The main aspects of the code cover general sales principles, explanation of the contract, disclosure of underwriting information and aspects regarding accounting and financial information.

3.108 It is an overriding obligation for all intermediaries to conduct business with good faith and integrity.

Mortgages

3.109 The Company subscribes to The Mortgage Code and abides by its voluntary code of conduct.

3.110 A copy of this can be found at http://www.mortgagecode.co.uk

3.111 Intermediaries registered under the Code must adhere to the following:

- Provide potential customers with a copy of the leaflet 'You and Your Mortgage';
- They must inform customers which level of service they can provide under the Code based on three different levels;
- They must confirm the customer's rights of access under the Data Protection Act 1998 of access to all personal records;
- Explain the procedures in place for dealing with customer complaints;
- Confirm in writing, before the mortgage is completed, the level of service they have provided and, if advice and recommendation, the reasons for the mortgage recommendation;
- Advise if a potential loan is sourced from the marketplace as a whole or from the panel of lenders;
- Give details as to whether they represent the customer or are the appointed representative or agent for the lender;
- Disclose to the customer whether they will receive a fee from the lender for introducing the mortgage.

3.112 The Mortgage Code also has a Compliance Board that makes annual visits to its members to ensure that their procedures comply with the Code.

Personal Loans

3.113 The Company is a member of the Finance Industry Standards Association and abides by its voluntary code of conduct.

A copy of this can be found at http://www.fisa.org.uk

3.114 In general, the code of conduct highlights how an intermediary should act when dealing with customers, advertising practice and investigation and disciplinary procedures.

3.115 Both protection products and mortgages will come under FSA regulation by 2004.

Technology

3.116 The Company has its own IT Development Director and Creative Director who are responsible for the implementation and upkeep of the three websites that the Company uses to generate turnover.

3.117 The websites and associated server are hosted by a company called DSVR. A yearly fee is paid of £300. A service contract is in place so that if the websites were to crash, DSVR gets them up and running again. This is usually within a 24-hour period. We have been informed that a Burnt back up CD is taken off site at the end of each day and a back up is also loaded onto both the server and a separate machine.

3.118 PFL have 24-hour access to the websites so that they can be constantly updated. This can be done without the need for the websites to be shutdown.

3.119 The web addresses that the Company uses to trade from are renewable on a 2-year basis and again this is done through DSVR.

3.120 The offices Macclesfield currently operates on 2 MB ADSL external data links, currently capable of satisfying the continuous requirements of 30 users without significant speed loss. If more users were required, or if the Company relocates to new premises, the line width would have to be increased.

3.121 Although the current internal systems are sufficient for existing requirements and could support moderate growth, it is envisaged that a more comprehensive client management and information system is required, to ensure that jobs are processed efficiently and that the most is made of potential marketing information. The forecasts include approximately £150,000 in year one for the upgrade of the existing systems. PFL have developed a bespoke system with Ascent Technology that is to be implemented once funding is guaranteed. The Company has already started on phase one of the purchase and implementation of this new system, which involves the purchase of new software packages. This will be run in tandem with the existing system for an initial period but should be fully implemented by the end of 2002.

3.122 The Company currently uses the Sage "Instant Accounting '98" accounting package to produce management accounts and information. The Company is looking to upgrade the Sage package to the latest version in order to process data more efficiently and utilise the payroll package. This should be in place by September 2002.

Premises

3.123 The Company currently leases properties in two locations in the north west of England:

- Oxford Road, Manchester;
- Church Street, Macclesfield.

3.124 The office in Manchester is on a 10-year lease, which expires on 11th February 2009. Rent of £23,434.50 per annum is payable.

3.125 The Company occupies two offices in Macclesfield. The first, situated at 27 Church Street, is under a 5-year lease, which expires in October 2004. Rent of £7,500 per annum is payable. The second office, situated at 23b Church Street, is also under a five-year lease, which expires in May 2007. Rent of £15,000 per annum is payable.

3.126 The Manchester office will act as a call centre from January 2003 onwards with the sales and administrative department also being located there.

3.127 The Macclesfield offices will operate the three websites, Moneybrain, Solution Network and LoansUK as well as further administrative activities.

3.128 The current capacity of the two locations is 60 staff but at present the Company currently operates with only 20 staff. The estimated growth levels indicate that the Company will not reach full capacity for another 18 to 24 months.

4. MANAGEMENT, STAFF AND PENSIONS

Management and Organisation Structure

4.1

Mr Lee Birkett
Chief Executive

Mr Stephen Keenan
Chief Operating Officer

Mrs Lynne Birkett
Financial Director

Group Employees

Mr Jose Rial
Creative Director*

Mr Keith Lycett
Compliance Officer

Promotion Officer

Commissions Officer

Trainee Accountant

Office Junior

Moneybrain and Loans

Mike Moroney
IT Director and senior underwriter

2 Underwriters

Finance Consultant

2 Mortgage Liaison Officers

1 Client Servicing Officer

Solution Network

National Sales Manager

New Business Manger

5 Broker Liaison Officers

* Non – statutory,

Staff Numbers

4.2 The Company's main operations are listed below along with the number of staff currently working in each operation:

Income Type	No. of selling employees
Mortgage	7
Secured/unsecured loans	2
Life assurance	11
Total	**20**

Key Personnel

4.3 A brief summary of the responsibilities and experience of the key personnel is shown below:

Lee Birkett (Age 30) – Chief Executive

- Joint founder of the business in 1994;
- Heavily involved in direction of strategic growth;
- Over 12 years experience in Financial Services Sector.

Stephen Keenan (Age 39) – Chief Operating Officer

- Joint founder of the business in 1994;
- In charge of the day to day operations of the Company;
- Previous experience as a production/projects manager in an engineering company gaining experience in managing a growth business

Lynne Birkett (Age 48) – Finance Director

- Joined the company in 1999;
- Over 30 years experience in the accounting and finance industry working with blue chip companies; at management level.
- Overall responsibility for the accounting and finance department including implementing financial controls and systems.

Michael Moroney (Age 30) – IT Development Director

- Joined the Company in 1995;
- Instrumental in developing the Company's current web technologies;

Jose Rial (Age 34) – Creative Manager

- Joined the Company in January 2000;
- Overall responsibility for design of the company's website and ongoing developments;
- Responsible for the design of all marketing literature;
- Experienced in producing high-end multimedia, 3D animation and web authoring.

Keith Lycett (Age 66) – Compliance Officer (Part -time)

- Joined the Company in January 2002;
- Responsible for all aspects of compliance for the Company;
- Previously developed the compliance infrastructure for a traditional IFA network.

Service agreements and duties

4.4 Directors' and key employees' duties have been recorded in service contracts that are signed by each individual concerned.

4.5 In general, their duties are to manage and run their designated departments and report directly to the Chief Executive.

4.6 The service contracts are all continuing until terminated by either party giving to the other not less than 3 months prior notice if they are an employee or not less than 12 months prior notice if a director.

Remuneration

4.7 The remuneration of the directors and key employees is stated in their service contracts, subject to changes in the years since they were first signed.

4.8 Although, the directors have been entitled to remuneration it has not all been drawn.

4.9 Under the current service contracts, the directors' are entitled to remuneration of £270,000 per annum. However, both Lee Birkett and Steve Keenan have waived their entitlement during the last year. New service contracts are currently being drafted.

4.10 Key employee remuneration currently totals £61,500 per annum This excludes Keith Lycett remuneration.

Succession Issues

4.11 If the proposed transaction is carried out the directors believe that key staff will be retained.

Employee Benefit Trust

4.12 The Company is establishing an Employee Benefit Trust (EBT). The EBT will hold 5% of the issued share capital of Prestbury Holdings Plc.

4.13 Share options will be granted to some of the existing key staff totalling 2.45% of the shares held in the EBT.

4.14 The other 2.55% will be held in the EBT and options over these shares will be granted in the future when more key staff is identified.

Gaps, weaknesses and over-reliance on key staff within the management team

4.15 The main problem the Company has faced over recent months has been to fund the necessary staff numbers in order to process the significant growth the company has experienced.

4.16 Because of this many of the staff have been under severe pressure in order to process the amount of business being generated and only essential controls have been maintained.

4.17 The current finance director has been heavily involved in setting up and running Solution Network during 2001 and therefore has had less time to spend on the accounting function. As a result the Company receives substantial assistance and support from their auditors.

4.18 The chief operating officer has also been under pressure to process business quickly which has meant that some of the administration tasks have not been completed efficiently.

4.19 However, the Company has begun to take on more staff in order to keep up with the growth of the business. Once more staff are employed the procedures, systems and controls will be implemented fully as well as the growth of the business being allowed to continue.

Standard Conditions of Employment

Salary

4.20 Employees are paid a basic salary, which is notified in their contract of employment.

4.21 Overtime varies between contracts of employment.

4.22 Several of the employees are on commission structures in addition to basic pay. The principal structure is a commission of 2% on completed deals up to £20,000 business per month and 2.5% above this. The main exception to this is the finance consultant, Johnathan Cooper, who is incentivised per visit.

Holidays

4.23 The standard number of day's holiday is 23 days plus Bank holidays.

4.24 Key employees and management may be entitled to further days paid holiday.

Sick Pay

4.25 Sick pay is paid at full basic rate up to a maximum of 1 week.

4.26 For absence of more than 1 week statutory sick pay will apply.

Standard Working Week

4.27 The standard working week consists of 37.5 hours per week, 9.00am to 5.30pm, Monday to Friday with 1 hour for lunch to fall in with required workload.

4.28 On busy days staff any be required to take a reduced lunch break.

4.29 Extra working hours are expected as and when required.

4.30 Some employees may be required to work evenings or stay away overnight and the Company will pay for any necessary expenditure.

Job Responsibilities

4.31 Each contract of employment specifies the job responsibility for each employee.

Disciplinary Procedures

4.32 The following highlights the standard procedures that are undertaken to discipline staff:

1. Verbal warning;
2. Written warning;
3. Final written warning;
4. Dismissal.

4.33 In cases of gross misconduct, immediate dismissal applies.

Group pension scheme

4.34 The Company is in the process of setting up a pension scheme for five key employees, namely:

- Lee Birkett;
- Steve Keenan;
- Lynne Birkett;
- Mike Moroney;
- Jose Rial.

4.35 An executive plan is being created whereby the company contributes 5% of salary to each individual's scheme.

4.36 Other staff will be able to join the Company scheme but no contribution will be made by the employer.

Existing incentive, redundancy or benefit schemes

4.37 Key employees and management are also entitled to participate in the Company's permanent health insurance scheme and in the Company's private medical expenses insurance scheme.

4.38 Some key employees and management are entitled to a car up to a certain monthly value specified in the individual's service contract. The Company bears all standing and running expenses of the car.

5. ACCOUNTING SYSTEMS

Introduction

5.1 Lynne Birkett is the Financial Director of PFL. She was, until 8th July 2002 the sole member of the accounting department. As such she is responsible for:

- the production of management information
- the maintenance of the financial books and records;
- the submission of all relevant statutory and tax returns;
- liquidity forecast, monitoring, cash collection and banking;
- the payment of suppliers and brokers.

In addition, she has been principally responsible for the implementation and development of the Solution Network facilities.

Management Information

5.2 Although historically formal management accounts have not been produced, Lynne Birkett produces regular management information including:

- Monthly profit report – forecast and actual;
- Monthly cash flow and liquidity analysis; and
- Statistical data analysing the performance of the Company to date.

5.3 The lack of resource in the accounting department, particularly since the implementation of Solution Network, has resulted in the formal accounting information predominantly being confined to recording and reconciling cash transactions and paying of staff wages, suppliers and brokers. Since the recent growth in the Solution Network business, the completion of the last 12 months accounts has, to a large extent, been outsourced to Ford Campbell.

5.4 With the arrival of additional heads to process the Solution Network transactions and the recruitment of an additional commission clerk, some of the burden has now been removed from Lynne Birkett, to enable her to concentrate on the accounting function more fully. In addition PFL committed themselves on 9th July 2002 to the implementation of the first phase of a new bespoke system from Ascent Technology Limited, which the directors anticipate should reduce the time spent investigating individual transactions.

Accounting Procedures

Overview of Procedures

5.5 The management information and accounting systems are predominantly manual and rely heavily on key personnel and/or monitoring controls by senior management, resulting in a lack of segregation of duties and true monitoring controls.

5.6 The accounting package used is Sage version "Instant Accounting 1998". Postings onto the system have been incomplete of late, however timely internal reports have been produced. These reports are based on an internal spreadsheet model, which has been used for recording, forecasting and planning.

5.7 Whilst the systems have been adequate for PFL to date, significant growth in the future would be undermined by the limitations of the current procedures.

5.8 The management team have recognised this potential issue and are due to implement a new computer system which is intended to address the current system weaknesses, reduce repetition and facilitate timely and accurate management information.

5.9 In addition, a Sage upgrade is anticipated prior to flotation.

5.10 Further details of the key system processes are detailed below:

Income and expenditure

Moneybrain

5.11 Applications are received both from brokers and direct from the public.

5.12 Enquiry calls are logged but no data in respect of an application is entered into the accounting records until a signed application form is received.

5.13 Upon receipt of the application form, the client is logged onto PROGEN, the current mortgage business client management system, given a unique number and entered onto the excel spreadsheet which currently facilitates the control of Work In Progress. Fees can be recorded as agreed. Once the product is determined, the commission may be entered.

5.14 PROGEN is an underwriter driven database system, which enables the maintenance of a record of progress on each client to completion. We understand that this system has no report writing facilities.

5.15 Because of the limitations in the PROGEN system, the WIP spreadsheet is maintained by the underwriters and monitored by Stephen Keenan (Chief operating officer), who also maintains control over the processing of all transactions under offer.

5.16 Completed transactions are entered onto a "completion notice" from which the data is recorded onto the internal financial model and ultimately onto sage.

5.17 This includes an expected date of completion, which is also the date commission would be received, and broker details, for recording the commission payable.

5.18 Generally, fees are paid directly into the bank and commission is received by cheque.

5.19 The issues arising from this system are:

- The system is predominantly manual and subject to human error, omissions and duplication;

- There is duplication of work as key data has to be entered into both the PROGEN database and the WIP spreadsheet;

- Commission and fee information are, in practice, not always input on a timely basis;

- There is no restriction of access and/or amendment to the WIP spreadsheet;

- There is heavy reliance on the chief operating officer's review process;

- The chief operating officer also controls each client once under offer and rolls forward the data each period, thus undermining the effectiveness of his monitoring role.

These issues are to be addressed as follows:

- We have been informed that the implementation of Ascent will,, reduce the manual processes and eliminate the duplication of work as the system will produce a WIP report from the database information;

- The omission of commission and fee income is a by-product of the duplication issue, which should be eliminated when the data is fully integrated;

- Access controls will be introduced to provide better standing data control;

- The review process will become two-fold allowing the financial data review to provide a second monitoring control.

Solution Network

5.20 Broker driven applications may be received by post or on-line. Each on-line application should be accompanied by an illustration.

5.21 Each application is entered into the Solution Network database, an agency driven database on Microsoft Access.

5.22 This database produces a list of transactions in progress at a point in time, which is downloaded to excel to form the basis of the WIP report. This is sorted to enable exclusion of all "on risk" clients – identifiable on the basis that a completion date has been input, which comes from the brokers' notification that the client has gone on risk.

5.23 The insurance company will forward a weekly commission statement, against which a commissions clerk will check, calculate and record on the statement details of the broker, and the brokers commission.

5.24 This generates batch processing controlled input for both income and cost of income, which is posted by the commissions clerk and monitored by Lynne.Birkett.

5.25 Periodic but irregular spot checks of manual calculations for commission payable, and of client files for omitted on risk clients are performed.

5.26 The issues arising from this system are:

- The system is predominantly manual and subject to human error, omissions and duplication;

- The determination of a client being on-risk relies on the input on a timely basis of a completion date;

- There is no restriction of access and/or amendment to the database;

- On risk clients, whilst eliminated from WIP, do not go onto the trade debtors until cash is received, resulting in potential omission of income;

- A proportion of WIP is based on estimated income as actual commission levels are not are not always available for applications input by the brokers themselves. They have therefore to be calculated using the average commissions used for internal reporting purposes;

- Brokers commission is calculated manually which is both time-consuming and open to human error;

- PFL bears the risk of clawback costs, a risk that is increased for on-line applications where PFL has no contact with the client, although the risk is indemnified by the agent.

5.27 The potential for error will be reduced with the new system and access controls improved. The clawback risk is considered further in Section 5.

Payroll System

5.28 Staff are paid on either a weekly or monthly basis according to personal choice.

5.29 Employees who work for Solution Network or are general employees get paid a basic salary.

5.30 The sales manager for Solution Network is paid a percentage of income less overheads. The finance director due to the more complex nature of the pay structure calculates this.

5.31 Employees who work for Moneybrain or LoansUK are paid a basic salary plus commission.

5.32 Commission is based on the number of completions in a month - up to £20,000 of income generates commission at 2.0%; above this generates commission at 2.5%.

5.33 The employees produce timesheets detailing the number of hours worked. Overtime is paid at basic salary rates.

5.34 The financial consultant is paid according to visits made to potential clients instead of the usual commission rates. £50 is paid per visit where business is generated and £25 is paid per visit where no business is generated.

5.35 The chief operating officer and financial director check all the timesheets and completions on a weekly/monthly basis before they are passed through to the accounts department for the processing of wages.

5.36 Currently, the wages are calculated manually by the finance director.

5.37 Wages are then paid directly into the employee's bank account.

5.38 The issues arising from this system are:

- Only the chief operating officer approves the timesheets and completion lists for each employee. Currently, the director is under pressure to get business out of the door and therefore has little time to spend checking timesheets. However, we understand that the finance director completes a second check during the calculation process.

- The wages are calculated manually which may lead to errors.

Management intends to update the accounting system and include a payroll package. This should be in place by September 2002. Management is also investigating costs of outsourcing the payroll processing function.

Banking System

5.39 All bank receipts relating to Solution Network are paid directly into the Company's bank account by BACS.

5.40 Bank receipts relating to Moneybrain and LoansUK are split into two different types:

- fees from clients are paid directly into the bank;
- commissions received from lenders are paid by cheque.

5.41 All cheques received are passed through to the finance director who controls all the banking.

5.42 Purchase orders over £50 are raised and approved by the chief operating officer or finance director. The accounts department then files these orders.

5.43 Cheque runs are processed on a weekly basis. The commission clerk calculates the broker payments due once the commission has been received. This is then controlled by the Financial Director. Commission are then paid out two to three weeks later. The finance director always signs cheques out. If the director is away from the office no cheques will be signed until her return.

5.44 The finance director keeps daily bank reconciliations and cashflows.

5.45 The issues arising from this system are:

- The bank reconciliation is updated on a separate spreadsheet model – not on the accounting system;

- Purchase orders are very rarely completed and therefore there are no checks between what is ordered and received and controls over amounts involved.

The reason the accounting system is not utilised fully at present is the lack of time the finance director has had to keep the system up to date. However, essential controls have been maintained. An additional commissions clerk started on 15th July 2002 to take the majority of the commissions work off the finance director so she can concentrate on providing more comprehensive management information.

5.46 The purchase order system that is in place but not used correctly should be updated and implemented in full. Issues arising in this system are considered to be minor due to the low value and volume of transactions to which it relates and the close control of the Directors in the day to day running of the business.

5.47 Recommendations for improvements

As noted above, the accounting systems and controls, whilst adequate for the company to date, will require further improvement to cope with the forecast future growth. As a minimum we would recommend the following:

- Immediate posting of the transactions since 30th April 2002 onto the current Sage system;
- Consideration be given to outsourcing the payroll function;
- Monthly reconciliations of all key control accounts be produced and documented;
- WIP reports be produced and retained for the last day of each month;
- WIP reports and database standing data amendment be restricted, by password controls, to key authorised personnel;
- A more comprehensive system of data security be introduced including password protection procedures;
- As the company expands, the finance department will require strengthening. This will increase the need for more formalised procedures and enhance the segregation of duties aspects.
- The implementation of a fixed asset register.

New I.T. System

5.48 PFL have project managed the development of a new Group Database & Client Management system over the last twelve months. The management worked with Ascent Technology to provide a robust Client & Financial Management system.

The system is a Microsoft Windows system and Ascent Technology is a Microsoft Gold Partner. The current systems, while adequate for a smaller company have been stretched, and the 1st of a 3 stage development programme has been actioned, the implementation of which will take place in September following 4 weeks of training and testing.

This will bring together the three separate database systems that have evolved though the development of the Company. The growth that has occurred over the last six months requires the implementation of stages 2 and 3 at the earliest opportunity.

The three stages can be categorised as follows:

Stage 1. - Existing System Integration (Underway)
The integration of the three current database systems into one robust operating system, this should provide reporting information on all group activities from enquiry, business processing, completion, and remuneration.

Stage 2. - Financial Systems Integration
Ascent Technology develop their systems to enable the integration of Sage Accounting and are an authorised Sage reseller. The implementation of this system should provide the finance department with enhanced reporting and functionality. The current sage reporting system utilised by PFL will be upgraded and integrated to the Ascent System. This should enable management accounts and all reporting information to be provided systematically and live at time of reporting.

Stage 3. - Web Enablement.
Stage 1 and 2 will make available for view the PFL Client Management system over the Internet. This stage of development provides accessibility, by authorised parties, of the complete database system. Clients will be able to access the status of their mortgage, life assurance or loan application. Brokers will be able to access the status of their clients' mortgage, life assurance or loan applications. We understand that this system has been tested before the commitment to stage 1 was made.

It is the management's view that the implementation of the new system will increase the efficiency throughout all areas of the business, resulting in the ability to handle increased volumes of business in a more efficient manner than the Company has been able to in the past.

As these improvements have not yet been implemented we are unable to comment on the adequacy of this new system and all potential improvements are based on management claims only.

6. ACCOUNTING POLICIES

6.1 PFL accounting policies are included in Appendix B and are in accordance with applicable UK accounting standards.

6.2 Except as set out below PFL and its subsidiary companies accounting policies have been consistently applied for the last three periods for statutory purposes.

6.3 Changes in accounting policies have predominantly arisen due to the increasing system improvements.

6.4 In the period to 30th April 2000 the group operated manual accounting systems. Overheads relating to SML and PLL were apportioned in relation to turnover levels in the financial accounts for that period. The turnover split was ascertained at the period end. Work in progress was calculated as a percentage of post-period end sales (see below).

6.5 In the period ended 31st October 2000, a Sage accounting system was introduced. This facilitated the early identification and recording of the separate income streams and associated costs. Also introduced was a spreadsheet record of business transactions which facilitates the calculation of period end WIP.

Income Recognition

Accrued Income and Expenses

6.6 In the period to 30th April 2000, accrued income for work in progress was recognised as 66% of May income received and 33% of June income received. Accrued expenses were taken as 36% of accrued income.

6.7 In subsequent periods accrued income and expenses have been recognised as follows:

Moneybrain - Non-conformist mortgages and loans business – under offer.

These are transactions where an offer letter has been received. These are considered likely to complete in the month and are accrued at 80% of total expected income.

Non conformist mortgages and loans business – all other applications

These are transactions where the potential client has returned initial documents and are considered to be valid and viable transactions. These are recognised at 34% of total expected income.

The transactions are included in the sales ledger when completed.

Solution Network business – life assurance.

"On risk" transactions are completed transactions and hence excluded from work in progress. They are posted in the accounting records when monies are received. It is understood that there is a time lag of up to a month between a transaction being classed as on risk and the receipt of money. During this period, the income and associated cost of the transaction has not been recognised in the accounting records, the effect of which, whilst now adjusted is not considered to be material.

The remaining business in process at the period end is accrued at 85% of income. The cost of sales accrual represents 80% of this.

6.8 Other significant accounting policies are set out below:

Provisioning

6.9 No provision is made for potential clawback of income in PFL financial records.

6.10 We have been informed that there is no clawback potential on the mortgage and loan business. High-risk clients taking life assurance for their mortgage and loan transaction have the claw back period premiums rolled up into the loan and the premiums are paid in advance.

6.11 For other life assurance business, claw backs can occur up to 4 years after the transaction. PFL would look to recover the relevant proportion of this liability from the introducer under the agreements in place, leaving a 10% to 20% cost to the Company. The ability to recover from the introducer, however, is dependent on his solvency and accessibility. Management are confident that the quality of their brokers, the terms of their agency agreements and their referencing procedures for new brokers are sufficient to minimise the risk of loss due to claw back.

6.12 In addition, we have been informed that some providers give bonus commission on policies that continue in force after a defined period, often the claw back period.

6.13 Management considers any potential PFL loss due to the clawback of income would be offset by future bonus income on life assurance business. No clawback provision is therefore made (see 3.94)

Depreciation

6.14 Depreciation is provided as follows:

Website costs	- 25% reducing balance
Computer equipment	- 15% reducing balance
Fixtures and fittings	- 15% reducing balance

6.15 It is considered more appropriate for Website costs and computer equipment to be written off on a straight- line basis, but the effect of this on the financial results would not be significant.

Advertising

6.16 Advertising is recognised, prudently, in the period incurred. There is no prepayment in respect of future periods.

Consolidation

6.17 Historically, PFL has not produced group accounts as it has taken the exemption available under Section 248 of the Companies Act for small groups.

6.18 A consolidation has therefore been prepared for the purposes of this report and for the short form report.

6.19 On consolidation, goodwill of £7,527 arose on the purchase of Prestbury Mortgage Services Limited and negative goodwill of £9,881 arose on the purchase of PIL. The negative goodwill was written off in the year of acquisition. PMSL was dormant at the time of acquisition and struck off in the following accounting period, therefore the positive goodwill was also written off in the period.

Comparison to industry

6.20 A review of the accounting policies of key competitors in the industry does not indicate significant policy disparity.

6.21 PFL makes no provision for clawback, on the basis that the Directors consider that the amounts involved are not material. (see 3.94).

Turnover recognition is generally based upon receipt or acceptance by the insurance companies. However, within the industry there is some recognition of potential income on transactions not complete although this is at the more aggressive end of the spectrum. The policy is designed to address the matching concept and recognise the income generated from the staff costs, packaging of the product and advertising incurred to date, based on an estimate of conversion levels. The directors consider that accounting for income on a receivable basis more accurately reflects the business activity during the respective accounting periods

6.22 The effect on the historic results of using the less aggressive income recognition policy and only recognising the commission when received (life assurance) or under offer (mortgage and loans) would be:

Table 6.1
Revised results based on income recognition on receipts/ under offer stage

	Year to 30th April 2000	18m to 31st October 2001	6m to 30th April 2002
	£000	£000	£000
Turnover	1,055	1,548	832
Cost of sales	450	597	473
Gross profit	605 57.3%	951 61.4%	459 43.1%
Profit /(loss) before tax	14	(44)	(11)
Net pre tax effect on results	(67)	(39)	(97)

7. HISTORICAL PROFIT AND LOSS ACCOUNT

Trading results for the periods from 1 May 1999 to 30 April 2002

7.1 Set out below is a summary of the historical profit and loss accounts for the period 1 May 1999 to 30 April 2002:

Table 7.1
Historical consolidated profit and loss account

	Year to 30th April 2000	18m to 31st October 2001	6m to 30th April 2002
	£000	£000	£000
Turnover	1,159	1,716	1,178
Cost of sales	487	726	722
Gross profit	672 58.0%	990 57.7%	456 38.7%
Administrative expenses	584	985	368
Operating profit	87	5	88
Interest payable	6	9	2
Profit/(loss) before tax	81	(4)	86
Taxation	14	45	29
Profit/(loss) after tax	67	(49)	57
Dividends	64	-	-
Retained profit/(loss)	3	(49)	57
Profit/(loss)brought forward	-	3	(46)
Profit /(loss)carried forward	3	(46)	11

Source: Statutory and management accounts

7.2 The historic results to the period 31st October 2001 are aggregations of PFL and its subsidiary companies financial statements. On 30th June 2001, the net assets and trade of each subsidiary were hived up into PFL and the results for the ensuing periods are now included in the financial statements of PFL.

7.3 A summary of the results by statutory company is given below:

Table 7.2
Summary of results by company

	Turnover	Gross profit	GP%
Period to 30th April 2000	£	£	£
PFL	-	-	-
PIL	55	36	65.5
SML	334	220	65.9
PLL	770	416	54.0
	1,159	**672**	**58.0**
18m to 31st October 2001			
PFL	724	419	57.9
PIL	102	81	79.4
SML	89	30	33.7
PLL	801	460	57.4
	1,716	**990**	**57.7**

Source: Statutory and management accounts

7.4 PIL principal activity was that of regulated IFA business and dealt with the regulated life assurance and high street mortgage business. This activity was loss making due to the high overheads and compliance costs incurred and this activity ceased on 30th June 2001.

7.5 PLL historically has dealt with the loan business and I Group mortgages. Traditionally commission is split 60: 40 between PLL and the introducers respectively.

7.6 SML principal activity was the provision of mortgage services, both specialist and conventional. Commission historically has been split 60:40 with the introducers. The introduction of Solutions Network in April 2001 to facilitate the provision of predominantly non-conforming mortgages via Moneybrain has resulted in the reduction in the margin. Solutions Network allows brokers dealing with the conventional mortgage business to access the providers' packages on line and no commission is taken by the company. The benefit to the company is the access to increased life assurance business with lower processing costs.

Turnover

7.7 The aggregated turnover levels have been consistent, on an annualised basis for the periods ended 30th April 2000 and 31st October 2001. Turnover levels in the six-month to April 2002 demonstrate significant growth which we have been informed reflects the success of Solution Network and Moneybrain.

7.8 The table below reflects a comparison of Solution Network income (based on amounts posted to Sage and management information) against applications (based on an average Solution Network value per transaction of £700) which demonstrate the growth profile and future growth based on applications growth.


Applications and income trend
£000's
400
300
200
100
0
Jan
Feb
March
April
May
June
July*
Month (2002)
Applications
Income


Number of applications by month
Number
600
500
400
300
200
100
0
Jan
Feb
March
April
May
June
July
Month (2002)

7.9 An analysis of the trading results for the 6 months to 30th April 2002 is given below:

Table 7.3
Analysis of trading results for the 6m ended 30th April 2002

	Moneybrain	Solution Network	Total
	£	£	£
Turnover	512	666	1,178
Direct costs	195	527	722
Gross profit	317	139	456
GP%	61.9%	20.9%	38.7%

Source: Management information

7.10 Solutions network deals with the life assurance and conventional mortgage trade. Commission on life products is based on LAUTRO terms with agreed uplifts from the providers. Commissions paid are based on the following:

- Fully electronic business via Norwich Union (NU), Legal and General (L & G) and Friends Provident (FP) obtain commission of 90% of commission earned by the company.
- Postal business or an introducer providing at least £2,000 per month of trade obtains commission of 85% of the commission earned by the company.
- Other introducers receive 80% of the commission earned by the company.

7.11 Moneybrain deals with the non-conformist mortgage and the loan business. It also introduces life business to Solution network. Commission earned is based on a percentage of the loan value – typically, but not exclusively ranging from 1% to 4%, of which 40% is paid to the introducer. In addition, we have been informed that certain transactions will attract an additional fee; typically 1% of loan and 50% of this is retained.

Overheads

7.12 The Group incurs three main types of costs, staff costs, direct transaction costs such as valuation and reference fees, and indirect costs such as rent and depreciation.

7.13 PIL costs have always been separately recorded and identified in accordance with its regulated status. Therefore all costs both direct and indirect are specific to that trade.

7.14 For the remaining companies, in the 18months to 31st October 2001 accounts costs were allocated pro-rata to turnover levels after deducting a proportion for inclusion in PFL.

7.15 Aggregated costs for the periods under review were as follows:

Table 7.4
Summary of overheads

	Actual	Actual	Actual
	Period to 30th April 2000	18m to 31st October 2001	6m to 30th April 2002
	£000	£000	£000
Staff costs	247	385	128
Motor and travel expenses	96	145	50
Rent	49	84	36
Valuation and reference costs	31	63	26
Telephone, post and stationery	66	92	30
Professional fees	14	38	16
Advertising	48	94	42
Depreciation	3	23	15
Other	24	61	25
Total overheads	578	985	368

Source: Statutory and management accounts

Staff Costs

7.16 Staff costs account for 37% to 42% of total overheads and in the periods to 31st October 2001 represented 21-22% of turnover. The implementation of Solution Network has enabled PFL to generate equivalent turnover with significantly lower staff costs, by using less experienced and lower qualified levels of staff.

Motor and Travel Costs

7.17 These represent the travel costs and reimbursement of motor expense incurred in client visits. The levels have remained consistent during the period under review.

Rental Costs

7.18 PFL originally operated from premises in Manchester, which cost £23,434.50 per annum. The company moved to Macclesfield in July 2001, paying £7,500 p.a. for this site, whilst still liable under the Manchester lease. During the last six months further premises costing £15,000 p.a. in Macclesfield were rented.

Valuation and Reference Fees

7.19 This includes the costs of the valuation fees for mortgage applications which are not recovered from the client.

Telephone, Postage and Stationery

7.20 As PFL business becomes increasingly more electronic, paper products decrease and E-mail and telephone charge levels increase. Combined these costs remain consistent period on period pro rata basis.

Professional Fees

7.21 These include legal fees, audit costs and accountancy charges. Also included are costs relating to an aborted funding proposal in 2001.

7.22 Advertising spend continues to increase as PFL look to continue to raise market awareness of Solution Network and Moneybrain.

Depreciation

7.23 The capitalisation of Web site costs which were depreciated at 25% reducing balance from date of implementation is the principal depreciation cost.

Other Costs

7.24 Other costs include professional indemnity fees, which have increased due to the Solution Network activity.

Goodwill

7.25 On consolidation, goodwill of £7,527 arose on the purchase of Prestbury Mortgage Services Limited and negative goodwill of £9,881 arose on the purchase of PIL. The negative goodwill was written off in the year of acquisition. PMSL was dormant at the time of acquisition and struck off in the following accounting period, therefore the positive goodwill was also written off in the period.

8. ASSETS AND LIABILITIES

Summary Historical Consolidated Balance Sheets

8.1 The table below summarises the Group's consolidated balance sheets as at 30th April 2000, 31st October 2001 and 30th April 2002:

Table 8.1
Historical consolidated balance sheets.

	30th April 2000	31st October 2001	30th April 2002
	£000	£000	£000
Fixed assets			
Tangible assets	15	122	115
Intangible assets	20	-	
	35	122	115
Current assets			
Debtors	204	355	840
Cash	2	-	-
	206	355	840
Creditors due within one year	238	496	917
Net current liabilities	(32)	(141)	(77)
Total assets less current liabilities	3	(19)	38
Creditors due after one year	-	23	13
Provisions for liabilities and charges		4	14
Net assets	3	(46)	11
Capital and reserves			
Share capital	-	-	-
Profit and loss account	3	(46)	11
	3	(46)	11

Source: Statutory and management accounts

Tangible fixed assets

8.2 **Table 8.2**

Summary of movements in tangible fixed assets

	30th April 2000	31st October 2001	30th April 2002
	£000	£000	£000
Website costs			
Cost b/f	-	-	128
Transfer from intangible assets		90	
Additions	-	38	2
	-	128	130
Depreciation b/f	-	-	19
Transfer from intangible assets	-	12	-
Charge for period	-	7	14
At end of period	-	19	33
Net book value	-	109	97
Fixtures and fittings			
Cost b/f	-	10	11
Additions	10	1	4
	10	11	15
Depreciation b/f	-	1	3
Charge for period	1	2	1
At end of period	1	3	4
Net book value	9	8	11
Computer costs			
Cost b/f	-	6	6
Additions	6		4
Disposals	-	-	(1)
	6	6	9
Depreciation b/f	-	-	1
Charge for period	-	1	1
At end of period	-	1	2
Net book value	6	5	7
Total net book value	15	122	115

Website Costs

8.3 Website costs consist principally of a proportion of salary costs of the Chief Executive, the I.T. director, the sales and promotions manager and the creative director, plus direct costs such as the cost of the Moneybrain domain name and consultancy costs. The proportion is based on the estimated time spent on the set up of the web sites and has been capitalised in accordance with the requirements of UITF 29.

8.4 Depreciation has been applied at 25% reducing balance from the date it was considered that each web site became live.

8.5 **Table 8.3**
Analysis of website costs

At 30th April 2002	Cost	Net book value	Depreciation commencement date
	£	£	
Moneybrain	22,326	14,436	May 2000
Solution Network	69,750	58,610	March 2001
Loans UK	36,000	23,957	November 2001
Total	128,076	97,003	

Source: Statutory and management accounts

Note £89, 750 of website costs were originally capitalised as intangible fixed assets. This cost was transferred to tangible fixed assets at 30th June 2001.

Other Tangible Fixed Assets

8.6 Fixtures and fittings principally consist of costs of office fittings and fixtures such as carpets, chairs, signs etc. Computer equipment includes various hardware costs. Both categories of assets are depreciated at 15% reducing balance.

Intangible Fixed Assets

8.7 The intangible assets included in the balance sheet at 30th April 2000 consisted of costs of website development which were subsequently transferred to tangible fixed assets in the period ended 31st October 2001.

Debtors

8.8 A breakdown of debtors is given below:

Table 8.4
Analysis of Debtors

	Period to 30th April 2000	18m to 31st October 2001	6m to 30th April 2002
	£000	£000	£000
Trade debtors	43	34	75
Prepayments and accrued income	114	272	620
Directors' current accounts	47	45	141
Other debtors	-	4	4
Total	204	355	840

Trade Debtors

8.9 Trade debtors are recognised at the point that mortgage and loan business is completed. Life assurance business is posted into the trade debtors system upon receipt and hence is immediately recovered. Any transactions in process at the period ends are accrued and included in prepayments and accrued income.

8.10 **Table 8.5**
Analysis of trade debtors

	Period to 30th April 2000	18m to 31st October 2001	6m to 30th April 2002
	£000	£000	£000
Balance per Sage listing (*)	42	47	94
Unallocated cash	-	(15)	(17)
Late adjustments	1		
Unknown difference	-	2	(2)
Total trade debtors	43	34	75
Debtors days (debtors/sales x no. days)	14	11	11

Source: Statutory and management accounts and management information

(*) Note in the period ended 30th April 2000 the group financial information was generated from manual records. The implementation of the Sage system occurred during the period ended 31st October 2000.

8.11 unallocated cash principally represents receipts from a provider about which PFL has no information. We have been informed that this generally occurs on the failure of a broker generating income via the Solution Network process to forward the required documentation. We have been informed that such items are now posted into a separate account on the Sage ledger.

8.12 Debtors' days appear consistent over the period and suggests that cash collection period for completed transactions averages to two weeks maximum.

The trade debtors listing at 30th April 2002 requires a tidy up exercise as a number of accounts have credit balances posted to them where as the debit has been posted to another account in the ledger. In addition telegraphic transfer costs deducted from receipts by solicitors at £23.50 per transaction have not been transferred to the profit and loss account. At an estimated maximum of 30 per month for the six months' period to 30th April 2002 this is not significant.

8.13 PFL has no bad debt provision policy. In light of the prudent income recognition policy (see Section 6), it is not considered necessary to make a provision.

8.14 Prepayments and accrued income

Table 8.6

Analysis of prepayments and accrued income

	Period to 30th April 2000	18m to 31st October 2001	6m to 30th April 2002
	£000	£000	£000
Accrued income	104	272	618
Other prepayments	10	-	2
Total	114	272	620
Accrued income/sales x no. days	33	87	96

Source: Statutory and management accounts and management information

Accrued Income

8.15 Accrued income at 30th April 2000 was calculated at 66% of May pending offered and paid business and 33% of June pending offered and paid business.

8.16 Accrued income at 31st October 2001 and 30th April 2002 is based on the following:

Non-conformist mortgages and loans business – under offer.

These are transactions where an offer letter has been received.
These are considered likely to complete in the month and are accrued at 80% of total expected commission income receivable.

Non conformist mortgages and loans business – all other applications

These are transactions where the potential client has returned initial documents and are considered to be valid and viable transactions
These are recognised at 34% of total expected commission income receivable.

We have been informed that there is no clawback potential on this business.

Life assurance and conventional mortgage business.

On risk transactions are completed transactions and hence included in the trade debtors ledger.

The remaining business in process at the period end is accrued at 85% of income. The cost of sales accrual represents 80% of this. This is the minimum commission payable, however the gross margin on Solution Network business (see 7.9) supports the 80% average.

Clawback can occur up to 4 years after the transaction. As noted in Section 5, no provision is made for potential clawback of income in PFL financial records.

Prepayments

This consists principally of prepaid overhead costs

Directors' current accounts

This represents amounts due from Lee Birkett and Stephen Keenan. They increased in the period to 30th April 2002, as the directors did not take any remuneration instead drawing cash to cover living expenses as needed. Other costs included in the accounts include costs paid by PFL in respect of Moviestar and Evergreen, both personal business interests of Lee Birkett and other personal costs incurred on behalf of the directors. Arrangements are taking place to enable these balances to be repaid prior to the issue of the prospectus. Lee Birkett has confirmed that he has no involvement in the day to day running of either of these businesses.

Creditors

8.17 The table below gives a breakdown of creditors.

Table 8.7
Creditors

	Period to 30th April 2000	18m to 31st October 2001	6m to 30th April 2002
	£'000	£000	£000
Bank account	53	5	44
Bank loan - secured		22	22
Trade creditors	47	102	164
Social security and other taxes	69	148	154
Accrued expenses	44	175	470
Taxation	14	44	63
Directors loan	11	-	-
Total creditors	238	496	917
Due after one year			
Bank loan – secured	-	23	13

8.18 Movements in cash and bank balances are considered in Chapter 9.

8.19 The secured loan consists of a £46,750 loan from National Westminster Bank plc taken at September 2001 repayable over 30 months. It is secured by an unscheduled mortgage debenture incorporating a fixed and floating charge over the assets of the group and subject to a personal guarantee by L J Birkett and S J Keenan of £50,000.

8.20 **Trade creditors**

Table 8.8

Analysis of trade creditors

	Period to 30th April 2000	18m to 31st October 2001	6m to 30th April 2002
	£000	£000	£000
Balance per Sage listing (*)	45	102	168
Other	2	-	(4)
Total	47	102	164

Source: Statutory and management accounts and management information

(*) Note in the period ended 30th April 2000 that the group financial information was generated from manual records.

8.21 Trade creditors consist of amounts due to brokers and overhead suppliers.

8.22 We understand that, upon the implementation of Solution Network to 31st October 2001, 15% of all commission due to the brokers was retained by PFL in order to cover potential clawbacks. This retention is repayable in the thirteenth month following the transaction.

Social Security and Other Taxes

8.23 The social security balance represents PFL liability for the period ended 31st October 2002 of £16k and in respect of the months January 2002 to April 2002 plus estimated outstanding liabilities in respect of its subsidiaries. This issue is detailed further in Section 10.

Accrued expenses

Table 8.9
Analysis of accrued expenses

	Period to 30th April 2000	18m to 31st October 2001	6m to 30th April 2002
	£000	£000	£000
Accrued work in progress	37	166	415
Accrued costs/ accrued expenses	35.6%	61.03 %	67.1%
Advertising	-	-	36
Other accrued cost	7	9	19
Total overheads	44	175	470

Source: Statutory and management accounts and management information

8.24 The percentage of accrued costs to accrued income has increased. 2001's ratio appears reasonable given the 40% or 75% brokers commission previously given. From April 2001, with the advent of Solution Network the cost of life assurance sales has increased to between 80% and 90% thus increasing the above ratios.

8.25 The ratio should move in line with margin changes subject to mix of business outstanding at the period end.

Taxation

8.26 Taxation is dealt with in Section 10 of this report.

9. MONTHLY TRADING CASHFLOW AND BALANCE SHEET FORECASTS FOR THE 18 MONTHS ENDED 31st OCTOBER 2003

Review of Forecasts

Trading Profit and Loss

9.1 In summary, the base forecasts have been prepared on the fundamental assumption that commissions receivable will grow at a huge rate:

Year ended 31 October	2002 £'000	2003 £'000
Commissions Receivable	3,126	10,209
Gross profit %	36%	30%

9.2 This growth in income is based on the increasing awareness of existing and new members of the services offered by Prestbury via the Internet. As the Group is at the forefront of e-commerce in their field and can also offer non-conforming loans and mortgages, the management feel that the growth potential is huge, as illustrated above.

9.3 The gross margin is expected to fall over the 18 month plan because growth in Solution Network is forecast to be more rapid than that in Moneybrain and Loans UK. The margin on Solution Network sales is much lower than that on Moneybrain and Loans UK and so as these commissions begin to form a larger proportion of the total, the overall margin falls.

9.4 As the commissions paid out to brokers on the various services provided are based on structured percentages, the gross margin only varies with changes in the sales mix. In the past there has been more Solution Network revenue than Moneybrain and Loans UK which is the reason for the lower margin prior to May 2002. This is where Moneybrain and Loans UK commissions start to build up.

9.5 The gross margin in May 2002 looks high in the forecasts because income from the Group's advertising begins which has no cost of sales against it.

Overheads

9.6 In terms of overheads the main cost is the wages and salaries each month. Staff levels are expected to rise from 22 at the outset to 55 by October 2003. Consequently there are high recruitment fees throughout the plan.

9.7 In addition, as staff are employed, there will also be an estimated £1,000 per head incurred on software licences, which affects the computer costs shown in the forecasts.

9.8 Advertising and promotional costs form a large part of the total overheads. For the Group to achieve the forecast sales this level of advertising will be necessary. Included in this expense are mailshots, which will be sent out every month to names on the database being bought. Also, fees will be incurred for the Group to be placed on search engines on the Internet. Advertising is also placed in the press regularly.

Assumptions

9.9 Subject to the limitations noted below, the assumptions used in the financial projections are appropriate based on the information available to us when compiling the report. These assumptions are contained in Appendix H.

9.10 The main factor influencing the forecasts is the expected rise in income as customers become increasingly aware of what services the company offers through its high level of advertising and promotion.

9.11 The forecast commissions receivable are aggressive compared to historical levels however the management feel sure that these levels are attainable based on their knowledge and experience in the industry. The directors believe that there is vast potential to exploit in the market and that by being ahead of its competitors the Group will enjoy rapid growth.

9.12 Due to the fact that the Group will be undergoing changes, which it has not experienced in the past, it is difficult to substantiate the growth rates applied to broker income. In addition, new levels of advertising are expected to increase turnover at a given rate, as is the White Label venture and again, there is little information to substantiate the predictions other than management's opinions.

9.13 The underlying assumptions regarding the cost of sales are considered to be reasonable as they are based on actual percentages of commissions that are sacrificed. These rates apply in practice and are therefore used in the forecasts.

9.14 Overheads are generally based on factual information and known costs and appear reasonable in light of the information available.

9.15 In terms of the balance sheet, there are no assumptions which do not appear to be in line with the accounting policies of the Group. Debtor days and creditor days are based on historical averages and accrued income has been calculated in light of historical average turnaround times on a transaction.

Balance Sheets Pre and Post Flotation

9.16 Although the balance sheet at 1st May 2002 does not show a significantly strong position, the Group is trading well from it. There are very few tangible fixed assets and the bulk of the total fixed assets balance is made up of website costs which have been capitalised.

9.17 Included in debtors is an overdrawn directors' loan account which is expected to be repaid in August 2002.

9.18 Trade debtors are low due to the fact that they principally only relate to Moneybrain and Loans UK. Solution Network generally receive monies on completion Moneybrain and Loans UK debtors pay within 4 weeks on average, therefore trade debtors are not significant.

9.19 The main element of debtors and prepayments is the accrued income/Work In Progress. Whilst a transaction is ongoing and may be under offer, or at least underway, a percentage is recognised in accrued income.

9.20 By the same token, the related costs are accrued in the commissions accrual which forms the bulk of total creditors.

Trade creditors are fairly low and there is no single significant balance within the total. Payment terms are generally 30 days except for commissions to brokers which are paid as soon as money is received by the Group.

9.21 The Group has little debt. The opening balance sheet shows an overdraft of approximately £40,000, although this is the cash book balance after unpresented items whereas the overdraft limit at that time was £5,000. A loan of approximately £35,000 which was hived up from SML in June 2000 is also on the opening balance sheet.

Following the flotation, the balance sheet shows the increase in share capital and the bank balance increasing from the cash raised.

Sensitivities

9.22 The Working Capital report considers two separate sensitivities as follows:

- Solution Network sales are growing slower by reducing the increase in number of active brokers from 20% in the first 6 months and 10% thereafter to just 5% throughout.

  Moneybrain and Loans UK sales growth is reduced by assuming that sales managers only make 2 visits to brokers per day instead of 4.

- Solution Network sales are grown slower by reducing the increase in number of active brokers from 20% in the first 6 months and 10% thereafter to just 7½% throughout.

  Moneybrain and Loans UK sales growth is reduced by assuming that sales managers only make 3 visits to brokers per day instead of 4.

9.23 In both such circumstances, there will be sufficient capacity with the existing premises in Macclesfield and Manchester to house the requisite staff, and no move will be necessary.

9.24 In addition, a further two sensitivities were considered as follows:

- Subscription levels for shares upon flotation reach £250,000 only, not the £1,000,000 currently forecast. This would result in the Group reducing advertising, recruitment and capital expenditure. This would enable the Group to maintain the bank balance within its current facility of £100,000 with a maximum overdraft of £73,599 in November 2002.

- Advertising and certain initial costs are incurred in order to generate growth but the anticipated growth is not achieved. This has a small effect on the forecast results for the six months to 31st October 2002 but a significant effect on the period to 31st October 2003 with turnover forecasted falling by in excess of £7 million, profit before taxation falling to a loss of £235,000 and the bank balance returning to overdraft position, despite the capital introduced, by June 2003.

Future Borrowing Requirements and Gearing

9.25 The cash balance under the base and sensitised forecasts are as follows:

	31st October 2002	31st October 2003
	£'000	£'000
Base Forecasts	400	495
Sensitised Case 1	391	179
Sensitised Case 2	388	339
Sensitised Case 3	(50)	122
Sensitised Case 4	397	(79)

Under the base case, there are no borrowing requirements anticipated during the forecast period and gearing will be very low if not non-existent following the flotation.

Intra Month Matters

9.26 Due to the nature of the business, monthly sales of Moneybrain and Loans UK can be fairly erratic, and it is not possible to predict such fluctuations, although over the course of a year it is possible to anticipate over all growth. The turnaround times on each transaction are beyond the control of Prestbury Holdings Limited, to a certain extent, whilst they are in the hands of the product provider. Therefore, this causes the monthly fluctuations.

9.27 However, there will always be a large flow of transactions in progress at any one point in time, none of which are significant in themselves or relied upon more than another. Therefore, despite the completion and turnaround of transactions being partially beyond the control of the Group, the volume of deals underway at any point is such that there will always be completions occurring on an ongoing basis.

9.28 From month to month, there should be a positive cash position as payments of commissions to brokers are only made once payment has been received by the Group subject to the level of overheads and any other one off payments.

9.29 Consequently, unless there are any unexpected one off costs, it is unlikely that the Group's borrowing requirements will be seriously affected.

Borrowing Facilities

9.30 Currently the Group has an overdraft facility of £100,000 with the Bank of Scotland and a loan held with the National Westminster Bank plc.

9.31 The Bank of Scotland confirmed at 31st July 2002 that they had no reason to believe that the present facility would not be extended from the present expiry date until the 31st October 2003. National Westminster confirmed that, subject to the Group continuing to comply with the terms of the loan, they had no reason to believe that the facility would not be available throughout the period under review.

10. TAXATION

Introduction

10.1 The following companies were part of the group formed on 22nd April 1999 by virtue of a share exchange:

Prestbury Holdings Limited
The holding company was incorporated on 21st April 1999 and commenced to trade on 1st March 2001.

Solution Mortgages Limited
The company was incorporated on 8th December 1998 and commenced trading on 1st March 1999. It ceased to trade on 30th June 2001.

Prestbury Independent Limited
The company was incorporated on 26th July 1996 and commenced trading on 25th February 1998. It changed its name from Prestbury Finance Limited on 26th January 1999. It ceased to trade on 30th June 2001

Prestbury Mortgage Services Limited
The company was incorporated on 26th July 1996 and commenced to trade on that date. It ceased to trade on 30th April 1999.

A further company, Prestbury Loans Limited, was incorporated on 21st April 1999 and commenced to trade from that date. It was a wholly owned subsidiary of Prestbury Holdings Limited from the date of incorporation. It ceased to trade on 30th June 2001.

Corporation Tax

Solution Mortgages Limited

10.2 Corporation tax computations up to 30th April 2000 have been agreed with Stockport Hillgate tax office under reference 682/68638/06996.

10.3 Although all the tax has been paid there is interest outstanding of £256.24 for the period ending 29th February 2000.

10.4 No accounts have been submitted to the Inland Revenue for periods since 30th April 2000. The Directors are in the process of agreeing outstanding liabilities of PAYE with the Inland Revenue after which it is the intention to strike off the company.

Prestbury Independent Limited

10.5 Corporation tax computations up to 30th April 2000 have been agreed with Stockport Hillgate tax office under reference 682/14024/11849.

10.6 All corporation tax liabilities up to that date have been paid.

No accounts have been submitted to the Inland Revenue for periods since 30th April 2000. The Directors are in the process of agreeing outstanding liabilities of PAYE with the Inland Revenue after which it is the intention to strike off the company.

Prestbury Loans Limited

10.7 Corporation tax computations up to 30th April 2000 have been agreed with Stockport Hillgate tax office under reference 682/66931/00770.

10.8 There is an outstanding corporation tax liability for the year ended 20th April 2000 of £1,365.60 plus interest up to 9th July 2002 of £229.61.

No accounts have been submitted to the Inland Revenue for periods since 30th April 2000. The Directors are in the process of agreeing outstanding liabilities of PAYE with the Inland Revenue after which it is the intention to strike off the company.

Prestbury Mortgage Services Limited

10.9 On cessation of trade on 30th April 1999, the loss of £6,653 was transferred to Solution Mortgages Limited under S343 ICTA 1988, as all the liabilities and assets were transferred to that company. This action was agreed by the Inland Revenue at Stockport Hillgate under reference 685/84381/28247.

Prestbury Holdings Limited

10.10 The tax computations for the period 1st March 2001 to 31st October 2001 have not yet been submitted to the Inland Revenue. They will be submitted to Stockport Hillgate tax office under reference 682/39960/16698.

10.11 The net tax due for the period to 31st October 2001 is £44,338.29 and this is due for payment on 1st August 2002. The provisional tax due in respect of the period ended 30th April 2002 is £18,702.11.

VAT

10.12 Prestbury Holdings Limited, the only company which is currently trading, is not registered for VAT as its sales are exempt.

PAYE

10.13 The directors are aware that there are outstanding PAYE liabilities. On 20th August 2002 the company paid the amount agreed with the Inland Revenue to clear the outstanding 1999/2000 liabilities.

Other

10.14 The directors utilise their own cars for business purposes. All expenses relating to these vehicles, whether private or business, are paid by the company. Any benefit or National Insurance charge arising from this practice has not yet been calculated or declared to the Inland Revenue. Whilst it is likely that a liability exists the amount is not considered to be material.

Summary

10.15 The company has experienced difficulties in cash flow in the past but is now endeavouring to agree and clear all its outstanding tax liabilities.

11. OTHER MATTERS

Intellectual Property

11.1 The Company holds 'Moneybrain' as a registered trademark. This was first applied for on 30th January 2001.

11.2 The Company also holds several domain names from which it trades over the internet:

- www.moneybrain.com
- www.solutionnetwork.co.uk
- www.loansuk.co.uk

These domain names are renewable on a 2-yearly basis.

Current, pending or threatened litigation or legal proceedings

11.3 The management have confirmed that they are not aware of any current, pending or threatened litigation or legal proceedings against the Group.

Key Insurance Policies

11.4 The Company has two separate insurance policies, covering general business insurance and professional indemnity. These policies, brief descriptions of coverage, terms, limits and insured values (where applicable) are listed below:

General Business Insurance

Policy: Royal & Sun Alliance, Office insurance
Holder: Prestbury Holdings Limited t/a Solution Network

Coverage	Description	Renewal/ Expiry Date	Sum Insured
Contents	Contents of buildings	8/08/03	£8,050
	Transparencies	8/08/03	£10,000
	Deeds and documents	8/08/03	£50,000
Computer	Computer Hardware & software	8/08/03	£17,250
	System records	8/08/03	£10,000
	Additional cost of working	8/08/03	£50,000
	Misuse/contamination of systems	8/08/03	£100,000
Business Interruption	Loss due to business interruption	8/08/03	£50,000
	Outstanding debit balances	8/08/03	£50,000
Legal defence		8/08/03	£250,000
Public Liability	Liability for loss, damage, death, injury, illness, disease	8/08/03	£2,000,000
Employers Liability	Liability to employees (death, injury, disease)	8/08/03	£10,000,000

Note that this insurance policy commenced at 8th August 2002, the previous one was renewable in May. We have been informed, but not confirmed, that the company continued to be insured for the period between these dates with the former insurers.

Professional Indemnity

Policy: QBE International Insurance Limited, Professional Indemnity Insurance – Term Life Brokers

Holder: Prestbury Holdings Limited

Coverage	Expiry date	Premium	Limitations	Deductible	Excess
Professional Indemnity:					
Insurance brokers	19/2/03	£16,800	£2,000,000	N/A	£10,000 per claim

Policy: St Paul International Insurance Co Limited
Holder: Prestbury Holdings Limited

Coverage	Expiry date	Premium	Limitations	Deductible	Excess
Professional Indemnity:					
Mortgage Code Insurance	19/2/03	£3,284	£3,000,000	£1,500 per claim	N/A

11.5 There are no outstanding or potential claims.

Regulatory Requirements or Inspections

11.6 As PFL mainly trades in the non-regulated sector of the financial services industry there are very few regulations with which the Company has to comply.

Capital Commitments

11.7 On 9th July 2002, the Company entered into three new hire purchase agreements for the supply of software and licences from Ascent Technology Limited. As noted at Section 5 .48, this is the implementation of phase I of the three-phase plan to update the technology and systems of the Company. Details of the contracts are as follows:

Equipment hired	Monthly rentals (excluding VAT)	No. of months
1 x CRM Sage Ascent Software 5 Modules *1 x Ascent Sage Server Licence (incl. 5 client licences)* *1 x Installation & configuration*	1 x £1038.90 followed by monthly payments of £346.30	34
1 x Software comprising: Data Dictionary, Forms Designer, Entity Builder, Visual Basic Applications, Ascent Software *1 x Server Licence (incl. 15 client licences)* *1 x Installation & configuration*	1 x £1038.90 followed by monthly payments of £346.30	34
1 x Software comprising: Opportunity Management, Forecasting & Performance Analysis, Sales Qualification, Quotation Management, Marketing Campaign Management *1 x Professional Services & Installation*	1 x £1558.38 followed by monthly payments of £519.45	34

Contingent liabilities or off balance sheet arrangements

11.8 There appears to be no contingent liabilities, with the exception of potential clawbacks, or off balance sheet arrangements according to management

Material contracts other than in the normal course of business

11.9 After discussion with management there appears to be no material contracts other than in the normal course of business.

Transactions not in the ordinary course of business or with related parties

11.10 At 30th April 2002, the Company was owed £140,630 by the directors, Lee Birkett and Stephen Keenan. The loan has arisen as the directors have not taken any remuneration over the last two years and have therefore drawn their living expenses out of the company. Also, funds have been withdrawn to support Moviestar and Evergreen, two businesses owned by Lee Birkett.

11.11 The directors loans have been repaid.

GLOSSARY OF TERMS

Throughout this Business Plan the following abbreviations have been used:

ABI"	Association of British Insurers.
"B_2B"	Business to Business
"B_2C"	Business to Consumer
"Capex"	Capital expenditure
"the Company"/"the Business"/"PFL"	Prestbury Financial Limited (formerly Prestbury Holdings Limited) and its subsidiary companies
"CV"	Curriculum vitae
"EBIT"	Earnings before interest and tax
"EBITDA"	Earnings before interest, tax, depreciation and amortisation
"EIS"	Enterprise Investments Scheme
"FISA"	Financial Insurance Standards Agency
"FSA"	Financial Services Act 1986
"IFA"	Independent Financial Advisor
"Newco plc"	A new company established to facilitate the proposed investment in Prestbury Holdings Limited
"Non-regulated Life Products"	Life Products which do not carry any investment element and are purely for protection purposes. Products include Term Assurance, Permanent Health Insurance and Accident and Sickness Employment Cover

"Owners"	Lee Birkett & Stephen Keenan
"PIA"	Personal Investments Authority
"PIL"	Prestbury Independent Limited
"PFS"	Prestbury Financial Service
"PFL"	Prestbury Financial Limited (formerly Prestbury Holdings Limited)
"PLL"	Prestbury Loans Limited
"Regulated Life Products"	Life Products which include an element of investment, for example whole of life assurance, endowment policies, and assurance.
"Term Assurance"	Life protection products for a fixed terms, consisting of: - mortgage protection (amortising cover) - Level Cover (stays the same) - Indexed Cover (increasing cover)
"Tied Agent"	An appointed introducer of financial products for a single provider, who can only advise of the provider's product
"SML"	Solution Mortgages Limited
"White Label"	Rebranding of a Product, i.e. Renaming a particular website for mutual benefit

PRESTBURY HOLDINGS PLC

APPENDICES TO THE LONG FORM REPORT

23 AUGUST 2002

FORDcampbell

CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

APPENDIX A

ENGAGEMENT LETTER DATED 25 JULY 2002

Our ref: GT/P046/JLC250702-1

25 July 2002

The Directors
Prestbury Holdings Plc
Prestbury House
Church Street
Macclesfield
Cheshire SK11 6LB

and

The Directors
Christows Limited
29-30 Cornhill
London
EC3V 3ND

and

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

Dear Sirs

Prestbury Holdings Plc (The Company) And Its Subsidiary Undertakings (together the Group)

1 Introduction

1.1 This letter sets out our understanding of the work you wish us to carry out in connection with the proposed admission of the Company to the Alternative Investment Market of London Stock Exchange plc (AIM) in September 2002. It also summarises the respective areas of responsibility of the directors of Prestbury Holdings Plc, the directors of Christows Limited, the partners of Grant Thornton and ourselves.

1.2 The services that will be provided to Christows Limited and Grant Thornton in connection with this assignment are provided solely in their capacity as persons who may be found to be responsible for the contents of the Prospectus (whether under the Financial Services and Markets Act 2000, the Public Offers of Securities Regulations 1995, or under common law duty of care to parties who may act in reliance on the Prospectus).

Elliot House, 151 Deansgate, Manchester M3 3WD Tel: 0161 819 2500 Fax: 0161 819 2501
E-mail: mail@ford-campbell.co.uk www.ford-campbell.co.uk
Also at Leeds and Stockport
A.D. Baggott ACA A.S. Campbell ACA D.J. Coombes FCA A.J. Ford FCA G.C.F. Travis FCA

1.3 Our work and findings shall not in any way constitute recommendations regarding the completion of the transaction or the issue of the Prospectus. You are responsible for determining whether the scope of our work specified below is sufficient for your purposes in the context of your wider due diligence. If we were to perform additional procedures or extend the scope of our work into other areas we might identify other matters that would be reported to you.

2 Long Form Report

2.1 We will prepare a long form report on the Group that covers the areas set out in Appendix 2.

2.2 Our report will include a financial history of the Group and a review of its accounting systems and financial controls and we will make recommendations of any action needed to ensure that such systems and controls are of an appropriate standard for a public company. Our review will also cover the management accounts and budget and cash flow preparation systems.

2.3 Our work will include a review of our own working papers in respect of the financial statements for the year ended 30 April 2000, the period ended 31 October 2001 and management accounts for the period to 30 April 2002.

2.4 The long form report may be used to prepare the commentary on the Group to be included in the Prospectus. We emphasise that the scope of the work undertaken in producing our long form report will not be adequate for verification purposes.

2.5 The scope of our work will be limited both in terms of the areas of the business and operations which we review and the extent to which we review them.

3 Financial Reporting Procedures Comfort Letter

3.1 We will confirm in writing, in the form and subject to the provisos set out in the draft comfort letter attached at Appendix 3, having regard to the results of our work on the long form report and our consideration of the papers which are to be prepared in support of the Board's confirmation regarding financial reporting procedures that, in our opinion, the directors have made the statement in relation to financial reporting procedures after due and careful enquiry.

3.2 By signing and returning a copy of this letter, you agree and accept:

- the limitations set out in the draft comfort letter;
- that the comfort letter does not necessarily imply compliance with paragraph D.2.1 of the Combined Code, derived by the Committee on Corporate Governance from the Committee's Final Report and from the Cadbury and Greenbury Reports, issued in June 1998;
- that any oral comments made in discussions with you as concerns our long form report, or the comfort letter, are not intended to have any greater significance than explanations of matters contained in the long form report;

- reliance may be placed on information and comments set out in the long form report only on the basis of this letter of instruction.

4 Short Form Reports

4.1 We will prepare accountants' reports covering the three periods ended 30 April 2002 of Prestbury Holdings Limited, and for the period from incorporation to the latest practicable date for Prestbury Holdings Plc for inclusion in the Prospectus.

4.2 The directors of Prestbury Holdings Limited were responsible for the audited and unaudited financial statements and management accounts (as appropriate) of Prestbury Holdings Limited and we will ask the directors to acknowledge to us their responsibility in this respect. The directors of Prestbury Holdings Plc are responsible for the contents of the Prospectus within which the accountants' report is to be presented.

4.3 It is our responsibility to prepare the financial information, based on the audited and unaudited financial statements and management accounts (as appropriate) of Prestbury Holdings Limited to be included in our report, to form an opinion on the financial information and to report our opinion to the directors of Prestbury Holdings Plc, Christows Limited and partners of Grant Thornton.

5 Statement Of Adjustments

5.1 We will prepare a statement of adjustments for submission to Christows Limited and Grant Thornton, if such a statement is necessary, to show how the financial information in the accountants' report reconciles to the corresponding information in the published accounts of Presbury Holdings Limited or Prestbury Holdings Plc.

5.2 If a statement of adjustments is necessary, we will prepare a letter addressed to the Company, Christows Limited and Grant Thornton stating that in arriving at the amounts included in the accountants' report all adjustments, which in our opinion are necessary, have been made.

6 Working Capital Report

6.1 We will review and report on the monthly profit and working capital forecasts of the Group, together with any supporting memorandum, which will be prepared by the Company's directors, for the two years ended 31 October 2003. We will not be required to report publicly on our review of the Group's working capital requirements or profit forecasts.

6.2 Our working capital report will include the following:

- comment on the completeness and appropriateness of the assumptions underlying the profit and working capital forecasts;
- comment on the sensitivities of the profit and working capital forecasts to changes in underlying assumptions and estimates, with appropriate calculations;

- our opinion as to whether, so far as the accounting policies and calculations are concerned, the profit and working capital forecasts have been properly compiled and are presented on a basis consistent with the accounting policies normally adopted by the Group;

- an assessment of the risk factors attaching to the profit and working capital forecasts (including compliance with financial covenants and borrowing limits laid down in the Articles of Association);

- an analysis of the forecast balance sheets on a monthly basis throughout and at the end of the period, paying particular attention to the level of gearing and any potential breaches of banking covenants or borrowing limits under the Articles of Association;

- a review of the Group's forecasting history;

- confirmation that the appropriate adjustments are made for any changes in the capital structure of the Group at the time of flotation;

- comments on any other matters which come to our attention which may indicate that the underlying assumptions do not provide a reasonable basis for the profit and working capital forecasts and on any other specific areas of concern which arise as a result of our review.

6.3 We shall ensure that copies of letters are included with our report confirming that any bank or other borrowing facilities are either available, or are likely to remain available, to the Group for at least the 12 months from the date of the document. Our working capital report will include comment on the adequacy of working capital for the Group for the period under review, taking into account the bank and other borrowing facilities available to the Group.

7 **Pro Forma Financial Information**

7.1 The Prospectus will include a pro forma net assets statement, to illustrate how the transaction might have affected the financial information of Prestbury Holdings Plc had the transaction been undertaken at the beginning of the period concerned or at the date stated. The pro forma financial information, which will be the responsibility solely of the directors of Prestbury Holdings Plc, will be prepared for illustrative purposes only.

7.2 We shall prepare a report on the pro forma financial information for inclusion, if the results of our work are satisfactory, in the Prospectus which will state whether, in our opinion:

- the pro forma financial information has been properly compiled on the basis stated;

- such basis is consistent with the accounting policies of Prestbury Holdings Plc;

- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed.

7.3 Our work will be undertaken in accordance with the Auditing Practices Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" and be subject to the limitations described therein.

8 **Other Financial Information**

8.1 We will assist in the preparation, as necessary, of those sections of the Prospectus, not covered above, which involve financial information and calculations on the Group. We will provide a letter of comfort confirming the accuracy of the extraction of certain financial information and financial calculations in the Prospectus and any other information as requested.

9 **Responsibilities Letter**

9.1 We will provide a letter to Grant Thornton confirming that, in our opinion, the responsibilities of reporting accountants under section 45(1) (b), Part VII, Schedule 1 of The Public Offers of Securities Regulations 1995 have been complied with and that we have reported to the Company and to Grant Thornton all matters which have come to our attention in fulfilling our instructions which we consider should be disclosed as being in our view material to the proposed admission of the Company to AIM. This confirmation will be given within the context of our instructions set out in this letter.

10 **Letter Of Consent**

10.1 We will provide a letter stating that we have given, and have not withdrawn, our consent to the issue of the Prospectus containing our reports and references to them and our name in the form and context in which they appear.

11 **Tax Advice**

11.1 We will review the taxation sections in the Prospectus and provide a comfort letter confirming that the paragraphs are accurate and sufficient to explain the taxation position of United Kingdom residents, Non-United Kingdom residents, Enterprise Incentive Scheme ("EIS") relief and Venture Capital Trusts ("VCT").

11.2 For the avoidance of doubt, we will not review, and therefore will make no comment on, any references in the Prospectus to stamp duty or stamp duty reserve tax.

11.3 We will prepare and submit to the Inland Revenue tax clearances for the proposed transaction in respect of VCT and EIS relief.

11.4 For the avoidance of doubt the scope of our work does not include the provision of any tax advice. Should you require tax advice in connection with the proposed transaction then this will be the subject to a separate letter of engagement.

12 **Conduct Of Work**

12.1 Our work will, where appropriate, be conducted in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board and any other applicable professional guidance.

12.2 We shall expect to obtain such relevant and reliable evidence as we consider sufficient to enable us to draw reasonable conclusions therefrom. The nature and extent of our procedures will vary according to our assessment of the appropriate sources of evidence. Our work will be directed to those matters, which in our view materially affect the overall financial information upon which our opinion is to be given, and will not be directed to the discovery of errors or misstatements, which we consider to be immaterial.

13 Draft Reports

13.1 During the course of the engagement we may show drafts of our reports to you. This is done on the basis that they are subject to revision and alteration and no reliance should be placed on any draft document without our prior written consent. A document remains "draft" for these purposes until it has been manually signed by a Ford Campbell partner.

14 Factual Accuracy

14.1 Draft copies of our reports will be provided to the directors of the Company to confirm the factual accuracy of the information contained therein.

14.2 We will require a written representation from the directors of the Company confirming the factual accuracy of the information contained in our reports.

14.3 We will require a copy of the board minute regarding approval of the forecasts, which are reviewed in our report.

15 Confidentiality

15.1 Our reports will be addressed to the directors of the Prestbury Holdings Plc, to the directors of Christows Limited and to the partners of Grant Thornton. Except for our reports or letters intended for publication or display, we stress that our reports and letters are confidential and prepared for the addressees only. They should not be used, reproduced or circulated for any other purpose, whether in whole or in part without our prior written consent, which consent will only be given after full consideration of the circumstances at the time.

16 Fees

16.1 In accordance with normal professional practice, our fees are based upon the degree of responsibility and skill involved and the time necessarily occupied on the work. Our total fees, estimated to be in the region of £50,000 plus out of pocket expenses and VAT, will be paid by Prestbury Holdings Plc or Prestbury Financial Limited (formerly Prestbury Holdings Limited) and are due on completion of the transaction, or on presentation of invoice, if earlier.

16.2 If the transaction should fail to be completed our fee would be the time costs incurred up to receipt of written notification from the directors of Prestbury Holdings Limited, the directors of Christows Limited or the partners of Grant Thornton that the transaction had been aborted.

16.3 We reserve the right to add an interest charge at a rate of 2% per month simple interest on any bills remaining unpaid 30 days after presentation.

17 Additional Terms And Conditions Of Engagement

17.1 The additional terms and conditions included in Appendices 1 and 2 to this letter apply to this engagement as if they were set out in this letter. They should be read and understood in conjunction with this letter as they form an important and integral part of the overall terms of engagement.

18 Acceptance Of Terms

18.1 We should be grateful if you would confirm our understanding of your instructions and your agreement to the terms of this letter, including those contained in Appendices 1 and 2, by signing and returning the enclosed copy of this letter.

Yours faithfully

Ford Campbell

FORD CAMPBELL

Terms of engagement acknowledged and agreed by.

Signed .... Date 21/08/02

For and on behalf of Prestbury Holdings Plc

Signed .... Date 21/8/02

For and on behalf of Christows Limited

Signed .... Date 21/8/02

For and on behalf of Grant Thornton

APPENDIX 1

ADDITIONAL TERMS AND CONDITIONS OF ENGAGEMENT

These additional terms and conditions of engagement should be read together with the accompanying letter from Ford Campbell which identifies the engagement to which they relate (the engagement letter).

1 Verification

1.1 The scope of our work is as set out in our engagement letter. We will of course exercise all reasonable and proper skill and attention necessarily required to discharge our duty of care to you within the parameters of that scope of work. However, it is not designed to investigate nor interrogate for fraud and/or dishonesty (actual or possible) and is not costed accordingly. We can of course discuss with you ways of undertaking such an investigation which will thereafter be the subject of a separate (albeit contemporaneous) engagement.

1.2 Our review of the affairs of the Group will not constitute an audit in accordance with Auditing Standards and no verification work will be carried out by us. Consequently we will not express an opinion on the financial statements and management accounts which we discuss in our reports, except where required by statute or regulations.

1.3 The responsibility for forecasts and the assumptions on which they are based is solely that of the directors of the Group. It must be emphasised that all profit and cash flow forecasts necessarily depend on subjective judgement. They are, to a greater or lesser extent, according to the nature of the business and the period covered by the forecasts, subject to substantial inherent uncertainties. In consequence, they are not capable of being substantiated or audited in the same way as financial statements which present the results of completed accounting periods.

2 Our Employees

2.1 It is agreed that, having regard to our interest in limiting the personal liability and exposure to litigation of employees, no Addressee will bring any claim in respect of any damage against any of our employees personally.

3 Ownership Of Books And Papers

3.1 All documents in whatever form, paper, electronic or otherwise such as (for example, but without being an exhaustive list) working papers, letters (including without limitation e-mails), memoranda, file notes of meetings and telephone calls, draft computations and returns etc and copies of other original documents which we create or which we receive either as principal or in our own right or as agent for you belong to Ford Campbell. For the avoidance of doubt, we do not assert such ownership rights to documents such as, for example, title documents, original invoices and other original primary accounting records, tax deduction certificates etc belonging to you, but we may retain possession of them by exercising a lien because our fees remain outstanding after becoming due for payment.

4 **Responsibility For Legal Documents**

4.1 For the avoidance of doubt, although you may wish us to comment on the commercial aspects of legal documents that may be drawn up by lawyers in connection with the engagement, we will not be involved in their drafting and/or preparation as we believe this is within the realm of the professional business of lawyers. Further, whilst every care will be taken in the advice we give in relation to any information contained in such documents, such advice and/or comment should not be taken as settling the documents, which will have been drafted by your lawyers. Accordingly, we cannot accept any liability or responsibility for any loss or damage suffered as a result of any defect in such documents arising from their drafting, preparation, completion or the mechanics of putting them into effect.

5 **Publicity**

5.1 We may consider it appropriate to seek publicity on our involvement with this transaction. We will ensure that you have the opportunity to review any proposed publicity material prior to its release. You will not withhold your consent for such publicity other than where the material includes details where you consider that such disclosure could be harmful.

6 **Staff**

6.1 Our staff are assigned to you on the mutual understanding that neither party will offer employment to, nor employ, the staff of the other who have been involved during our assignment, or dealing with you, within twelve months unless written consent has been obtained from either party. If such consent is given either party reserves the right to bill an appropriate fee of 24% of the annual salary on appointment plus VAT.

7 **Our Service**

7.1 If at any time you would like to discuss with us how our service to you could be improved, or if you are dissatisfied with the services you are receiving, please let us know by contacting Graham Travis on 0161 819 2500 or Andrew Campbell on 0161 476 1241.

7.2 We undertake to look into any complaint carefully and promptly and to do all we can to explain the position to you. If we have given you a less than satisfactory service, we undertake to do everything reasonable to put it right and, if you are still not satisfied, you may of course take up matters with the Institute of Chartered Accountants in England and Wales.

8 **Governing Law**

8.1 This engagement shall be governed by and construed in accordance with English Law and you hereby agree with us to submit for all purposes in connection with this engagement to the exclusive jurisdiction of the English courts.

9 **Contracts (Rights Of Third Parties) Act 1999**

9.1 It is hereby agreed between us that the Contracts (Rights of Third Parties) Act 1999 does not apply to the terms of this engagement or any subsequent amendment to it unless expressly confirmed in writing that the said Act does apply.

APPENDIX 2

SCOPE OF WORK

1 Business History, Ownership And Constitution

1.1 We will report key points arising from our review of:

- the development of the Group from 1994 to the present day
- the ownership structure of the Group and any subsidiaries
- rights attached to each class of issued and authorised share capital and any recent changes thereto
- the principal shareholders
- any share option arrangements
- any shareholder agreements

1.2 Our review of the above will focus on the key features and as such will not involve an in depth review of those areas. For the avoidance of doubt the review is not a substitute for legal enquiries.

2 The Business Operations

2.1 We will report key points arising from our review of:

- the operational structure of the Group;
- management's understanding of the Group's performance in the context of the industry as a whole and its competition;
- major products and activities of the business;
- major markets in which the Group operates;
- major customers, including trading terms;
- marketing, sales methods and commission policies (including volume overrides);
- conversion and lapse rates;
- main providers, including trading terms and, based on discussions with management, details of alternative sources of supply;
- based on discussions with management, production facilities, procedures, capacity and quality control methods;
- based on discussions with management, research and development and product life cycles;
- the Group's key business premises and locations.

Our review is intended to provide a background for our review of the Group's forecasts. As such it will not be an in depth review of these areas.

3 **Management, Staff And Pensions**

3.1 We will report key points arising from our review of the:

- management and organisation structure;
- staff numbers in each of the Group's main operations;
- key personnel in terms of:
    - experience and qualifications
    - age
    - remuneration
    - pension schemes
    - service contracts
    - succession issues
- apparent gaps, weaknesses or over-reliance on key staff within the management team
- standard conditions of employment;
- Group pension scheme(s) including the benefit basis, scheme history and latest actuarial valuation report (if applicable). For the avoidance of doubt our work will not involve the actuarial valuation of any such pension schemes ;
- details of existing incentive, redundancy or benefit schemes.

4 **Accounting, Management Information And Control Systems**

4.1 We will review and report in summary on:

- the Group's accounting, income recognition, cut off and control systems;
- the Group's budgeting and forecasting procedures;
- the Group's financial monitoring and reporting procedures.

4.2 We will report on any areas of concern and make recommendations as appropriate.

5 **Accounting Policies**

5.1 We will include a commentary on:

- the Group's significant accounting policies;
- significant changes in accounting policies or practices in the period covered by the review of trading results;
- the financial impact of any current inappropriate accounting policies.

6 **Trading Results for the Periods from 1 May 1999 to 30 April 2002**

6.1 We will report key points arising from our review of:

- the trends disclosed by the Group's historic results and comparisons to budget;
- analysis of and trends in income, cost of sales, overheads and non-trading income and expenditure;
- interest and taxation charges;
- identification of any significant, unusual or exceptional items;
- differences and reconciling items between the management and final audited accounts;
- the Group's historic operating cash flows, including comments on trends, significant intra-month cash movements and comparisons to budget.

7 **Balance Sheet at 30 April 2002**

7.1 We will report key points arising from our review of:

- each category of the Group's significant assets and liabilities;
- any non trading items including their basis of valuation;
- comment on provisions, with particular reference to work in progress, clawbacks, trade debtors and product warranties/guarantees or similar;
- any financial commitments attaching to assets;
- the impact of any changes in or harmonisation of accounting policies and practices;
- historical patterns of working capital movements.

8 **Monthly Trading, Cash Flow and Balance Sheet Forecasts for the Period Ending 31 October 2003**

8.1 We will review the Group's forecasts and report by exception on the following:

- correct compilation on the basis of the stated assumptions;
- correct compilation on the basis of the proposed deal structure;
- consistency with the accounting policies normally adopted by the Group, as amended by known future changes in accounting standards.

8.2 We will also:

- summarise and comment upon the forecasts and compare to historic results;
- review and assess management's stated assumptions which will be attached as an appendix to our report, and comment on whether their reasonableness in the circumstances;
- review and comment upon the estimated closing/completion and opening balance sheets;
- identify appropriate sensitivities (vulnerabilities and upside) based on our review of the stated assumptions;
- test any sensitised forecasts for correct compilation;
- assess the Group's future borrowing requirements and gearing based on month end balances shown in the forecasts using the base case forecast and any sensitised forecasts;
- discuss with management any significant intra-month matters which would affect borrowing requirements;
- review the terms and renewal dates of the Group's borrowing facilities;
- review compliance with existing and proposed covenants.

8.3 We will report key points arising from this work.

9 Tax

9.1 We will report key points arising from our review of:

- taxation charge and deferred tax provisions for the year ended year ended 30 April 2000 and period ended 31 October 2001;
- current tax position and status of computations with the Inland Revenue;
- tax losses or unrelieved capital allowances carried forward at 1 November 2001;
- arrangements for accounting for PAYE, NIC, and VAT ;
- results of any VAT, NIC or PAYE inspections during the last 3 years.

9.2 Our corporation tax review will be based on figures contained in the financial statements and, therefore, we cannot comment on tax liabilities that may arise as a result of omissions from, or misrepresentations in, those financial statements.

10 Other Matters

10.1 Based solely on discussion with management we will report key points in relation to:

- the Group's intellectual property;
- current, pending or threatened litigation or legal proceedings;
- a description of the key insurance policies (plant, property, employer's liability, loss of profits and keyman insurance); any uncovered significant risks; any outstanding or potential claims;
- any regulatory requirements or inspections;
- capital commitments including lease and hire purchase commitments;
- contingent liabilities or off balance sheet arrangements;
- material contracts other than in the normal course of business;
- transactions not in the ordinary course of business or with related parties.

APPENDIX 3

Our ref: GT/P046/JLC270602-1 [ ] 2002

The Directors
Prestbury Holdings Plc
Prestbury House
Church Street
Macclesfield
Cheshire SK11 6LB

and

The Directors
Christows Limited
29-30 Cornhill
London
EC3V 3ND

and

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

Dear Sirs

Prestbury Holdings Plc (the Company)

This letter is provided under paragraph 3.1 of our engagement letter dated 23 July 2002.

We refer to the attached letter dated [ ] from the directors of the Company confirming that the directors of the Company have established procedures which provide a reasonable basis for them to make proper judgements as to the financial position and prospects of Prestbury Holdings Plc and its group.

We also refer to our report dated [ ] (the long form report) which was prepared in accordance with our engagement letter dated 23 July 2002. The long form report contains, primarily in section [ ], a description of and commentary on the Company's financial reporting procedures. This letter should be read in conjunction with the long form report.

All financial reporting procedures are dependent for their day to day effectiveness on the diligence and propriety of those responsible for operating them and are capable of being overridden by persons holding positions of authority or trust. Although we can provide no assurance as to the day to day running of these procedures, we can confirm that in our opinion the directors have provided their written confirmation after due and careful enquiry.

This letter is for your information only. It should not be referred to or quoted, in whole or in part, in any other context.

Yours faithfully

FORD CAMPBELL

APPENDIX B

ACCOUNTING POLICIES

ACCOUNTING POLICIES

Accounting convention

The financial information has been prepared in accordance with applicable accounting standards and under the historical cost convention. The following accounting policies have been applied consistently to the financial information set out below:

Turnover

Turnover represents commission and fees receivable, excluding VAT. Accrued income represents commission and fees receivable based on estimated conversion rates for all transactions in progress at the period end. The conversion rates used are 85% for life assurance business, 80% for non-status loan and mortgage business under offer and 34% for non status mortgage and loan business not yet under offer. Commission payable in respect of accrued income is included within accruals.

Depreciation

Depreciation is provided to write off the cost, less the estimated residual values of all tangible fixed assets, over their estimated useful lives as follows:

Website costs	25% per annum reducing balance
Fixtures and fittings	15% per annum reducing balance
Computer equipment	15% per annum reducing balance

Cash flow statements

The financial information does not include cash flow statements because the Group, as a small reporting entity, was exempt from the requirement to prepare such a statement under Financial Reporting Standard 1 "Cash Flow Statements".

Deferred taxation

Deferred taxation is provided at the current rate of corporation tax on the liability method, in respect of tax deferred by taxation allowances and timing differences except to the extent that there is a reasonable probability that a liability will not become payable within the foreseeable future.

ACCOUNTING POLICIES (Continued)

Consolidation policy

As a small reporting entity Prestbury Financial Limited was exempt from the requirement to produce consolidated statutory accounts.

The financial information consolidates the financial information of the company and its subsidiary undertakings. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from the date control passes. Intra-group sales and profits are eliminated fully on consolidation.

On acquisition of a subsidiary, all the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their values reflecting the condition at that date.

All changes to those assets and liabilities, and the resulting gains and losses that arise after the group has gained control of the subsidiary are charged to the post acquisition profit and loss account.

Contributions to pension funds

Contributions to money purchase pension schemes are charged to the profit and loss account as they are made.

Leases and hire purchase contracts

Operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

APPENDIX C

WEBSITE DATA

Home Page

Highly Commended AWARDS 2001

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Freephone 0800 322 500

Investor Relations

Welcome to Moneybrain.

Moneybrain are the Uk's leading independent financial services company.

Moneybrain is an environment where all your Financial queries will be explained jargon free and no salesman will call, and what's more, you can use moneybrain at your leisure 24 hours a day.

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Moneybrain is a trading style of Prestbury Holdings Ltd

Life Assurance

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Freephone 0800 322 500

Life Assurance Quick Quote

Investor Relations

View the glossary below to get an understanding of the life assurance terminology...or click the 'Quick Quote' button for an instant quote...

Product Type

Term Assurance. A life assurance policy without investment content, which lasts for a specified period, provides a guaranteed sum assured in the event of death within that period, and terminates at the agreed date.

Mortgage Protection. Generally refers to a type of reducing term assurance used in conjunction with a repayment mortgage. The idea is for the sum assured under the policy to reduce in line with the outstanding loan.

Family Income Benefit. Provides an income in the event of the death of a parent. These policies are designed to allow for the employment of a nanny or helper to look after the children while the surviving parent is at work, or provide an income should it be the principal breadwinner who dies. The policy will provide cover against death during a fixed term and will cease at the end of the term without value.

Benefit Type

Death Benefit Only. A payment of a tax-free lump sum upon the death of the life assured

Critical Illness Only. Also known as 'dread disease'. Such policies can be stand alone or written as an add on to a variety of other contracts e.g. whole of life. They will pay out a tax-free capital sum in the event of a qualifying illness being diagnosed e.g. certain cancers.

Life Assurance

Money

19-

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On-line services for Moneybrain.com

Protection Quotation Form

Client Details

Select Joint or Single ◉ **Single Life** ○ **Joint Life**

Client 1

Sex ○ Male ○ Female

Date of Birth (dd/mm/yyyy)

Smoker? ○ Yes ○ No

Email Address (optional)

Phone

Product Options

Product Type: Term

Benefit Type: Death Benefit Only
(Critical Illness quotes are based on Class 1 Occupation.)

Premium Frequency: Monthly

Term in Years

○ Premium driven ◉ Benefit driven

Benefit Amount (£)

Increasing Benefit? ○ Yes ◉ No
(Not available for Mortgage protection.)

Waiver of Premium? No
Provides premium payments on your behalf, in event of long term ill health or incapacity.

Campaign Reference

Please enter the advertisement reference code (if applicable)

Get Quote

If you have any problems completing or sending this form, please e-mail us, or call 01625 617 788.

Please read these Important Notes carefully when filling out the on-line Form.

1. Please answer the questions as *accurately as*

5. You will then be invited to give your name

Mortgages

Buy to let Exclusive

Self Cert Exclusive

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Calculator Apply Online

If you would like to fill in a basic application form click on the (Apply online) button and we will endeavor to find you the best deal to suit your needs.

If you would like to search and apply for your own mortgage deal, Click on the (Enter) button and browse through our database of deals.

Freephone
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Investor Relations

The PIA does not regulate mortgages Your home is at risk if you do not keep up repayments on your mortgage or other loans secured on it. Writen quotations are available on request.

Mortgages

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Below is an online application form that will help us to determine the best available mortgage product(s) to suit your personal circumstances. The more information you supply the more accurate we can be with your quotation(s). Once we have reviewed your application we will contact you with the most competitive quotations from a range of over 4500 mortgage products.

"Mortgage application form"
If you do not wish to make a full application now, due to current circumstances or a lack of time, please enter your basic details (including contact details) and we will get in touch with you to establish your requirements.

Details of Loan required

Reference
Application purpose: Re-mortgage for a better mortgage
Amount of deposit available £
Mortgage Amount required £ Term Yrs
Type of mortgage required: Fixed rate
Repayment Type: Interest only

Step 1a Your personal details

First Applicant		Second Applicant	
Title	Mr	Title	Mr
Surname		Surname	
First Names		First Names	



Freephone
0800 322 500

Investor Relations

Payment Guides   Apply Online

Personal Loans are used by the majority of us as a way of raising finance as an alternative to an expensive overdraft or the hassle of arranging a re-mortgage.

At Moneybrain we have a full range of financial products which can be tailored to your individual requirements and are available for any legal purpose.

We hope to assist you with a dream purchase, or at least make your life a little easier.

Below is an online application form that will help us to determine the best available mortgage product(s) to su personal circumstances. The more information you supply the more accurate we can be with your quotation(s Once we have reviewed your application we will contact you with the most competitive quotations from a rang over 4500 mortgage products.

You must own a home to apply for a Loan. "Sorry No Tenants"

Details of Loan required

Do you own a **PROPERTY** Yes ◯ No ◯

Amount required £ [ ] Term [ ] yrs

Purpose of Loan [Debt consolidation ▾] (Loans can be granted for a

Secured Loan ◯ Secured on property. Amounts between £3,000 - £100,000 over 5-30 years

Unsecured Loan ◯ *Not secured on property. Amounts between £3,000 - £15,000 over terms of 1 - 10 yea*

Secured or Unsecured Loan ◯ We will quote the loan most suitable for your circumstances

Step 1a Your personal details

	First Applicant	Second Applicant
Title	Mr ▾	Mr ▾
Surname	[ ]	[ ]
First Names	[ ]	[ ]
Date of Birth	[ ] dd/mm/yy	[ ] dd/mm/yy
Smoker	Yes ◯ No ◯	Yes ◯ No ◯
Marital Status	Married ▾	Married ▾

Daytime Contact no [ ] *

Mobile Tel no. [ ]

Full Address [ ]

[ ]

[ ]

Postcode [ ] Time at Address [0] Yrs [0] M

Residential Status [Home owner ▾]

*If your chosen status has an asterix by it then we are unable to assist you. As you do not own a property.

Step 2 Your Employment

	First Applicant	Second Applicant
Employment Type	Employed full time ▾	Employed full time
Occupation	[ ]	[ ]
Time in present employment	[0] Yrs [0] Mths	[0] Yrs [0] Mth
Annual gross income £ (or net profit if self employed)	[ ]	[ ]

Additional income £

(Bonus/Maintenance/Benefits/Pension/Other Job/Etc.)

Additional income £

(Bonus/Maintenance/Benefits/Pension/Other Job/Etc.)

Step 3 Your existing mortgage details

Mortgage start date mm/yy

Approximate Mortgage Balance £

Monthly payment £ Repayment Interest only

Highest arrears in the last 12 months £

Name of Mortgage Lender

Second Mortgage/Secured Loan start date

Approximate Mortgage Balance £

Monthly payments £ Repayment Interest only

Highest arrears in last 12 Months £

Name of lender

Step 4 Property Details

Did you buy from a local Council/Housing Association? Yes No

Type of property Terraced No of beds 1

Construction Type: Brick with tiled roof

Purchase date mm/yy

Purchase Price £

Current Value £

Do you own any property **other than your home address?** Yes No If Yes give details at **Step 7**

Step 5 Personal Credit details

Are you responsible for making payments on mortgage(s) on any other property Yes No

Do you have any other outstanding loan or other credit Yes No

Have you had any CCJ's or defaults registered against you in the last 5 years Yes No

Do you give us consent to perform a credit check if required Yes No

Step 6 Contact details

Your email address *

How did you find our web site Existing customer

Step 7 Additional information

Important; before submitting this application please ensure the details you have entered are correct and s quotation purposes (e.g.email address, telephone numbers etc.). If there is any other information you feel w if you have any particular requests please let us know by entering any details in the box below.



Freephone
0800 322 500

Life Assurance Quick Quote

Investor Relations

Loans [illegible] FAQ Apply Online

£10,000 - £60,000 Available

loan amount	apr % variable	240 months		160 months		120 months		60 months	
		insured	un insured	insured	un insured	insured	un insured	insured	un insured
£10,000	11.4%	£115.44	£102.16	£127.33	£112.68	£154.66	£136.87	£244.81	£216.65
£12,500	11.4%	£144.30	£127.70	£159.16	£140.85	£193.33	£171.09	£306.62	£270.81
£15,000	11.4%	£173.16	£153.24	£196.99	£169.02	£231.99	£205.30	£367.22	£324.97
£20,000	9.8%	£208.98	£184.94	£234.43	£207.46	£291.02	£257.54	£473.38	£418.92
£30,000	9.8%	£313.47	£277.41	£351.64	£311.19	£436.53	£386.31	£710.07	£628.38
£40,000	7.9%	£367.66	£325.36	£422.30	£373.72	£539.55	£477.48	£906.47	£803.96

Typical Example

- **£10,000** over **60 months** will cost **£216.65 per month**.
  total repayable **£12,999** (**11.4%** apr fixed).

Moneybrain insurance


Mortgages

Pets

Household

Travel

The Moneybrain web site provides you Insurance from the UK's leading insurers and because you buy on-line you benefit from substantial savings.

Just follow our simple 3-step process for all your insurance needs.
Produce a quote by choosing the cover you need and review the price.
Fill in an electronic proposal - bypassing traditional paperwork.
Select from our choice of secure payment methods.

We will provide you with cover and send your personal insurance documents by post the same day! Written Quotations are available on request.

Mortgage Insurance ***Pet Insurance*** ***Household Insurance*** ***Travel Insurance***

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PROVIDENT

Liverpool Victoria

Scottish Equitable

ZURICH

FRIENDS PROVIDENT

Skandia Life

solutionnetwork

Solution Network has evolved to provide ABI Compliant Protection via Financial Intermediaries. The Execution of this business is carried out by Financial Professionals without the compliance procedures associated with the Financial Services Authority.

As a member of Solution Network, you are able to offer Market Leading Term Assurance, Mortgage Protection, Critical Illness, PHI and PMI on behalf of the Leading Life Assurance Providers in the United Kingdom.

Set yourself free...

- About Us
- Mortgage Club
- Life Assurance
- Personal Loans
- Electronic Trading
- General Insurance
- Income Protection
- Traded Endowments

Prestbury House, Church Street, Macclesfield, Cheshire, SK11 6LB
Tel: 01625 614488 Fax: 01625 617709

solution network

Set yourself free...

Category A

Legal & General

- L&G proc fees
- L&G product guide
- L&G woolwich exclusive
- L&G mortgage express exclusive
- Register for L&G

L&G Help Line: **0845 300 9977**

Norwich Union

- NU proc fees
- NU product guide
- NU Proc Fee claim Form
- NU submission procedure
- Register for NU

NU Help Line: **0845 845 1388**

Mortgage Proc fee claim form

The membership of Solution Network now exceeds 500, which has enabled us to negotiate new initiatives on behalf of our members to enhance your earning potential. All members placing protection via Solution Network have access to the mortgage clubs via Legal & General & Norwich Union offering the benefit of:

- A top tier "platinum level" of procuration fee scale via Legal & General irrespective of mortgage business volumes placed by individual members.
- Free mortgage sourcing software made available through Norwich Union provided individual members can give minimal support

This is a true value for members offering as Solution Network PASS ON 100% of the fees received by the respective mortgage clubs. Although members still transact mortgages direct with the lender by:

- Placing a sticker on the relevant lenders application form.

Or
- Using a generic application form for use with a number of lenders

  Or
- Forwarding a mortgage club submission form together with the mortgage application.

This is the first time that the latest information from these mortgage clubs can be updated at the touch of a button keeping our members one step ahead of their competition.

To register for Legal & General simply complete and fax to Solution Network on 01625 429369 -the registration form and we will forward the submission forms for use with all mortgage applications.

To register with Norwich Union simply complete and fax Norwich Union on 0121 212 9619 AND Solution Network on 01625 429369 and Norwich Union will issue their mortgage pack direct.

Catagory B:
Click for Specialised lending

Prestbury House, Church Street, Macclesfield, Cheshire, SK11 6LB
Tel: 01625 614488 Fax: 01625 617789

solution
network

Set yourself free...

Links | Contact | Documents | Solution Network©

Electronic trading is rapidly becoming one of the key elements to any Life Company' Business Plan. With the 1% world, and increased attention to the distribution of products carrying a much-needed profit margin, the requirement to transact business in a paper free environment is the key to the provider's long-term success. By far the most profitable products for Life offices are Non Investment Protection Products. Solution Network has created the platform for the future of these Protection Products, which will undoubtedly be executed and administered over the Internet.

Click either logo for Online Paperless Underwiritng and Submission.

Organisations who do not embrace Internet Technology are likely to end up being swallowed up by competitors who trade predominantly electronicly or will see their profits deminish to an unsustainable level, as they will not be able to compete on price or service. Like it or not, it would appear that the paperless environment revolution has started. Providers leading the way are Legal and General, Friends Provident and Norwich Union. Solution Network is the first Independent company to offer a trading platform for these providers. By implementing the Solution Network electronic back office, we have already reduced business processing time by unprecedented levels. Electronic trading not only improves profitability for the Providers, but more importantly for Solution Network Members.

Commissions are higher for this type of business and the enhanced efficiency means commissions are paid quicker to enable improved cash flows for Members.

The current facts speak for themselves. The providers who pay the best commissions and provide the most competitive products gear their business processing around electronic trading. The internet revolution has taken hold of the Financial Services Marketplace and there is no turning back. Solution

Network is a technology-based business and all the benefits that this brings will be shared with its Members.

Prestbury House, Church Street, Macclesfield, Cheshire, SK11 6LB
Tel: 01625 614488 Fax: 01625 617789

solution network

Set yourself free...

Links | Contact | Documents

Solution Mortgages Limited ©

About Us
Mortgage Club
Life Assurance
Personal Loans
Electronic Trading
General Insurance
Income Protection
Traded Endowments
Compliance
Other Services
Commissions
Calculator


Mortgage Calculator


Loans Calculator


Life Assurance

- Select the Mortgage calculator to work out Interest or capital payments.
- Select the loans calculator to give you an instant break down.
- Select the Life Assurance and get yourself an instant quote for the cover you require.

Prestbury House, Church Street, Macclesfield, Cheshire, SK11 6LB
Tel: 01625 614488 Fax: 01625 617789

Loans uk - Finding ... loans and ...

Home | About Us | Q&A | Apply | Options | Contact | Calculator

Putting the smile back on your face

Loans & Mortgages for any purpose from £3,000 to £1,000,000+

Home



Links

Whether your loan is for consolidation, a holiday or the conservatory you've always wanted, Loans UK can help you. With our range of unsecured and secured loan products we should be able to help you. We've even got a product that allows you to borrow up to 125% of your property value!

If you've experienced credit problems in the past we still have a number of competitive products available to you.

Freephone
0800 0745 888

YOUR HOME IS AT RISK IF YOU DO NOT KEEP UP REPAYMENTS ON A MORTGAGE OR OTHER LOAN SECURED ON IT.

Designed & maintained by ...

Home | About Us | Q&A | Apply | Options | Contact

Q & A



oa How much can I borrow?
Any amount from £5,000 to £500,000 and possibly more. It all depends on how much you can afford and what type of security you are offering. Simply put on the application form how much you would like to borrow and we shall endeavour to meet your requirements.

oa What purpose can the loan be used for?
There are no restrictions on what you can use the money for:
home improvements, car, holiday, pay off existing debts etc.
(Some lenders will not consider business use)

oa Is my application confidential?
Yes all applications are completely confidential and all details are transmitted using a secure connection.

oa What happens if I want to borrow more?
All you have to do is complete the application form and submit this to us online.

oa How do I qualify for a loan?

Your qualification for a loan depends on your credit history (for unsecured loans), the value of your property against your outstanding mortgage (for secured loans) and your ability to repay the loan. We have personal loans to cater for all types of applicants with or without credit problems.

oa What to do next?

Most importantly, you need to complete the application form online. We will aim to give you an e-mailed response within the hour confirming approval of your application and what to do next. As we probably have the most advanced computer systems available, your loan will be processed as swiftly as possible.

Home | About Us | Q&A | Apply | Options | Contact | Calculator

Life Assurance

Our friendly staff will try to help you with any problems you may have.

Freephone 0800 0745 888

Send your completed forms to this address, or any other transactions that you prefer to use by post.

Post

Loansuk.co.uk
Prestbury house
Church Street
Macclesfield
Cheshire
SK11 6LB

Email us direct with any possible querie's you may have.

Email sales@loansuk.co.uk

If you would prefer us to contact you fill in the short form and we will contact you as soon as possible.

Name:

Telephone (Home):

Telephone (Mobile):

Address:

Email:

Comments:

Submit

Contact



Links

APPENDIX D

GROSS COMMISSION RATES

Commissions are expressed as a percentage of the annual premium, and based upon term assurance with terms of 12 years or more as illustrated in the table below. For terms of less than 12 years, the commission rates are scaled down in line with current Lautro rates.

Companies with a 2 year claw-back period are Scottish Provident, Scottish Equitable and Skandia. All other companies operate 4 year claw back periods.

Solution Network members may transact protection business on one of three levels:

Solution Network Level 1

Available to all Members who trade electronically via NU, L&G and Friends Provident.

Example 1 £100.00 p.m. Premium NU = 100 x 12 x 164.72% = £1976.64 payable to you.

Solution Network Level 2.

Minimum Commission of £2,000 per month to qualify for this level.

Example 1 £100.00 p.m. Premium NU = 100 x 12 x 155.57% = £ 1,866.84 payable to you.

Solution Network Level 3

For Intermediaries producing commissions below £2,000 per month.

Example 1. £100.00 p.m. premium NU = 100 x 12 x 146.42% = £1,757.04 payable to you.

Our Commission Payment Structure!

Insurance Company	Personal Touch	Payment Shield	Life Quote	Life Link	Solution Network level 1	Solution Network level 2	Solution Network level 3
Norwich Union	140%	160.74%	145%	125-135%	164.72%	155.57%	146.42%
Friends Provident	140%	155.87%	145%	125-135%	164.72%	155.57%	146.42%
Legal & General	130%	140.07%	145%	125-135%	156.00%	147.34%	138.67%
Scottish Equitable	140%	N/A	133%	125-135%	**	153.56%	144.53%
Skandia	130%	N/A	N/A	125-135%	**	134.50%	126.59%
Scottish Provident	140%	140.21%	133%	1125-135%	**	130.03%	122.38%
Liverpool & Victoria	130%	130%	130%	125-135%	**	133.11%	125.28%
Zurich	115%	115%	115%	1125-135%	[illegible]	123.60%	166.34%

* Not currently offering electronic submission. Please note, the above comparatives are taken from respective companies Marketing Literature jan 02.

P.T.O

The following lists our most frequently used Lender partners but is not an exhaustive list. Please enquire about other lenders and specialist products to suit individual applications.

- Access to many exclusive products inc.; adverse, self-cert, BTL, semi comm., RTB.
- Day one acceptance of hard to place cases by the Lender.
- Choose your level of involvement.
- In house packaging by industry experienced, specialist-underwriting team.
- Introducer payments sent on receipt of commission from the Lender.

Lender (strength)	% of gross loan	
Associates (high LTV - for arrears)		
Standard range inc. arrears to 95% LTV		0.5%
Bristol & West (high street brand)		
Adverse credit inc. self-cert		1%
GMAC (<75% LTV anything goes)		
Standard LIBOR range inc BTL	min £400, max £5,000	1%
<85% LTV no lender ref for purchases.		
Standard LIBOR range (right to buy)	min £300, max £1,500	1%
Light adverse fixed rates		0.6%
Star (self-cert light adverse) no refs!		0.5%
Igroup (Barclays tracker, intelligent u/w)		
Mortgages (£25,000-£1,000,000+)	max £7,500	
semi comm. to 60% LTV	dependent on adverse & LTV.	0.2%-2.5%
BTL multiple properties		
Kensington Mortgage Co. (FTB 90% LTV)		
Standard product range	max £2,500	1%
FTB 90% LTV self-cert with adverse	RTB max £1250	
Mortgages plc (staged release product)		
Standard rang, max loan £1,500 ,000	min £400 max see product RTB no min	1%
Secured & unsecured loans (flexible)		
Secured loans (£5,000-£100,000)	% of net loan	1%-10%
inc. adverse & self-cert, from 7.9% APR	POA for high volume.	
up to 125% LTV		
Unsecured loans £3,000-£15,000		3%
no adverse, homeowners only		
Traded endowments	% policy purchase price	3.5%

Any fees you charge to your client for arranging their mortgage, excluding the valuation fee, are to be payable on completion.

If you package for any of the above lenders please enquire as to how we can be of benefit to your business.

APPENDIX E

CURRICULUM VITAS OF KEY PERSONNEL

Chief Executive.
Mr Lee J. Birkett
The Newlands
145 Whirley Road
Macclesfield
Cheshire
SK10 3JL

Tel: 01625 502984 (eve)
01625 614488(day)
Mobile: 077 201015 36
Email: leebirkett@moneybrain.com

Personal.
Age 30. D.O.B. 11/05/72 – Married, 1 Daughter, Very Healthy, Non Smoker.

Work Experience.

1994 To Date.
Chief Executive- Prestbury Holdings Ltd.
75% Shareholder.

The business was created as a partnership in 1994 after being involved in a serious road traffic accident. The accident prevented my mobility for a period of 18 months. Due to my disablement at this time, my position as Financial Adviser became no longer viable. With no income forthcoming and no prospects I formed a company I could operate from home at the time.

Prestbury grew through trial and error to the position it is today, employing 22 staff with a projected turnover of £3 million year ending October 2002. The company has received no financial assistance whatsoever and has developed on a self-funded basis.

My main role within the group is as leader and innovator. I lead by example and have embraced the new technologies evolving in the modern business world and implemented them within our business.
One key element of our success is my ability to motivate an already hardworking team to go that extra mile, whilst recognising their efforts and results. I am also happy to get my hands dirty when the pressure is on.

Our recent successes are
www.moneybrain.com & www.solutionnetwork.co.uk

1991-1994
Sales Associate and Sales Manager - Allied Dunbar Assurance Plc.

As the youngest ever Sales Associate, 18 years of age, I relished the opportunity of Self-Employment, with the training and support that Allied Dunbar provided. I rewarded their confidence by achieving a recognised performance award at their annual sales conference, placing me in the top 5% for the company.

The Regional Director approached me 18 months into my career with Allied Dunbar to offer me a Sales Manager's position; I agreed and embarked on a rigorous training programme, which I completed. I relinquished the position a few months after qualifying, as my earnings as a Manager would never had achieved the levels as a Self Employed Financial Planning Consultant. I was fortunate to benefit from the high calibre Management Training and put it to good use within my Financial Practice.

1990 –1991.
Sales Consultant: Adidas UK
Telephone sales to major sports retailers. Career prospects were limited; the sports industry was suffering due to the recession at this time.

1988 –1990
Bank Clerk: National Westminster Bank Plc.
My first full time position. I completed my Chartered Institute of Bank Exams and benefited from the knowledge attained regarding the running of a major clearing bank. The banks offered no development programmes.

Education. 1983-1988
Henbury County High School,Macclesfield,Cheshire.
1983-1988 8 GCSE's Passed.

Language Skills.
Quick Learner.

Honorary Functions.

Opening Speaker at the "Reshaping of Financial Services in the New Economy" – Johannesburg May 2001.
I gladly accepted this prestigious Invitation in recognition of our companies work in the new economy.
Member of the North Of England IFA press club.
Providing content to the Manchester Evening News, regarding all Financial Matters and increasing the profile of Independent Financial Advisers.
Member of the Finance Industry Standards Association.
Involved in the future developments of the industry.

Leisure Activities.

Competitive sports.

Curriculum Vitae.

Name:	KEENAN Stephen John.
Address:	Spindle Hey, Priory Lane, Prestbury, Macclesfield, Cheshire SK10 4AE
Telephone:	Home:- 01625 829122. Mob:- 077620 101532.
D.O.B.:	07/09/1962.
Nationality:	British.

Education & training.

1972-1979 **Macclesfield Kings School for boys.**
General Certificate of Secondary Education.

Ordinary level

Mathematics	German
English Language	Physics
English Literature	Chemistry
French	Elements of Engineering Design

Advanced Ordinary level
Additional Mathematics

1979-1982 **Stockport College of Technology**
Ordinary National Diploma in Mechanical & Production Engineering

1984-1986 **Mid Cheshire College of Further Education.**
Business & Technician Education Council- Higher National Certificate in Mechanical & Production Engineering.

1989-1990 Computer Aided Design course in the use of AutoCAD.

Employment history.

1993-present **Prestbury Holdings Ltd.**
5th Floor, Churchgate House, 56 Oxford Street. Manchester M1 6EU.
Managing Director.
I co-founded the Organisation, originally known as Prestbury Financial Services, with Mr Lee Birkett, initially as a Finance Broking partnership with no financial backing. I have shared responsibility for all aspects of the running and development of the Organisation. As the company has grown, my involvement has evolved towards the running and fine-tuning of the Organisation as it develops.
My current duties include, daily direction of all pending business from an underwriting and customer service perspective, development of subordinates, installation of improved structures and systems and origination and rekindling of new and old business associates to supplement our portfolio of Specialist Lending Partners and Introducers in a fast moving, constantly changing Market.

Statement.
This industry is one of the most challenging and potentially rewarding business there is. I have yet to meet an individual with any ability who has not become addicted to it. I believe that over the last 7 years we have graduated from pupil to master, along the way cementing strong and profitable relationships with some of the best individuals and organisations in the industry. We are now ideally positioned to explode into the forefront of the Financial arena.

1983-1993 **Hirt Combustion Engineers Ltd.**
Woodford Green Works, Woodford Park Industrial Estate, Leslie Road, Winsford, Cheshire CW7 2JZ
Production/Projects Manager.
I joined the company soon after its formation as one of as team of 3 people, designing, building, installing, commissioning & maintaining gaseous & liquid waste incineration units for Blue Chip companies world wide. As the company grew I became responsible for design approval, product enhancement & the establishment of improved production standards. In house my responsibilities extended to employment & supervision of production personnel, purchase of all capital equipment, Q.A. & production targets. On site I co-ordinated & supervised delivery, installation & commissioning of multi million pound plant all over the world, involving many weeks away from home in one stint. The company grew ten fold and was purchased from its American parent company by Caird Group Plc, who soon fell into conflict with the existing management team. I was made redundant to be reinstated on a contract basis, on increased remuneration. I soon became disheartened with the company direction and severed all ties within a year.

1979-1983 **National Supply Company Ltd (oil well manufacture).**
Birdhall Lane, Stockport, Cheshire.
Apprentice Mechanical/Production Engineer.

Interests

Outside of work my main interests, time permitting, include an active involvement in golf, rugby, football, shooting & two & four wheeled motor sport. I enjoy socialising with colleagues, friends & my family & greatly appreciate dining out & foreign travel, which appear be well-established industry requirements. I find a change is better than a rest. The industry is so intense that you have to play as hard as you work to relax, or one day you will be taken away in a yellow van or a wooden box.

Curriculum Vitae

...e	Lynne Patricia B...
...ess	... Cleaver M... Macclesfield Cheshire
... of B...h	12.11.53
...onality	British
...hools & Colleg...	Macclesfield High School for G... 1966-1969 Macclesfield College of Further Education 1987-1989 Stoke on Trent College of Further Education 1990- 1991

...lifications

... Level	Business Law Data Processing Accounting & Costing Economics
... III Final	Taxation Auditing Accounting ... Cost Accounting & Management IT Systems Analys... Financial Planning & Reporting

...loyment Hist...

...19- Current ...tbury Holdings Ltd	Finance Director/Financial Controller
...ponsibilities	Financial Planning - Reporting ... Board & External Organisations Financial Control - Banks and ... forecasts Design & Implementation of a... ...ernal administrative procedures Design & Implementation of a... ...ernal financial procedures Responsibility for development ... Solution Network division Commissions ... control Wages & Salaries Full board member involved in ...cisions making process

1995-1999 Chambers Administrator
Lincoln House Chambers

Responsibilities

Lincoln House is a high profile crime chambers for 32 self-employed barristers with a 4 [illegible] turnover p.a. I was responsible for All financial planning & reporting for the collective running of chambers. Incorporating all financial affairs for self employed barristers & VAT & Tax inspections.
Negotiations with Circuit Taxation Director for stage & final payments for Crown Court trials involving multi handed trials.ie. QC's Leaders & Juniors.
Collection of all barristers income from various payment bodies (Crown Court [illegible] Solicitors [illegible] Clients)

[illegible]-1994 Financial Analyst Planning & Reporting
Siemens plc

Responsibility for Manchester & Congleton divisions
The collection & consolidation of Profit centre reporting for Executive [illegible] Parent Company in Germany
Statistical [illegible] analysis [illegible] Historical, Actual Forecasts & two Planning years
Preparation of [illegible] reports used in the decision making process for all Profit Centre Managers in house in UK & Europe
Co-ordination [illegible] planning process for my area of responsibility
Preparation [illegible] administration [illegible] allocation keys for distribution of overheads to [illegible] profit centres [illegible] cost centres.
Supervision [illegible]
Fixed Asset Register for my area of responsibility, which involved Capitalisation of Buildings & [illegible]ents.

[illegible]-1988

I began my career with Barclays Bank plc as a junior cashier, and then worked in [illegible] accounts [illegible] in the locality, during which time I gained experience [illegible] lower level accounting Sales Ledger [illegible] Control [illegible] Purchase Ledger, wages, Salaries etc
I began to study for formal accounting qualifications once my children were established at school and had begun to work at a more senior level. I did not continue these studies as I began a career with Siemens UK Who, at the time were not a British listed Company. Reports were of German origin & reported directly to Germany. Recruitment for these positions took the form iof internal training programs for graduates & A level recruits. It was not, at that time, a requirement [illegible] hold [illegible] formal UK accounting qualifications.
Since becoming [illegible] this has changed. I found myself during that time one of the very few commercial staff within Siemens UK who had any formal accounting qualifications [illegible] the early stages.

7 Ludford Close
Watermays Village
Newcastle
Staffordshire
ST5 7SD

Tel - Home: 01782 380 070
Mob: 07720 101 535

mikemoroney@solutionnetwork.co.uk

Michael A. Moroney - IT Director

Personal Information.

Full Name: Michael Adrian Madruga Moroney

Status: Married

Children: 3

DOB: 17/05/1972

Nationality: British

Experience

1995–Present Prestbury Holdings Ltd Macclesfield.

IT Director

- Salary:- £39,000 P.A.

- I joined the company in 1995 when Prestbury Financial Services was in its infancy. As a Sales Representative I was responsible for the signing up of clients as well as the processing of the loans. After a time I became more office based concentrating on underwriting which has become one of my main objectives within the business. In 1998 I was appointed as a Director of Prestbury Mortgage Services.
- Since being office based I have accepted responsibility for the I.T. systems used by the group at all sites. More recently my time has been devoted to the implementation and maintaining of the hardware requirements for the groups web presence. In order that Solution Network could transact business more efficiently I have designed and installed a database system which is capable of holding Intermediary information together with their individual client data. I am currently overseeing the pending implementation of a new server and CRM system that will replace the fragmented systems that the company is currently employing..

1994–1995 David Lewis Centre Warford, Cheshire.

Care Assistant

- I took 12 months to work with young children with behavioural problems as a direct result of Epilepsy. The main objective was to complete a 12 week assessment in respect of the severity of each child's' social and medical problems as a direct result of the condition.

1989–1994 Signet Group - H.Samuel Birmingham.

Assistant Manager

- After completing the 6-month probationary period with the group I was assigned to the Management Programme. Over the 5-year period I worked at 7 branches with varying degrees of responsibility, including the hiring of temporary staff for the Manchester branch during the Christmas period. During the final 18 months I was Assistant Manager of the Buxton, Derbyshire branch.

1989–1989 Concept Marketing UK Ltd Altrincham, Cheshire.

Sales Representative

- The main objective was 'Cold Call' sales. This experience taught me a lot in a very short space of time. Due to the company's financial status I ended my employment without remuneration for the contracts.

Education

1983–1989 All Hallows C.H.S Macclesfield

- A-Level education

Interests

I enjoy going to the theatre (musical rather than verbal performance), having participated in numerous production in leading roles. I am a keen follower of most types of motor sport and have participated, in my younger days, in many team activities such as Rugby Union, Badminton and Fencing.

KEITH BETHELL LYCETT

5 Darren Close Cowbridge Vale of Glamorgan CF71 7DE

Tel/ Fax: 01446 772242 Direct fax: 01446 773433 e-mail: keith.lycett@lineone.net

Nationality: British Date of birth: 30.09.1935 Married three children

---

Education	1947 - 1954	King Edward VI School Five Ways Birmingham
	1954 - 1958	Birmingham University BSc Mechanical Engineering
	1965 - 1967	Loughborough TC and Luton TC Industrial Administration pts I & II, leading to CEng, MIMechE in 1972
	1993 - 1996	Financial Planning Certificate pts I, II & III
Career	1958 - 1960	Bristol Aeroplane Company Post-graduate apprenticeship Bristol Engines Gas turbine Development Engineer
	1960 - 1964	Girling Ltd Senior Development Engineer Car & Commercial Vehicle disk braking
	1964 - 1973	SKF Ltd (formerly Skefco Ball Bearings Ltd) Technical Sales Representative, East Midlands to 1966 Regional Manager, Scotland & Ireland, to 1971 General Manager, Automotive OEM Division to 1973
	1974 - 1982	Fram Europe Ltd, filtration equipment manufacturers Aftermarket Sales Manager to 1976 OEM Sales & Marketing Manager to 1979 General Sales Manager to 1982
	1982 - 1984	Automotive Products Ltd OEM Sales & Marketing Manager
	1985 - 1987	Allied Dunbar Ltd Self-employed Sales Associate
	1987 - 1989	Tomkinson Financial Ltd, independent financial advisers Marketing & Training Manager Lectured in 'Manangement and Finance' for 1st year Engineering and IT students at University of Glamorgan and Bridgend Technical College.
	1989 - 1990	CJ Knight Management Services Ltd, financial advisers Appointed representatives of MGM Assurance Ltd Senior financial consultant

1990 - 1992	Bont-faen Financial Services, financial advisers Appointed representatives of Gresham Assurance Ltd Principal & sole proprietor
1992 - 2000	Bont-faen Financial Services, IFA, member of Interlink Premier Network Ltd (formerly Tomkinson Financial Ltd). Sept 1995 Compliance Officer and, from Feb 1996 to end 2000, Compliance Director, Interlink Premier Network Ltd.

Present activities

- consultant to Interlink Premier Network Ltd with regard to FSA compliance, assistance in concluding Pension Review, advising on and dealing with handling of complaints and providing general guidance in Network matters. Commenced January 2001; will complete end July 2002.
- compliance consultant to Prestbury Holdings Ltd, t/a Solution Network Ltd, with regard to preparation of Network's compliance and competence programmes and personnel for FSA regulation of the firm's business.
- delivering *ad hoc* assistance to IFAs on request with particular reference to case completion and compliance guidance.

Keith Lycett

10.07.02

Jose Rial

Curriculum Vitae: Creative Director: new media/internet designer

Personal Details	
Name:	Jose Rial
Address:	58 Thirlmere, Macclesfield, Cheshire, SK11 7YJ
Age:	34
D.O.B.	6/11/67
Salary:	N/A
Tel:	01625 268325
Mobile:	07720 101 539
Nationality:	British
Marital Status:	Divorced
Children:	2
C.D. License:	Yes
Transport:	Yes
Email:	jrial@moneybrain.com

Software Skills	
Dreamweaver:	Used to produce HTML websites
Flash:	Used to produce interactive or animated websites
Photoshop:	Used to manipulate pictures or compress graphics
Illustrator:	Used to create vector based graphics, DTP or logos
Quark Xpress:	Used to create desk top publishing and layouts
Lightwave 3D:	Used to create 3D animation or animated logos
Director:	Used to create interactive CD's
e-commerce:	Used to create purchase online websites

URL'S Produced
www.solutionnetwork.co.uk
www.dmcdist.co.uk
www.focaldesign.co.uk
www.moneybrain.com
www.newtractor.co.uk
www.rial.fsbusiness.co.uk/rosehill (testing mode)
www.loansuk.co.uk

Education	
1979-85	
School:	All Hallows Catholic High School
Qualifications:	(O-Levels) English, General Studies, Art, Geography, History) (CSE's) 5 Various Subjects (A-Level) Art
1986-88	
College:	Mid Cheshire College Art & Design
Qualifications:	B-Tec National Diploma in Graphic Design

Last Employer	
2000	
Company:	**Prestbury Holdings Ltd** 5th Floor, Churchgate house, 56 Oxford Street, Manchester M1 6EU
Position:	**Creative Director** I have worked with Prestbury Holdings on a consultation bases since it's formation in 1994. I joined the company on a full time basis in july 2000. My main project was to give the company a powerful presence on the web, which would bring in Further business. I would also have to design and maintain the websites promote and advertise the company including Moneybrain.com and solutionnetwork.co.uk for them to sustain their leading presence on the internet.
Time Employed:	2yrs

Employment Continued	
2000	
Company:	**Pixel Multimedia** 3rd floor, King Edward House, Jordangate, Macclesfield
Position:	**Senior Designer** My job role was to liase with clients either face to face or via the phone to ascertain what design elements they require. Then I would get the appropriate designer or freelancer to complete the job. At Pixel we would work on a wide range of projects from web design to multimedia projects, interactive CD's and corporate company image. As well as liasing with my colleagues and design director I also had to produce a lot of the ideas for myself using Dreamweaver, Photoshop, Flash Director.
Time Employed:	6mths

Employment Continued	
1998-2000	
Company:	**Logical** APV Building, Speedwell Road, Newcastle-under-Lyme, Staffordshire ST5 7RG
Position:	**Studio Manager** This job involved the complete control of a design team. I attended meetings with high-end corporate companies detailing how they wished to see their company represented on the web. I then related this information back to my team of designers and then I saw the project to completion. If I felt the project needed more of my imput I would then decide to take the project on from start to completion. This would include designing the initial look and feel of the site, getting the clients approval, Suggesting what items should go into the site to bring it to life i.e. Giffs, animation, 3D,downloads etc. I would communicate with the programmers if needed, produce all the pages in an authoring package and finally get the finished site live before the completion date. Photoshop 5, Flash 3, Quark Xpress, Illustrator, Front Page 2000, Dreamweaver3, Lightwave 3D, Giff Animator, Premier, Director 6 and various other software packages including e-commerce.
Time Employed:	2yrs

Employment Continued	
1994-97	
Company:	**Macclesfield College** Maclesfield College, Mill Street, Macclesfield, Cheshire SK10 3PM
Position:	**Part time Lecturer** Teaching students the leading software in desk top publishing and the Internet skills so that they could obtain a National Diploma Certificate
Time: Employed:	3yrs

Employment Continued	
1990-98	
Company:	**Hollas Garments Ltd** Century House, Pacific Road, Altrincham
Position:	**Studio Manager** Producing print designs, Visuals, layouts, packaging and company literature for a fashion company that dealt with high street chains such as BHS, Woolworths, Debenhams
Time: Employed:	8yrs

Employment Continued	
1988-90	
Company:	**Ibj Marketing and Advertising** Grampian House, 144 Deansgate, Manchester M3 3EE
Position:	**Finished Artist** Producing print artwork for newspaper ads and magazines. This entailed using apple macs and Quark Xpress to produce the artwork for the final print run. I also designed corporate imagery, which included designing logos and stationary.
Time: Employed:	2mths

Referees	
Lee Birkett (Chairman) Prestbury Holdings Ltd Church Street Macclesfield Cheshire SK11 6LB	Joe Piner (Managing Director) Ibj Marketing and Advertising Grampian House 144 Deansgate Manchester M3 3EE

Why Me?
I have very good communication skills and what I don't know I learn very quickly. Over the years I have gained a vast amount of experience in the new media arena and feel that which ever company I work for I will become an asset to that company.

If you would like to see an online version of my C.V. please visit http://www.i4creativity.com

APPENDIX F

SERVICE CONTRACTS OF KEY PERSONNEL

DATED 1 August 2002

PRESTBURY HOLDINGS PLC (1)

and

LEE BIRKETT (2)

SERVICE AGREEMENT

Atlantic Law
Solicitors and Attorneys
One Great Cumberland Place
London
W1H 7AL

Ref: ALG/ML/SWH
[29.07.02]

THIS AGREEMENT is dated 1 August 2002 and is made

BETWEEN:-

Parties:

1. 'The Company': Prestbury Holdings PLC (registered no 4494134) whose registered office is at [5th Floor, 56 Oxford Street, Manchester.]

2. 'The Executive': Lee Birkett of The Newlands, 145 Whirley Road, Macclesfield, Cheshire SK10 3JL.

Operative provisions:

Interpretation

1.1 The headings and marginal headings to the clauses are for convenience only and have no legal effect.

1.2 Any reference in this Agreement to any Act or delegated legislation includes any statutory modification or re-enactment of it or the provision referred to.

1.3 Reference to clauses, sub-clauses and schedules are unless otherwise stated to clauses, sub-clauses and schedules to this Agreement.

1.4 Unless otherwise required words denoting the singular include the plural and vice versa and words denoting the masculine include the feminine and vice versa.

1.5 In this Agreement and the schedules:

'THE BOARD' means the Board of Directors of the Company from time to time and includes any committee of the Board duly appointed by it;

'CONFIDENTIAL INFORMATION' means all New Material and all other confidential information relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and its customers and suppliers;

'COMPANY INVENTION' means any improvement, invention or discovery made by the Executive which applying the provisions of s.39 of the Patents Act 1977 in the determination of ownership is, as between the parties, the property of the Company;

'FIELD OF BUSINESS' means any business or profession supplying mortgage, financial and intermediary services or services of the kind supplied by the Company or its Group Companies being carried on at the date on which the Executive's employment ends;

'GROUP COMPANY' means any holding company for the time being of the Company (as defined in section 736 of the Companies Act 1985) of the Company and/or any company which for the time being is a company having an ordinary share capital (as defined in s 832 of the Income and Corporation Taxes Act 1988) of which not less than 25 per cent is owned directly or indirectly by the Company [or its holding

company] applying the provisions of s 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership and/or a subsidiary (as defined in section 736 of the Companies Act 1985) and/or any other company on behalf of which the Executive carries out duties and/or any other company which is agreed by the Company and the Executive to be a Group Company for the purposes of this Agreement;

'MANAGING DIRECTOR' means any person or persons jointly holding such office of the Company from time to time and includes any person(s) exercising substantially the functions of a managing director or chief executive officer of the Company;

'NEW MATERIAL' means all new or improved products, processes, systems, designs, computer programs, information, data or other items developed or acquired by the Executive which relate to or could be used in connection with or to further the Company's business or interests;

'~~RECOGNISED INVESTMENT EXCHANGE~~REGULATED PERSON' means any authorised ~~body of~~ persons or recognized investment exchange~~which is for the time being a Recognised Investment Exchange~~ for the purposes of the Financial Services ~~Act 1986~~ and Markets Act 2000;

'RESTRICTED EMPLOYEES' means any of the Company's employees or directors who has Confidential Information or is employed by the Company in a senior executive capacity;

'RESTRICTED PERIOD' means the duration of this Agreement and the period starting the end of the Executive's employment and lasting ~~6~~24 months.

2 **Appointment and duration**

2.1 The Company appoints the Executive and the Executive agrees to serve as Chief Executive of the Company or in such other appointment as may from time to time be agreed. The Executive accepts that the Company may require him to perform other duties or tasks not within the scope of his normal duties and the Executive agrees to perform those duties or undertake those tasks as if they were specifically required under this Agreement.

2.2 The appointment shall commence on [1 August————] 200~~1~~2 and shall continue (subject to earlier termination as provided for in this Agreement) until terminated by either party giving to the other not less than 12 months prior notice.

2.3 With the prior consent of the Executive the Company may from time to time appoint any other person or persons to act jointly with the Executive in his appointment.

2.4 The Executive warrants that by virtue of entering into this Agreement, [or the other agreements or arrangements made or to be made between the Company or any Group Company and him,] he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

3 **Duties of the Executive**

3.1 The Executive shall at all times during the period of this Agreement:

3.1.1 devote the whole of his time, attention, skill and ability to the duties of his appointment provided that

without prejudice to the terms of this Agreement the Board may at any time require the Executive to cease performing and exercising all or any such duties, functions and powers;

3.1.2 faithfully and diligently perform those duties and exercise such powers consistent with them which are from time to time assigned to or vested in him;

3.1.3 obey all lawful and reasonable directions of the Board;

3.1.4 use his best endeavours to promote the interests of the Company and its Group Companies;

3.1.5 keep the Board promptly and fully informed (in writing if so requested) of his conduct of the business or affairs of the Company and its Group Companies and provide such explanations as the Board may require;

3.1.6 not at any time make any untrue or misleading statements relating to the Company or any Group Company.

3.2 The Executive shall (without further remuneration) if and for so long as the Company require during the period of this Agreement:

3.2.1 carry out duties on behalf of any Group Company;

3.2.2 act as an officer of any Group Company or hold any other appointment or office as nominee or representative of the Company or any Group Company;

3.2.3 carry out such duties and the duties attendant on any such appointment as if they were duties to be performed by him on behalf of the Company.

4 Conflict of Interest

4.1 The Executive shall not during the period of this Agreement either on his own account or as the employer of others or otherwise be engaged or concerned in any business other than that of the Company or any Group Company or accept any other engagement or public office except with the written consent of the Company but the Executive may nevertheless be or become ~~or~~a minority holder of any securities which are quoted in a ~~Recognised Investment Exchange~~Regulated Person.

5 Compliance/Dealings in "Securities"

5.1 The Executive shall during his employment and for 12 months after the termination of his employment comply and shall procure that his spouse and minor children shall comply with all applicable rules of law any ~~recognised investment exchange~~Regulated Person regulations including the "~~Model Code for Securities Transactions by Directors of Listed Companies~~The Combined Code Principles of Good Governance and Code of Best Practice" issued by the ~~London Stock Exchange~~ United Kingdom Listing Authority (regulated by the Financial Services Authority) and any Company policy issued in relation to dealings in shares debentures or other securities of the Company and any Group Company or any unpublished price sensitive information affecting the securities of any other Company.

6 Place of work and residence

6.1 The Executive shall perform his duties at the head office of the Company 5th Floor, 56 Oxford Street, Manchester and/or such other place of business of the Company or of any Group Company as the Company requires whether inside or outside the United Kingdom but the Company shall not without his prior consent require him to go to or reside anywhere outside the United Kingdom except for occasional visits in the ordinary course of his duties.

7 Pay

7.1 During his appointment the Company shall pay to the Executive a basic salary at the rate of £~~140~~92,000 per year which shall accrue day-to-day and be payable by equal monthly instalments in arrears on or about the 15th day of each month. The salary shall be deemed to include any fees receivable by the Executive as a Director of the Company or any Group Company, or of any other company or unincorporated body in which he holds office as nominee or representative of the Company or any Group Company.

7.2 The Executive's basic salary shall be reviewed by the Board in January each year and the rate of basic salary may be increased by the Company with effect from that date by such amount if any as it shall think fit.

7.3 At the absolute discretion of the Board, the Executive may be allowed to participate in such bonus scheme or schemes as the Company operates for executives of comparable status and on such terms (including any performance targets or criteria) as the Board may determine from time to time. Participation in any such scheme for any year does not confer on the Executive any right to participate the following year or subsequent years.

7.4 Payment of the salary may be by the Company or any Group Company and, if more than one company, in such proportions as the Board may from time to time think fit.

8 Pension

8.1 The Company will put in place a Pension Scheme subject to the terms of its Deed and Rules from time to time which are available for inspection from the Company Secretary. The Company will contribute in equal monthly instalments an amount equal to 5% of the Executive's basic salary for the benefit of the Employee, subject to the rules of the Scheme. The Company shall be entitled at any time to terminate the Scheme or the Executive's membership of it without compensation subject to providing him with the benefit of an equivalent pension scheme ('the New Scheme') each and every benefit of which shall be not less favourable than the benefits provided to the Executive under the existing scheme and will ensure that the Executive is fully credited in the New Scheme for his pensionable service in the existing scheme as if such pensionable service had been under the New Scheme.

9 Insurance benefits

9.1 The Executive shall be entitled to participate at the Company's expense in the Company's permanent health insurance scheme and in the Company's private medical expenses insurance scheme, subject always to the rules of such schemes.

10 Car

10.1 Subject to the Executive holding a current full driving licence the Company shall provide the Executive for his sole business use and private use by him and his spouse with a car of a make, model and specification of his choice provided that the cost to the Company in respect of the car shall not be more than £1,~~1~~54~~0~~0

per month (such limit to be reviewed by the Company from time to time and increased commensurately with increases in new car prices) and subject to the Board approving such choice as is commensurate with both the status of the Executive and the image of the Company (which approval shall not be withheld unreasonably).

10.2 The Company shall bear all standing and running expenses of the car.

10.3 The Executive shall always comply with all regulations laid down by the Company from time to time with respect to company cars; shall forthwith notify the Company of any accidents involving his company car and of any charges of driving offences which are brought against him and, on the termination of his appointment whether lawfully or unlawfully, shall forthwith return his company car, its keys and all documents relating to it and all accessories in the car or provided to the Executive in connection with the car, to the Company at its head office.

10.4 The Executive will take good care of the motorcar and procure that the provisions and conditions of any policy of insurance relating to it are observed in all respects.

10.5 For the purpose of calculating the value to the Executive of using the car for his private purposes the Inland Revenue scales will be used.

11 Telephone

11.1 The Executive will be provided with a mobile telephone, the cost of which will be paid by the Company. Upon the termination of his appointment, he shall forthwith return the phone and all documents and accessories relating to it to the Company at its head office.

11.2 The Company shall reimburse the Executive the reasonable cost of the telephone including line rental and telephone calls of his main residence, subject to the Executive producing to the Company the telephone bill. The Company reserves the right to withdraw this benefit at any time without compensation.

12 Expenses

12.1 The Company shall reimburse to the Executive on a monthly basis all travelling, hotel, entertainment and other expenses reasonably incurred by him in the proper performance of his duties subject to the Executive complying with such guidelines or regulations issued by the Company from time to time in this respect and to the production to the Company of such vouchers or other evidence of actual payment of the expenses as the Company may reasonably require.

12.2 Where the Company issues a company sponsored credit or charge card to the Executive he shall use such card only for expenses reimbursable under clause 12.1 above, and shall return it to the Company together with any other property of the Company forthwith on the termination of his employment.

13 Holiday

13.1 In addition to English public holidays the Executive is entitled to ~~25~~30 working days paid holiday in each holiday year from 1 January to 31 December to be taken at such time or times as are agreed with the Board. The Executive shall not without the consent of the Board carry forward any unused part of his holiday entitlement to a subsequent holiday year.

13.2 For the holiday year during which his appointment commences or terminates, the Executive is entitled to 2 working days holiday for each complete calendar month of his employment by the Company during that holiday year. On the termination of his appointment for whatever reason, the Executive shall be entitled to pay in lieu of outstanding holiday entitlement or shall be required to repay to the Company any salary received for holiday taken in excess of his actual entitlement. The basis for payment and repayment shall be 1/253 x of the Executive's annual basic salary for each day.

14 Sickness

14.1 If the Executive is absent because of sickness (including mental disorder) or injury he shall report this fact forthwith to the Company Secretary's office and if the Executive is so prevented for seven or more consecutive days he shall provide a medical practitioner's statement on the eighth day and weekly thereafter so that the whole period of absence is certified by such statements. Immediately following his return to work after a period of absence the Executive shall complete a Self-Certification form available from the Company Secretary's office detailing the reason for his absence.

14.2 If the Executive shall be absent due to sickness (including mental disorder) or injury duly certified in accordance with the provisions of clause 14.1 hereof; he shall be paid his full basic salary hereunder for up to 65 working days' absence in any period of 12 consecutive months and thereafter such remuneration, if any, as the Board shall from time to time determine provided that such remuneration shall:

14.2.1 never be less than the proceeds received by the Company in respect of the Executive under the Company's permanent health insurance scheme (after paying pension contributions);

14.2.2 be inclusive of any Statutory Sick Pay to which the Executive is entitled under the provisions of the Social Security Contributions and Benefits Act 1992 and any Social Security Sickness Benefit or other benefits recoverable by the Executive (whether or not recovered) may be deducted therefrom.

14.3 For Statutory Sick Pay purposes the Executive's qualifying days shall be his normal working days.

14.4 If the Executive is absent from work because of any injury or condition (physical or mental and whether or not sustained in the course of his duties) caused wholly or partly by any act or omission of any person, firm, company or organisation (other than the Company or any Group Company) from whom the Executive may be or become entitled to recover damages or compensation, any sum paid by the Company to the Executive in respect of the absence will be an interest free loan to the Executive repayable immediately by the Executive to the Company on recovery by him of any such damages or compensation. The Executive shall forthwith notify the Company of all the relevant circumstances and of any claim, compromise settlement or judgement made or awarded in connection therewith.

14.5 At any time during the period of his appointment, (but not normally more often than once every second year) the Executive shall at the request and expense of the Company permit himself to be examined by a registered medical practitioner to be selected by the Company and hereby authorises such medical practitioner to disclose to and discuss with the Company's medical adviser the results of such examination and any matters which arise from it in order that the Company's medical adviser can notify the Company of any matters which, in his opinion, might hinder or prevent the Executive (if during a period of incapacity) from returning to work for any period or (in other circumstances) from properly performing any duties of his appointment at any time.

15 Inventions and Patents

15.1 If the Executive makes any invention whether patentable or not which relates to or is capable of being used in any business of the Company with which the Executive is (at the time of making the invention) or has been (within the two years before that time) concerned to a material degree the Executive must disclose it to the Company immediately to enable the Company to determine whether or not it is a Company Invention.

15.2 If the invention is not a Company Invention, the Company shall treat all information disclosed to it by the Executive as the Executive's confidential ~~property.~~ property.

15.3 If the invention is a Company Invention, the Executive shall hold it in trust for the Company and, at the request and expense of the Company anywhere in the world and at any time promptly, do all things necessary or desirable (including the execution of documents) to enable the Company or its nominee to obtain for itself the full benefit of and to secure patent or other appropriate forms of protection for the Company Invention throughout the World.

15.4 Decisions as to the patenting and exploitation of any Company Invention shall be at the sole discretion of the Company.

15.5 The Executive irrevocably appoints the Company Secretary to be his attorney in his name and on his behalf to execute documents, to use his name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of the provisions of clause 15 and a certificate in writing signed by any Director or the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case so far as any third party is concerned.

15.6 The provisions of this clause 15 and all sub-clauses are without prejudice to the provisions of the Patents Act 1977.

16 Copyright

16.1 The Executive shall promptly disclose to the Company all copyright works or designs originated, conceived, written or made by him alone or with others (except only those works originated, conceived, written or made by him wholly outside his normal working hours which are wholly unconnected with his appointment) and shall hold them in trust for the Company until such rights shall be fully and absolutely vested in the Company for the full periods of protection available in law including all renewals and extensions.

16.2 The Executive hereby assigns to the Company by way of future assignment all copyright, design rights, the rights to register trade marks or service marks and other proprietary rights (if any) for the full terms thereof throughout the World in respect of all copyright works and designs originated, conceived, written or made by him (except only those works or designs originated, conceived, written or made by him wholly outside his normal working hours which are wholly unconnected with his appointment) during the period of his appointment by the Company (the 'Works').

16.3 The Executive hereby irrevocably and unconditionally waives in favour of the Company any and all moral rights conferred on him by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 for any Works.

16.4 The Executive acknowledges that, for the purpose of the proviso to section 2(1) Registered Designs Act 1949 (as amended), the covenants on the part of him and the Company will be treated as good consideration and the Company will be the proprietor of any design which forms part of the Works.

16.5 The Executive will (both during and after the termination of his employment) at the Company 's request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Company to substantiate, assure, defend or protect the rights of the Company to or in respect of any Works.

16.6 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do everything necessary to effect the obligations of the Executive, under this clause on his behalf.

17 Confidential Information

17.1 In this clause "Confidential Information" means all New Material and all other confidential information relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and Group Companies and its customers and suppliers.

17.2 Except as authorised or required by his duties the Executive shall keep secret and shall not use or disclose and shall use his best endeavours to prevent the use or disclosure by or to any person of any of the Company's or Group Companies' Confidential Information which comes to his knowledge during his employment.

17.3 The restriction in clause 17.2 shall apply during and after the termination of the Executive's employment without any time limit but shall cease to apply to information or knowledge which the Executive establishes has in its entirety become public knowledge otherwise than through any unauthorised disclosure or other breach on his part of that restriction.

17.4 All records in any medium (whether written, computer readable or otherwise) including accounts, documents, drawings and private notes about the Company or Group Company and all copies and extracts of them made or acquired by the Executive in the course of his employment shall be:

- the property of the Company;
- used for the purpose of the Company only;
- returned to the Company on demand at any time; and
- returned to the Company (or deleted from any re-usable material) without demand on the termination of the Executive's employment.

18 Use of internet/e-mail

18.1 The Executive must not, under any circumstances, during his hours of work for the Company, use the e-mail or internet service for any purpose other than to carry out his duties as set out in clause 3.

18.2 Any unauthorised use of the e-mail or internet service will constitute gross misconduct.

18.3 The Company reserves the right to monitor any incoming or outgoing e-mail messages at any time.

19 Termination of agreement

19.1 Automatic termination

Notwithstanding any other provision of this Agreement the Executive's employment shall automatically terminate without notice and/or payment in lieu of notice and/or compensation of any kind:

~~19.1.1 on the Executive reaching his 65th birthday; or~~

19.1.21 if the Executive becomes prohibited by law from being a director; or

19.1.32 if he resigns his office; or

19.1.43 if the office of director of the Company held by the Executive is vacated pursuant to the Company's Articles of Association save if the vacation shall be caused by sickness (including mental disorder) or injury.

19.2 Suspension

In order to investigate a complaint against the Executive of misconduct the Company is entitled to suspend the Executive on full pay for so long as may be necessary to carry out a proper investigation and hold a disciplinary hearing.

19.3 Immediate dismissal

Without prejudice to any other rights of the Company the Company may terminate this Agreement with immediate effect without being under any obligation to pay further remuneration or provide further benefits to the Executive or provide notice or payment in lieu of notice or any other compensation to the Executive if the Executive:

19.3.1 commits any act of gross misconduct or repeats or continues (after written warning) any other serious breach of his obligations under this Agreement; or

19.3.2 is guilty of any conduct which in the reasonable opinion of the Board brings him, the Company or any Group Company into disrepute; or

19.3.3 is convicted of any criminal offence (excluding an offence under road traffic legislation in the United Kingdom or elsewhere for which he is not sentenced to any term of imprisonment whether immediate or suspended); or

19.3.4 commits any act of dishonesty whether relating to the Company, any Group Company, any of its or their employees or otherwise; or

~~19.3.5 becomes bankrupt or has an interim order made against him under the Insolvency Act 1986 or makes any arrangement or composition with his creditors generally; or~~

19.3.65 is in the reasonable opinion of the Board incompetent in the performance of his duties or fails to perform his duties to a satisfactory standard.

19.4 Dismissal on short notice

The Company may terminate this Agreement notwithstanding clause 2.2 and clause 14.2 by not less than 3 months' prior notice given at any time while the Executive is incapacitated by ill-health or accident from performing his duties under this Agreement and he has been so incapacitated for a period or periods aggregating 65 days in the preceding 12 months. Provided that

19.4.1 the Company shall withdraw any such notice if during the currency of the notice the Executive returns to full time duties and provides a medical practitioner's certificate satisfactory to the Board to the effect that he has fully recovered his health and that no recurrence of his illness or incapacity can reasonably be anticipated.

19.4.2 the Company shall notwithstanding the termination of this Agreement continue the employment of the Executive (if necessary) so that he may continue to receive benefits under the Company's permanent health insurance scheme.

19.5 Alternative Duties upon Termination

Without prejudice to clause 3 the Company shall not be under any obligation to vest in or assign to the Executive any powers or duties or to provide work for the Executive and the Board may in its absolute discretion without breaching the terms of this Agreement or giving rise to any claim against the Company or any Group Company at any time or for any time or from time to time or after notice of termination has been given by either party pursuant to clause 2.2 or otherwise under the terms of this Agreement or if the Executive seeks to or indicates an intention to resign as a director of the Company or any Group Company or terminates his employment:-

(i) exclude the Executive from the premises of the Company and/or any Group Company;

(ii) require the Executive to carry out specified duties (consistent with the Executive's status, role and experience for the Company) other than those referred to in clause 3 or carry out no duties;

(iii) announce to employees, suppliers and customers and The London Stock Exchange that the Executive has been given notice of termination or has resigned (as the case may be);

(iv) instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company or any Group Company until his employment hereunder has terminated

for all or part of the notice period or other period as the case may be provided that the Executive continues to be paid and enjoys his full contractual benefits for the period of the exclusion (unless and until his employment under this Agreement shall be terminated under any provision of this Agreement). During any such period the Executive will not be permitted to work for any other person firm company or organisation or to carry out work on his own account without the prior written permission of the Board.

19.6 Assistance

Before and after termination of the Executive's employment, the Executive will provide the Company and/or any Group Company with reasonable assistance regarding matters of which he has knowledge and/or experience and will assist the Company and/or any Group Company in any proceedings or possible proceedings in which the Company and/or Group Company is or may be a party.

19.7 Pay in lieu

Notwithstanding the provisions of clauses 2.2 and 19.4 the Company shall be entitled to discharge any obligations to the Executive in relation to any notice required to be given under clause 2.2 or pursuant to

clause 19.4 hereof by making a payment in lieu of notice subject to deduction of tax and national insurance due in relation to such payment.

19.8 Miscellaneous

On the termination of this Agreement for whatever reason, the Executive shall at the request of the Company:

19.8.1 resign (without claim for compensation but without prejudice to any claims which the Executive may have against any company arising out of breach of this Agreement) from all and any offices which he may hold as a Director of the Company or of any Group Company and from all other appointments or offices including trusteeships which he holds as nominee or representative of the Company or any Group Company; and

19.8.2 transfer without payment to the Company or as the Company may direct any qualifying shares provided by it to him; or procure the transfer of all shares held by him in trust or as a nominee by virtue of his employment with the Company to such person or persons as the Company may direct

and if he should fail to do so within seven days the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents or do any things necessary or requisite to effect such resignation(s) and/or transfer(s). Any delay by the Company in exercising any right of termination shall not constitute a waiver thereof.

20 Change in control (unquoted or private company)

20.1 If, prior to the date agreed pursuant to this Agreement for the termination of the employment of the Executive, the employment of the Executive is terminated by reason of the liquidation, reorganisation or other reconstruction of the Company or any other Group Company or as part of any other rearrangement of the affairs of the Company or any other such company not involving a liquidation and if the Executive is offered employment by a reconstructed company or by another Group Company on terms not less favourable to the Executive than those of this Agreement the Executive shall be obliged to accept such offer and shall have no claim against the Company in respect of the termination of his employment.

20.2 If the Executive shall have been offered but shall have unreasonably refused to agree to the transfer of this Agreement by way of novation to a company which has acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets of or of the equity share capital of the Company, the Executive shall have no claim against the Company in respect of the termination of his/her employment hereunder by reason of the subsequent winding-up of the Company or of the disclaimer of this Agreement by the Company within one month after such acquisition.

21 Post Termination Restrictions

21.1 The Executive shall not for the Restricted Period directly or indirectly solicit or transact business in the Field of Business in competition with the Company from or with any of the Company's customers clients, agents, suppliers, advisers or introducers of business.

21.2 The Executive shall not for the Restricted Period directly or indirectly cause or encourage any of the Company's customers, agents, suppliers, advisers or introducers of business to cease or restrict or reduce its dealings with, orders, supplies, services or advice to the Company.

21.3 The Executive shall not for the Restricted Period for any purpose in the Field of Business directly or

indirectly:

- employ, be employed by, enter into any business relationship with a Restricted Employee; or
- be employed by any person who employs or intends to employ a Restricted Employee.

21.4 The Executive shall not for the Restricted Period directly or indirectly cause, encourage or assist any of the Company's restricted employees or directors to leave its service or to do anything which if done by the Executive would be breach of this agreement.

21.5 The Executive shall not for the Restricted Period directly or indirectly work for any person who as a result of engaging the Executive or his services in any capacity becomes a competitor of the Company.

21.6 The Executive shall not for the Restricted Period directly or indirectly work or engage or be interested in the United Kingdom in any business in the Field of Business and which competes with the Company.

21.7 The Executive shall not at any time after the termination of his employment under this Agreement directly or indirect represent himself as being interested in or employed by or in any way connected with the Company or its business.

22 Limitation on Restrictions

22.1 References to the Company's customers, clients, agents, suppliers, advisers, employees and directors means those at the date of termination and during the ~~one~~two years immediately before it.

22.2 The above restrictions shall apply only in respect of the customers, agents, suppliers, advisers, employees, directors, premises and business in respect of which the Executive (or one of his subordinates) has during the last ~~1~~24 months of his employment been materially responsible or involved.

22.3 Each of the restrictions in this clause are separate restrictions for the separate benefit of the Company and each Group Company and shall be severable one from another.

22.4 The parties agree that the periods referred to in clause 21.1, 21.2, 21.3, 21.4, 21.5 and 21.6 will be reduced by one day for everyday during which at the Company's direction and pursuant to clause 19.5 of this Service Agreement the Executive has been excluded from the Company's premises and/or not carried out any duties or has carried out duties other than his normal duties.

22.5 The restrictions in this clause shall apply and remain in force notwithstanding that the Executive establishes that his employment was terminated unfairly or on the grounds of redundancy (both within the meaning of the Employment Rights Act 1996 Act) or as a result of a breach by the Company of the terms of this Agreement.

22.6 The Company shall have the right at any time during or after the termination of this Agreement by written notice to reduce the scope or extent of any of the restrictions contained in this clause.

23 Deductions

23.1 The Executive hereby authorises the Company, to deduct from his remuneration (which for this purpose includes salary, pay in lieu of notice, commission, bonus, holiday pay and sick pay) all debts owed by the Executive to the Company or any Group Company including, without limitation, any overpayments, loans or advances made to him by the Company, the cost of repairing any damage or loss to the Company's property, caused by him and any losses suffered by the Company as a result of negligence or breach of duty by the Executive. This clause is without prejudice to the right of the Company and/or any Group Company to recover any sums or balance of sums owing by the Executive to the Company [and/or any

Group Company by legal proceedings.

24 General

24.1 Other terms

_______The provisions of the Company's standard terms and conditions of employment (as amended from time to _______time) shall be terms of the Executive's employment except to the extent that they are inconsistent with this _______Agreement.

24.2 Statutory particulars

The further particulars of terms of employment not contained in the body of this Agreement which must be given to the Executive in compliance with Part 1 of the Employment Rights Act 1996 are given in Schedule 1.

24.3 Personal data

The Company reserves the right to process personal data in respect of the Executive when such processing is necessary for the performance of a contract to which the Executive is a party, in accordance with the Data Protection Act 1998.

24.4 Prior agreements

24.4.1 This Agreement sets out the entire agreement and understanding of the parties and is in substitution for any previous agreements, arrangements, contracts of employment or for services between the Company or any of its Group Companies, agreements, arrangements and the Executive (whether written, oral or implied) which shall be deemed to have been terminated by mutual consent. The Executive and the Company acknowledge that in entering into this Agreement neither has relied on any representation or undertaking by the other whether oral or in writing except as expressly incorporated in this Agreement.

24.4.2 The Executive agrees that he has no outstanding claims of any kind against the Company and/or against any Group Company.

24.5 Accrued rights

The expiration or termination of this Agreement however arising shall not operate to affect such of the provisions of this Agreement as are expressed to operate or have effect after then and shall be without prejudice to any accrued rights or remedies of the parties.

24.6 Proper law

_______The validity construction and performance of this Agreement shall be governed by English law.

24.7 Acceptance of jurisdiction

All disputes claims or proceedings between the parties relating to the validity construction or performance of this Agreement shall be subject to the jurisdiction of the courts of England and Wales -to which the parties irrevocably submit.

24.8 Notices

Any notice to be given by a party under this Agreement must be in writing in the English language and must be given by delivery at or by sending by first class post or other faster postal service, or facsimile transmission or other means of telecommunication in permanent written form (provided the addressee has his or its own facilities for receiving such transmissions) to its registered office for the time being in the case of the Company and to the last known postal address or relevant telecommunications number of the other party. Where notice is given by sending in a prescribed manner it shall be deemed to have been received when in the ordinary course of the means of transmission it would be received by the addressee. To prove the giving of a notice it shall be sufficient to show it was dispatched. A notice shall have effect from the sooner of its actual or deemed receipt by the addressee.

IN WITNESS WHEREOF THE EXECUTIVE AND THE COMPANY HAVE EXECUTED THIS DOCUMENT AS A DEED THE DAY AND YEAR FIRST BEFORE WRITTEN

Signed by the Executive

and delivered as a Deed

in the presence of [__________]

____
Witness signature

____
Witness name

____
Witness address

____
Witness occupation

Signed and delivered as a deed

by [_____________] (Director) and

[_____________] (Director/Secretary) ______________________

for and on behalf of the Company

in the presence of [_____________]

____
Witness signature

Witness name

Witness address

Witness occupation

SCHEDULE 1

Part 1 Employment Rights Act 1996

The following information is given to supplement the information given in the body of the Agreement in order to comply with the requirements of Part 1 of the Act.

1 The Executive's employment with the Company commenced on 1 August 2002.

2 The Executive's period of continuous employment with the Company began on 1 August 2002.

3 The Executive's hours of work are the normal hours of the Company from 9 am to 5.30 pm Monday to Friday each week together with such additional hours (without remuneration) as may be necessary so as properly to fulfil his duties.

4 No Contracting-Out Certificate pursuant to the provisions of the Pensions Schemes Act 1993 is held by the Company in respect of the Executive's employment.

5 The Company does not have a formal disciplinary procedure which is applicable to the Executive.

6 If the Executive has any grievance relating to his employment (other than one relating to a disciplinary decision) he should refer such grievance to the Chairman of the Board and if the grievance is not resolved by discussion with him it will be referred to the Board for resolution.

7 There are no Collective Agreements which affect the terms and conditions of employment of the Executive.

DATED 6th APRIL 2001

PRESTBURY HOLDINGS LTD (1)

and

STEVEN KEENAN (2)

SERVICE AGREEMENT

---

turner parkinson
Solicitors
Hollins Chambers
64a Bridge Street
Manchester
M3 3BA

Ref: ST
12.01.01

THIS AGREEMENT is dated 6th APRIL 2001 and is made

BETWEEN:-

Parties:

1. 'The Company': Prestbury Holdings Ltd (registered no 3756833 whose registered office is at 5th Floor, 56 Oxford Street, Manchester.

2. 'The Executive': Steven Keenan of [SPINDLE HEY, PRICKY LANE, PRESTBURY CHESHIRE SK10 4AE.

Operative provisions:

Interpretation

1.1 *The headings and marginal headings to the clauses are for convenience only and have no legal effect.*

1.2 Any reference in this Agreement to any Act or delegated legislation includes any statutory modification or re-enactment of it or the provision referred to.

1.3 Reference to clauses, sub-clauses and schedules are unless otherwise stated to clauses, sub-clauses and schedules to this Agreement.

1.4 Unless otherwise required words denoting the singular include the plural and vice versa and words denoting the masculine include the feminine and vice versa.

1.5 In this Agreement and the schedules:

'THE BOARD' means the Board of Directors of the Company from time to time and includes any committee of the Board duly appointed by it;

'CONFIDENTIAL INFORMATION' means all New Material and all other confidential information relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and its customers and suppliers;

'COMPANY INVENTION' means any improvement, invention or discovery made by the Executive which applying the provisions of s.39 of the Patents Act 1977 in the determination of ownership is, as between the parties, the property of the Company;

'FIELD OF BUSINESS' means any business or profession supplying mortgage, financial and intermediary services or services of the kind supplied by the Company or its Group Companies being carried on at the date on which the Executive's employment ends;

'GROUP COMPANY' means any holding company for the time being of the Company (as defined in section 736 of the Companies Act 1985) of the Company and/or any company which for the time being is a company having an ordinary share capital (as defined in s 832 of the Income and Corporation Taxes Act 1988) of which not less than 25 per cent is owned directly or indirectly by the Company [or its holding

company] applying the provisions of s 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership and/or a subsidiary (as defined in section 736 of the Companies Act 1985) and/or any other company on behalf of which the Executive carries out duties and/or any other company which is agreed by the Company and the Executive to be a Group Company for the purposes of this Agreement;

'MANAGING DIRECTOR' means any person or persons jointly holding such office of the Company from time to time and includes any person(s) exercising substantially the functions of a managing director or chief executive officer of the Company;

'NEW MATERIAL' means all new or improved products, processes, systems, designs, computer programs, information, data or other items developed or acquired by the Executive which relate to or could be used in connection with or to further the Company's business or interests;

'RECOGNISED INVESTMENT EXCHANGE' means any body of persons which is for the time being a Recognised Investment Exchange for the purposes of the Financial Services Act 1986;

'RESTRICTED EMPLOYEES' means any of the Company's employees or directors who has Confidential Information or is employed by the Company in a senior executive capacity];

'RESTRICTED PERIOD' means the duration of this Agreement and the period starting the end of the Executive's employment and lasting 6 months.

2 Appointment and duration

2.1 The Company appoints the Executive and the Executive agrees to serve as Managing Director of the Company or in such other appointment as may from time to time be agreed. The Executive accepts that the Company may require him to perform other duties or tasks not within the scope of his normal duties and the Executive agrees to perform those duties or undertake those tasks as if they were specifically required under this Agreement.

2.2 The appointment shall commence on [6th APRIL] 2001 and shall continue (subject to earlier termination as provided for in this Agreement) until terminated by either party giving to the other not less than 12 months prior notice.

2.3 With the prior consent of the Executive the Company may from time to time appoint any other person or persons to act jointly with the Executive in his appointment.

2.4 The Executive warrants that by virtue of entering into this Agreement [or the other agreements or arrangements made or to be made between the Company or any Group Company and him] he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

3 Duties of the Executive

3.1 The Executive shall at all times during the period of this Agreement:

3.1.1 devote the whole of his time, attention, skill and ability to the duties of his appointment provided that without prejudice to the terms of this Agreement the Board may at any time require the Executive to cease performing and exercising all or any such duties, functions and powers;

3.1.2 faithfully and diligently perform those duties and exercise such powers consistent with them which are from time to time assigned to or vested in him;

3.1.3 obey all lawful and reasonable directions of the Board;

3.1.4 use his best endeavours to promote the interests of the Company and its Group Companies;

3.1.5 keep the Board promptly and fully informed (in writing if so requested) of his conduct of the business or affairs of the Company and its Group Companies and provide such explanations as the Board may require;

3.1.6 not at any time make any untrue or misleading statements relating to the Company or any Group Company.

3.2 The Executive shall (without further remuneration) if and for so long as the Company require during the period of this Agreement:

3.2.1 carry out duties on behalf of any Group Company;

3.2.2 act as an officer of any Group Company or hold any other appointment or office as nominee or representative of the Company or any Group Company;

3.2.3 carry out such duties and the duties attendant on any such appointment as if they were duties to be performed by him on behalf of the Company.

4 Conflict of Interest

4.1 The Executive shall not during the period of this Agreement either on his own account or as the employer of others or otherwise be engaged or concerned in any business other than that of the Company or any Group Company or accept any other engagement or public office except with the written consent of the Company but the Executive may nevertheless be or become or minority holder of any securities which are quoted in a Recognised Investment Exchange.

5 Compliance/Dealings in "Securities"

5.1 The Executive shall during his employment and for 12 months after the termination of his employment comply and shall procure that his spouse and minor children shall comply with all applicable rules of law any recognised investment exchange regulations including the "Model Code for Securities Transactions by Directors of Listed Companies" issued by the London Stock Exchange and any Company policy issued in relation to dealings in shares debentures or other securities of the Company and any Group Company or any unpublished price sensitive information affecting the securities of any other Company.

6 Place of work and residence

6.1 The Executive shall perform his duties at the head office of the Company 5th Floor, 56 Oxford Street, Manchester and/or such other place of business of the Company or of any Group Company as the Company requires whether inside or outside the United Kingdom but the Company shall not without his prior consent require him to go to or reside anywhere outside the United Kingdom except for occasional visits in the ordinary course of his

duties.

7 Pay

7.1 During his appointment the Company shall pay to the Executive a basic salary at the rate of £100,000 per year which shall accrue day-to-day and be payable by equal monthly instalments in arrears on or about the 15th day of each month. The salary shall be deemed to include any fees receivable by the Executive as a Director of the Company or any Group Company, or of any other company or unincorporated body in which he holds office as nominee or representative of the Company or any Group Company.

7.2 The Executive's basic salary shall be reviewed by the Board in January each year and the rate of basic salary may be increased by the Company with effect from that date by such amount if any as it shall think fit.

7.3 At the absolute discretion of the Board, the Executive may be allowed to participate in such bonus scheme or schemes as the Company operates for executives of comparable status and on such terms (including any performance targets or criteria) as the Board may determine from time to time. Participation in any such scheme for any year does not confer on the Executive any right to participate the following year or subsequent years.

7.4 Payment of the salary may be by the Company or any Group Company and, if more than one company, in such proportions as the Board may from time to time think fit.

8 Pension

8.1 The Company will put in place a Pension Scheme subject to the terms of its Deed and Rules from time to time which are available for inspection from the Company Secretary. The Company will contribute in equal monthly instalments an amount equal to 5% of the Executive's basic salary for the benefit of the Employee, subject to the rules of the Scheme. The Company shall be entitled at any time to terminate the Scheme or the Executive's membership of it without compensation subject to providing him with the benefit of an equivalent pension scheme ('the New Scheme') each and every benefit of which shall be not less favourable than the benefits provided to the Executive under the existing scheme and will ensure that the Executive is fully credited in the New Scheme for his pensionable service in the existing scheme as if such pensionable service had been under the New Scheme.

9 Insurance benefits

9.1 The Executive shall be entitled to participate at the Company's expense in the Company's permanent health insurance scheme and in the Company's private medical expenses insurance scheme, subject always to the rules of such schemes.

10 Car

10.1 Subject to the Executive holding a current full driving licence the Company shall provide the Executive for his sole business use and private use by him and his spouse with a car of a make, model and specification of his choice provided that the cost to the Company in respect of the car shall not be more than £820.00 per month (such limit to be reviewed by the Company from time to time and increased commensurately with increases in new car prices) and subject to the Board approving such choice as is commensurate with both the status of the Executive and the image of the Company (which approval shall not be withheld unreasonably).

10.2 The Company shall bear all standing and running expenses of the car.

10.3 The Executive shall always comply with all regulations laid down by the Company from time to time with respect to company cars; shall forthwith notify the Company of any accidents involving his company car and of any charges of driving offences which are brought against him and, on the termination of his appointment whether lawfully or unlawfully, shall forthwith return his company car, its keys and all documents relating to it and all accessories in the car or provided to the Executive in connection with the car, to the Company at its head office.

10.4 The Executive will take good care of the motorcar and procure that the provisions and conditions of any policy of insurance relating to it are observed in all respects.

10.5 For the purpose of calculating the value to the Executive of using the car for his private purposes the Inland Revenue scales will be used.

11 Telephone

11.1 The Executive will be provided with a mobile telephone, the cost of which will be paid by the Company. Upon the termination of his appointment, he shall forthwith return the phone and all documents and accessories relating to it to the Company at its head office.

11.2 The Company shall reimburse the Executive the reasonable cost of the telephone including line rental and telephone calls of his main residence, subject to the Executive producing to the Company the telephone bill. The Company reserves the right to withdraw this benefit at any time without compensation.

12 Expenses

12.1 The Company shall reimburse to the Executive on a monthly basis all travelling, hotel, entertainment and other expenses reasonably incurred by him in the proper performance of his duties subject to the Executive complying with such guidelines or regulations issued by the Company from time to time in this respect and to the production to the Company of such vouchers or other evidence of actual payment of the expenses as the Company may reasonably require.

12.2 Where the Company issues a company sponsored credit or charge card to the Executive he shall use such card only for expenses reimbursable under clause 12.1 above, and shall return it to the Company together with any other property of the Company forthwith on the termination of his employment.

13 Holiday

13.1 In addition to English public holidays the Executive is entitled to 25 working days paid holiday in each holiday year from 1 January to 31 December to be taken at such time or times as are agreed with the Board. The Executive shall not without the consent of the Board carry forward any unused part of his holiday entitlement to a subsequent holiday year.

13.2 For the holiday year during which his appointment commences or terminates, the Executive is entitled to 2 working days holiday for each complete calendar month of his employment by the Company during that holiday year. On the termination of his appointment for whatever reason, the Executive shall be entitled to pay in lieu of outstanding holiday entitlement or shall be required to repay to the Company any salary received for holiday taken in excess of his actual entitlement. The basis for payment and repayment shall be 1/253 x of the Executive's annual basic salary for each day.

14 Sickness

14.1 If the Executive is absent because of sickness (including mental disorder) or injury he shall report this fact forthwith to the Company Secretary's office and if the Executive is so prevented for seven or more consecutive days he shall provide a medical practitioner's statement on the eighth day and weekly thereafter so that the whole period of absence is certified by such statements. Immediately following his return to work after a period of absence the Executive shall complete a Self-Certification form available from the Company Secretary's office detailing the reason for his absence.

14.2 If the Executive shall be absent due to sickness (including mental disorder) or injury duly certified in accordance with the provisions of clause 14.1 hereof; he shall be paid his full basic salary hereunder for up to 65 working days' absence in any period of 12 consecutive months and thereafter such remuneration, if any, as the Board shall from time to time determine provided that such remuneration shall:

14.2.1 never be less than the proceeds received by the Company in respect of the Executive under the Company's permanent health insurance scheme (after paying pension contributions);

14.2.2 be inclusive of any Statutory Sick Pay to which the Executive is entitled under the provisions of the Social Security Contributions and Benefits Act 1992 and any Social Security Sickness Benefit or other benefits recoverable by the Executive (whether or not recovered) may be deducted therefrom.

14.3 For Statutory Sick Pay purposes the Executive's qualifying days shall be his normal working days.

14.4 If the Executive is absent from work because of any injury or condition (physical or mental and whether or not sustained in the course of his duties) caused wholly or partly by any act or omission of any person, firm, company or organisation (other than the Company or any Group Company) from whom the Executive may be or become entitled to recover damages or compensation, any sum paid by the Company to the Executive in respect of the absence will be an interest free loan to the Executive repayable immediately by the Executive to the Company on recovery by him of any such damages or compensation. The Executive shall forthwith notify the Company of all the relevant circumstances and of any claim, compromise settlement or judgement made or awarded in connection therewith.

14.5 At any time during the period of his appointment, (but not normally more often than once every second year) the Executive shall at the request and expense of the Company permit himself to be examined by a registered medical practitioner to be selected by the Company and hereby authorises such medical practitioner to disclose to and discuss with the Company's medical adviser the results of such examination and any matters which arise from it in order that the Company's medical adviser can notify the Company of any matters which, in his opinion, might hinder or prevent the Executive (if during a period of incapacity) from returning to work for any period or (in other circumstances) from properly performing any duties of his appointment at any time.

15 Inventions and Patents

15.1 If the Executive makes any invention whether patentable or not which relates to or is capable of being used in any business of the Company with which the Executive is (at the time of making the invention) or has been (within the two years before that time) concerned to a material degree the Executive must disclose it to the Company immediately to enable the Company to determine whether or not it is a Company Invention.

15.2 If the invention is not a Company Invention, the Company shall treat all information disclosed to it by the Executive as the Executive's confidential property .

15.3 If the invention is a Company Invention, the Executive shall hold it in trust for the Company and, at the request and expense of the Company anywhere in the world and at any time promptly, do all things necessary or desirable (including the execution of documents) to enable the Company or its nominee to obtain for itself the full benefit of and to secure patent or other appropriate forms of protection for the Company Invention throughout the World.

15.4 Decisions as to the patenting and exploitation of any Company Invention shall be at the sole discretion of the Company.

15.5 The Executive irrevocably appoints the Company Secretary to be his attorney in his name and on his behalf to execute documents, to use his name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of the provisions of clause 15 and a certificate in writing signed by any Director or the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case so far as any third party is concerned.

15.6 The provisions of this clause 15 and all sub-clauses are without prejudice to the provisions of the Patents Act 1977.

16 Copyright

16.1 The Executive shall promptly disclose to the Company all copyright works or designs originated, conceived, written or made by him alone or with others (except only those works originated, conceived, written or made by him wholly outside his normal working hours which are wholly unconnected with his appointment) and shall hold them in trust for the Company until such rights shall be fully and absolutely vested in the Company for the full periods of protection available in law including all renewals and extensions.

16.2 The Executive hereby assigns to the Company by way of future assignment all copyright, design rights, the rights to register trade marks or service marks and other proprietary rights (if any) for the full terms thereof throughout the World in respect of all copyright works and designs originated, conceived, written or made by him (except only those works or designs originated, conceived, written or made by him wholly outside his normal working hours which are wholly unconnected with his appointment) during the period of his appointment by the Company (the 'Works').

16.3 The Executive hereby irrevocably and unconditionally waives in favour of the Company any and all moral rights conferred on him by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 for any Works.

16.4 The Executive acknowledges that, for the purpose of the proviso to section 2(1) Registered Designs Act 1949 (as amended), the covenants on the part of him and the Company will be treated as good consideration and the Company will be the proprietor of any design which forms part of the Works.

16.5 The Executive will (both during and after the termination of his employment) at the Company 's request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Company to substantiate, assure, defend or protect the rights of the Company to or in respect of any Works.

16.6 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do everything necessary to effect the obligations of the Executive, under this clause on his behalf.

17 Confidential Information

17.1 In this clause "Confidential Information" means all New Material and all other confidential information

relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and Group Companies and its customers and suppliers.

17.2 Except as authorised or required by his duties the Executive shall keep secret and shall not use or disclose and shall use his best endeavours to prevent the use or disclosure by or to any person of any of the Company's or Group Companies' Confidential Information which comes to his knowledge during his employment.

17.3 The restriction in clause 17.2 shall apply during and after the termination of the Executive's employment without any time limit but shall cease to apply to information or knowledge which the Executive establishes has in its entirety become public knowledge otherwise than through any unauthorised disclosure or other breach on his part of that restriction.

17.4 All records in any medium (whether written, computer readable or otherwise) including accounts, documents, drawings and private notes about the Company or Group Company and all copies and extracts of them made or acquired by the Executive in the course of his employment shall be:

- the property of the Company;
- used for the purpose of the Company only;
- returned to the Company on demand at any time; and
- returned to the Company (or deleted from any re-usable material) without demand on the termination of the Executive's employment.

18 Use of internet/e-mail

18.1 The Executive must not, under any circumstances, during his hours of work for the Company, use the e-mail or internet service for any purpose other than to carry out his duties as set out in clause 3.

18.2 Any unauthorised use of the e-mail or internet service will constitute gross misconduct.

18.3 The Company reserves the right to monitor any incoming or outgoing e-mail messages at any time.

19 Termination of agreement

19.1 Automatic termination

Notwithstanding any other provision of this Agreement the Executive's employment shall automatically terminate without notice and/or payment in lieu of notice and/or compensation of any kind:

19.1.1 on the Executive reaching his 65th birthday; or

19.1.2 if the Executive becomes prohibited by law from being a director; or

19.1.3 if he resigns his office; or

19.1.4 if the office of director of the Company held by the Executive is vacated pursuant to the Company's Articles of Association save if the vacation shall be caused by sickness (including mental disorder) or injury.

19.2 Suspension

In order to investigate a complaint against the Executive of misconduct the Company is entitled to suspend the Executive on full pay for so long as may be necessary to carry out a proper investigation and hold a disciplinary

hearing.

19.3 Immediate dismissal

Without prejudice to any other rights of the Company the Company may terminate this Agreement with immediate effect without being under any obligation to pay further remuneration or provide further benefits to the Executive or provide notice or payment in lieu of notice or any other compensation to the Executive if the Executive:

19.3.1 commits any act of gross misconduct or repeats or continues (after written warning) any other serious breach of his obligations under this Agreement; or

19.3.2 is guilty of any conduct which in the reasonable opinion of the Board brings him, the Company or any Group Company into disrepute; or

19.3.3 is convicted of any criminal offence (excluding an offence under road traffic legislation in the United Kingdom or elsewhere for which he is not sentenced to any term of imprisonment whether immediate or suspended); or

19.3.4 commits any act of dishonesty whether relating to the Company, any Group Company, any of its or their employees or otherwise; or

19.3.5 becomes bankrupt or has an interim order made against him under the Insolvency Act 1986 or makes any arrangement or composition with his creditors generally; or

19.3.6 is in the reasonable opinion of the Board incompetent in the performance of his duties or fails to perform his duties to a satisfactory standard.

19.4 Dismissal on short notice

The Company may terminate this Agreement notwithstanding clause 2.2 and clause 14.2 by not less than 3 months' prior notice given at any time while the Executive is incapacitated by ill-health or accident from performing his duties under this Agreement and he has been so incapacitated for a period or periods aggregating 65 days in the preceding 12 months. Provided that

19.4.1 the Company shall withdraw any such notice if during the currency of the notice the Executive returns to full time duties and provides a medical practitioner's certificate satisfactory to the Board to the effect that he has fully recovered his health and that no recurrence of his illness or incapacity can reasonably be anticipated.

19.4.2 the Company shall notwithstanding the termination of this Agreement continue the employment of the Executive (if necessary) so that he may continue to receive benefits under the Company's permanent health insurance scheme.

19.5 Alternative Duties upon Termination

Without prejudice to clause 3 the Company shall not be under any obligation to vest in or assign to the Executive any powers or duties or to provide work for the Executive and the Board may in its absolute discretion without breaching the terms of this Agreement or giving rise to any claim against the Company or any Group Company at any time or for any time or from time to time or after notice of termination has been given by either party pursuant to

clause 2.2 or otherwise under the terms of this Agreement or if the Executive seeks to or indicates an intention to resign as a director of the Company or any Group Company or terminates his employment:-

(i) exclude the Executive from the premises of the Company and/or any Group Company;

(ii) require the Executive to carry out specified duties (consistent with the Executive's status, role and experience for the Company) other than those referred to in clause 3 or carry out no duties;

(iii) announce to employees, suppliers and customers and The London Stock Exchange that the Executive has been given notice of termination or has resigned (as the case may be);

(iv) instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company or any Group Company until his employment hereunder has terminated

for all or part of the notice period or other period as the case may be provided that the Executive continues to be paid and enjoys his full contractual benefits for the period of the exclusion (unless and until his employment under this Agreement shall be terminated under any provision of this Agreement). During any such period the Executive will not be permitted to work for any other person firm company or organisation or to carry out work on his own account without the prior written permission of the Board.

19.6 Assistance

Before and after termination of the Executive's employment, the Executive will provide the Company and/or any Group Company with reasonable assistance regarding matters of which he has knowledge and/or experience and will assist the Company and/or any Group Company in any proceedings or possible proceedings in which the Company and/or Group Company is or may be a party.

19.7 Pay in lieu

Notwithstanding the provisions of clauses 2.2 and 19.4 the Company shall be entitled to discharge any obligations to the Executive in relation to any notice required to be given under clause 2.2 or pursuant to clause 19.4 hereof by making a payment in lieu of notice subject to deduction of tax and national insurance due in relation to such payment.

19.8 Miscellaneous

On the termination of this Agreement for whatever reason, the Executive shall at the request of the Company:

19.8.1 resign (without claim for compensation but without prejudice to any claims which the Executive may have against any company arising out of breach of this Agreement) from all and any offices which he may hold as a Director of the Company or of any Group Company and from all other appointments or offices including trusteeships which he holds as nominee or representative of the Company or any Group Company; and

19.8.2 transfer without payment to the Company or as the Company may direct any qualifying shares provided by it to him; or procure the transfer of all shares held by him in trust or as a nominee by virtue of his employment with the Company to such person or persons as the Company may direct

and if he should fail to do so within seven days the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents or do any things necessary or requisite to effect such resignation(s) and/or transfer(s). Any delay by the Company in exercising any right of termination shall not constitute a waiver thereof.

20 Change in control (unquoted or private company)

20.1 If, prior to the date agreed pursuant to this Agreement for the termination of the employment of the Executive, the employment of the Executive is terminated by reason of the liquidation, reorganisation or other reconstruction of the Company or any other Group Company or as part of any other rearrangement of the affairs of the Company or any other such company not involving a liquidation and if the Executive is offered employment by a reconstructed company or by another Group Company on terms not less favourable to the Executive than those of this Agreement the Executive shall be obliged to accept such offer and shall have no claim against the Company in respect of the termination of his employment.

20.2 If the Executive shall have been offered but shall have unreasonably refused to agree to the transfer of this Agreement by way of novation to a company which has acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets of or of the equity share capital of the Company, the Executive shall have no claim against the Company in respect of the termination of his/her employment hereunder by reason of the subsequent winding-up of the Company or of the disclaimer of this Agreement by the Company within one month after such acquisition.

21 Post Termination Restrictions

21.1 The Executive shall not for the Restricted Period directly or indirectly solicit or transact business in the Field of Business in competition with the Company from or with any of the Company's customers clients, agents, suppliers, advisers or introducers of business.

21.2 The Executive shall not for the Restricted Period directly or indirectly cause or encourage any of the Company's customers, agents, suppliers, advisers or introducers of business to cease or restrict or reduce its dealings with, orders, supplies, services or advice to the Company.

21.3 The Executive shall not for the Restricted Period for any purpose in the Field of Business directly or indirectly:

- employ, be employed by, enter into any business relationship with a Restricted Employee; or
- be employed by any person who employs or intends to employ a Restricted Employee.

21.4 The Executive shall not for the Restricted Period directly or indirectly cause, encourage or assist any of the Company's restricted employees or directors to leave its service or to do anything which if done by the Executive would be breach of this agreement.

21.5 The Executive shall not for the Restricted Period directly or indirectly work for any person who as a result of engaging the Executive or his services in any capacity becomes a competitor of the Company.

21.6 The Executive shall not for the Restricted Period directly or indirectly work or engage or be interested in the United Kingdom in any business in the Field of Business and which competes with the Company.

21.7 The Executive shall not at any time after the termination of his employment under this Agreement directly or indirect represent himself as being interested in or employed by or in any way connected with the Company or its business.

22 Limitation on Restrictions

22.1 References to the Company's customers, clients, agents, suppliers, advisers, employees and directors means those at the date of termination and during the one year immediate before it.

22.2 The above restrictions shall apply only in respect of the customers, agents, suppliers, advisers, employees, directors, premises and business in respect of which the Executive (or one of his subordinates) has during the last 12 months of his employment been materially responsible or involved.

22.3 Each of the restrictions in this clause are separate restrictions for the separate benefit of the Company and each Group Company and shall be severable one from another.

22.4 The parties agree that the periods referred to in clause 21.1, 21.2, 21.3, 21.4, 21.5 and 21.6 will be reduced by one day for everyday during which at the Company's direction and pursuant to clause 19.5 of this Service Agreement the Executive has been excluded from the Company's premises and/or not carried out any duties or has carried out duties other than his normal duties.

22.5 The restrictions in this clause shall apply and remain in force notwithstanding that the Executive establishes that his employment was terminated unfairly or on the grounds of redundancy (both within the meaning of the Employment Rights Act 1996 Act) or as a result of a breach by the Company of the terms of this Agreement.

22.6 The Company shall have the right at any time during or after the termination of this Agreement by written notice to reduce the scope or extent of any of the restrictions contained in this clause.

23 Deductions

23.1 The Executive hereby authorises the Company, to deduct from his remuneration (which for this purpose includes salary, pay in lieu of notice, commission, bonus, holiday pay and sick pay) all debts owed by the Executive to the Company or any Group Company including, without limitation, any overpayments, loans or advances made to him by the Company, the cost of repairing any damage or loss to the Company's property, caused by him and any losses suffered by the Company as a result of negligence or breach of duty by the Executive. This clause is without prejudice to the right of the Company and/or any Group Company to recover any sums or balance of sums owing by the Executive to the Company [and/or any Group Company by legal proceedings.

24 General

24.1 Other terms

The provisions of the Company's standard terms and conditions of employment (as amended from time to time) shall be terms of the Executive's employment except to the extent that they are inconsistent with this Agreement.

24.2 Statutory particulars

The further particulars of terms of employment not contained in the body of this Agreement which must be given to the Executive in compliance with Part 1 of the Employment Rights Act 1996 are given in Schedule 1.

24.3 Personal data

The Company reserves the right to process personal data in respect of the Executive when such processing is necessary for the performance of a contract to which the Executive is a party, in accordance with the Data Protection Act 1998.

24.4 Prior agreements

24.4.1 This Agreement [sets out the entire agreement and understanding of the parties and] is in substitution for any previous agreements, arrangements, contracts of employment or for services between the Company or any of its Group Companies, agreements, arrangements and the Executive (whether written, oral or implied) which shall be deemed to have been terminated by mutual consent. The Executive and the Company acknowledge that in entering into this Agreement neither has relied on any representation or undertaking by the other whether oral or in writing except as expressly incorporated in this Agreement.

24.4.2 The Executive agrees that he has no outstanding claims of any kind against the Company and/or against any Group Company.

24.5 Accrued rights

The expiration or termination of this Agreement however arising shall not operate to affect such of the provisions of this Agreement as are expressed to operate or have effect after then and shall be without prejudice to any accrued rights or remedies of the parties.

24.6 Proper law

The validity construction and performance of this Agreement shall be governed by English law.

24.7 Acceptance of jurisdiction

All disputes claims or proceedings between the parties relating to the validity construction or performance of this Agreement shall be subject to the jurisdiction of the courts of England and Wales to which the parties irrevocably submit.

24.8 Notices

Any notice to be given by a party under this Agreement must be in writing in the English language and must be given by delivery at or by sending by first class post or other faster postal service, or facsimile transmission or other means of telecommunication in permanent written form (provided the addressee has his or its own facilities for receiving such transmissions) to its registered office for the time being in the case of the Company and to the last known postal address or relevant telecommunications number of the other party. Where notice is given by sending in a prescribed manner it shall be deemed to have been received when in the ordinary course of the means of transmission it would be received by the addressee. To prove the giving of a notice it shall be sufficient to show it was dispatched. A notice shall have effect from the sooner of its actual or deemed receipt by the addressee.

IN WITNESS WHEREOF THE EXECUTIVE AND THE COMPANY HAVE EXECUTED THIS DOCUMENT AS A DEED THE DAY AND YEAR FIRST BEFORE WRITTEN

Signed by the Executive

and delivered as a Deed

in the presence of [L.P.BIRKETT]

Witness signature

L.P.BIRKETT

Witness name

61 Regent Foundry Court, Catherine St, Macclesfield SK11 6ET

Witness address

Financial Controller

Witness occupation

Signed and delivered as a deed

by [M.C.RANSOM] (Director) and

[L.J.BIRKETT] (Director/Secretary)

for and on behalf of the Company

in the presence of [ ]

Witness signature

MICHAEL MORGAN
Witness name

7 LUFFORD CLOSE
NEWCASTLE
STAFFORDSHIRE
Witness address

DIRECTOR (I.T.)
Witness occupation

SCHEDULE 1

Part 1 Employment Rights Act 1996

The following information is given to supplement the information given in the body of the Agreement in order to comply with the requirements of Part 1 of the Act.

1 The Executive's employment with the Company commenced on [21/4/99].

2 The Executive's period of continuous employment with the Company began on [21/4/99]].

3 The Executive's hours of work are the normal hours of the Company from [9.00] am to [5.30] pm Monday to Friday each week together with such additional hours (without remuneration) as may be necessary so as properly to fulfil his duties.

4 No Contracting-Out Certificate pursuant to the provisions of the Pensions Schemes Act 1993 is held by the Company in respect of the Executive's employment.

5 The Company does not have a formal disciplinary procedure which is applicable to the Executive.

6 If the Executive has any grievance relating to his employment (other than one relating to a disciplinary decision) he should refer such grievance to the Chairman of the Board and if the grievance is not resolved by discussion with him it will be referred to the Board for resolution.

7 There are no Collective Agreements which affect the terms and conditions of employment of the Executive.

DATED 5th April 2001

PRESTBURY HOLDINGS LIMITED (1)

and

LYNNE BIRKETT (2)

SERVICE AGREEMENT

---

turner parkinson
Solicitors
Hollins Chambers
64a Bridge Street
Manchester
M3 3BA

Ref: ST/RH
04.04.01

THIS AGREEMENT is dated 6th April. 2001 and is made

BETWEEN:-

Parties:

1. 'The Company': Prestbury Holdings Limited (registered no [3756833]) whose registered office is at 5th Floor, 56 Oxford Street, Manchester.

2. 'The Executive': Lynne Birkett of [81 Regents Foundry Court Catherine St. Macclesfield SK11 6ET.].

Operative provisions:

Interpretation

1.1 The headings and marginal headings to the clauses are for convenience only and have no legal effect.

1.2 Any reference in this Agreement to any Act or delegated legislation includes any statutory modification or re-enactment of it or the provision referred to.

1.3 Reference to clauses, sub-clauses and schedules are unless otherwise stated to clauses, sub-clauses and schedules to this Agreement.

1.4 Unless otherwise required words denoting the singular include the plural and vice versa and words denoting the masculine include the feminine and vice versa.

1.5 In this Agreement and the schedule[s]:

'THE BOARD' means the Board of Directors of the Company from time to time and includes any committee of the Board duly appointed by it;

'CONFIDENTIAL INFORMATION' means all New Material and all other confidential information relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and its customers and suppliers;

'COMPANY INVENTION' means any improvement, invention or discovery made by the Executive which applying the provisions of s.39 of the Patents Act 1977 in the determination of ownership is, as between the parties, the property of the Company;

'FIELD OF BUSINESS' means any business or profession supplying mortgage, financial and intermediary services of the kind supplied by the Company or its Group Companies being carried on at the date on which the Executive's employment ends;

'GROUP COMPANY' means any holding company for the time being of the Company (as defined in section 736 of the Companies Act 1985) of the Company and/or any company which for the time being is a company having an ordinary share capital (as defined in s 832 of the Income and Corporation Taxes Act 1988) of which not less than 25 per cent is owned directly or indirectly by the Company or its holding

company applying the provisions of s 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership and/or a subsidiary (as defined in section 736 of the Companies Act 1985) and/or any other company on behalf of which the Executive carries out duties and/or any other company which is agreed by the Company and the Executive to be a Group Company for the purposes of this Agreement;

'MANAGING DIRECTOR' means any person or persons jointly holding such office of the Company from time to time and includes any person(s) exercising substantially the functions of a managing director or chief executive officer of the Company;

'NEW MATERIAL' means all new or improved products, processes, systems, designs, computer programs, information, data or other items developed or acquired by the Executive which relate to or could be used in connection with or to further the Company's business or interests;

'RECOGNISED INVESTMENT EXCHANGE' means any body of persons which is for the time being a Recognised Investment Exchange for the purposes of the Financial Services Act 1986;

'RESTRICTED EMPLOYEES' means any of the Company's employees or directors who has Confidential Information or is employed by the Company in a senior executive capacity;

'RESTRICTED PERIOD' means the duration of this Agreement and the period starting the end of the Executive's employment and lasting 6 months.

2 Appointment and duration

2.1 The Company appoints the Executive and the Executive agrees to serve as Finance Director of the Company or in such other appointment as may from time to time be agreed. The Executive accepts that the Company may require her to perform other duties or tasks not within the scope of her normal duties and the Executive agrees to perform those duties or undertake those tasks as if they were specifically required under this Agreement.

2.2 The appointment shall be deemed to have commenced on 6 April 2001 and shall continue (subject to earlier termination as provided for in this Agreement) until terminated by either party giving to the other not less than 3 months prior notice.

2.3 With the prior consent of the Executive the Company may from time to time appoint any other person or persons to act jointly with the Executive in her appointment.

2.4 The Executive warrants that by virtue of entering into this Agreement or the other agreements or arrangements made or to be made between the Company or any Group Company and her she will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon her.

3 Duties of the Executive

3.1 The Executive shall at all times during the period of this Agreement:

3.1.1 devote the whole of her time, attention, skill and ability to the duties of her appointment provided that without prejudice to the terms of this Agreement the Board may at any time require the Executive to cease performing and exercising all or any such duties, functions and powers;

3.1.2 faithfully and diligently perform those duties and exercise such powers consistent with them which are from time to time assigned to or vested in her;

3.1.3 obey all lawful and reasonable directions of the Board;

3.1.4 use her best endeavours to promote the interests of the Company and its Group Companies;

3.1.5 keep the person designated as her immediate superior promptly and fully informed (in writing if so requested) of her conduct of the business or affairs of the Company and its Group Companies and provide such explanations as her immediate superior may require;

3.1.6 not at any time make any untrue or misleading statements relating to the Company or any Group Company.

3.2 The Executive shall (without further remuneration) if and for so long as the Company require during the period of this Agreement:

3.2.1 carry out duties on behalf of any Group Company;

3.2.2 act as an officer of any Group Company or hold any other appointment or office as nominee or representative of the Company or any Group Company;

3.2.3 carry out such duties and the duties attendant on any such appointment as if they were duties to be performed by her on behalf of the Company.

4 Conflict of Interest

4.1 The Executive shall not during the period of this Agreement either on her own account or as the employer of others or otherwise be engaged or concerned in any business other than that of the Company or any Group Company or accept any other engagement or public office except with the written consent of the Company but the Executive may nevertheless be or become or minority holder of any securities which are quoted in a Recognised Investment Exchange.

5 Compliance/Dealings in "Securities"

5.1 The Executive shall during her employment and for 12 months after the termination of her employment comply and shall procure that her spouse and minor children shall comply with all applicable rules of law any recognised investment exchange regulations including the "Model Code for Securities Transactions by Directors of Listed Companies" issued by the London Stock Exchange and any Company policy issued in relation to dealings in shares debentures or other securities of the Company and any Group Company or any unpublished price sensitive information affecting the securities of any other Company.

6 Place of work and residence

6.1 The Executive shall perform her duties at the head office of the Company 5th Floor, 56 Oxford Street, Manchester and/or such other place of business of the Company or of any Group Company or the Company's clients as the Company requires whether inside or outside the United Kingdom but the Company shall not without her prior consent require her to go to or reside anywhere outside the United Kingdom except for occasional visits in the

ordinary course of her duties.

7 Pay

7.1 During her appointment the Company shall pay to the Executive a basic salary at the rate of £31,500 per year which shall accrue day-to-day and be payable by equal monthly instalments in arrears on or about the last working day of each month. The salary shall be deemed to include any fees receivable by the Executive as a Director of the Company or any Group Company, or of any other company or unincorporated body in which she holds office as nominee or representative of the Company or any Group Company.

7.2 The Executive's basic salary shall be reviewed by the Board in January each year.

7.3 At the absolute discretion of the Board, the Executive may be allowed to participate in such bonus scheme or schemes as the Company operates for executives of comparable status and on such terms (including any performance targets or criteria) as the Board may determine from time to time. Participation in any such scheme for any year does not confer on the Executive any right to participate the following year or subsequent years.

7.4 Payment of the salary may be by the Company or any Group Company and, if more than one company, in such proportions as the Board may from time to time think fit.

8 Pension

8.1 The Company shall provide a pension scheme from April 2001 for the benefit of the Executive and the Executive shall be entitled to be and remain a member of the Scheme, subject to the terms of its Deed and Rules from time to time. The Company will contribute by 12 equal monthly instalments a sum equivalent to 5% of the Executive's basic annual salary. The Company shall be entitled at any time to terminate the Scheme or the Executive's membership of it without compensation subject to providing her with the benefit of an equivalent pension scheme ('the New Scheme') each and every benefit of which shall be not less favourable than the benefits provided to the Executive under the existing scheme and will ensure that the Executive is fully credited in the New Scheme for her pensionable service in the existing scheme as if such pensionable service had been under the New Scheme.

9 Car

9.1 Subject to the Executive holding a current full driving licence the Company shall provide the Executive for her sole business use and private use by her and her spouse with a car of a make, model and specification of her choice provided that the cost to the Company in respect of the car shall not be more than £350 per month (such limit to be reviewed by the Company from time to time and increased commensurately with increases in new car prices) and subject to the Board approving such choice as is commensurate with both the status of the Executive and the image of the Company (which approval shall not be withheld unreasonably).

9.2 The Company shall bear all standing and running expenses of the car.

9.3 The Executive shall always comply with all regulations laid down by the Company from time to time with respect to company cars; shall forthwith notify the Company of any accidents involving her company car and of any charges of driving offences which are brought against her and, on the termination of her appointment whether lawfully or unlawfully, shall forthwith return her company car, its keys and all documents relating to it and all accessories in the car or provided to the Executive in connection with the car, to the Company at its head office.

9.4 The Executive will take good care of the motorcar and procure that the provisions and conditions of any

policy of insurance relating to it are observed in all respects.

9.5 For the purpose of calculating the value to the Executive of using the car for her private purposes the Inland Revenue scales will be used.

10 Expenses

10.1 The Company shall reimburse to the Executive on a monthly basis all travelling, hotel, entertainment and other expenses reasonably incurred by her in the proper performance of her duties subject to the Executive complying with such guidelines or regulations issued by the Company from time to time in this respect and to the production to the Company of such vouchers or other evidence of actual payment of the expenses as the Company may reasonably require.

10.2 Where the Company issues a company sponsored credit or charge card to the Executive she shall use such card only for expenses reimbursable under clause 10.1 above, and shall return it to the Company together with any other property of the Company forthwith on the termination of her employment.

11 Holiday

11.1 In addition to English public holidays the Executive is entitled to 23 working days paid holiday in each holiday year from 1 January to 31 December to be taken at such time or times as are agreed with the Managing Director. The Executive shall not without the consent of the Managing Director carry forward any unused part of her holiday entitlement to a subsequent holiday year.

11.2 For the holiday year during which her appointment commences or terminates, the Executive is entitled to 2 working days holiday for each complete calendar month of her employment by the Company during that holiday year. On the termination of her appointment for whatever reason, the Executive shall [not] either be entitled to pay in lieu of outstanding holiday entitlement or shall be required to repay to the Company any salary received for holiday taken in excess of her actual entitlement. The basis for payment and repayment shall be 1/253 x of the Executive's annual basic salary for each day.

12 Sickness

12.1 If the Executive is absent because of sickness (including mental disorder) or injury she shall report this fact forthwith to the Company Secretary's office and if the Executive is so prevented for seven or more consecutive days she shall provide a medical practitioner's statement on the eighth day and weekly thereafter so that the whole period of absence is certified by such statements. Immediately following her return to work after a period of absence the Executive shall complete a Self-Certification form available from the Company Secretary's office detailing the reason for her absence.

12.2 If the Executive shall be absent due to sickness (including mental disorder) or injury duly certified in accordance with the provisions of clause 12.1 hereof; she shall be paid her full remuneration hereunder for up to 65 working days' absence in any period of 12 consecutive months and thereafter such remuneration, if any, as the Board shall from time to time determine provided that such remuneration shall be inclusive of any Statutory Sick Pay to which the Executive is entitled under the provisions of the Social Security Contributions and Benefits Act 1992 and any Social Security Sickness Benefit or other benefits recoverable by the Executive (whether or not recovered) may be deducted therefrom.

12.3 For Statutory Sick Pay purposes the Executive's qualifying days shall be her normal working days.

12.4 If the Executive is absent from work because of any injury or condition (physical or mental and whether or not sustained in the course of her duties) caused wholly or partly by any act or omission of any person, firm, company or organisation (other than the Company or any Group Company) from whom the Executive may be or become entitled to recover damages or compensation, any sum paid by the Company to the Executive in respect of the absence will be an interest free loan to the Executive repayable immediately by the Executive to the Company on recovery by her of any such damages or compensation. The Executive shall forthwith notify the Company of all the relevant circumstances and of any claim, compromise settlement or judgement made or awarded in connection therewith.

12.5 At any time during the period of her appointment, (but not normally more often than once every second year) the Executive shall at the request and expense of the Company permit himself to be examined by a registered medical practitioner to be selected by the Company and hereby authorises such medical practitioner to disclose to and discuss with the Company's medical adviser the results of such examination and any matters which arise from it in order that the Company's medical adviser can notify the Company of any matters which, in her opinion, might hinder or prevent the Executive (if during a period of incapacity) from returning to work for any period or (in other circumstances) from properly performing any duties of her appointment at any time.

13 Inventions and Patents

13.1 If the Executive makes any invention whether patentable or not which relates to or is capable of being used in any business of the Company with which the Executive is (at the time of making the invention) or has been (within the two years before that time) concerned to a material degree the Executive must disclose it to the Company immediately to enable the Company to determine whether or not it is a Company Invention.

13.2 If the invention is not a Company Invention, the Company shall treat all information disclosed to it by the Executive as the Executive's confidential property .

13.3 If the invention is a Company Invention, the Executive shall hold it in trust for the Company and, at the request and expense of the Company anywhere in the world and at any time promptly, do all things necessary or desirable (including the execution of documents) to enable the Company or its nominee to obtain for itself the full benefit of and to secure patent or other appropriate forms of protection for the Company Invention throughout the World.

13.4 Decisions as to the patenting and exploitation of any Company Invention shall be at the sole discretion of the Company.

13.5 The Executive irrevocably appoints the Company Secretary to be her attorney in her name and on her behalf to execute documents, to use her name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of the provisions of clause 15 and a certificate in writing signed by any Director or the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case so far as any third party is concerned.

13.6 The provisions of this clause 13 and all sub-clauses are without prejudice to the provisions of the Patents Act 1977.

14 Copyright

14.1 The Executive shall promptly disclose to the Company all copyright works or designs originated, conceived,

written or made by her alone or with others (except only those works originated, conceived, written or made by her wholly outside her normal working hours which are wholly unconnected with her appointment) and shall hold them in trust for the Company until such rights shall be fully and absolutely vested in the Company for the full periods of protection available in law including all renewals and extensions.

14.2 The Executive hereby assigns to the Company by way of future assignment all copyright, design rights, the rights to register trade marks or service marks and other proprietary rights (if any) for the full terms thereof throughout the World in respect of all copyright works and designs originated, conceived, written or made by her (except only those works or designs originated, conceived, written or made by her wholly outside her normal working hours which are wholly unconnected with her appointment) during the period of her appointment by the Company (the 'Works').

14.3 The Executive hereby irrevocably and unconditionally waives in favour of the Company any and all moral rights conferred on her by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 for any Works.

14.4 The Executive acknowledges that, for the purpose of the proviso to section 2(1) Registered Designs Act 1949 (as amended), the covenants on the part of her and the Company will be treated as good consideration and the Company will be the proprietor of any design which forms part of the Works.

14.5 The Executive will (both during and after the termination of her employment) at the Company 's request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Company to substantiate, assure, defend or protect the rights of the Company to or in respect of any Works.

14.6 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do everything necessary to effect the obligations of the Executive, under this clause on her behalf.

15 Confidential Information

15.1 In this clause "Confidential Information" means all New Material and all other confidential information relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and Group Companies and its customers and suppliers.

15.2 Except as authorised or required by her duties the Executive shall keep secret and shall not use or disclose and shall use her best endeavours to prevent the use or disclosure by or to any person of any of the Company's or Group Companies' Confidential Information which comes to her knowledge during her employment.

15.3 The restriction in clause 15.2 shall apply during and after the termination of the Executive's employment without any time limit but shall cease to apply to information or knowledge which the Executive establishes has in its entirety become public knowledge otherwise than through any unauthorised disclosure or other breach on her part of that restriction.

15.4 All records in any medium (whether written, computer readable or otherwise) including accounts, documents, drawings and private notes about the Company or Group Company and all copies and extracts of them made or acquired by the Executive in the course of her employment shall be:

- the property of the Company;
- used for the purpose of the Company only;
- returned to the Company on demand at any time; and
- returned to the Company (or deleted from any re-usable material) without demand on the termination of the Executive's employment.

16 Use of internet/e-mail

16.1 The Executive must not, under any circumstances, during her hours of work for the Company, use the e-mail or internet service for any purpose other than to carry out her duties as set out in clause 3.

16.2 Any unauthorised use of the e-mail or internet service will constitute gross misconduct.

16.3 The Company reserves the right to monitor any incoming or outgoing e-mail messages at any time.

17 Termination of agreement

17.1 Automatic termination

Notwithstanding any other provision of this Agreement the Executive's employment shall automatically terminate without notice and/or payment in lieu of notice and/or compensation of any kind on the Executive reaching her 65th birthday.

17.2 Suspension

In order to investigate a complaint against the Executive of misconduct the Company is entitled to suspend the Executive on full pay for so long as may be necessary to carry out a proper investigation and hold a disciplinary hearing.

17.3 Immediate dismissal

Without prejudice to any other rights of the Company the Company may terminate this Agreement with immediate effect without being under any obligation to pay further remuneration or provide further benefits to the Executive or provide notice or payment in lieu of notice or any other compensation to the Executive if the Executive:

17.3.1 commits any act of gross misconduct or repeats or continues (after written warning) any other breach of her obligations under this Agreement; or

17.3.2 is guilty of any conduct which in the reasonable opinion of the Board brings her, the Company or any Group Company into disrepute; or

17.3.3 is convicted of any criminal offence (excluding an offence under road traffic legislation in the United Kingdom or elsewhere for which she is not sentenced to any term of imprisonment whether immediate or suspended); or

17.3.4 commits any act of dishonesty whether relating to the Company, any Group Company, any of its or their employees or otherwise; or

17.3.5 becomes bankrupt or has an interim order made against her under the Insolvency Act 1986 or makes any arrangement or composition with her creditors generally; or

17.3.6 is in the reasonable opinion of the Board incompetent in the performance of her duties or fails to perform her duties to a satisfactory standard.

17.4 Dismissal on short notice

The Company may terminate this Agreement as follows: notwithstanding clause 12.2 by not less than 1 months' prior

notice given at any time while the Executive is incapacitated by ill-health or accident from performing her duties under this Agreement and she has been so incapacitated for a period or periods aggregating 65 days in the preceding 12 months. Provided that the Company shall withdraw any such notice if during the currency of the notice the Executive returns to full time duties and provides a medical practitioner's certificate satisfactory to the Board to the effect that she has fully recovered her health and that no recurrence of her illness or incapacity can reasonably be anticipated.

17.5 Alternative Duties upon Termination

Without prejudice to clause 3 the Company shall not be under any obligation to vest in or assign to the Executive any powers or duties or to provide work for the Executive and the Company may in its absolute discretion without breaching the terms of this Agreement or giving rise to any claim against the Company or any Group Company at any time or for any time or from time to time or after notice of termination has been given by either party pursuant to clause 2.2 or otherwise under the terms of this Agreement or if the Executive seeks to or indicates an intention to terminate her employment:-

(i) exclude the Executive from the premises of the Company and/or any Group Company;

(ii) require the Executive to carry out specified duties (consistent with the Executive's status, role and experience for the Company) other than those referred to in clause 3 or carry out no duties;

(iii) announce to employees, suppliers, customers, introducers of business and The London Stock Exchange that the Executive has been given notice of termination or has resigned (as the case may be);

(iv) instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, introducers of business, agents or representatives of the Company or any Group Company until her employment hereunder has terminated

for all or part of the notice period or other period as the case may be provided that the Executive continues to be paid and enjoys her full contractual benefits for the period of the exclusion (unless and until her employment under this Agreement shall be terminated under any provision of this Agreement). During any such period the Executive will not be permitted to work for any other person firm company or organisation or to carry out work on her own account without the prior written permission of the Board.

17.6 Assistance

Before and after termination of the Executive's employment, the Executive will provide the Company and/or any Group Company with reasonable assistance regarding matters of which she has knowledge and/or experience and will assist the Company and/or any Group Company in any proceedings or possible proceedings in which the Company and/or Group Company is or may be a party.

17.7 Pay in lieu

Notwithstanding the provisions of clauses 2.2 and 17.4 the Company shall be entitled to discharge any obligations to the Executive in relation to any notice required to be given under clause 2.2 or pursuant to clause 17.4 hereof by making a payment in lieu of notice subject to deduction of tax and national insurance due in relation to such payment.

17.8 Miscellaneous

On the termination of this Agreement for whatever reason, the Executive shall at the request of the Company:

17.8.1 resign (without claim for compensation but without prejudice to any claims which the Executive may have against any company arising out of breach of this Agreement) from all and any offices which she may hold as a Director of the Company or of any Group Company and from all other appointments or offices including trusteeships which she holds as nominee or representative of the Company or any Group Company; and

17.8.2 transfer without payment to the Company or as the Company may direct any qualifying shares provided by it to her; or procure the transfer of all shares held by her in trust or as a nominee by virtue of her employment with the Company to such person or persons as the Company may direct

and if she should fail to do so within seven days the Company is hereby irrevocably authorised to appoint some person in her name and on her behalf to sign any documents or do any things necessary or requisite to effect such resignation(s) and/or transfer(s). Any delay by the Company in exercising any right of termination shall not constitute a waiver thereof.

18 Change in control (unquoted or private company)

18.1 If, prior to the date agreed pursuant to this Agreement for the termination of the employment of the Executive, the employment of the Executive is terminated by reason of the liquidation, reorganisation or other reconstruction of the Company or any other Group Company or as part of any other rearrangement of the affairs of the Company or any other such company not involving a liquidation and if the Executive is offered employment by a reconstructed company or by another Group Company on terms not less favourable to the Executive than those of this Agreement the Executive shall be obliged to accept such offer and shall have no claim against the Company in respect of the termination of her employment.

18.2 If the Executive shall have been offered but shall have unreasonably refused to agree to the transfer of this Agreement by way of novation to a company which has acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets of or of the equity share capital of the Company, the Executive shall have no claim against the Company in respect of the termination of her/her employment hereunder by reason of the subsequent winding-up of the Company or of the disclaimer of this Agreement by the Company within one month after such acquisition.

19 Post Termination Restrictions

19.1 The Executive shall not for the Restricted Period directly or indirectly solicit, transact business or deal in the Field of Business in competition with the Company from or with any of the Company's customers clients, agents, suppliers, advisers or introducers of business.

19.2 The Executive shall not for the Restricted Period directly or indirectly cause or encourage any of the Company's customers, clients, suppliers, advisers or introducers of business to cease or restrict or reduce its dealings with, orders supplies, services or advice to the Company.

19.3 The Executive shall not for the Restricted Period for any purpose in the Field of Business directly or indirectly:

- employ, be employed by, enter into any business relationship with a Restricted Employee; or
- be employed by any person who employs or intends to employ a Restricted Employee.

19.4 The Executive shall not for the Restricted Period directly or indirectly cause, encourage or assist any of the Company's restricted employees or directors to leave its service or to do anything which if done by the Executive would be breach of this agreement.

19.5 The Executive shall not for the Restricted Period directly or indirectly work for any person who as a result of engaging the Executive or her services in any capacity becomes a competitor of the Company.

19.6 The Executive shall not for the Restricted Period directly or indirectly work or engage or be interested in the United Kingdom in any business in the Field of Business and which competes with the Company.

19.7 The Executive shall not at any time after the termination of her employment under this Agreement directly or indirect represent himself as being interested in or employed by or in any way connected with the Company or its business.

20 Limitation on Restrictions

20.1 References to the Company's customers, clients, agents, suppliers, advisers, employees and directors means those at the date of termination and during the 12 months immediate before it.

20.2 The above restrictions shall apply only in respect of the customers, agents, suppliers, advisers, employees, directors, premises and business in respect of which the Executive (or one of her subordinates) has during the last 12 months of her employment been materially responsible or involved.

20.3 Each of the restrictions in this clause are separate restrictions for the separate benefit of the Company and each Group Company and shall be severable one from another.

20.4 The parties agree that the periods referred to in clause 19.1, 19.2, 19.3, 19.4, 19.5 and 19.6 will be reduced by one day for everyday during which at the Company's direction and pursuant to clause 17.5 of this Service Agreement the Executive has been excluded from the Company's premises and/or not carried out any duties or has carried out duties other than her normal duties.

20.5 The restrictions in this clause shall apply and remain in force notwithstanding that the Executive establishes that her employment was terminated unfairly or on the grounds of redundancy (both within the meaning of the Employment Rights Act 1996 Act) or as a result of a breach by the Company of the terms of this Agreement.

20.6 The Company shall have the right at any time during or after the termination of this Agreement by written notice to reduce the scope or extent of any of the restrictions contained in this clause.

21 Deductions

21.1 The Executive hereby authorises the Company, to deduct from her remuneration (which for this purpose includes salary, pay in lieu of notice, commission, bonus, holiday pay and sick pay) all debts owed by the Executive to the Company or any Group Company including, without limitation, any overpayments, loans or advances made to her by the Company, the cost of repairing any damage or loss to the Company's property, caused by her and any losses suffered by the Company as a result of negligence or breach of duty by the Executive. This clause is without prejudice to the right of the Company and/or any Group Company to recover any sums or balance of sums owing by the Executive to the Company and/or any Group Company by legal proceedings.

22 General

22.1 Other terms

The provisions of the Company's standard terms and conditions of employment (as amended from time to time) shall be terms of the Executive's employment except to the extent that they are inconsistent with this Agreement.

22.2 Statutory particulars

The further particulars of terms of employment not contained in the body of this Agreement which must be given to the Executive in compliance with Part 1 of the Employment Rights Act 1996 are given in Schedule 1.

22.3 Personal data

The Company reserves the right to process personal data in respect of the Executive when such processing is necessary for the performance of a contract to which the Executive is a party, in accordance with the Data Protection Act 1998.

22.4 Prior agreements

22.4.1 This Agreement sets out the entire agreement and understanding of the parties and is in substitution for any previous agreements, arrangements, contracts of employment or for services between the Company or any of its Group Companies, agreements, arrangements and the Executive (whether written, oral or implied) which shall be deemed to have been terminated by mutual consent. The Executive and the Company acknowledge that in entering into this Agreement neither has relied on any representation or undertaking by the other whether oral or in writing except as expressly incorporated in this Agreement.

22.4.2 The Executive agrees that she has no outstanding claims of any kind against the Company and/or against any Group Company.

22.5 Accrued rights

The expiration or termination of this Agreement however arising shall not operate to affect such of the provisions of this Agreement as are expressed to operate or have effect after then and shall be without prejudice to any accrued rights or remedies of the parties.

22.6 Proper law

The validity construction and performance of this Agreement shall be governed by English law.

22.7 Acceptance of jurisdiction

All disputes claims or proceedings between the parties relating to the validity construction or performance of this Agreement shall be subject to the jurisdiction of the courts of England and Wales to which the parties irrevocably submit.

22.8 Notices

Any notice to be given by a party under this Agreement must be in writing in the English language and must be given by delivery at or by sending by first class post or other faster postal service, or facsimile transmission or other means of telecommunication in permanent written form (provided the addressee has her or its own facilities for receiving such transmissions) to its registered office for the time being in the case of the Company and to the last known postal address or relevant telecommunications number of the other party. Where notice is given by sending in a prescribed manner it shall be deemed to have been received when in the ordinary course of the means of transmission it would be received by the addressee. To prove the giving of a notice it shall be sufficient to show it was dispatched. A notice shall have effect from the sooner of its actual or deemed receipt by the addressee.

IN WITNESS WHEREOF THE EXECUTIVE AND THE COMPANY HAVE EXECUTED THIS DOCUMENT AS A DEED THE DAY AND YEAR FIRST BEFORE WRITTEN

Signed by the Executive X [signature]

and delivered as a Deed

in the presence of [__________] M. FOLLETT.

[signature]
Witness signature

MATTHEW FOLLETT
Witness name

2 HARDWICKE ROAD
POYNTON
CHESHIRE SK12 1BJ.
Witness address

UNDERWRITER
Witness occupation

Signed and delivered as a deed

by [S.J. KEENAN] (Director) and

[L.J. BIRKETT] (Director/Secretary)

for and on behalf of the Company

in the presence of [K. GEORGAS]

Witness signature

KOSTA GEORGAS

Witness name

14 CLEAVER MEWS
MACCLESFIELD

Witness address

MORTGAGE UNDERWRITER

Witness occupation

SCHEDULE 1

Part 1 Employment Rights Act 1996

The following information is given to supplement the information given in the body of the Agreement in order to comply with the requirements of Part 1 of the Act.

1 The Executive's employment with the Company commenced on [14.02.99].

2 The Executive's period of continuous employment with the Company began on [14.02.99]].

3 The Executive's hours of work are the normal hours of the Company from [9] am to [5.30] pm Monday to Friday each week together with such additional hours (without remuneration) as may be necessary so as properly to fulfil her duties.

4 No Contracting-Out Certificate pursuant to the provisions of the Pensions Schemes Act 1993 is held by the Company in respect of the Executive's employment.

5 The Executive is subject to the Company's Disciplinary Rules and Disciplinary Procedures but has no contractual entitlement in those respects.

6 If the Executive has any grievance relating to her employment (other than one relating to a disciplinary decision) she should refer such grievance to the Managing Director and if the grievance is not resolved by discussion with her it will be referred to the Chief Executive for resolution.

7 There are no Collective Agreements which affect the terms and conditions of employment of the Executive.

DATED 6TH APRIL 2001

PRESTBURY HOLDINGS LIMITED (1)

and

MIKE MORONEY (2)

SERVICE AGREEMENT

---

turner parkinson
Solicitors
Hollins Chambers
64a Bridge Street
Manchester
M3 3BA

Ref: ST/RH
04.04.01

THIS AGREEMENT is dated 6TH APRIL 2001 and is made

BETWEEN:-

Parties:

1. 'The Company': Prestbury Holdings Limited (registered no [3756833]) whose registered office is at 5th Floor, 56 Oxford Street, Manchester.

2. 'The Executive': Mike Moroney of [7 LUOFEED CLOSE, LATERHAYS VILLAGE, NEWCASTLE, STAFFORDSHIRE ST5 7SO

Operative provisions:

Interpretation

1.1 The headings and marginal headings to the clauses are for convenience only and have no legal effect.

1.2 Any reference in this Agreement to any Act or delegated legislation includes any statutory modification or re-enactment of it or the provision referred to.

1.3 Reference to clauses, sub-clauses and schedules are unless otherwise stated to clauses, sub-clauses and schedules to this Agreement.

1.4 Unless otherwise required words denoting the singular include the plural and vice versa and words denoting the masculine include the feminine and vice versa.

1.5 In this Agreement and the schedule[s]:

'THE BOARD' means the Board of Directors of the Company from time to time and includes any committee of the Board duly appointed by it;

'CONFIDENTIAL INFORMATION' means all New Material and all other confidential information relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and its customers and suppliers;

'COMPANY INVENTION' means any improvement, invention or discovery made by the Executive which applying the provisions of s.39 of the Patents Act 1977 in the determination of ownership is, as between the parties, the property of the Company;

'FIELD OF BUSINESS' means any business or profession supplying mortgage, financial and intermediary services of the kind supplied by the Company or its Group Companies being carried on at the date on which the Executive's employment ends;

'GROUP COMPANY' means any holding company for the time being of the Company (as defined in section 736 of the Companies Act 1985) of the Company and/or any company which for the time being is a company having an ordinary share capital (as defined in s 832 of the Income and Corporation Taxes Act 1988) of which not less than 25 per cent is owned directly or indirectly by the Company or its holding

company applying the provisions of s 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership and/or a subsidiary (as defined in section 736 of the Companies Act 1985) and/or any other company on behalf of which the Executive carries out duties and/or any other company which is agreed by the Company and the Executive to be a Group Company for the purposes of this Agreement;

'MANAGING DIRECTOR' means any person or persons jointly holding such office of the Company from time to time and includes any person(s) exercising substantially the functions of a managing director or chief executive officer of the Company;

'NEW MATERIAL' means all new or improved products, processes, systems, designs, computer programs, information, data or other items developed or acquired by the Executive which relate to or could be used in connection with or to further the Company's business or interests;

'RECOGNISED INVESTMENT EXCHANGE' means any body of persons which is for the time being a Recognised Investment Exchange for the purposes of the Financial Services Act 1986;

'RESTRICTED EMPLOYEES' means any of the Company's employees or directors who has Confidential Information or is employed by the Company in a senior executive capacity;

'RESTRICTED PERIOD' means the duration of this Agreement and the period starting the end of the Executive's employment and lasting 6 months.

2 Appointment and duration

2.1 The Company appoints the Executive and the Executive agrees to serve as I.T Director of the Company or in such other appointment as may from time to time be agreed. The Executive accepts that the Company may require him to perform other duties or tasks not within the scope of his normal duties and the Executive agrees to perform those duties or undertake those tasks as if they were specifically required under this Agreement.

2.2 The appointment shall be deemed to have commenced on 6 April 2001 and shall continue (subject to earlier termination as provided for in this Agreement) until terminated by either party giving to the other not less than 3 months prior notice.

2.3 With the prior consent of the Executive the Company may from time to time appoint any other person or persons to act jointly with the Executive in his appointment.

2.4 The Executive warrants that by virtue of entering into this Agreement or the other agreements or arrangements made or to be made between the Company or any Group Company and him he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

3 Duties of the Executive

3.1 The Executive shall at all times during the period of this Agreement:

3.1.1 devote the whole of his time, attention, skill and ability to the duties of his appointment provided that without prejudice to the terms of this Agreement the Board may at any time require the Executive to cease performing and exercising all or any such duties, functions and powers;

3.1.2 faithfully and diligently perform those duties and exercise such powers consistent with them which are from time to time assigned to or vested in him;

3.1.3 obey all lawful and reasonable directions of the Board;

3.1.4 use his best endeavours to promote the interests of the Company and its Group Companies;

3.1.5 keep the person designated as his immediate superior promptly and fully informed (in writing if so requested) of his conduct of the business or affairs of the Company and its Group Companies and provide such explanations as his immediate superior may require;

3.1.6 not at any time make any untrue or misleading statements relating to the Company or any Group Company.

3.2 The Executive shall (without further remuneration) if and for so long as the Company require during the period of this Agreement:

3.2.1 carry out duties on behalf of any Group Company;

3.2.2 act as an officer of any Group Company or hold any other appointment or office as nominee or representative of the Company or any Group Company;

3.2.3 carry out such duties and the duties attendant on any such appointment as if they were duties to be performed by him on behalf of the Company.

4 Conflict of Interest

4.1 The Executive shall not during the period of this Agreement either on his own account or as the employer of others or otherwise be engaged or concerned in any business other than that of the Company or any Group Company or accept any other engagement or public office except with the written consent of the Company but the Executive may nevertheless be or become or minority holder of any securities which are quoted in a Recognised Investment Exchange.

5 Compliance/Dealings in "Securities"

5.1 The Executive shall during his employment and for 12 months after the termination of his employment comply and shall procure that his spouse and minor children shall comply with all applicable rules of law any recognised investment exchange regulations including the "Model Code for Securities Transactions by Directors of Listed Companies" issued by the London Stock Exchange and any Company policy issued in relation to dealings in shares debentures or other securities of the Company and any Group Company or any unpublished price sensitive information affecting the securities of any other Company.

6 Place of work and residence

6.1 The Executive shall perform his duties at the head office of the Company 5th Floor, 56 Oxford Street, Manchester and/or such other place of business of the Company or of any Group Company or the Company's clients as the Company requires whether inside or outside the United Kingdom but the Company shall not without his prior consent require him to go to or reside anywhere outside the United Kingdom except for occasional visits in the ordinary course of his duties.

7 Pay

7.1 During his appointment the Company shall pay to the Executive a basic salary at the rate of £30,000 per year which shall accrue day-to-day and be payable by equal monthly instalments in arrears on or about the last working day of each month. The salary shall be deemed to include any fees receivable by the Executive as a Director of the Company or any Group Company, or of any other company or unincorporated body in which he holds office as nominee or representative of the Company or any Group Company.

7.2 The Executive's basic salary shall be reviewed by the Board in January each year.

7.3 At the absolute discretion of the Board, the Executive may be allowed to participate in such bonus scheme or schemes as the Company operates for executives of comparable status and on such terms (including any performance targets or criteria) as the Board may determine from time to time. Participation in any such scheme for any year does not confer on the Executive any right to participate the following year or subsequent years.

7.4 Payment of the salary may be by the Company or any Group Company and, if more than one company, in such proportions as the Board may from time to time think fit.

8 Pension

8.1 The Company shall provide a pension scheme from April 2001 for the benefit of the Executive and the Executive shall be entitled to be and remain a member of the Scheme, subject to the terms of its Deed and Rules from time to time. The Company will contribute by 12 equal monthly instalments a sum equivalent to 5% of the Executive's basic annual salary. The Company shall be entitled at any time to terminate the Scheme or the Executive's membership of it without compensation subject to providing him with the benefit of an equivalent pension scheme ('the New Scheme') each and every benefit of which shall be not less favourable than the benefits provided to the Executive under the existing scheme and will ensure that the Executive is fully credited in the New Scheme for his pensionable service in the existing scheme as if such pensionable service had been under the New Scheme.

9 Car

9.1 Subject to the Executive holding a current full driving licence the Company shall provide the Executive for his sole business use and private use by him and his spouse with a car of a make, model and specification of his choice provided that the cost to the Company in respect of the car shall not be more than £350 per month (such limit to be reviewed by the Company from time to time and increased commensurately with increases in new car prices) and subject to the Board approving such choice as is commensurate with both the status of the Executive and the image of the Company (which approval shall not be withheld unreasonably).

9.2 The Company shall bear all standing and running expenses of the car.

9.3 The Executive shall always comply with all regulations laid down by the Company from time to time with respect to company cars; shall forthwith notify the Company of any accidents involving his company car and of any charges of driving offences which are brought against him and, on the termination of his appointment whether lawfully or unlawfully, shall forthwith return his company car, its keys and all documents relating to it and all accessories in the car or provided to the Executive in connection with the car, to the Company at its head office.

9.4 The Executive will take good care of the motorcar and procure that the provisions and conditions of any

policy of insurance relating to it are observed in all respects.

9.5 For the purpose of calculating the value to the Executive of using the car for his private purposes the Inland Revenue scales will be used.

10 Expenses

10.1 The Company shall reimburse to the Executive on a monthly basis all travelling, hotel, entertainment and other expenses reasonably incurred by him in the proper performance of his duties subject to the Executive complying with such guidelines or regulations issued by the Company from time to time in this respect and to the production to the Company of such vouchers or other evidence of actual payment of the expenses as the Company may reasonably require.

10.2 Where the Company issues a company sponsored credit or charge card to the Executive he shall use such card only for expenses reimbursable under clause 10.1 above, and shall return it to the Company together with any other property of the Company forthwith on the termination of his employment.

11 Holiday

11.1 In addition to English public holidays the Executive is entitled to 23 working days paid holiday in each holiday year from 1 January to 31 December to be taken at such time or times as are agreed with the Managing Director. The Executive shall not without the consent of the Managing Director carry forward any unused part of his holiday entitlement to a subsequent holiday year.

11.2 For the holiday year during which his appointment commences or terminates, the Executive is entitled to 2 working days holiday for each complete calendar month of his employment by the Company during that holiday year. On the termination of his appointment for whatever reason, the Executive shall [not] either be entitled to pay in lieu of outstanding holiday entitlement or shall be required to repay to the Company any salary received for holiday taken in excess of his actual entitlement. The basis for payment and repayment shall be 1/253 x of the Executive's annual basic salary for each day.

12 Sickness

12.1 If the Executive is absent because of sickness (including mental disorder) or injury he shall report this fact forthwith to the Company Secretary's office and if the Executive is so prevented for seven or more consecutive days he shall provide a medical practitioner's statement on the eighth day and weekly thereafter so that the whole period of absence is certified by such statements. Immediately following his return to work after a period of absence the Executive shall complete a Self-Certification form available from the Company Secretary's office detailing the reason for his absence.

12.2 If the Executive shall be absent due to sickness (including mental disorder) or injury duly certified in accordance with the provisions of clause 12.1 hereof; he shall be paid his full remuneration hereunder for up to 65 working days' absence in any period of 12 consecutive months and thereafter such remuneration, if any, as the Board shall from time to time determine provided that such remuneration shall be inclusive of any Statutory Sick Pay to which the Executive is entitled under the provisions of the Social Security Contributions and Benefits Act 1992 and any Social Security Sickness Benefit or other benefits recoverable by the Executive (whether or not recovered) may be deducted therefrom.

12.3 For Statutory Sick Pay purposes the Executive's qualifying days shall be his normal working days.

12.4 If the Executive is absent from work because of any injury or condition (physical or mental and whether or not sustained in the course of his duties) caused wholly or partly by any act or omission of any person, firm, company or organisation (other than the Company or any Group Company) from whom the Executive may be or become entitled to recover damages or compensation, any sum paid by the Company to the Executive in respect of the absence will be an interest free loan to the Executive repayable immediately by the Executive to the Company on recovery by him of any such damages or compensation. The Executive shall forthwith notify the Company of all the relevant circumstances and of any claim, compromise settlement or judgement made or awarded in connection therewith.

12.5 At any time during the period of his appointment, (but not normally more often than once every second year) the Executive shall at the request and expense of the Company permit himself to be examined by a registered medical practitioner to be selected by the Company and hereby authorises such medical practitioner to disclose to and discuss with the Company's medical adviser the results of such examination and any matters which arise from it in order that the Company's medical adviser can notify the Company of any matters which, in his opinion, might hinder or prevent the Executive (if during a period of incapacity) from returning to work for any period or (in other circumstances) from properly performing any duties of his appointment at any time.

13 Inventions and Patents

13.1 If the Executive makes any invention whether patentable or not which relates to or is capable of being used in any business of the Company with which the Executive is (at the time of making the invention) or has been (within the two years before that time) concerned to a material degree the Executive must disclose it to the Company immediately to enable the Company to determine whether or not it is a Company Invention.

13.2 If the invention is not a Company Invention, the Company shall treat all information disclosed to it by the Executive as the Executive's confidential property .

13.3 If the invention is a Company Invention, the Executive shall hold it in trust for the Company and, at the request and expense of the Company anywhere in the world and at any time promptly, do all things necessary or desirable (including the execution of documents) to enable the Company or its nominee to obtain for itself the full benefit of and to secure patent or other appropriate forms of protection for the Company Invention throughout the World.

13.4 Decisions as to the patenting and exploitation of any Company Invention shall be at the sole discretion of the Company.

13.5 The Executive irrevocably appoints the Company Secretary to be his attorney in his name and on his behalf to execute documents, to use his name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of the provisions of clause 15 and a certificate in writing signed by any Director or the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case so far as any third party is concerned.

13.6 The provisions of this clause 13 and all sub-clauses are without prejudice to the provisions of the Patents Act 1977.

14 Copyright

14.1 The Executive shall promptly disclose to the Company all copyright works or designs originated, conceived,

written or made by him alone or with others (except only those works originated, conceived, written or made by him wholly outside his normal working hours which are wholly unconnected with his appointment) and shall hold them in trust for the Company until such rights shall be fully and absolutely vested in the Company for the full periods of protection available in law including all renewals and extensions.

14.2 The Executive hereby assigns to the Company by way of future assignment all copyright, design rights, the rights to register trade marks or service marks and other proprietary rights (if any) for the full terms thereof throughout the World in respect of all copyright works and designs originated, conceived, written or made by him (except only those works or designs originated, conceived, written or made by him wholly outside his normal working hours which are wholly unconnected with his appointment) during the period of his appointment by the Company (the 'Works').

14.3 The Executive hereby irrevocably and unconditionally waives in favour of the Company any and all moral rights conferred on him by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 for any Works.

14.4 The Executive acknowledges that, for the purpose of the proviso to section 2(1) Registered Designs Act 1949 (as amended), the covenants on the part of him and the Company will be treated as good consideration and the Company will be the proprietor of any design which forms part of the Works.

14.5 The Executive will (both during and after the termination of his employment) at the Company 's request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Company to substantiate, assure, defend or protect the rights of the Company to or in respect of any Works.

14.6 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do everything necessary to effect the obligations of the Executive, under this clause on his behalf.

15 Confidential Information

15.1 In this clause "Confidential Information" means all New Material and all other confidential information relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and Group Companies and its customers and suppliers.

15.2 Except as authorised or required by his duties the Executive shall keep secret and shall not use or disclose and shall use his best endeavours to prevent the use or disclosure by or to any person of any of the Company's or Group Companies' Confidential Information which comes to his knowledge during his employment.

15.3 The restriction in clause 15.2 shall apply during and after the termination of the Executive's employment without any time limit but shall cease to apply to information or knowledge which the Executive establishes has in its entirety become public knowledge otherwise than through any unauthorised disclosure or other breach on his part of that restriction.

15.4 All records in any medium (whether written, computer readable or otherwise) including accounts, documents, drawings and private notes about the Company or Group Company and all copies and extracts of them made or acquired by the Executive in the course of his employment shall be:

- the property of the Company;
- used for the purpose of the Company only;
- returned to the Company on demand at any time; and
- returned to the Company (or deleted from any re-usable material) without demand on the termination of the Executive's employment.

16 Use of internet/e-mail

16.1 The Executive must not, under any circumstances, during his hours of work for the Company, use the e-mail or internet service for any purpose other than to carry out his duties as set out in clause 3.

16.2 *Any unauthorised use of the e-mail or internet service will constitute gross misconduct.*

16.3 The Company reserves the right to monitor any incoming or outgoing e-mail messages at any time.

17 *Termination of agreement*

17.1 Automatic termination

Notwithstanding any other provision of this Agreement the Executive's employment shall automatically terminate without notice and/or payment in lieu of notice and/or compensation of any kind on the Executive reaching his 65th birthday.

17.2 Suspension

In order to investigate a complaint against the Executive of misconduct the Company is entitled to suspend the Executive on full pay for so long as may be necessary to carry out a proper investigation and hold a disciplinary hearing.

17.3 Immediate dismissal

Without prejudice to any other rights of the Company the Company may terminate this Agreement with immediate effect without being under any obligation to pay further remuneration or provide further benefits to the Executive or provide notice or payment in lieu of notice or any other compensation to the Executive if the Executive:

17.3.1 commits any act of gross misconduct or repeats or continues (after written warning) any other breach of his obligations under this Agreement; or

17.3.2 is guilty of any conduct which in the reasonable opinion of the Board brings him, the Company or any Group Company into disrepute; or

17.3.3 is convicted of any criminal offence (excluding an offence under road traffic legislation in the United Kingdom or elsewhere for which he is not sentenced to any term of imprisonment whether immediate or suspended); or

17.3.4 commits any act of dishonesty whether relating to the Company, any Group Company, any of its or their employees or otherwise; or

17.3.5 becomes bankrupt or has an interim order made against him under the Insolvency Act 1986 or makes any arrangement or composition with his creditors generally; or

17.3.6 is in the reasonable opinion of the Board incompetent in the performance of his duties or fails to perform his duties to a satisfactory standard.

17.4 Dismissal on short notice

The Company may terminate this Agreement as follows: notwithstanding clause 12.2 by not less than 1 months' prior

notice given at any time while the Executive is incapacitated by ill-health or accident from performing his duties under this Agreement and he has been so incapacitated for a period or periods aggregating 65 days in the preceding 12 months. Provided that the Company shall withdraw any such notice if during the currency of the notice the Executive returns to full time duties and provides a medical practitioner's certificate satisfactory to the Board to the effect that he has fully recovered his health and that no recurrence of his illness or incapacity can reasonably be anticipated.

17.5 Alternative Duties upon Termination

Without prejudice to clause 3 the Company shall not be under any obligation to vest in or assign to the Executive any powers or duties or to provide work for the Executive and the Company may in its absolute discretion without breaching the terms of this Agreement or giving rise to any claim against the Company or any Group Company at any time or for any time or from time to time or after notice of termination has been given by either party pursuant to clause 2.2 or otherwise under the terms of this Agreement or if the Executive seeks to or indicates an intention to terminate his employment:-

(i) exclude the Executive from the premises of the Company and/or any Group Company;

(ii) require the Executive to carry out specified duties (consistent with the Executive's status, role and experience for the Company) other than those referred to in clause 3 or carry out no duties;

(iii) announce to employees, suppliers, customers, introducers of business and The London Stock Exchange that the Executive has been given notice of termination or has resigned (as the case may be);

(iv) instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, introducers of business, agents or representatives of the Company or any Group Company until his employment hereunder has terminated

for all or part of the notice period or other period as the case may be provided that the Executive continues to be paid and enjoys his full contractual benefits for the period of the exclusion (unless and until his employment under this Agreement shall be terminated under any provision of this Agreement). During any such period the Executive will not be permitted to work for any other person firm company or organisation or to carry out work on his own account without the prior written permission of the Board.

17.6 Assistance

Before and after termination of the Executive's employment, the Executive will provide the Company and/or any Group Company with reasonable assistance regarding matters of which he has knowledge and/or experience and will assist the Company and/or any Group Company in any proceedings or possible proceedings in which the Company and/or Group Company is or may be a party.

17.7 Pay in lieu

Notwithstanding the provisions of clauses 2.2 and 17.4 the Company shall be entitled to discharge any obligations to the Executive in relation to any notice required to be given under clause 2.2 or pursuant to clause 17.4 hereof by making a payment in lieu of notice subject to deduction of tax and national insurance due in relation to such payment.

17.8 Miscellaneous

On the termination of this Agreement for whatever reason, the Executive shall at the request of the Company:

17.8.1 resign (without claim for compensation but without prejudice to any claims which the Executive may have against any company arising out of breach of this Agreement) from all and any offices which he may hold as a Director of the Company or of any Group Company and from all other appointments or offices including trusteeships which he holds as nominee or representative of the Company or any Group Company; and

17.8.2 transfer without payment to the Company or as the Company may direct any qualifying shares provided by it to him; or procure the transfer of all shares held by him in trust or as a nominee by virtue of his employment with the Company to such person or persons as the Company may direct

and if he should fail to do so within seven days the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents or do any things necessary or requisite to effect such resignation(s) and/or transfer(s). Any delay by the Company in exercising any right of termination shall not constitute a waiver thereof.

18 Change in control (unquoted or private company)

18.1 If, prior to the date agreed pursuant to this Agreement for the termination of the employment of the Executive, the employment of the Executive is terminated by reason of the liquidation, reorganisation or other reconstruction of the Company or any other Group Company or as part of any other rearrangement of the affairs of the Company or any other such company not involving a liquidation and if the Executive is offered employment by a reconstructed company or by another Group Company on terms not less favourable to the Executive than those of this Agreement the Executive shall be obliged to accept such offer and shall have no claim against the Company in respect of the termination of his employment.

18.2 If the Executive shall have been offered but shall have unreasonably refused to agree to the transfer of this Agreement by way of novation to a company which has acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets of or of the equity share capital of the Company, the Executive shall have no claim against the Company in respect of the termination of his/her employment hereunder by reason of the subsequent winding-up of the Company or of the disclaimer of this Agreement by the Company within one month after such acquisition.

19 Post Termination Restrictions

19.1 The Executive shall not for the Restricted Period directly or indirectly solicit, transact business or deal in the Field of Business in competition with the Company from or with any of the Company's customers clients, agents, suppliers, advisers, or introducers of business.

19.2 The Executive shall not for the Restricted Period directly or indirectly cause or encourage any of the Company's customers, clients, suppliers, advisers, or introducers of business to cease or restrict or reduce its dealings with, orders supplies, services or advice to the Company.

19.3 The Executive shall not for the Restricted Period for any purpose in the Field of Business directly or indirectly:

- employ, be employed by, enter into any business relationship with a Restricted Employee; or
- be employed by any person who employs or intends to employ a Restricted Employee.

19.4 The Executive shall not for the Restricted Period directly or indirectly cause, encourage or assist any of the Company's restricted employees or directors to leave its service or to do anything which if done by the Executive would be breach of this agreement.

19.5 The Executive shall not for the Restricted Period directly or indirectly work for any person who as a result of engaging the Executive or his services in any capacity becomes a competitor of the Company.

19.6 The Executive shall not for the Restricted Period directly or indirectly work or engage or be interested in the United Kingdom in any business in the Field of Business and which competes with the Company.

19.7 The Executive shall not at any time after the termination of his employment under this Agreement directly or indirect represent himself as being interested in or employed by or in any way connected with the Company or its business.

20 Limitation on Restrictions

20.1 References to the Company's customers, clients, agents, suppliers, advisers, employees and directors means those at the date of termination and during the 12 months immediate before it.

20.2 The above restrictions shall apply only in respect of the customers, agents, suppliers, advisers, employees, directors, premises and business in respect of which the Executive (or one of his subordinates) has during the last 12 months of his employment been materially responsible or involved.

20.3 Each of the restrictions in this clause are separate restrictions for the separate benefit of the Company and each Group Company and shall be severable one from another.

20.4 The parties agree that the periods referred to in clause 19.1, 19.2, 19.3, 19.4, 19.5 and 19.6 will be reduced by one day for everyday during which at the Company's direction and pursuant to clause 17.5 of this Service Agreement the Executive has been excluded from the Company's premises and/or not carried out any duties or has carried out duties other than his normal duties.

20.5 The restrictions in this clause shall apply and remain in force notwithstanding that the Executive establishes that his employment was terminated unfairly or on the grounds of redundancy (both within the meaning of the Employment Rights Act 1996 Act) or as a result of a breach by the Company of the terms of this Agreement.

20.6 The Company shall have the right at any time during or after the termination of this Agreement by written notice to reduce the scope or extent of any of the restrictions contained in this clause.

21 Deductions

21.1 The Executive hereby authorises the Company, to deduct from his remuneration (which for this purpose includes salary, pay in lieu of notice, commission, bonus, holiday pay and sick pay) all debts owed by the Executive to the Company or any Group Company including, without limitation, any overpayments, loans or advances made to him by the Company, the cost of repairing any damage or loss to the Company's property, caused by him and any losses suffered by the Company as a result of negligence or breach of duty by the Executive. This clause is without prejudice to the right of the Company and/or any Group Company to recover any sums or balance of sums owing by the Executive to the Company and/or any Group Company by legal proceedings.

22 General

22.1 Other terms

The provisions of the Company's standard terms and conditions of employment (as amended from time to time) shall be terms of the Executive's employment except to the extent that they are inconsistent with this Agreement.

22.2 Statutory particulars

The further particulars of terms of employment not contained in the body of this Agreement which must be given to the Executive in compliance with Part 1 of the Employment Rights Act 1996 are given in Schedule 1.

22.3 Personal data

The Company reserves the right to process personal data in respect of the Executive when such processing is necessary for the performance of a contract to which the Executive is a party, in accordance with the Data Protection Act 1998.

22.4 Prior agreements

22.4.1 This Agreement sets out the entire agreement and understanding of the parties and is in substitution for any previous agreements, arrangements, contracts of employment or for services between the Company or any of its Group Companies, agreements, arrangements and the Executive (whether written, oral or implied) which shall be deemed to have been terminated by mutual consent. The Executive and the Company acknowledge that in entering into this Agreement neither has relied on any representation or undertaking by the other whether oral or in writing except as expressly incorporated in this Agreement.

22.4.2 The Executive agrees that he has no outstanding claims of any kind against the Company and/or against any Group Company.

22.5 Accrued rights

The expiration or termination of this Agreement however arising shall not operate to affect such of the provisions of this Agreement as are expressed to operate or have effect after then and shall be without prejudice to any accrued rights or remedies of the parties.

22.6 Proper law

The validity construction and performance of this Agreement shall be governed by English law.

22.7 Acceptance of jurisdiction

All disputes claims or proceedings between the parties relating to the validity construction or performance of this Agreement shall be subject to the jurisdiction of the courts of England and Wales to which the parties irrevocably submit.

22.8 Notices

Any notice to be given by a party under this Agreement must be in writing in the English language and must be given by delivery at or by sending by first class post or other faster postal service, or facsimile transmission or other means of telecommunication in permanent written form (provided the addressee has his or its own facilities for receiving such transmissions) to its registered office for the time being in the case of the Company and to the last known postal address or relevant telecommunications number of the other party. Where notice is given by sending in a prescribed manner it shall be deemed to have been received when in the ordinary course of the means of transmission it would be received by the addressee. To prove the giving of a notice it shall be sufficient to show it was dispatched. A notice shall have effect from the sooner of its actual or deemed receipt by the addressee.

IN WITNESS WHEREOF THE EXECUTIVE AND THE COMPANY HAVE EXECUTED THIS DOCUMENT AS ~~A DEED~~ THE DAY AND YEAR FIRST BEFORE WRITTEN

Signed by the Executive

and delivered as a Deed

in the presence of [ ]

Witness signature

KOSTA GEORGAS

Witness name

14 CLEAVER MEWS MACCLESFIELD

Witness address

MORTGAGE UNDERWRITER.

Witness occupation

Signed and delivered as a deed

by [S. J. KEENAN] (Director) and

[M C RANSOM] (Director/Secretary)

for and on behalf of the Company

in the presence of [ ]

Witness signature

KOSTA GEORGAS

Witness name

14 CLEAVER MEWS

MACCLESFIELD

Witness address

MORTGAGE UNDERWRITER

Witness occupation

SCHEDULE 1

Part 1 Employment Rights Act 1996

The following information is given to supplement the information given in the body of the Agreement in order to comply with the requirements of Part 1 of the Act.

1 The Executive's employment with the Company commenced on [6/11/1995].

2 The Executive's period of continuous employment with the Company began on [6/11/1995]].

3 The Executive's hours of work are the normal hours of the Company from [9:00] am to [5:30] pm Monday to Friday each week together with such additional hours (without remuneration) as may be necessary so as properly to fulfil his duties.

4 No Contracting-Out Certificate pursuant to the provisions of the Pensions Schemes Act 1993 is held by the Company in respect of the Executive's employment.

5 The Executive is subject to the Company's Disciplinary Rules and Disciplinary Procedures but has no contractual entitlement in those respects.

6 If the Executive has any grievance relating to his employment (other than one relating to a disciplinary decision) he should refer such grievance to the Managing Director and if the grievance is not resolved by discussion with him it will be referred to the Chief Executive for resolution.

7 There are no Collective Agreements which affect the terms and conditions of employment of the Executive.

DATED 6th April. 2001

PRESTBURY HOLDINGS LIMITED (1)

and

JOSE RIAL (2)

SERVICE AGREEMENT

---

turner parkinson
Solicitors
Hollins Chambers
64a Bridge Street
Manchester
M3 3BA

Ref: ST/RH
04.04.01

THIS AGREEMENT is dated 6th April. 2001 and is made

BETWEEN:-

Parties:

1. 'The Company': Prestbury Holdings Limited (registered no [3756833]) whose registered office is at 5th Floor, 56 Oxford Street, Manchester.

2. 'The Executive': Jose Rial of [__________]. 58 THIRLMERE MACCLESFIELD CHESHIRE SK11 7YJ

Operative provisions:

Interpretation

1.1 The headings and marginal headings to the clauses are for convenience only and have no legal effect.

1.2 Any reference in this Agreement to any Act or delegated legislation includes any statutory modification or re-enactment of it or the provision referred to.

1.3 Reference to clauses, sub-clauses and schedules are unless otherwise stated to clauses, sub-clauses and schedules to this Agreement.

1.4 Unless otherwise required words denoting the singular include the plural and vice versa and words denoting the masculine include the feminine and vice versa.

1.5 In this Agreement and the schedule[s]:

'THE BOARD' means the Board of Directors of the Company from time to time and includes any committee of the Board duly appointed by it;

'CONFIDENTIAL INFORMATION' means all New Material and all other confidential information relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and its customers and suppliers;

'COMPANY INVENTION' means any improvement, invention or discovery made by the Executive which applying the provisions of s.39 of the Patents Act 1977 in the determination of ownership is, as between the parties, the property of the Company;

'FIELD OF BUSINESS' means any business or profession supplying mortgage, financial and intermediary services of the kind supplied by the Company or its Group Companies being carried on at the date on which the Executive's employment ends;

'GROUP COMPANY' means any holding company for the time being of the Company (as defined in section 736 of the Companies Act 1985) of the Company and/or any company which for the time being is a company having an ordinary share capital (as defined in s 832 of the Income and Corporation Taxes Act 1988) of which not less than 25 per cent is owned directly or indirectly by the Company or its holding

company applying the provisions of s 838 of the Income and Corporation Taxes Act 1988 in the determination of ownership and/or a subsidiary (as defined in section 736 of the Companies Act 1985) and/or any other company on behalf of which the Executive carries out duties and/or any other company which is agreed by the Company and the Executive to be a Group Company for the purposes of this Agreement;

'MANAGING DIRECTOR' means any person or persons jointly holding such office of the Company from time to time and includes any person(s) exercising substantially the functions of a managing director or chief executive officer of the Company;

'NEW MATERIAL' means all new or improved products, processes, systems, designs, computer programs, information, data or other items developed or acquired by the Executive which relate to or could be used in connection with or to further the Company's business or interests;

'RECOGNISED INVESTMENT EXCHANGE' means any body of persons which is for the time being a Recognised Investment Exchange for the purposes of the Financial Services Act 1986;

'RESTRICTED EMPLOYEES' means any of the Company's employees or directors who has Confidential Information or is employed by the Company in a senior executive capacity;

'RESTRICTED PERIOD' means the duration of this Agreement and the period starting the end of the Executive's employment and lasting 6 months.

2 Appointment and duration

2.1 The Company appoints the Executive and the Executive agrees to serve as Creative Director of the Company or in such other appointment as may from time to time be agreed. The Executive accepts that the Company may require him to perform other duties or tasks not within the scope of his normal duties and the Executive agrees to perform those duties or undertake those tasks as if they were specifically required under this Agreement.

2.2 The appointment shall be deemed to have commenced on 6 April 2001 and shall continue (subject to earlier termination as provided for in this Agreement) until terminated by either party giving to the other not less than 3 months prior notice.

2.3 With the prior consent of the Executive the Company may from time to time appoint any other person or persons to act jointly with the Executive in his appointment.

2.4 The Executive warrants that by virtue of entering into this Agreement or the other agreements or arrangements made or to be made between the Company or any Group Company and him he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

3 Duties of the Executive

3.1 The Executive shall at all times during the period of this Agreement:

3.1.1 devote the whole of his time, attention, skill and ability to the duties of his appointment provided that without prejudice to the terms of this Agreement the Board may at any time require the Executive to cease performing and exercising all or any such duties, functions and powers;

3.1.2 faithfully and diligently perform those duties and exercise such powers consistent with them which are from time to time assigned to or vested in him;

3.1.3 obey all lawful and reasonable directions of the Board;

3.1.4 use his best endeavours to promote the interests of the Company and its Group Companies;

3.1.5 keep the person designated as his immediate superior promptly and fully informed (in writing if so requested) of his conduct of the business or affairs of the Company and its Group Companies and provide such explanations as his immediate superior may require;

3.1.6 not at any time make any untrue or misleading statements relating to the Company or any Group Company.

3.2 The Executive shall (without further remuneration) if and for so long as the Company require during the period of this Agreement:

3.2.1 carry out duties on behalf of any Group Company;

3.2.2 act as an officer of any Group Company or hold any other appointment or office as nominee or representative of the Company or any Group Company;

3.2.3 carry out such duties and the duties attendant on any such appointment as if they were duties to be performed by him on behalf of the Company.

4 Conflict of Interest

4.1 The Executive shall not during the period of this Agreement either on his own account or as the employer of others or otherwise be engaged or concerned in any business other than that of the Company or any Group Company or accept any other engagement or public office except with the written consent of the Company but the Executive may nevertheless be or become or minority holder of any securities which are quoted in a Recognised Investment Exchange.

5 Compliance/Dealings in "Securities"

5.1 The Executive shall during his employment and for 12 months after the termination of his employment comply and shall procure that his spouse and minor children shall comply with all applicable rules of law any recognised investment exchange regulations including the "Model Code for Securities Transactions by Directors of Listed Companies" issued by the London Stock Exchange and any Company policy issued in relation to dealings in shares debentures or other securities of the Company and any Group Company or any unpublished price sensitive information affecting the securities of any other Company.

6 Place of work and residence

6.1 The Executive shall perform his duties at the head office of the Company 5th Floor, 56 Oxford Street, Manchester and/or such other place of business of the Company or of any Group Company or the Company's clients as the Company requires whether inside or outside the United Kingdom but the Company shall not without his prior consent require him to go to or reside anywhere outside the United Kingdom except for occasional visits in the

ordinary course of his duties.

7 Pay

7.1 During his appointment the Company shall pay to the Executive a basic salary at the rate of £30,000 per year which shall accrue day-to-day and be payable by equal monthly instalments in arrears on or about the last working day of each month. The salary shall be deemed to include any fees receivable by the Executive as a Director of the Company or any Group Company, or of any other company or unincorporated body in which he holds office as nominee or representative of the Company or any Group Company.

7.2 The Executive's basic salary shall be reviewed by the Board in January each year.

7.3 At the absolute discretion of the Board, the Executive may be allowed to participate in such bonus scheme or schemes as the Company operates for executives of comparable status and on such terms (including any performance targets or criteria) as the Board may determine from time to time. Participation in any such scheme for any year does not confer on the Executive any right to participate the following year or subsequent years.

7.4 Payment of the salary may be by the Company or any Group Company and, if more than one company, in such proportions as the Board may from time to time think fit.

8 Pension

8.1 The Company shall provide a pension scheme from April 2001 for the benefit of the Executive and the Executive shall be entitled to be and remain a member of the Scheme, subject to the terms of its Deed and Rules from time to time. The Company will contribute by 12 equal monthly instalments a sum equivalent to 5% of the Executive's basic annual salary. The Company shall be entitled at any time to terminate the Scheme or the Executive's membership of it without compensation subject to providing him with the benefit of an equivalent pension scheme ('the New Scheme') each and every benefit of which shall be not less favourable than the benefits provided to the Executive under the existing scheme and will ensure that the Executive is fully credited in the New Scheme for his pensionable service in the existing scheme as if such pensionable service had been under the New Scheme.

9 Car

9.1 Subject to the Executive holding a current full driving licence the Company shall provide the Executive for his sole business use and private use by him and his spouse with a car of a make, model and specification of his choice provided that the cost to the Company in respect of the car shall not be more than £350 per month (such limit to be reviewed by the Company from time to time and increased commensurately with increases in new car prices) and subject to the Board approving such choice as is commensurate with both the status of the Executive and the image of the Company (which approval shall not be withheld unreasonably).

9.2 The Company shall bear all standing and running expenses of the car.

9.3 The Executive shall always comply with all regulations laid down by the Company from time to time with respect to company cars; shall forthwith notify the Company of any accidents involving his company car and of any charges of driving offences which are brought against him and, on the termination of his appointment whether lawfully or unlawfully, shall forthwith return his company car, its keys and all documents relating to it and all accessories in the car or provided to the Executive in connection with the car, to the Company at its head office.

9.4 The Executive will take good care of the motorcar and procure that the provisions and conditions of any policy of insurance relating to it are observed in all respects.

9.5 For the purpose of calculating the value to the Executive of using the car for his private purposes the Inland Revenue scales will be used.

10 Expenses

10.1 The Company shall reimburse to the Executive on a monthly basis all travelling, hotel, entertainment and other expenses reasonably incurred by him in the proper performance of his duties subject to the Executive complying with such guidelines or regulations issued by the Company from time to time in this respect and to the production to the Company of such vouchers or other evidence of actual payment of the expenses as the Company may reasonably require.

10.2 Where the Company issues a company sponsored credit or charge card to the Executive he shall use such card only for expenses reimbursable under clause 10.1 above, and shall return it to the Company together with any other property of the Company forthwith on the termination of his employment.

11 Holiday

11.1 In addition to English public holidays the Executive is entitled to 23 working days paid holiday in each holiday year from 1 January to 31 December to be taken at such time or times as are agreed with the Managing Director. The Executive shall not without the consent of the Managing Director carry forward any unused part of his holiday entitlement to a subsequent holiday year.

11.2 For the holiday year during which his appointment commences or terminates, the Executive is entitled to 2 working days holiday for each complete calendar month of his employment by the Company during that holiday year. On the termination of his appointment for whatever reason, the Executive shall [not] either be entitled to pay in lieu of outstanding holiday entitlement or shall be required to repay to the Company any salary received for holiday taken in excess of his actual entitlement. The basis for payment and repayment shall be 1/253 x of the Executive's annual basic salary for each day.

12 Sickness

12.1 If the Executive is absent because of sickness (including mental disorder) or injury he shall report this fact forthwith to the Company Secretary's office and if the Executive is so prevented for seven or more consecutive days he shall provide a medical practitioner's statement on the eighth day and weekly thereafter so that the whole period of absence is certified by such statements. Immediately following his return to work after a period of absence the Executive shall complete a Self-Certification form available from the Company Secretary's office detailing the reason for his absence.

12.2 If the Executive shall be absent due to sickness (including mental disorder) or injury duly certified in accordance with the provisions of clause 12.1 hereof; he shall be paid his full remuneration hereunder for up to 65 working days' absence in any period of 12 consecutive months and thereafter such remuneration, if any, as the Board shall from time to time determine provided that such remuneration shall be inclusive of any Statutory Sick Pay to which the Executive is entitled under the provisions of the Social Security Contributions and Benefits Act 1992 and any Social Security Sickness Benefit or other benefits recoverable by the Executive (whether or not recovered) may be deducted therefrom.

12.3 For Statutory Sick Pay purposes the Executive's qualifying days shall be his normal working days.

12.4 If the Executive is absent from work because of any injury or condition (physical or mental and whether or not sustained in the course of his duties) caused wholly or partly by any act or omission of any person, firm, company or organisation (other than the Company or any Group Company) from whom the Executive may be or become entitled to recover damages or compensation, any sum paid by the Company to the Executive in respect of the absence will be an interest free loan to the Executive repayable immediately by the Executive to the Company on recovery by him of any such damages or compensation. The Executive shall forthwith notify the Company of all the relevant circumstances and of any claim, compromise settlement or judgement made or awarded in connection therewith.

12.5 At any time during the period of his appointment, (but not normally more often than once every second year) the Executive shall at the request and expense of the Company permit himself to be examined by a registered medical practitioner to be selected by the Company and hereby authorises such medical practitioner to disclose to and discuss with the Company's medical adviser the results of such examination and any matters which arise from it in order that the Company's medical adviser can notify the Company of any matters which, in his opinion, might hinder or prevent the Executive (if during a period of incapacity) from returning to work for any period or (in other circumstances) from properly performing any duties of his appointment at any time.

13 Inventions and Patents

13.1 If the Executive makes any invention whether patentable or not which relates to or is capable of being used in any business of the Company with which the Executive is (at the time of making the invention) or has been (within the two years before that time) concerned to a material degree the Executive must disclose it to the Company immediately to enable the Company to determine whether or not it is a Company Invention.

13.2 If the invention is not a Company Invention, the Company shall treat all information disclosed to it by the Executive as the Executive's confidential property .

13.3 If the invention is a Company Invention, the Executive shall hold it in trust for the Company and, at the request and expense of the Company anywhere in the world and at any time promptly, do all things necessary or desirable (including the execution of documents) to enable the Company or its nominee to obtain for itself the full benefit of and to secure patent or other appropriate forms of protection for the Company Invention throughout the World.

13.4 Decisions as to the patenting and exploitation of any Company Invention shall be at the sole discretion of the Company.

13.5 The Executive irrevocably appoints the Company Secretary to be his attorney in his name and on his behalf to execute documents, to use his name and to do all things which may be necessary or desirable for the Company to obtain for itself or its nominee the full benefit of the provisions of clause 15 and a certificate in writing signed by any Director or the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case so far as any third party is concerned.

13.6 The provisions of this clause 13 and all sub-clauses are without prejudice to the provisions of the Patents Act 1977.

14 Copyright

14.1 The Executive shall promptly disclose to the Company all copyright works or designs originated, conceived, written or made by him alone or with others (except only those works originated, conceived, written or made by him wholly outside his normal working hours which are wholly unconnected with his appointment) and shall hold them in trust for the Company until such rights shall be fully and absolutely vested in the Company for the full periods of protection available in law including all renewals and extensions.

14.2 The Executive hereby assigns to the Company by way of future assignment all copyright, design rights, the rights to register trade marks or service marks and other proprietary rights (if any) for the full terms thereof throughout the World in respect of all copyright works and designs originated, conceived, written or made by him (except only those works or designs originated, conceived, written or made by him wholly outside his normal working hours which are wholly unconnected with his appointment) during the period of his appointment by the Company (the 'Works').

14.3 The Executive hereby irrevocably and unconditionally waives in favour of the Company any and all moral rights conferred on him by Chapter IV of Part I of the Copyright Designs and Patents Act 1988 for any Works.

14.4 The Executive acknowledges that, for the purpose of the proviso to section 2(1) Registered Designs Act 1949 (as amended), the covenants on the part of him and the Company will be treated as good consideration and the Company will be the proprietor of any design which forms part of the Works.

14.5 The Executive will (both during and after the termination of his employment) at the Company 's request and expense anywhere in the world and at any time promptly do everything (including executing documents) that may be required by the Company to substantiate, assure, defend or protect the rights of the Company to or in respect of any Works.

14.6 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do everything necessary to effect the obligations of the Executive, under this clause on his behalf.

15 Confidential Information

15.1 In this clause "Confidential Information" means all New Material and all other confidential information relating to the business, organisation, transactions, finances, processes, specifications, methods, designs, formulae, technology and business activities, of and concerning the Company and Group Companies and its customers and suppliers.

15.2 Except as authorised or required by his duties the Executive shall keep secret and shall not use or disclose and shall use his best endeavours to prevent the use or disclosure by or to any person of any of the Company's or Group Companies' Confidential Information which comes to his knowledge during his employment.

15.3 The restriction in clause 15.2 shall apply during and after the termination of the Executive's employment without any time limit but shall cease to apply to information or knowledge which the Executive establishes has in its entirety become public knowledge otherwise than through any unauthorised disclosure or other breach on his part of that restriction.

15.4 All records in any medium (whether written, computer readable or otherwise) including accounts, documents, drawings and private notes about the Company or Group Company and all copies and extracts of them made or acquired by the Executive in the course of his employment shall be:

- the property of the Company;
- used for the purpose of the Company only;
- returned to the Company on demand at any time; and

- returned to the Company (or deleted from any re-usable material) without demand on the termination of the Executive's employment.

16 Use of internet/e-mail

16.1 The Executive must not, under any circumstances, during his hours of work for the Company, use the e-mail or internet service for any purpose other than to carry out his duties as set out in clause 3.

16.2 Any unauthorised use of the e-mail or internet service will constitute gross misconduct.

16.3 The Company reserves the right to monitor any incoming or outgoing e-mail messages at any time.

17 Termination of agreement

17.1 Automatic termination

Notwithstanding any other provision of this Agreement the Executive's employment shall automatically terminate without notice and/or payment in lieu of notice and/or compensation of any kind on the Executive reaching his 65th birthday.

17.2 Suspension

In order to investigate a complaint against the Executive of misconduct the Company is entitled to suspend the Executive on full pay for so long as may be necessary to carry out a proper investigation and hold a disciplinary hearing.

17.3 *Immediate dismissal*

Without prejudice to any other rights of the Company the Company may terminate this Agreement with immediate effect without being under any obligation to pay further remuneration or provide further benefits to the Executive or provide notice or payment in lieu of notice or any other compensation to the Executive if the Executive:

17.3.1 commits any act of gross misconduct or repeats or continues (after written warning) any other breach of his obligations under this Agreement; or

17.3.2 is guilty of any conduct which in the reasonable opinion of the Board brings him, the Company or any Group Company into disrepute; or

17.3.3 is convicted of any criminal offence (excluding an offence under road traffic legislation in the United Kingdom or elsewhere for which he is not sentenced to any term of imprisonment whether immediate or suspended); or

17.3.4 commits any act of dishonesty whether relating to the Company, any Group Company, any of its or their employees or otherwise; or

17.3.5 becomes bankrupt or has an interim order made against him under the Insolvency Act 1986 or makes any arrangement or composition with his creditors generally; or

17.3.6 is in the reasonable opinion of the Board incompetent in the performance of his duties or fails to perform his duties to a satisfactory standard.

17.4 Dismissal on short notice

The Company may terminate this Agreement as follows: notwithstanding clause 12.2 by not less than 1 months' prior notice given at any time while the Executive is incapacitated by ill-health or accident from performing his duties under this Agreement and he has been so incapacitated for a period or periods aggregating 65 days in the preceding 12 months. Provided that the Company shall withdraw any such notice if during the currency of the notice the Executive returns to full time duties and provides a medical practitioner's certificate satisfactory to the Board to the effect that he has fully recovered his health and that no recurrence of his illness or incapacity can reasonably be anticipated.

17.5 Alternative Duties upon Termination

Without prejudice to clause 3 the Company shall not be under any obligation to vest in or assign to the Executive any powers or duties or to provide work for the Executive and the Company may in its absolute discretion without breaching the terms of this Agreement or giving rise to any claim against the Company or any Group Company at any time or for any time or from time to time or after notice of termination has been given by either party pursuant to clause 2.2 or otherwise under the terms of this Agreement or if the Executive seeks to or indicates an intention to terminate his employment:-

(i) exclude the Executive from the premises of the Company and/or any Group Company;

(ii) require the Executive to carry out specified duties (consistent with the Executive's status, role and experience for the Company) other than those referred to in clause 3 or carry out no duties;

(iii) announce to employees, suppliers, customers, introducers of business and The London Stock Exchange that the Executive has been given notice of termination or has resigned (as the case may be);

(iv) instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, introducers of business, agents or representatives of the Company or any Group Company until his employment hereunder has terminated

for all or part of the notice period or other period as the case may be provided that the Executive continues to be paid and enjoys his full contractual benefits for the period of the exclusion (unless and until his employment under this Agreement shall be terminated under any provision of this Agreement). During any such period the Executive will not be permitted to work for any other person firm company or organisation or to carry out work on his own account without the prior written permission of the Board.

17.6 Assistance

Before and after termination of the Executive's employment, the Executive will provide the Company and/or any Group Company with reasonable assistance regarding matters of which he has knowledge and/or experience and will assist the Company and/or any Group Company in any proceedings or possible proceedings in which the Company and/or Group Company is or may be a party.

17.7 Pay in lieu

Notwithstanding the provisions of clauses 2.2 and 17.4 the Company shall be entitled to discharge any obligations to the Executive in relation to any notice required to be given under clause 2.2 or pursuant to clause 17.4 hereof by making a payment in lieu of notice subject to deduction of tax and national insurance due in relation to such payment.

17.8 Miscellaneous

On the termination of this Agreement for whatever reason, the Executive shall at the request of the Company:

17.8.1 resign (without claim for compensation but without prejudice to any claims which the Executive may have against any company arising out of breach of this Agreement) from all and any offices which he may hold as a Director of the Company or of any Group Company and from all other appointments or offices including trusteeships which he holds as nominee or representative of the Company or any Group Company; and

17.8.2 transfer without payment to the Company or as the Company may direct any qualifying shares provided by it to him; or procure the transfer of all shares held by him in trust or as a nominee by virtue of his employment with the Company to such person or persons as the Company may direct

and if he should fail to do so within seven days the Company is hereby irrevocably authorised to appoint some person in his name and on his behalf to sign any documents or do any things necessary or requisite to effect such resignation(s) and/or transfer(s). Any delay by the Company in exercising any right of termination shall not constitute a waiver thereof.

18 Change in control (unquoted or private company)

18.1 If, prior to the date agreed pursuant to this Agreement for the termination of the employment of the Executive, the employment of the Executive is terminated by reason of the liquidation, reorganisation or other reconstruction of the Company or any other Group Company or as part of any other rearrangement of the affairs of the Company or any other such company not involving a liquidation and if the Executive is offered employment by a reconstructed company or by another Group Company on terms not less favourable to the Executive than those of this Agreement the Executive shall be obliged to accept such offer and shall have no claim against the Company in respect of the termination of his employment.

18.2 If the Executive shall have been offered but shall have unreasonably refused to agree to the transfer of this Agreement by way of novation to a company which has acquired or agreed to acquire the whole or substantially the whole of the undertaking and assets of or of the equity share capital of the Company, the Executive shall have no claim against the Company in respect of the termination of his/her employment hereunder by reason of the subsequent winding-up of the Company or of the disclaimer of this Agreement by the Company within one month after such acquisition.

19 Post Termination Restrictions

19.1 The Executive shall not for the Restricted Period directly or indirectly solicit, transact business or deal in the Field of Business in competition with the Company from or with any of the Company's customers clients, agents, suppliers, advisers, or introducers of business.

19.2 The Executive shall not for the Restricted Period directly or indirectly cause or encourage any of the Company's customers, clients, suppliers, advisers, or introducers of business to cease or restrict or reduce its dealings with, orders supplies, services or advice to the Company.

19.3 The Executive shall not for the Restricted Period for any purpose in the Field of Business directly or indirectly:

- employ, be employed by, enter into any business relationship with a Restricted Employee; or
- be employed by any person who employs or intends to employ a Restricted Employee.

19.4 The Executive shall not for the Restricted Period directly or indirectly cause, encourage or assist any of the Company's restricted employees or directors to leave its service or to do anything which if done by the Executive would be breach of this agreement.

19.5 The Executive shall not for the Restricted Period directly or indirectly work for any person who as a result of engaging the Executive or his services in any capacity becomes a competitor of the Company.

19.6 The Executive shall not for the Restricted Period directly or indirectly work or engage or be interested in the United Kingdom in any business in the Field of Business and which competes with the Company.

19.7 The Executive shall not at any time after the termination of his employment under this Agreement directly or indirect represent himself as being interested in or employed by or in any way connected with the Company or its business.

20 Limitation on Restrictions

20.1 References to the Company's customers, clients, agents, suppliers, advisers, employees and directors means those at the date of termination and during the 12 months immediate before it.

20.2 The above restrictions shall apply only in respect of the customers, agents, suppliers, advisers, employees, directors, premises and business in respect of which the Executive (or one of his subordinates) has during the last 12 months of his employment been materially responsible or involved.

20.3 Each of the restrictions in this clause are separate restrictions for the separate benefit of the Company and each Group Company and shall be severable one from another.

20.4 The parties agree that the periods referred to in clause 19.1, 19.2, 19.3, 19.4, 19.5 and 19.6 will be reduced by one day for everyday during which at the Company's direction and pursuant to clause 17.5 of this Service Agreement the Executive has been excluded from the Company's premises and/or not carried out any duties or has carried out duties other than his normal duties.

20.5 The restrictions in this clause shall apply and remain in force notwithstanding that the Executive establishes that his employment was terminated unfairly or on the grounds of redundancy (both within the meaning of the Employment Rights Act 1996 Act) or as a result of a breach by the Company of the terms of this Agreement.

20.6 The Company shall have the right at any time during or after the termination of this Agreement by written notice to reduce the scope or extent of any of the restrictions contained in this clause.

21 Deductions

21.1 The Executive hereby authorises the Company, to deduct from his remuneration (which for this purpose includes salary, pay in lieu of notice, commission, bonus, holiday pay and sick pay) all debts owed by the Executive to the Company or any Group Company including, without limitation, any overpayments, loans or advances made to him by the Company, the cost of repairing any damage or loss to the Company's property, caused by him and any losses suffered by the Company as a result of negligence or breach of duty by the Executive. This clause is without prejudice to the right of the Company and/or any Group Company to recover any sums or balance of sums owing by the Executive to the Company and/or any Group Company by legal proceedings.

22 General

22.1 Other terms

The provisions of the Company's standard terms and conditions of employment (as amended from time to time) shall be terms of the Executive's employment except to the extent that they are inconsistent with this Agreement.

22.2 Statutory particulars

The further particulars of terms of employment not contained in the body of this Agreement which must be given to the Executive in compliance with Part 1 of the Employment Rights Act 1996 are given in Schedule 1.

22.3 Personal data

The Company reserves the right to process personal data in respect of the Executive when such processing is necessary for the performance of a contract to which the Executive is a party, in accordance with the Data Protection Act 1998.

22.4 Prior agreements

22.4.1 This Agreement sets out the entire agreement and understanding of the parties and is in substitution for any previous agreements, arrangements, contracts of employment or for services between the Company or any of its Group Companies, agreements, arrangements and the Executive (whether written, oral or implied) which shall be deemed to have been terminated by mutual consent. The Executive and the Company acknowledge that in entering into this Agreement neither has relied on any representation or undertaking by the other whether oral or in writing except as expressly incorporated in this Agreement.

22.4.2 The Executive agrees that he has no outstanding claims of any kind against the Company and/or against any Group Company.

22.5 Accrued rights

The expiration or termination of this Agreement however arising shall not operate to affect such of the provisions of this Agreement as are expressed to operate or have effect after then and shall be without prejudice to any accrued rights or remedies of the parties.

22.6 Proper law

The validity construction and performance of this Agreement shall be governed by English law.

22.7 Acceptance of jurisdiction

All disputes claims or proceedings between the parties relating to the validity construction or performance of this Agreement shall be subject to the jurisdiction of the courts of England and Wales to which the parties irrevocably submit.

22.8 Notices

Any notice to be given by a party under this Agreement must be in writing in the English language and must be given by delivery at or by sending by first class post or other faster postal service, or facsimile transmission or other means of telecommunication in permanent written form (provided the addressee has his or its own facilities for receiving such transmissions) to its registered office for the time being in the case of the Company and to the last known postal address or relevant telecommunications number of the other party. Where notice is given by sending in a prescribed manner it shall be deemed to have been received when in the ordinary course of the means of transmission it would be received by the addressee. To prove the giving of a notice it shall be sufficient to show it was dispatched. A notice shall have effect from the sooner of its actual or deemed receipt by the addressee.

IN WITNESS WHEREOF THE EXECUTIVE AND THE COMPANY HAVE EXECUTED THIS DOCUMENT AS A DEED THE DAY AND YEAR FIRST BEFORE WRITTEN

Signed by the Executive

and delivered as a Deed

in the presence of [__________] L.P. BIRKETT

Witness signature

L.P. BIRKETT

Witness name

8, REGENTS FOUNDRY COURT
CATHERINE ST
MACCLESFIELD SK11 6E

Witness address

FINANCIAL CONTROLLER.

Witness occupation

Signed and delivered as a deed

by [S.V.KEENAN.] (Director) and

[LEE BRUETT] (Director/Secretary)

for and on behalf of the Company

in the presence of [__________]

Witness signature

KOSTA GEORGAS

Witness name

14 CLEAVER MEWS
MACCLESFIELD

Witness address

MORTGAGE UNDERWRITER

Witness occupation

SCHEDULE 1

Part 1 Employment Rights Act 1996

The following information is given to supplement the information given in the body of the Agreement in order to comply with the requirements of Part 1 of the Act.

1 The Executive's employment with the Company commenced on [01.06.00].

2 The Executive's period of continuous employment with the Company began on [01.06.00].

3 The Executive's hours of work are the normal hours of the Company from [9] am to [5.30] pm Monday to Friday each week together with such additional hours (without remuneration) as may be necessary so as properly to fulfil his duties.

4 No Contracting-Out Certificate pursuant to the provisions of the Pensions Schemes Act 1993 is held by the Company in respect of the Executive's employment.

5 The Executive is subject to the Company's Disciplinary Rules and Disciplinary Procedures but has no contractual entitlement in those respects.

6 If the Executive has any grievance relating to his employment (other than one relating to a disciplinary decision) he should refer such grievance to the Managing Director and if the grievance is not resolved by discussion with him it will be referred to the Chief Executive for resolution.

7 There are no Collective Agreements which affect the terms and conditions of employment of the Executive.

APPENDIX G

NEWSPAPER ARTICLES

24May2002 UK: Sandler takes emperors to task - Business Editor's Commentary - Opinion.

By Patience Wheatcroft.
RON **SANDLER** approached his inquiry into savings with a determinedly independent eye. He has thus been able to spot that several of the emperors of the industry are extremely scantily clad, if not entirely naked.
He has looked at fund managers and asked why it is that those that call themselves active, and charge accordingly, regularly fail to deliver any better performance than the index trackers. A good question, many might agree. So his report, when it appears next month, is likely to make unpleasant reading for those organisations which have been raking in the money while delivering a poor performance on behalf of investors.
Sandler's inquiry was set in motion by the Treasury in part because of the realisation that if people are to be persuaded to save more, they should be confident that they will be able to do so without being ripped off. So a central thread of the report is likely to be a call for simple, low-cost products that will, as far as possible, deliver what they promise.
Cat-marking is already a philosophy which has the Government's approval. Now we are likely to see an extension of that system to a wider range of financial products which will be available effectively off the shelf. To make that possible, **Sandler** advocates that there should be salesmen who do not have to comply with the qualification requirements for independent financial advisers. While IFAs are not always of the highest calibre, and there are some from whom one would not feel safe buying a used car, the process of going through the qualification procedure is lengthy and therefore expensive. That cost has to be recouped somehow and, inevitably, it is investors who foot the bill.
If consumers are to buy financial products as they buy baked beans, the people selling them do not need to be overly qualified. But if we go in that direction, it will be essential that the products are simple and that consumers are aware of what they are buying. The Financial Services Authority has been a vocal advocate of the need for more financial awareness among the public but this scenario would make it essential.
A series of crises in the savings industry has made many people wary, and tempted them into putting their cash into property rather than entrust it to the City's fund managers. To judge from the current retail figures, it also seems likely that some people have looked at disasters such as Equitable and decided that they may as well spend their money and enjoy themselves now rather than store up disappointment for the future.
Sandler is well aware of the problems such attitudes will cause as people grow older. He has examined the question of whether the need for increased savings should be translated into a degree of compulsion. Now it seems that he has decided to leave that issue for the Government to determine. And that means that any extra element of compulsion is unlikely, since it would be unpopular. But not even making financial products simpler and cheaper will encourage the level of savings needed to bridge the looming pensions gap.
There will still be some, however, who want more sophisticated investments and many in the City will be pleased to learn that the review has not come down in favour of ruling out with-profits policies. There is likely to be a demand for more transparency in how they operate but not an outright ban. In part this may be because, despite recent events, with-profits have in the past delivered a rather better return than many savings products. But it is hard for most fund managers to beat the index, which is why **Sandler** has been so incensed by the fees which many charge for failing to deliver anything that a blind dog could not have done. He is a brave man to say so.

Sources: THE TIMES 24/05/2002 P28

REUTERS Business Briefing , 26-6-2002

24May2002 UK: Sandler to shake up savings.

By James Moore.

THE financial services industry is to face its biggest shake-up in more than a century after what is set to be a hard-hitting report to the Treasury on its practices.

The Times has learnt that Ron **Sandler**, the former head of Lloyd's of London, who was commissioned by the Government to head a review of the industry, will sharply criticise UK savings products and recommend wide-ranging change.

Mr **Sandler** is expected to recommend the creation a new class of simple, inexpensive savings products which can be sold without the need for costly financial advice. The products are thought likely to incorporate elements of the Government's low-cost stakeholder pension scheme.

A new type of financial adviser able to provide low-cost basic advice on a basket of simple products will be authorised. They are likely to require a lower level of qualification than financial advisers currently have to obtain.

Sources close to Mr **Sandler** also said he was set to attack the operation of with-profits life insurance policies, the cornerstone of the UK insurance industry, but stop short of recommending an outright ban.

Instead, the report will call for with-profits funds, which aim to smooth returns for investors by holding back cash from years when markets perform well to pay out in years when returns are poor, to move towards 100 per cent ownership by policyholders rather than splitting profits 90-10 with insurers' shareholders.

The report is expected to say the move is necessary because the current arrangement is exposed to a conflict of interest between shareholders and policyholders.

The report will also call for tough new rules to be imposed on the sale of actively managed unit trusts, which aim to beat the performance of the stock market.

Few such funds outperform the FTSE all-share index despite the fact that they charge annual fees of up to three times those charged by funds that track the index.

Active funds also levy an upfront charge of up to 5 per cent of a customer's initial investment.

Figures from Lipper, the fund research company, show that just 135 of 326 funds investing in UK equities outperformed the all-share over one year and 132 of 278 outperformed over three years.

But after charges are taken into account just 86 out of 326 funds outperformed Legal & General's all-share tracker fund, one of the cheapest on the market, over a year, while just 93 out of 278 funds managed to outperform over three years.

The new rules will deal another blow to the UK's embattled retail fund management industry, which is already reeling from the controversy surrounding split capital investment trusts.

A source close to the review said: "Be assured, this report will pull no punches. No issues have been shied away from and Ron has a reputation for straight-talking."

A Treasury spokesman denied recent speculation that the **Sandler** review would be delayed until as late as September, saying: "We expect to receive the report in the early part of July when it will go to Treasury ministers for their consideration."

A spokesman for the Association of British Insurers said: "With-profits policies can provide consistently good returns for investors because of the smoothing they provide and they are popular with investors.

"We want to see reforms to make them more transparent. On the issue of shareholders and policyholders, it is important consumers are reassured. We await the ideas from the Financial Services Authority and Mr **Sandler**."

The **Sandler** review was set up after a recommendation from Paul Myners, the former chairman of Gartmore, in his review of institutional investment for the Government.

The FSA is expected to produce its own report on the with-profits industry next week.

Commentary, page 28

Sources: THE TIMES 24/05/2002 P27

REUTERS Business Briefing , 26-6-2002

25May2002 UK: Wary insurers resist Sandler shake-up plan.

By James Moore.
THE Association of British Insurers gave warning of serious consequences were the Government swiftly to implement a far-reaching package of reforms which are set to be proposed as part of a sweeping review of the industry.
The ABI said yesterday that any change must "balance the cost with the benefit" and that it feared "potential disruption" to the entire savings industry if the reforms were enacted without thinking through their consequences. The warning comes after yesterday's edition of The Times revealed that Ron Sandler, the former head of Lloyd's of London, was planning to propose the most far-reaching shake-up of the industry in more than a century.
Recommendations in his report, which will be handed to Gordon Brown, the Chancellor, by mid-July, include proposals for sweeping reforms of the much-criticised with-profits life insurance industry. It will attack "conflicts of interest" in with-profits funds because they split returns between policyholders and shareholders on a 90/10 basis.
Legal & General said it welcomed much of the report, particularly plans for a new breed of financial adviser able to recommend a limited range of simple products. But the company rejected allegations that there was a conflict of interest between shareholders and policyholders. "Shareholders' and policyholders' interests are the same, they are both looking for good returns," it said.
The Consumers' Association, however, "warmly welcomed" the plans. Delroy Corinaldi, its public affairs adviser, said the association believed that the proposals would make it harder for insurance companies to plunder their surplus capital, or orphan assets - funds built up over several years and the ownership of which is unclear.
More than 12 million people currently hold with-profits life insurance policies, which have been the cornerstone of the UK long-term savings industry for more than 100 years and were pioneered by Equitable Life, the troubled insurer.

Sources: THE TIMES 25/05/2002 P52

REUTERS Business Briefing , 26-6-2002

25May2002 UK: UK insurance challengers throw global punches - Head-to-head - CGNU's Richard Harvey versus Prudential's ...

By James Moore.
UK insurance challengers throw global punches - Head-to-head - CGNU's Richard Harvey versus Prudential's Jonathan Bloomer.

A fighter with visions of European dominance faces a rival who rides the Asian Tiger. James Moore gives his verdict
Richard Harvey, 51, is the church warden chief executive of CGNU, whose name he is set to change to Aviva. He became group chief executive in April 2001 after deputising for Bob Scott in putting together Norwich Union with CGU to form CGNU. The two men shamelessly wrapped themselves in the Union Jack to sell to sceptical shareholders the nil-premium merger, which created a group talking of becoming a UK champion.
Jonathan Bloomer, 48, the Prudential chief executive, took over from Sir Peter Davis, now at the helm of J Sainsbury, the retailer. He has not been short of ambition, last year attempting a merger with American General, the US life insurer, which would have created a £30 billion-plus company. In the end the deal was broken up by AIG, and Bloomer now needs to come up with fancy numbers to justify a widely criticised bonus plan.
Round 1 Vision
Harvey's strategy has been to focus CGNU's efforts in Europe, positioning the company to take advantage of the Continent's need to reform its increasingly unaffordable state pension provision. He is also hoping to tap into growth opportunities in the former communist states of Central and Eastern Europe. The company has spent the past two years making small acquisitions and disposals to revamp its portfolio of businesses, making a net spend of £2 billion.
Vision is one thing nobody could accuse Jonathan Bloomer of lacking since the brave, some would say reckless, bid for American General. Prudential has been riding the Asian tiger with great success but the failure of the American General deal has exposed holes in the US operations, which have been suffering in a very difficult market. He deserves credit for his part in creating Egg, the Internet bank now confounding sceptics by moving into profit.
Round 2 Financial clout
Harvey's decision to cut dividends by 40 per cent this year, while pocketing a package of 978,000, has rocked CGNU's shares and led to questions over its financial strength. The group followed this by producing falling margins on first-quarter sales, which was a disappointment compared with its main rivals. Investors have been heading for the door as a result. CGNU needs to start producing, and quickly.
Unlike its rival, Prudential's numbers have passed muster. Bloomer has managed to quash talk that it will need a rights issue to fund its fast-growing Asian businesses and picked up a $600 million break-up fee when AIG messed up its merger with American General. Bloomer has set down a target of doubling "intrinsic value", or new business profits, within four years, which might help to justify his £1.3 million package.
Round 3 Track record
Harvey's CGNU is now valued at £8 billion less than investors deemed it to be worth when Norwich Union and CGU came together. Add the dividend cut and recent disappointing figures, and the situation looks even less happy. Ironically, the group's general insurance business, unloved by the City, has been looking better after CGNU lost nearly £2 billion on ditching its London market and US operations.
Prudential was once a lumbering beast that seemed more interested in mis selling pensions and rowing with regulators than getting down to business. Bloomer, first in concert with Sir Peter, has changed all that. Some doubts remain. Prudential paid an awful lot of money to buy M&G, its fund manager, and Bloomer's friend Mark Wood, the UK director, needs to prove there is more to his strategy than cutting jobs.
Round 4 Strengths
CGNU's general insurance business may not set the world on fire but it has looked in increasingly good health, particularly when compared with competitors such as Royal & SunAlliance. Despite CGNU's difficulties, the tough, no-nonsense Harvey is undoubtedly a serious player on the European life insurance scene and the bancassurance ventures on the Continent have been providing strong sales growth.
A former partner in Andersen's financial markets division, Bloomer had the image of a rather dour

accountant when he took the job. But he has shown an ability to take risks and sceptics are continually confounded by the group's performance in Asia. Prudential has been highly influential on the issue of annuity reform, even if not everyone likes what the Treasury is proposing to do with the products.

Round 5 Weaknesses

CGNU is fast developing a reputation for being the Sunderland (a Premiership football team that ought to perform much better than it does) of financial services. The dividend cut was not well received and not well handled. Harvey's attachment to amateur dramatics did nothing to help his poorly received presentation. His sense of humour has been tested by the ridicule that the adoption of Aviva has provoked.

The US business, once a star, is struggling. There are few obvious acquisition targets that could broaden its reach and Bloomer is wary of the sort of price he might have to pay. While suggestions of a rights issue have been kicked into the long grass, funding of Asia remains a long-term worry. The intensely private, theatre-loving Bloomer has faced allegations of fat cattery as a result of an eye-popping bonus plan.

And the winner on points is...

Both companies are in the premier league of European insurers but neither is quite in the position to be challenging for honours. If CGNU is a little like Sunderland, Prudential is more of an Aston Villa, a respectable mid-table performer that needs a little something extra to reach the top. Bloomer thought he had found it in American General but the deal was always going to be a step too far, with Am Gen's shareholders reluctant to accept Pru's UK paper.

Prudential is ahead on points but still has issues to resolve and a downturn in Asia would hurt it badly. Many in the City would like to see the hapless Sir Roger Hurn, whose successor is due to be announced soon, replaced by a strong chairman to work with the relatively youthful Bloomer.

CGNU, despite its decision to adopt the ridiculous Aviva name and the shocks meted out to investors, is not without potential. It just needs to start proving it.

The companies may be the top two in terms of size but in terms of performance both have found themselves eclipsed by David Prosser, chief executive of that plucky upstart Legal & General. He has eschewed acquisitions to focus on the core UK business which, with its concentration on simple, low-cost products, is probably in a better position than either of the bigger groups to cope with Ron Sandler's review into UK financial services.

Sources: THE TIMES 25/05/2002 P47

REUTERS Business Briefing , 26-6-2002

13Jul2002 UK: Sandler's radical shake-up on savings advice.

By Helen Nugent.

Helen Nugent says that savers should benefit from being able to see clearly what they are paying for RADICAL proposals to stop commission-hungry independent financial advisers from recommending unsuitable investment products were unveiled this week in a move which the Government hopes will give savers a better deal.

The Treasury-sponsored review into medium and long-term retail savings, headed by **Ron Sandler**, concluded that consumers rely heavily on advice from intermediaries when buying stock market-linked individual savings accounts (Isas), investment bonds, pensions, life insurance and when borrowing money to finance home loans.

As our table below shows, advice charges for the sale of financial plans vary dramatically. Why, for instance, should you pay 6.5 per cent for a with profits bond and just 3 per cent on a unit trust Isa?

In Mr Sandler's view, investors have little or no understanding of the costs of advice and are often unable to gauge its quality. The review discovered that many consumers think that commission-based advice is free when, in fact, the bill is paid from their savings.

Crucially, Mr Sandler wants consumers rather than product providers to decide what level of commission should be paid. Only this will stop commission-bias, which watchdogs say costs the investing public £140 million a year in over-payments.

Mr Sandler wants to limit the use of the words "independent adviser" to advisers who are not paid by product providers. Firms that continue to settle payment directly with providers would have to describe themselves in other terms, such as "financial product distributor".

Mr Sandler envisages a regime where consumers are in the driving seat. Under his proposals, consumers would agree a rate for advice at the start of the consultation, which could be an hourly or fixed fee.

At the same time, Mr Sandler acknowledges that while this would be the ideal form of remuneration, few people are willing to pay fees and so an alternative model of remuneration, based on commission, is also necessary.

"The Review is conscious that it must take account of consumers' general reluctance to pay upfront fees for advice.Recent studies have shown that, if pressed, investors are willing to pay about £70 an hour for expert financial advice. Yet most advisers charge hourly fees of between £125 and £250. Mr Sandler's solution is simple. IFAs will be allowed to continue to receive commission but with one difference: they must negotiate their commission payment with clients before a deal is struck.

In this way consumers could choose their payment levels from a tariff sheet much in the same way that they order from a set menu at a restaurant.

Earlier this year the Financial Services Authority (FSA) revealed that commission bias by advisers is costing investors £140 million each year. In response, the chief regulator wants to move to so-called "defined payment" system where only fee-charging advisers can call themselves "independent".

It is not clear how the FSA's plans for the advice market will dovetail with Mr Sandler's Report. Experts believe that the regulator's proposals are more likely to gain favour with the Government but it will be months, perhaps years, before we see any changes.

Tom McPhail, of Hargreaves Lansdown, an advisory firm, says: "The review is good news for consumers because they should be able to see what they are getting and how much they are paying for it. It has been too easy in the past for advisers to bury the cost of advice."

Investors are also keen to see a more open approach to sales of financial products. John Campbell, aged 34, a geography teacher from Huddersfield, says: "When my wife and I have looked into a way of saving we have been extremely confused by the sheer amount of options and the complexity of many products on offer." Mr and Mrs Campbell say they would welcome access to straightforward guidance from a local adviser.

Additional reporting by Grainne Gilmore

Sources: THE TIMES 13/07/2002

REUTERS Business Briefing , 17-7-2002

13Jul2002 UK: FT MONEY - 'The industry clearly needs fresh minds' - THE SANDLER INVESTIGATION.

By DEBORAH HARGREAVES.
FT MONEY - 'The industry clearly needs fresh minds' THE SANDLER INVESTIGATION - Investigating the long-term savings market has been "huge fun all the way through", **Ron Sandler** tells Deborah Hargreaves, and there may be more fun to come.

Few people would probably describe a year spent investigating Britain's long-term savings market as "fun". **Ron Sandler** is one of them.

The chairman of Computacenter, the IT infrastructure provider, describes his time reviewing the savings industry as "huge fun all the way through". He took up the challenge when asked by the Treasury to look at the crisis of confidence in savings "because I thought it would be worthwhile; the industry clearly has problems and needs fresh minds."

His own experience with the savings industry - his Equitable Life pension and various with-profits policies - had left him feeling confused. "I had enormous difficulty dealing personally with this industry and thought that, if other people have that experience, I wanted to try and help."

Mr Sandler is no stranger to the world of finance - he spent five years sorting out the problems at the Lloyds' insurance market, but he found much in the savings industry that surprised him.

"I always expected to find some degree of competitive failing," he explains. "You can't have an industry that is so complicated and difficult to discern and expect the competitive forces to be working properly."

But "some of the more unusual discoveries like the extent of the price discrepancy were eye openers". He cites, for example, the wide differences in prices for mutual funds, particularly index trackers which are almost identical products.

Mr Sandler is wary of apportioning blame for the industry's failings that have led to a complex range of products being offered with uneven pricing and poor value for money. "If you've got consumers who are not discerning and are willing to buy products that are considerably more expensive than those next-door, it is not surprising the industry will continue to sell them."

He wants consumers to recognise that part of the solution lies with them to shop around and put more pressure on providers. "There is no particular incentive for any single participant in the industry to try and simplify the jargon and make life less confusing for customers."

This is because consumers will not rush to buy that provider's products and advisers will not sell them unless highly rewarded. Mr Sandler believes commission payments can skew advice offered to consumers on product purchases.

"When I buy a car, I know what the salesman is. He may offer me advice about the model or the features or colour, but he is unambiguously a salesman who is selling me a product."

Mr Sandler believes the market for financial advice does not function properly as many people believe they are getting unbiased help that is free. "I want people to be able to relate the amount they are paying to the quality of advice they are receiving."

The savings industry has broadly welcomed his proposals. But his suggestion that retail investors' preference for active fund management was hard to justify unleashed a backlash from the industry that he calls "somewhat over-egged".

As a board member of a hedge fund and the owner of some hedge fund investments himself, he says he is not against actively managed funds. "There is very clearly a proper role for active and passive management," he says. "In my personal portfolio, I think hedge funds have a role to play."

However, he is concerned that retail investors do not have the resources to be able to pick managers that will outperform over the long term. "The message I want to give is that, to the extent consumers are able to identify superior active managers and are prepared to pay a premium, it's a perfectly respectable choice. But only if they have confidence that the premium paid will lead to superior performance."

In any case, he says the sort of response that will interest him is the one that emerges over the course of coming months when a proper debate on the proposals can be opened.

"Some in the industry would like to see greater levels of change because they see benefits for themselves and others see disadvantages. But on balance, I think the industry will recognise this wake-up call and move towards the structure I've suggested."

This will cause some consolidation in the industry and Mr Sandler hopes that "the best and most efficient

providers will succeed at the expense of the worst and least efficient".
The government has welcomed the report and says it will look at implementing the recommendations. Mr Sandler says he is wedded most to two parts of his proposals: the desire to create a simple range of stakeholder products and the reform of with-profits policies.
He wants to try and attract lower-income savers by selling straightforward, highly-regulated products over the counter. "At one end of the spectrum, you will have people who don't have any surplus income to save, but as you go up the income scale, there are people who have amounts available. But, for a variety of reasons, they are either not saving or not saving sufficient amounts - that's the target market."
He is also eager to bring about great change in the with-profits market. "A considerable amount of blame for the opacity in the market can be laid at the door of with-profits," he says.
The mystery surrounding the smoothing process of holding back returns and topping up in bad years, and giving discretion to the provider to operate the fund in any way they choose, is "inappropriate."
Although Mr Sandler is looking forward to playing more golf and returning to his day job, he acknowledges that much of the important work on the review lies ahead. "Now it is about detailed discussion in Canary Wharf and Whitehall and most significantly in the boardrooms of the companies involved, and I would wish to play an important part in that to ensure my ideas are properly understood."
Some of his proposals could be implemented very quickly, he says, such as the changes to the advisers' market, but designing the new stakeholder products will be more difficult. Mr Sandler could find he is involved with the savings industry for a long time.
1.

Sources: FINANCIAL TIMES , FULL TEXT FINANCIAL TIMES 13/07/2002 P16

REUTERS Business Briefing , 17-7-2002

13Jul2002 UK: FRONT PAGE - WEEKEND FT - Where do you think you're going?

By DEBORAH HARGREAVES.
FRONT PAGE - WEEKEND FT - Where do you think you're going? - Two reports ordered by the government demand a much simpler market in long-term savings products. Deborah Hargreaves investigates.

Britain's savings market could undergo radical surgery following the publication this week of two key reports for the government.

Ron Sandler, former chief executive of Lloyds' insurance market, is urging ministers to implement a dramatic shake-up of long-term savings. Alan Pickering, former head of the National Association of Pension Funds, wants big changes to occupational pensions.

Both reviewers focus on the plethora of products, schemes and tax breaks available for savings and pensions, which cause much confusion among consumers. A theme of both reports is the urgent need for simplification.

Mr Sandler paints a picture of an £800bn savings industry that is far too complex, couched in jargon and with too many products on offer. The consumer is weak, reluctant to save and in any case has a poor understanding of the market.

This situation gives too much power to poorly qualified financial advisers who are paid in commissions from product providers. The structure sees providers buying market share rather than cutting costs and offering customers value for money.

The glaring need for cost-effective products in the savings market where consumers are often paying over the odds for poor performance is one of Mr Sandler's pre-occupations.

The "Darwinian forces" of competition do not work in the savings industry, he believes. Life companies have no incentive to keep costs down.

In fact, companies' unit costs for life contracts have doubled in the past 10 years from £35 to £70 each. But this is masked by the considerable growth of assets under management.

There is no correlation between the price of products and performance. In fact, Mr Sandler points out that for actively managed funds, investors are often paying too much for underperformance.

He also criticises the wide disparity in charges - even for the same product such as index tracking funds where fees range from 0.3 per cent to 2 per cent a year.

At a time when the public needs to save more as the state withdraws from pension provision, the two reviewers believe consumers, particularly those on lower incomes, find it difficult to engage in the market.

Mr Sandler wants lower income savers to be encouraged by the creation of a simple suite of "stakeholder" products that could include a pension, a mutual fund and a with-profits policy. These would be heavily regulated products that could be sold without advice and would include built-in health warnings. They would have a defined investment profile and be designed by the government with regulators and the industry. The products would be price-capped with no initial charge and a strictly regulated exit penalty.

Mr Sandler hopes that the creation of these products would put pressure on providers to cut charges on the rest of their range since they will be cheaper than existing products and available to the mass market. "I happen to think they will also have a wider appeal even for well-off people with sophisticated investment needs and portfolios," Mr Sandler said.

The with-profits policy included in this stakeholder range would have to comply with the new model put forward in the report. Mr Sandler wants a much clearer structure for new with-profits business on which personal pensions, endowments and savings bonds are based.

The new model would prevent insurers from creaming off investment profits from with-profits funds for shareholders. Life companies would need to set up a management company to run the fund.

Investors would have to be given information on "smoothing", the process by which companies hold back some profits in good years to top up policies when performance is bad. Mr Sandler says smoothing should be neutral in the long run.

He also wants customers to be given four figures annually - the current redemption value of the policy, proceeds available on death, projection of the payout on maturity and the level of the unsmoothed assets. This would be accompanied by a report on the financial condition of the fund - all of this would have to be in plain language.

These reforms should make with-profits easier to understand. However, Mr Sandler's recommendation to remove a tax break on with-profits bonds could make them less attractive to higher-rate taxpayers.
He wants to get rid of the rule that allows investors to make tax-free withdrawals of up to 5 per cent a year. He is sceptical about whether tax incentives attract new savings. The fact that advisers have warned of the demise of with-profits bonds if the tax break is removed shows that they are sold for tax reasons rather than on price and performance, he says.
Mr Sandler believes advisers focus too much on product features and tax benefits rather than charges and returns. This is because they are rewarded with commission payments from providers, giving them less incentive to put pressure on costs.
Under his plan, customers would have to agree a rate of remuneration with advisers in advance on the basis of a clear tariff sheet. This could then be compared with other advisers and made clear to consumers how much they pay for the advice element of a product sale.
Mr Sandler has joined Mr Pickering in calling for a drastic simplification in pensions taxation and scheme rules. Mr Pickering wants employers to be given much more leeway over how they run their pension schemes in an effort to stop their closure. Employers would also be able to force workers to join the company pension scheme.
Mr Sandler's recommendations will lead to widespread change in the savings market. He expects to see consolidation in the insurance sector with strong winners and losers. "An industry that doesn't produce winners and losers has a tendency towards mediocrity," he said.
Industry experts believe the large bancassurers and the well-funded insurers will be among the winners with smaller, less capitalised companies losing out. "These proposals taken in the round will have the impact of introducing much more intense levels of competition to the benefit of all savers at all ends of the spectrum," Mr Sandler said.
Ministers have welcomed the Sandler report, but were cooler towards Mr Pickering's findings. The government says it will consult widely on implementing Mr Sandler's proposals, but did not commit itself to taking forward Mr Pickering's report. Nevertheless, consumers could face an uncertain time in coming months as the market they know is turned upside down in the hope of serving them better.
1.

Sources: FINANCIAL TIMES , FULL TEXT FINANCIAL TIMES 13/07/2002 P1

REUTERS Business Briefing . 17-7-2002

14Jul2002 UK: Cashing in to reap the rewards.

If you're lucky enough to have come into money and don't know if you should save it, clear your debts or put together a portfolio of stocks and shares, here are some savings tips to remember

Encouraging people to save more in a bid to take the steam out of Britain's looming pensions crisis moved higher up the political agenda last week with the publication of government-sponsored reports from **Ron Sandler** and Alan Pickering. But sensible weekly budgeting and financial planning will do more to boost your family's economic well-being than rushing headlong into any state-approved new savings accounts.
The reason most people don't save is that after paying a rent or a mortgage, feeding and clothing the family, running a car and having an occasional holiday there is little left to save.
Young people face particularly tough decisions, as they usually emerge from college with substantial debts which can take them years to clear while they are simultaneously attempting to buy a home and then later provide for a family.
These debts can come in two forms: firstly, the government-sponsored loan, which is paid back through a wage-packet deduction. NUS Scotland estimates it will take a typical student 14 and a half years to clear the average (pounds) 14,500 student loan.
Secondly, they will have loans outstanding to the bank. Clearing these while struggling with a mortgage will be challenging enough, but as they break through this pain threshold they will then find themselves needing to put money by again, this time to help their offspring through further education, particularly in Scotland, where courses typically last four years.
But people do have spare cash from time to time, either because their regular outgoings become more manageable after a cut in the interest rates, or because they've been given a pay rise.
Sometimes people come into money in a lump sum via a bonus or inheritance, a win on the lottery or premium bonds, or perhaps because they have sold something like a car. So if you have spare cash, how can you make best use of this money?

Settle your debts
For all the talk about saving throughout life, the number one priority is to clear your debts. There are some exceptions. Student loans are among the few loans cheap enough to keep running parallel with saving. The same can apply to interest-free loans, but be careful that the cost of these loans is not bundled into the price of the purchase item.
It is virtually always advisable to opt into a company pension scheme even if you have substantial debts. These will normally include a range of additional benefits such as life assurance and a pension for your spouse if you die in service. Furthermore, your employer is normally contributing as well, and these contributions are part of your salary, albeit deferred. Opting out is the equivalent to handing back to your employer some of your rightful wages.
These exceptions aside, don't be taken in by the hype. Make sure you clear debts such as credit card balances, overdrafts and personal loans.

Pay off the mortgage
The best guaranteed return for your savings can be had by paying off your mortgage early. If a home loan is costing you 6%, for example, you need to earn 7.2% guaranteed before you are beating this return. It is not possible to get this kind of interest guaranteed.
Repaying your home loan early can save you thousands of pounds and knock years off the term, giving great peace of mind and financial security. Paying (pounds) 1000 early off a (pounds) 75,000 loan, for example, will reduce the term by five months and save (pounds) 2296 in interest, according to Intelligent Finance.
Against this must be weighed the tax breaks designed to encourage you to inject cash into a personal pension or boost a company scheme via additional voluntary contributions or, in the case of lower earners, through a stakeholder.
The arguments in favour of pensions become stronger with higher rate taxpayers where they can receive 40% tax relief upfront. However, money is being locked away for decades and will eventually have to be used to buy an annuity which are not seen as giving particularly good value at the moment.
For basic rate taxpayers, who can only reclaim 23% upfront in tax, repaying debts before worrying about

the future has even more to recommend it.
Debts under control, what next?
Everyone needs cash in a rainy day account. A cushion of several thousand pounds in a mini-cash Isa is a must. No-one knows when the car will break down, the washing machine go into hyper-spin, or worse still, you lose your job, your child becomes sick or your partner leaves you. Ready cash is vital if money worries are not to make your troubles a whole lot worse (see tables page for best savings rates).

Pensions
With money in the bank, pensions planning then becomes a priority. Few in company schemes can look forward to anything like a full pension and so these can be boosted by savings via AVCs or low-cost stakeholders, for those earning less than (pounds) 30,000, although the money is locked away for a very long time. AVCs run by your employer are normally attractive as the company pays the charges, but, as ever, and as the Equitable saga has demonstrated, it can pay to spread your risks.
Those without access to a company scheme should consider a stakeholder pension if they are within the earnings limit or a conventional personal pension if not. Charges are now the same for most companies.

Building an investment portfolio
A great cushion against financial insecurity is a well-constructed investment portfolio which has the advantage over a pension of liquidity, albeit limited in times of market downturns.
A financial adviser or stockbroker will construct one for you and charge fees for their service.
Alternatively, you can do it yourself using the one-third rule.
Conventional wisdom says essentially a balanced, relatively conservative portfolio would be one-third invested in cash, one-third in fixed interest such as guaranteed income bonds, corporate bonds or government gilts, and the final third in higher-risk equities, usually via an investment trust or unit trust.
Low-cost trackers have the advantage at least of mirroring the index, whereas, as the Sandler report confirmed, the majority of active managers, who charge more for their services, don't.
The third rule can be modified by time horizons. In other words, you look forward to when you are likely to need the money again. If it's not for ten years then you should be safe if you opt for equities; if it's less than five years then stick to bonds and cash.

With-profit bonds
These can act as an umbrella as they combine equity, property bonds and cash investments. However, the conventional with-profits bond has been criticised for high charges, high commission and for lack of transparency. Investors can also be hit with penal withdrawal charges if they try to cash in during a market downturn.
Sandler has called for a new kind of with-profits bond to rectify some of these problems.

Buy to let
Torrid stock markets have seen a boom in the numbers of people who are buying property to rent. However, there are mounting fears that we are now at the top of the house price cycle, and that the rental market is finally beginning to dry up.

Sources: SUNDAY HERALD 14/07/2002 P22

REUTERS Business Briefing , 17-7-2002

14Jul2002 UK: So what will the Sandler revolution mean to you?

By TOBY WALNE.
A REVOLUTION is looming in the world of personal finance that could give the longsuffering customer a fair deal at last.

The report by **Ron Sandler**, former boss of the Lloyd's of London insurance market, aims

to shake up the way savings, endowments, investments and pensions are designed and sold. However, it has not met with universal approval. Here, TOBY WALNE takes an in-depth look at the long-awaited report.

THE OVERVIEW

NOW: Investors choose between a vast array of complicated financial products - from deposit accounts and stock market investments to with-profits bonds and pensions.

Then there are Isas, which give investors tax breaks as long as they can understand the rules about mini and maxi accounts.

A variety of pension products also add to the confusion.

FUTURE: Sandler wants a 'suite' of three 'back to basics' products to be aimed at the less well-off and less financially aware.

The products will carry ' stakeholder' labels - effectively kitemarks that tell savers the products are simple, flexible and cheap.

The crucial point is that he wants investment companies to slash charges, introducing a maximum fee of one per cent a year on almost everything.

The first of his three preferred products for the future is a 'mutual fund' - basically a unit trust.

Second is a pension, run much like stakeholder pensions, but with less red tape to daunt potential buyers.

Third comes a with-profits product, made up essentially of shares and bonds.

It will be designed to iron out the peaks and troughs of the stock market.

Rules will also be brought in to stop insurance companies siphoning off savers' cash for other purposes.

WITH-PROFITS BONDS AND ENDOWMENTS

NOW: Traditional with-profits bonds hold back some stock market gains in good years to boost returns in bad times.

How the amount is calculated varies between life offices, as does the way investors' money grows through yearly reversionary bonuses and a terminal bonus.

Shareholders can own up to ten per cent of a with-profits fund. Life offices can also use creative accounting to make with-profits funds look healthier.

FUTURE: With-profits products will have to be easy to understand, abolishing industry jargon.

Shareholders will no longer be able to dip their fingers into with-profits funds.

Prudential chief executive Mark Wood says bonuses will have to be declared at the same time every year by each life office. And he says investors should be given penaltyfree access to their cash.

Orphan assets - fund growth that has not been handed out to investors - will have to be shared to beat creative accounting.

Also, a loophole that allows taxpayers to withdraw five per cent of the funds from their bonds every year free of tax will be closed.

INVESTMENTS

NOW: Actively managed funds are the popular choice for share investors. Most common are unit trusts, where fund managers pool money from investors and use it to buy shares and other assets.

Usually, trusts charge an initial fee of up to five per cent and then 1.5 per cent a year.

There are also tracker unit trusts that follow the stock market.

Charges vary but average about one per cent. Also available are investment trusts - listed companies that hold shares in other firms - charging 0.5 per cent stamp duty for purchases and, typically, one per cent annual management charge.

Open-ended investment companies, a mix of the two, are also available. All may be held in tax-free Isa wrappers.

FUTURE: After Sandler, tracker unit trust funds will become the most popular choice, charging no more than one per cent a year.

More costly tracker funds will be outlawed.

Actively managed funds will still be available, but investors will be encouraged to buy 'CAT-marked' products that charge no more than one per cent a year. They will also have to be told that there is no connection between a fund's performance and management charges.

Investment trusts should also become more popular because they are cheaper.

Tax-free Isa investments will still be sold, though the current mini and maxi options will go. Instead, investors will have an annual allowance that they can use to invest in cash, shares or a mix of the two.

FINANCIAL ADVICE

NOW: Life insurance companies and investment houses line the pockets of financial advisers with big commission payments for selling their products.

They also often hide true product costs from investors by using jargon.

Independent financial advisers must have passed three Financial Planning Certificate exams before they can sell products.

FUTURE: To keep the independent

tag, financial advisers will have to work for set fees or agree total commission payments with clients in advance.

Advisers must pass tough new exams before being allowed to sell investment products.

The amount of red tape facing customers must be slashed. For example, pensions will be sold in less than an hour rather than three hours or more as now - mainly due to unnecessary form-filling. Sandler wants investors to be better educated in personal finance. By achieving this, he hopes that more investors will be able to buy products without the need for expensive advice.

'Give us the choice'

PRIMARY school teacher Janet Swailes is not convinced that **Ron Sandler**'s vision of cheap tracker investment funds is a better option than actively managed ones.

Janet, 29, from Manchester, has been putting £50 a month into the actively-managed Fidelity Special Situations unit trust for the past five years, paying 1.5 per cent of her fund value a year in management charges.

She says: 'I accept that not all actively managed funds do as well as cheaper trackers, but surely we should be given the choice?

'People will pay extra for someone with expertise to pick shares.

With a tracker fund, investors are at the whim of the market.' Sandler slammed the majority of actively managed funds for underperforming the market, but Janet's has outperformed the FTSE All-Share index over the past one, two, three and five years.

Sources: MAIL ON SUNDAY 14/07/2002

REUTERS Business Briefing , 17-7-2002

14Jul2002 UK: Get saving or be carried from the office in a coffin.

By Melanie Bien.
We're not putting nearly enough away to retire, writes Melanie Bien. But two reports offer strong remedies

Two landmark reports into savings and pensions reveal that we are saving nowhere near enough for retirement nor taking responsibility for our own financial welfare. The prognosis is a stark one: unless we start saving more, we could have to work well into our seventies as we struggle to cope with the shortfall. And with a savings gap of £27bn across the population, that's a lot of money.
The reviews from **Ron Sandler** and Alan Pickering, released last Tuesday and Thursday respectively, have been cautiously received, with some industry commentators more enthus-iastic than others. The Sandler Report says the medium and long-term savings industry needs to be more transparent and competitive. Consumers are not saving enough because products are too complicated and charges are often hidden, accor-ding to the report, which recommends a series of safer, simpler "stakeholder" style products. The idea is that these can be sold with less advice than most investments and lighter regulation will be possible, meaning lower charges.
The Pickering Review focuses on sim-plifying the rules for private pensions. The demise of the final salary pension scheme is forcing more employees into money purchase plans where they take on all the investment risk and uncertainty. This, coupled with poor annuity rates and scandals such as Equitable Life, has discouraged many from saving for a pension.
In his review, the former chairman of the National Association of Pension Funds argues that widespread reform is vital. Too much money, he concludes, is spent on regulation - partly caused by a tightening of red tape after the 1990 scandal when Robert Maxwell plundered the Mirror pension fund - and there are too many disincentives to save.
Overall, Pickering contains some sensible proposals, particularly for the simplification of the current system. But others are less welcome. One of the report's challenges is to stop the closure of final salary schemes, which it attempts to address by recommending that these pensions should no longer be forced to rise in line with inflation, so reducing the cost to employers by a third.
But indexation is regarded as a key safeguard for pensioners as rising prices can erode the true value of the pension payment. And with the average life expectancy in retirement approaching 20 years, the buying power of your pension by then could be severely reduced.
"Members [of final salary schemes] will get to retirement thinking their income will be OK, but by the time they reach 75 they will see that the removal of indexation was a costly error," warns Tom McPhail, pensions research manager at independent financial adviser Har-greaves Lansdown.
But Peter Ford, a member of the Pickering Committee and head of pensions law at solicitors Norton Rose, defends the decision to remove indexation. "The whole thrust [of the report] is to make it easier to provide a decent level of pension," he says. "The problem at the moment is the increasing cost coupled with the [fall] in equity markets. [Removing indexation] creates an environment in which it is easy for [employers] to meet employees halfway."
The proposal to remove survivor benefits - the requirement on employer schemes to help dependants should the pension holder die - has also been criticised. Brendan Barber, the deputy general secretary of the TUC, warns: "[This] will hit women in particular as they tend to have far smaller pensions and survive their
Mr McPhail says there is an alternative. "It would be much better to retain indexation and survivor benefits but reduce the basis of the benefit - ie, rather than a 60ths scheme have an 80ths scheme or a 100ths," he says. "This reduces initial benefits but ensures that a pension retains its buying power. If you cannot run a Bentley, you downsize to a Ford or similar. You don't continue with the Bentley and stop servicing it."
The Pickering Review also recommends forcing employees to contribute to an occupational pension if their employer pays in at least 4 per cent of their salary. However, there is no compulsion on the company to contribute anything to an employee's scheme. Also, this contradicts the Sandler Report, which states that people on low incomes shouldn't be paying into a pension.
The whole issue of compulsion has upset a few people. "Many now start their working lives loaded with student debt," says Will Hutton, chief executive of The Work Foundation, the research institute and business consultancy. "Should they be ordered to put money away in savings? Should you force people to save for a pension when they are struggling to survive?"

Much depends on whether the Inland Revenue will introduce the necessary tax changes to make Pickering's objectives a reality. But while the Government is under no obligation to accept the report's proposals, even more compulsion may be needed if it doesn't.

"It appeared to us that society isn't ready yet to move from a voluntary regime to a compulsory one," says Mr Ford of the Pickering Committee. "Do you compel someone on very low earnings to make contributions? If so, what is the minimum level? We want to make the voluntary regime work, but the Government will have to give further consideration to compulsion if it doesn't."

Sources: INDEPENDENT ON SUNDAY 14/07/2002 P12

REUTERS Business Briefing , 17-7-2002

APPENDIX H

FORECAST ASSUMPTIONS

FUNDAMENTAL ASSUMPTIONS UNDERLYING THE FINANCIAL PROJECTIONS FOR THE 30 MONTHS ENDED 31 OCTOBER 2004

Profit and loss

Sales

Solution Network sales are built up on the basis that until October 2002 the number of member brokers registered with the Group which are actively generating income grows at 20%. Beyond this, the rate is reduced to 10%. Average commission per deal of £700 and deals per month per broker of 2.86 are assumed based on historical statistics.

Moneybrain and Loans UK broker income is grown by introducing a sales manager who can make a certain number of contacts to brokers per day. A percentage is applied of 25% to convert the brokers visited into active members who will provide work on an ongoing basis. There is a delay of 2 months built into the forecasts, this being the time it will take between a visit by a sales manager and work to start being generated from the broker.

In addition, Moneybrain and Loans UK income is affected by the sales managers holiday periods which have been built into the projections. The average commission per deal has been taken at the current level of £3,995.

For advertising income in Moneybrain and Loans UK, it is assumed that for £1 of expenditure, £2 revenue is generated. This is based on the small amount of historic information available and a flat level of advertising is assumed throughout the plan.

White Label income is also based on historic figures and the directors' expectations of such income in the future.

Cost of sales

The forecasts base the cost of sales on the actual structured "commissions sacrificed" percentages which always apply, as follows:

		% Sacrificed
Moneybrain and Loans UK	Advertising	-
	White Label	40%
	Brokers	40%
Solution Network	Postal	80%
	Postal over £2,000 per month	85%
	Online	90%
	Partially online	80%

Overheads

Wages and salaries

It has been assumed, based on management experience, that an underwriter can manage approximately £25,000 revenue per month and staff numbers have been increased accordingly. A manager can oversee approximately 8 underwriters and this too has been built into the model.

Rent and rates

Rent and rates are assumed to remain the same until some staff are transferred to the Manchester call centre in October 2002 when Macclesfield becomes full. At this point, there is an additional car parking expense each month for 2 directors added to the rent. On the expected move in the final year of the plan, rent is forecast to be £100,000 pa and rates have been estimated at £40,000pa.

Insurance

This is the cost of Professional Indemnity and the premium is based on the turnover bands set by the insurer which have been estimated by the directors.

Telephone, repairs and computer costs

Each of these costs will increase when new staff are taken on. It has been assumed that per head, a desk of £100, phone installation of £200 and software licence of £1,000 will be required and these amounts have been built into the relevant expense categories.

Recruitment costs

These costs have been calculated as 10% of the increase in total wages for the month multiplied by 12 to obtain 10% of the new employees annual salary.

Valuations and references

Based on historical figures, this expense is calculated as 2% of the commissions receivable.

Hire of Equipment

Computers have previously been purchased however the forecasts build in a monthly rent for each new employee as the Group will now be leasing PCs.

Advertising and promotion

There is a monthly budget of £20,000 included in the forecasts for advertising in the press. In addition, the cost of preparing and sending the mailshot packages out is estimated to be £23,000 per month (including postage). Over the 10 months from October 2002 there is also £5,000 per month for advertising on the internet via search engines.

Motor

Motor expenses are assumed to remain fairly constant based on the fact that the only cars to be provided will be for the 2 sales managers.

Balance Sheet

Fixed assets

The only capital expenditure anticipated is £150,000 shortly after flotation for stages 2 and 3 of the new processing system to be implemented.

Current assets

Trade debtors

The balance on trade debtors represents 4 weeks of the current month's Moneybrain and Loans UK sales which is the time it takes for commissions to be received on the non conforming transactions after completion.

Accrued income

The forecasts calculate the balance on this account as being 3 months future sales of Moneybrain and Loans UK and 7 weeks future sales of Solution Network. This is based on average turnaround times of transactions before completion.

In practice, the Group calculate accrued income on Moneybrain and Loans UK as 34% of commissions on deals not yet under offer and 80% on deals under offer.

For Solution Network, 85% of commissions on all deals is recognised. These percentages are arrived at to allow for a proportion of deals which may fall through and never complete.

Therefore, the forecasts base accrued income on actual future commissions expected which are after any failed deals. In doing so, the forecasts therefore assume that the percentages are correct.

Directors Loan

The balance on this account is due to be repaid in August 2002.

Current Liabilities

Trade creditors

Creditor days are taken to be 10 for the most part of the forecasts although during the months leading up to flotation they are expected to be stretched beyond this in order to ease the cashflow.

Commission Accrual

This has been calculated by taking the closing balance on accrued income and multiplying it by the overall average cost of sale percentage for the month.

PAYE

Although there is a large opening PAYE creditor, recent negotiations with the Inland Revenue have indicated that only £18,000 of this will be payable. The remainder has therefore been written off against wages in the profit and loss account.

03 JAN 13 AM 9:01

(9)

PRESTBURY HOLDINGS PLC

WORKING CAPITAL REPORT

23 AUGUST 2002

FORDcampbell

CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

CONTENTS

Appendices

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

The Directors
Prestbury Holdings Plc
Prestbury House
Church Street
Macclesfield
Cheshire SK11 6LB

23 August 2002

The Directors
Christows Limited
29-30 Cornhill
London
EC3V 3ND

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

Dear Sirs

PRESTBURY HOLDINGS PLC
WORKING CAPITAL REPORT

1 INTRODUCTION

1.1 This report has been commissioned in connection with the issue of shares by Prestbury Holdings Plc ("PH Plc") to raise £1.0 million gross of expenses ("the Shares"). The Shares are to be listed on the AIM market.

1.2 In accordance with our engagement letter dated 25 July 2002 we have carried out an investigation into the financial projections for the eighteen months ending 31 October 2003 of PH Plc and its subsidiary undertaking (Prestbury Financial Limited), (together, "the Group"). A copy of the letter of engagement is included as Appendix A to this report.

1.3 In preparing this report we have relied on the following principal sources of information:

Elliot House, 151 Deansgate, Manchester M3 3WD Tel: 0161 819 2500 Fax: 0161 819 2501
E-mail: mail@ford-campbell.co.uk www.ford-campbell.co.uk
Also at Leeds and Stockport

a) The financial projections for the Group for the eighteen months ending 31 October 2003 as set out in Appendix B to this report.

b) The audited financial statements of Prestbury Financial Limited for the eighteen months ended 31 October 2001.

c) Management accounts for Prestbury Financial Limited for the six months ended 30 April 2002 and other financial information for the Group.

d) Discussions and information provided to us by the management of the Group.

1.4 The Directors of Prestbury Holdings Plc are solely responsible for the financial and working capital projections of the Group.

1.5 This report is intended solely for the use of the Directors of Prestbury Holdings Plc, the directors of Christows Limited, the Partners of Grant Thornton and their advisors in connection with the issue of the Shares. It is not intended to be used for any other purpose or by any other party and should not be published or made available to any other party without our prior written consent.

1.6 We would like to express our appreciation for the assistance and co-operation received from the directors and staff of the Group in the preparation of this report.

1.7 We will be pleased to discuss this report with you and provide further information as you may require.

Yours faithfully

Ford Campbell

Ford Campbell

2 SUMMARY OF FINDINGS AND CONCLUSIONS

Accounting policies

2.1 The financial projections are in accordance with the accounting policies of the Group as stated in Appendix C.

Banking facilities

2.2 The Group has an overdraft of £10,502 and a loan outstanding of £29,404 at 31 July 2002, the date of our review of the Group's indebtedness.

2.3 The Group has banking facilities with the Bank of Scotland and National Westminster Bank plc The facilities are capable of being withdrawn at any time, however the Bank of Scotland has confirmed that they are not aware of any reasons why they would not be renewed past the present expiry date until 31 October 2003. National Westminster confirmed that, subject to the Group continuing to comply with the terms of the loan, they had no reason to believe that the facility would not be available throughout the period under review.

Financial Projections

2.4 *Basis of preparation*

PH Plc has prepared consolidated, integrated profit and loss, balance sheet and cash flow projections for the eighteen months from 1 May 2002 to 31 October 2003. These projections are set out in Appendix B to this report.

2.5 *Introduction and strategy*

PH Plc acts as a financial intermediary and has developed its websites, which facilitate paperless transactions to be processed for mortgages, life assurance and loans.

2.6 The financial projections are prepared on the basis of substantial growth in such electronic transactions over the coming years.

2.7 *Profit and loss projections*

The table below summarises the consolidated profit and loss projections for the Group:

Year Ended 31 October	2002 £'000	2003 £'000
Commissions Receivable	3,126	10,209
Cost of Sales	1,986	7,123
Gross Profit	1,140	3,087
Overheads:		
Advertising and Promotion	270	593
Valuations and References	65	204
Recruitment Fees	18	59
Other Administration Costs	668	1,467
Depreciation	28	41
Exceptional profit – PAYE write off	-	(136)
Profit before interest and taxation	91	859
Interest Receivable	(1)	(8)
Interest Payable	3	1
Profit before tax	89	866
Taxation	30	260
Profit after tax	59	606

2.8 A detailed review of the profit and loss projections is set out in sections 5.3 to 5.21 of this report.

2.9 The ability of the Group to meet its projections is dependent on achieving significant sales growth, which will entail incurring adequate sales and marketing expenditure to promote the services. It is also dependant on the effectiveness of the new management information system and the processing of applications in a timely manner. At the same time the Group will need to maintain its competitive advantage over other market players. Failure to successfully manage its growth could have a material adverse impact on the Group.

2.10 The profit before tax has increased from £87,000 at 30 April 2002 to a projected £89,000 at 31 October 2002 indicating that only a marginal profit is going to be made in the 6 months ended 31 October 2002. This is due to the increased advertising and recruitment costs in the second period that does not impact on sales until the following accounting year.

2.11 *Balance sheet projections*

The table below summarises the consolidated balance sheet projections for the Group:

	1 May 2002 Opening £'000	31 October 2002 £'000	31 October 2003 £'000
Fixed Assets	115	177	211
Current Assets			
Debtors and Prepayments	840	1,362	3,845
Bank and Cash	-	400	495
Current liabilities			
Creditors and Accruals	867	1,153	3,181
Overdraft	44	-	-
Bank loan	35	24	2
Net current (liabilities)/assets	(106)	585	1,157
Creditors due after more than one year	-	-	-
Net Assets	9	762	1,368
Ordinary shares	0.4	750	750
Profit and loss account	9	12	618
Shareholders funds	9	762	1,368

2.12 A detailed review of the balance sheet projections is set out in sections 5.22 to 5.35 of this report.

2.13 *Cash flow*

The table below summarises the consolidated cash flow projections for the Group:

	6 Months Ended 31 October 2002 £'000	Year Ended 31 October 2003 £'000
Operating Profit	3	723
Depreciation	13	41
Working Capital movement	(235)	(517)
Return of Investments and Servicing of finance:		
Interest Receivable	1	8
Interest Payable	(1)	(1)
Corporation tax paid	-	(61)
Capital expenditure	(75)	(75)
Net cashflow before financing	(294)	118
Financing costs		
Loan repayments	(12)	(23)
Issue of Ordinary Shares	750	-
Net cash movement	444	95
Opening bank balance	(44)	400
Closing bank balance	400	495

2.14 The projections assume that a sum of £1 million is raised from issue of the Shares before accounting for the forecast issue costs of £250,000. The current estimated expenses are actually £265,000.

Sensitivities

2.15 A limited sensitivity review has been undertaken on the projections. Four scenarios were prepared as follows:

i) Solution Network sales reduced by lowering the growth rate of 'active number of brokers' to 5% from 20% for the first six months and 10% beyond.

Moneybrain and Loans UK sales reduced by lowering the daily number of contacts each sales manager can make from four to two.

This results in a positive bank balance throughout these projections from September 2002 with a minimum bank balance in the period of £63,966 overdrawn in July 2002.

ii) Solution Network sales reduced by lowering the growth rate of 'active number of brokers' to 7½% from 20% for the first six months and 10% beyond.

Moneybrain and Loans UK sales reduced by lowering the daily number of contacts each sales manager can make from four to three.

This results in a positive cash balance throughout the forecasts from September 2002 with a minimum bank balance of £61,167 overdrawn in July 2002.

iii) The minimum subscription of just £250,000 is raised instead of £1,000,000.

Advertising on the internet and in the press is removed leaving just mailshots.

No sales managers are taken on to visit brokers

Moneybrain sales remain flat with no growth

Staff levels are reduced accordingly

£150,000 fixed assets additions are not made

This results in a maximum overdraft of £73,519 in November 2002.

iv) Overheads increase to generate income growth but the anticipated growth does not occur. This results in a maximum overdrawn position at October 2003 of £79,315.

2.16 The directors will need to closely monitor the level of applications and their conversion rate and react promptly should sales fail to meet the projections.

2.17 There are no significant costs that vary directly with turnover except wages. Staff are taken on to service or generate the increasing levels of demand and therefore such costs will not be incurred unless they can be supported.

2.18 The Group's ability to monitor the level of sales and react accordingly, should be enhanced by the proposed new management information systems and recruitment of additional staff to assist Lynne Birkett.

Conclusions

2.19 PH Plc is proposing to include the following statements regarding adequacy of working capital and risk factors in the Prospectus.

Working Capital

2.20 The Company is of the opinion that, having made due and careful enquiry and having regard to available bank and other facilities and the anticipated net proceeds of the Offer receivable by the Company, the working capital available to the Company will be sufficient for its present requirements, that is for at least the next twelve months.

Risk Factors

2.21 The sector in which the Company proposes to operate is competitive and there is no certainty that the Company will be able to achieve its projected growth in sales or that the market it has identified to exploit can be exploited to the extent it has anticipated.

Opinion

2.22 In our opinion, the illustrative financial projections, as far as the accounting policies and calculations are concerned, have been properly compiled on the basis of the assumptions made by the directors of the Group as set out in the Prospectus and are presented on a basis consistent with the policies normally adopted by the Group.

2.23 As a result of our review, we are of the opinion that it is reasonable for the directors of the Group to make the statement referred to in Part III of the Prospectus that the working capital available to the Group will be sufficient for its present requirements, that is for at least the next twelve months.

3 ACCOUNTING POLICIES

3.1 The accounting policies of the Group are as set out in Appendix C to this report.

3.2 We confirm that the financial projections have been correctly compiled and are in accordance with the assumptions outlined and with the accounting policies of the Group as stated.

4 BANK FACILITIES

Bank Balances

4.1 The bank balances for the Group as at 31 July 2002 were as follows:

	£
Bank of Scotland	
Overdraft	10,402
National Westminster Bank plc	
Loan	29,404

Banking Facilities

4.2 *Bank of Scotland ("BOS")*

BOS confirmed the following facilities to us at 31 July 2002:

i) Overdraft facility of £100,000, fully fluctuating and repayable on demand.

4.3 *National Westminster Bank plc ("Natwest")*

Natwest confirmed the following facilities to us at 31 July 2002.

i) Loan in the name of Solution Mortgages Limited £29,404

5 FINANCIAL PROJECTIONS

Basis of Preparation

5.1 PHL has prepared consolidated, integrated profit and loss, balance sheet and cash flow projections for the eighteen months from 1 May 2002 to 31 October 2003. These projections are set out in Appendix B of this report.

Introduction and strategy

5.2 PHL acts as a financial intermediary and has developed its websites, which facilitate paperless transactions to be processed for mortgages, life assurance and loans.

The financial projections are prepared on the basis of substantial growth in such electronic transactions over the coming years.

Profit and loss account

5.3 The table below summarises the consolidated profit and loss projections of the Group:

Year Ended 31 October	2002 £'000	2003 £'000
Commissions Receivable	3,126	10,209
Cost of Sales	1,986	7,123
Gross Profit	1,140	3,087
Overheads:		
Advertising and Promotion	270	593
Valuations and References	65	204
Recruitment Fees	18	59
Other Administration Costs	668	1,467
Depreciation	28	41
Exceptional profit – PAYE write off	-	(136)
Profit before interest and taxation	91	859
Interest Receivable	(1)	(8)
Interest	3	1
Profit before tax	89	866
Taxation	30	260
Profit after tax	59	606

Sales

5.4 The projections split turnover between Moneybrain and Loans UK and Solution Network. Turnover attributable to Moneybrain and Loans UK is analysed by source, and Solution Network by method of transaction.

	6 mths to 31 Oct 2002 - £'000	Year Ended 31 Oct 2003 - £'000
Moneybrain and Loans UK		
Brokers	385	2,412
Advertising	186	480
White Label	195	480
Solution Network		
Online	532	3,076
Partially Online	236	1,368
Postal	414	2,393

Moneybrain and Loans UK

5.5 Broker income in Moneybrain and Loans UK is driven by the number of sales advisors visiting existing brokers who are registered with the Group and promoting non-conforming Mortgages and Loans. It has been assumed that four visits per day will be made and one quarter of these will result in the brokers generating work. However, there will be a delay of approximately two months before any sizeable income from a broker will materialise and this is reflected in the forecasts.

5.6 Seasonalities have been built into the Moneybrain and Loans UK broker income due to the sales advisors holiday periods. As the cumulative broker base increases, the broker income compounds because repeat business from all existing members is achieved.

5.7 Income directly derived from the Group's own advertising is based on historical data which dictates that for £1 expenditure, £2 revenue is generated. Advertising of Moneybrain is anticipated to remain constant throughout the plan and therefore the related income also remains steady.

5.8 White Label income is monies generated from another company's website which re-directs its customers to the Loans UK site. The revenue on such deals is split 50:50 with the White Label company who fund the advertising.

Solution Network

5.9 Solution Network sales are based upon the 500 brokers currently registered with the company becoming increasingly active. At present, approximately 70-80 members will be actively transacting at any point in time. This grows at a rate of 20% for the six months to October 2002. Beyond that, a rate of 10% growth has been applied.

5.10 The directors believe that the projections include adequate advertising and marketing expenditure to achieve the growth expected and that adequate resources will exist to support and process such growth.

Cost of Sales

5.11 Cost of sales consists of commissions paid to brokers who put business through Solution Network and Moneybrain and Loans UK. The following shows the proportion of commissions sacrificed by type of income:

		% Sacrificed
Moneybrain and Loans UK		
	Advertising	-
	White Label	40%
	Brokers	40%
Solution Network		
	Postal	80%
	Postal over £2,000 per month	85%
	Online	90%
	Partially online	80%

5.12 The forecasts therefore apply a cost of sales percentage of 40% to White Label and broker sales in Moneybrain and Loans UK. For Solution Network, 85% is used on postal and partially online sales, which should represent the maximum commission payable, and 90% on fully online transactions

Overheads

5.13 The financial projections include detailed monthly figures for all overheads. These are relatively static except for the following:

Year Ending	31 Oct 2002 £'000	31 October 2003 £'000
Insurances	21	36
Advertising	270	593
Recruitment	18	59
Computer Costs	17	47
Valuations and references	65	204

Insurances

5.14 This is Professional Indemnity Insurance, which increases in each period of the forecasts because the premium is based on turnover bands set by the provider and have been estimated by the directors.

Advertising and Promotions

5.15 In order to increase the number of active brokers and obtain new members, a high degree of advertising will be maintained. A machine is being leased which prepares mailshot packages to go out to names on the database purchased by the Company. Extensive advertising will be placed in the press in addition to this.

Recruitment

5.16 By the end of October 2003 the staffing requirement will have risen from 22 to 55. Consequently a high level of recruitment fees will be incurred.

Computer Costs

5.17 Existing computers are owned, but as new staff are employed PCs will be leased for them and software licences purchased. Approximately £1,000 per person will be incurred on such licences. With the large increase in staff levels, computer costs are forecast to be significant.

Valuations and references

5.18 These are calculated at 2% of commissions receivable based on historic figures.

Interest

5.19 The projections assume overdraft interest is payable at 7% and credit balances receive interest at 3% per annum. Interest on bank loans is charged at 7% per annum.

Taxation

5.20 The financial projections do not account for the payment of tax by the correct method. The introduction of quarterly payments on account will mean that the Group will have to make payments on account during the year to 31 October 2003. The result will be that approximately £65,000 of taxation will have to be paid in advance, thus reducing the working capital accordingly. The quarterly accounting will impact on cash flows from 14 May 2003 and result in additional payments of approximately £130,000 for corporation tax within the projections. This would result in a fall in the projected bank balance at 31 October 2003 by approximately £131,000 due to reduced interest receivable.

Dividends

5.21 The board has not included any provision for dividends within the financial projections.

Balance Sheet

5.22 The table below summarises the consolidated balance sheet projections for the Group:

	1 May 2002 Opening £'000	31 October 2002 £'000	31 October 2003 £'000
Fixed Assets	115	177	211
Current Assets			
Debtors and Prepayments	840	1,362	3,845
Bank and Cash	-	400	495
Current liabilities			
Creditors and Accruals	867	1,153	3,181
Overdraft	44	-	-
Bank loan	35	24	2
Net current assets	(106)	585	1,157
Creditors due after more than one year	-	-	-
Net Assets	9	762	1,368
Ordinary shares	0.4	750	750
Profit and loss account	9	12	618
Shareholders funds	9	762	1,368

Debtors and Prepayments

5.23 The forecasts are consistent with the Group's policy of recognising accrued income and trade debtors. In practice, income is accrued on applications based on the estimated conversion rates which are as follows:

	Conversion rate
Solution Network	85%
Moneybrain/Loans UK deals under offer	80%
Moneybrain/Loans UK unoffered	34%

5.24 The forecast turnover is managements' anticipated converted applications. The accrued income in balance is the value of 12 weeks' sales of Moneybrain and Loans UK and 7 weeks of Solution Network sales, based on average turnaround times for transactions to complete.

5.25 For Moneybrain and Loans UK there is a transfer of the accrued income into trade debtors on completion of a deal and debtor days are 28 based on historical averages.

5.26 In practice, Solution Network transactions are recognised in the accounting records only upon receipt, hence are excluded from trade debtors in the forecasts.

Directors' Loan

5.27 The balance on the Directors' Loan account is expected to be paid off in full in August 2002.

Creditors

5.28 Trade creditors are assumed to be paid on approximately 10 days for the most part of the forecasts. However during the first 6 months of the forecasts until flotation, trade creditors are expected to be stretched to ease the cashflow.

5.29 The table below shows creditor days for the first 6 months of the forecasts:

	May	June	July	Aug	Sept	Oct
Creditor Days	57	40	53	35	20	10

5.30 The calculation of trade creditors is based on the detailed overheads inflating at 3% per annum. At this rate by the 31 October 2003 trade creditors will be almost £250,651 compared with £72,502 at 31 October 2002.

5.31 However, the bank balance is expected to increase from £400,000 to £495,000 over the same period.

5.32 **Commissions Accrual**

The commission accrual is calculated by applying the average cost of sales percentage for the month to the closing work in progress figure in order to account for the costs of such accrued income.

Corporation Tax

5.33 As discussed in 5.20 the corporation tax liability has not taken into account the quarterly payment regime which would result in a reduced bank position at 31 October 2003 due to half the year's estimated tax charge being paid in advance.

Bank Loans

5.34 The financial projections include opening bank loans of £35,295. This loan was transferred as part of the hive-up when Solution Mortgages became part of Prestbury Financial Limited on 30 June 2001. Section 4 covers the borrowing facilities of the Group but the loan is expected to be repaid in full by December 2003, based on capital repayments of £1,843 per month. The loan remains in Solution Mortgages Limited name and should be transferred as soon as possible. The agreement states that capital repayments will increase by £1,000 upon repayment of the directors' loans. This has not been included in the forecasts. Inclusion would result in the loan being repaid by June 2003 and reduce the bank balance by approximately £2,000 at each period end.

PAYE Creditor

5.35 The directors are aware that there are outstanding PAYE liabilities. The Group has agreed to pay the Inland Revenue the sum of £18,286.52 in respect of the outstanding 1999/2000 liability. Any overprovision is assumed to be released to the profit and loss in January 2003.

Cashflow

5.36 The table below summarises the cashflow projections for the Group:

	6 Months Ended 31 October 2002 £'000	Year Ended 31 October 2003 £'000
Operating Profit/(loss)	3	723
Depreciation	13	41
Working Capital movement	(235)	(517)
Return of Investments and Servicing of finance:		
Interest Receivable	1	8
Interest Payable	(1)	(1)
Corporation tax paid	-	(61)
Capital expenditure	(75)	(75)
Net cashflow before financing	(294)	118
Financing costs		
Loan repayments	(12)	(23)
Issue of Ordinary Shares	750	-
Net cash movement	444	95
Opening bank balance	(44)	400
Closing bank balance	400	495

5.37 As previously discussed, there are several factors which affect cashflow being:

- Final agreement with the Inland Revenue on the opening PAYE liability
- Corporation tax payments

5.38 However, the working capital requirement for the first twelve months is satisfactory, taking account of the banking facilities confirmed by BOS and Natwest.

5.39 There should be no significant future borrowing requirements after flotation based on the cashflow projections prepared.

6 **SENSITIVITIES**

Four sensitivity projections have been prepared:

6.1 *Sensitivity 1*

The board have assumed the following:

- Solution Network sales reduced by increasing the number of active brokers per month at a rate of 5% (instead of 20% to October 2002 and 10% beyond).
- Moneybrain and Loans UK sales are reduced by lowering the number of daily contacts being made by sales managers to 2 per day instead of 4.
- Advertising in the press, on the internet and via mailshots are all halved
- Staff levels reduced appropriately in line with level of sales for both Moneybrain and Loans UK and Solution Network

6.2 This results in a reduction of overheads as follows:

Year ending 31 October	2002 £'000	2003 £'000
Valuations and References	7	102
Recruitment Fees	3	36
Wages	2	392
Computer Expenses	2	22

6.3 The adjusted projections are included in Appendix B, but the table below summarises the key statistics:

Year ending 31 October	2002 £'000	2003 £'000
Turnover	2,768	5,077
GP %	40%	41%
Profit before tax	59	262
Bank	391	179

6.4 The bank balance is forecast to be positive throughout these projections from September 2002 with a minimum bank balance in the period of £63,966 overdrawn in July 2002.

6.5 ***Sensitivity 2***

The board have assumed the following:

- Solution Network sales reduced by increasing the number of active brokers per month at a rate of 7.5% (instead of 20% to October 2002 and 10% beyond).
- Moneybrain and Loans UK Sales are reduced by lowering the number of daily contacts being made by sales managers to 3 per day instead of 4.
- Advertising in the press, on the Internet and via mailshots is reduced by one third quarter.
- Staff levels reduced appropriately in light of reduced sales for both Moneybrain and Solution Network.

This results in a reduction in overheads as follows:

Year ended 31 October	2002 £'000	2003 £'000
Valuations and References	6	78
Recruitment Fees	3	32
Wages	2	371
Computer Expenses	2	19

6.6 Detailed projections are included in Appendix B, but the table below summarises the key statistics.

Year to 31 October	2002 £'000	2003 £'000
Turnover	2,822	6,300
GP %	39%	38%
Profit Before Tax	68	550
Bank	388	339

6.7 The bank balance is forecast to be positive throughout the period under review from September 2002 with a minimum bank balance in the period of £61,167 overdrawn in July 2002.

6.8 ***Sensitivity 3***

The board have assumed the following:

- The minimum subscription of £250,000 is received instead of £1,000,000.
- Advertising on the internet and in the press is removed leaving just mailshots.
- No sales managers are taken on to visit brokers
- Moneybrain sales remain flat with no growth
- Staff levels are reduced accordingly
- £150,000 fixed assets additions are not made
- Creditor days are increased to 21, from the original forecast 10, during the year ended 31st October 2003

This results in a minimum bank balance of £73,599 overdrawn in November 2002.

Detailed projections are included in Appendix B, but the table below summarises the key statistics.

Year to 31 October	*2002 £'000*	*2003 £'000*
Turnover	2,946	8,156
GP %	33%	20%
Profit Before Tax	37	285
Bank	(50)	122

6.9 ***Sensitivity 4***

The board have assumed the following:

- No growth in the active number of brokers which are registered.
- No sales manager is taken on to make visits to brokers and drive increase in sales.
- Staff levels do not increase significantly in light of the first 2 assumptions.

This results in a minimum bank balance of £79,315 overdrawn in October 2003.

Detailed projections are included in Appendix B, but the table below summarises the key statistics.

Year to 31 October	2002 £'000	2003 £'000
Turnover	2,670	3,201
GP %	40%	45%
Profit Before Tax	35	(235)
Bank	397	(79)

(10)

03 JAN 13 AM 8:01

PRESTBURY HOLDINGS PLC

APPENDICES TO THE WORKING CAPITAL REPORT

23 AUGUST 2002

FORDcampbell

CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

APPENDIX A

ENGAGEMENT LETTER DATED 25 JULY 2002

FORDcampbell
CHARTERED ACCOUNTANTS & BUSINESS ADVISERS

Our ref: GT/P046/JLC250702-1

25 July 2002

The Directors
Prestbury Holdings Plc
Prestbury House
Church Street
Macclesfield
Cheshire SK11 6LB

and

The Directors
Christows Limited
29-30 Cornhill
London
EC3V 3ND

and

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

Dear Sirs

Prestbury Holdings Plc (The Company) And Its Subsidiary Undertakings (together the Group)

1 Introduction

1.1 This letter sets out our understanding of the work you wish us to carry out in connection with the proposed admission of the Company to the Alternative Investment Market of London Stock Exchange plc (AIM) in September 2002. It also summarises the respective areas of responsibility of the directors of Prestbury Holdings Plc, the directors of Christows Limited, the partners of Grant Thornton and ourselves.

1.2 The services that will be provided to Christows Limited and Grant Thornton in connection with this assignment are provided solely in their capacity as persons who may be found to be responsible for the contents of the Prospectus (whether under the Financial Services and Markets Act 2000, the Public Offers of Securities Regulations 1995, or under common law duty of care to parties who may act in reliance on the Prospectus).

Elliot House, 151 Deansgate, Manchester M3 3WD Tel: 0161 819 2500 Fax: 0161 819 2501
E-mail: mail@ford-campbell.co.uk www.ford-campbell.co.uk
Also at Leeds and Stockport
A.D. Baggott ACA A.S. Campbell ACA D.J. Coombes FCA A.J. Ford FCA G.C.F. Travis FCA

1.3 Our work and findings shall not in any way constitute recommendations regarding the completion of the transaction or the issue of the Prospectus. You are responsible for determining whether the scope of our work specified below is sufficient for your purposes in the context of your wider due diligence. If we were to perform additional procedures or extend the scope of our work into other areas we might identify other matters that would be reported to you.

2 Long Form Report

2.1 We will prepare a long form report on the Group that covers the areas set out in Appendix 2.

2.2 Our report will include a financial history of the Group and a review of its accounting systems and financial controls and we will make recommendations of any action needed to ensure that such systems and controls are of an appropriate standard for a public company. Our review will also cover the management accounts and budget and cash flow preparation systems.

2.3 Our work will include a review of our own working papers in respect of the financial statements for the year ended 30 April 2000, the period ended 31 October 2001 and management accounts for the period to 30 April 2002.

2.4 The long form report may be used to prepare the commentary on the Group to be included in the Prospectus. We emphasise that the scope of the work undertaken in producing our long form report will not be adequate for verification purposes.

2.5 The scope of our work will be limited both in terms of the areas of the business and operations which we review and the extent to which we review them.

3 Financial Reporting Procedures Comfort Letter

3.1 We will confirm in writing, in the form and subject to the provisos set out in the draft comfort letter attached at Appendix 3, having regard to the results of our work on the long form report and our consideration of the papers which are to be prepared in support of the Board's confirmation regarding financial reporting procedures that, in our opinion, the directors have made the statement in relation to financial reporting procedures after due and careful enquiry.

3.2 By signing and returning a copy of this letter, you agree and accept:

- the limitations set out in the draft comfort letter;
- that the comfort letter does not necessarily imply compliance with paragraph D.2.1 of the Combined Code, derived by the Committee on Corporate Governance from the Committee's Final Report and from the Cadbury and Greenbury Reports, issued in June 1998;
- that any oral comments made in discussions with you as concerns our long form report, or the comfort letter, are not intended to have any greater significance than explanations of matters contained in the long form report;

- reliance may be placed on information and comments set out in the long form report only on the basis of this letter of instruction.

4 **Short Form Reports**

4.1 We will prepare accountants' reports covering the three periods ended 30 April 2002 of Prestbury Holdings Limited, and for the period from incorporation to the latest practicable date for Prestbury Holdings Plc for inclusion in the Prospectus.

4.2 The directors of Prestbury Holdings Limited were responsible for the audited and unaudited financial statements and management accounts (as appropriate) of Prestbury Holdings Limited and we will ask the directors to acknowledge to us their responsibility in this respect. The directors of Prestbury Holdings Plc are responsible for the contents of the Prospectus within which the accountants' report is to be presented.

4.3 It is our responsibility to prepare the financial information, based on the audited and unaudited financial statements and management accounts (as appropriate) of Prestbury Holdings Limited to be included in our report, to form an opinion on the financial information and to report our opinion to the directors of Prestbury Holdings Plc, Christows Limited and partners of Grant Thornton.

5 **Statement Of Adjustments**

5.1 We will prepare a statement of adjustments for submission to Christows Limited and Grant Thornton, if such a statement is necessary, to show how the financial information in the accountants' report reconciles to the corresponding information in the published accounts of Presbury Holdings Limited or Prestbury Holdings Plc.

5.2 If a statement of adjustments is necessary, we will prepare a letter addressed to the Company, Christows Limited and Grant Thornton stating that in arriving at the amounts included in the accountants' report all adjustments, which in our opinion are necessary, have been made.

6 **Working Capital Report**

6.1 We will review and report on the monthly profit and working capital forecasts of the Group, together with any supporting memorandum, which will be prepared by the Company's directors, for the two years ended 31 October 2003. We will not be required to report publicly on our review of the Group's working capital requirements or profit forecasts.

6.2 Our working capital report will include the following:

- comment on the completeness and appropriateness of the assumptions underlying the profit and working capital forecasts;
- comment on the sensitivities of the profit and working capital forecasts to changes in underlying assumptions and estimates, with appropriate calculations;

- our opinion as to whether, so far as the accounting policies and calculations are concerned, the profit and working capital forecasts have been properly compiled and are presented on a basis consistent with the accounting policies normally adopted by the Group;

- an assessment of the risk factors attaching to the profit and working capital forecasts (including compliance with financial covenants and borrowing limits laid down in the Articles of Association);

- an analysis of the forecast balance sheets on a monthly basis throughout and at the end of the period, paying particular attention to the level of gearing and any potential breaches of banking covenants or borrowing limits under the Articles of Association;

- a review of the Group's forecasting history;

- confirmation that the appropriate adjustments are made for any changes in the capital structure of the Group at the time of flotation;

- comments on any other matters which come to our attention which may indicate that the underlying assumptions do not provide a reasonable basis for the profit and working capital forecasts and on any other specific areas of concern which arise as a result of our review.

6.3 We shall ensure that copies of letters are included with our report confirming that any bank or other borrowing facilities are either available, or are likely to remain available, to the Group for at least the 12 months from the date of the document. Our working capital report will include comment on the adequacy of working capital for the Group for the period under review, taking into account the bank and other borrowing facilities available to the Group.

7 Pro Forma Financial Information

7.1 The Prospectus will include a pro forma net assets statement, to illustrate how the transaction might have affected the financial information of Prestbury Holdings Plc had the transaction been undertaken at the beginning of the period concerned or at the date stated. The pro forma financial information, which will be the responsibility solely of the directors of Prestbury Holdings Plc, will be prepared for illustrative purposes only.

7.2 We shall prepare a report on the pro forma financial information for inclusion, if the results of our work are satisfactory, in the Prospectus which will state whether, in our opinion:

- the pro forma financial information has been properly compiled on the basis stated;

- such basis is consistent with the accounting policies of Prestbury Holdings Plc;

- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed.

7.3 Our work will be undertaken in accordance with the Auditing Practices Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" and be subject to the limitations described therein.

8 Other Financial Information

8.1 We will assist in the preparation, as necessary, of those sections of the Prospectus, not covered above, which involve financial information and calculations on the Group. We will provide a letter of comfort confirming the accuracy of the extraction of certain financial information and financial calculations in the Prospectus and any other information as requested.

9 Responsibilities Letter

9.1 We will provide a letter to Grant Thornton confirming that, in our opinion, the responsibilities of reporting accountants under section 45(1) (b), Part VII, Schedule 1 of The Public Offers of Securities Regulations 1995 have been complied with and that we have reported to the Company and to Grant Thornton all matters which have come to our attention in fulfilling our instructions which we consider should be disclosed as being in our view material to the proposed admission of the Company to AIM. This confirmation will be given within the context of our instructions set out in this letter.

10 Letter Of Consent

10.1 We will provide a letter stating that we have given, and have not withdrawn, our consent to the issue of the Prospectus containing our reports and references to them and our name in the form and context in which they appear.

11 Tax Advice

11.1 We will review the taxation sections in the Prospectus and provide a comfort letter confirming that the paragraphs are accurate and sufficient to explain the taxation position of United Kingdom residents, Non-United Kingdom residents, Enterprise Incentive Scheme ("EIS") relief and Venture Capital Trusts ("VCT").

11.2 For the avoidance of doubt, we will not review, and therefore will make no comment on, any references in the Prospectus to stamp duty or stamp duty reserve tax.

11.3 We will prepare and submit to the Inland Revenue tax clearances for the proposed transaction in respect of VCT and EIS relief.

11.4 For the avoidance of doubt the scope of our work does not include the provision of any tax advice. Should you require tax advice in connection with the proposed transaction then this will be the subject to a separate letter of engagement.

12 Conduct Of Work

12.1 Our work will, where appropriate, be conducted in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board and any other applicable professional guidance.

12.2 We shall expect to obtain such relevant and reliable evidence as we consider sufficient to enable us to draw reasonable conclusions therefrom. The nature and extent of our procedures will vary according to our assessment of the appropriate sources of evidence. Our work will be directed to those matters, which in our view materially affect the overall financial information upon which our opinion is to be given, and will not be directed to the discovery of errors or misstatements, which we consider to be immaterial.

13 Draft Reports

13.1 During the course of the engagement we may show drafts of our reports to you. This is done on the basis that they are subject to revision and alteration and no reliance should be placed on any draft document without our prior written consent. A document remains "draft" for these purposes until it has been manually signed by a Ford Campbell partner.

14 Factual Accuracy

14.1 Draft copies of our reports will be provided to the directors of the Company to confirm the factual accuracy of the information contained therein.

14.2 We will require a written representation from the directors of the Company confirming the factual accuracy of the information contained in our reports.

14.3 We will require a copy of the board minute regarding approval of the forecasts, which are reviewed in our report.

15 Confidentiality

15.1 Our reports will be addressed to the directors of the Prestbury Holdings Plc, to the directors of Christows Limited and to the partners of Grant Thornton. Except for our reports or letters intended for publication or display, we stress that our reports and letters are confidential and prepared for the addressees only. They should not be used, reproduced or circulated for any other purpose, whether in whole or in part without our prior written consent, which consent will only be given after full consideration of the circumstances at the time.

16 Fees

16.1 In accordance with normal professional practice, our fees are based upon the degree of responsibility and skill involved and the time necessarily occupied on the work. Our total fees, estimated to be in the region of £50,000 plus out of pocket expenses and VAT, will be paid by Prestbury Holdings Plc or Prestbury Financial Limited (formerly Prestbury Holdings Limited) and are due on completion of the transaction, or on presentation of invoice, if earlier.

16.2 If the transaction should fail to be completed our fee would be the time costs incurred up to receipt of written notification from the directors of Prestbury Holdings Limited, the directors of Christows Limited or the partners of Grant Thornton that the transaction had been aborted.

16.3 We reserve the right to add an interest charge at a rate of 2% per month simple interest on any bills remaining unpaid 30 days after presentation.

17 Additional Terms And Conditions Of Engagement

17.1 The additional terms and conditions included in Appendices 1 and 2 to this letter apply to this engagement as if they were set out in this letter. They should be read and understood in conjunction with this letter as they form an important and integral part of the overall terms of engagement.

18 Acceptance Of Terms

18.1 We should be grateful if you would confirm our understanding of your instructions and your agreement to the terms of this letter, including those contained in Appendices 1 and 2, by signing and returning the enclosed copy of this letter.

Yours faithfully

Ford Campbell

FORD CAMPBELL

Terms of engagement acknowledged and agreed by.

Signed .... Date 21/08/02

For and on behalf of Prestbury Holdings Plc

Signed .... Date 21/8/02

For and on behalf of Christows Limited

Signed .... Date 21/8/02

For and on behalf of Grant Thornton

APPENDIX 1

ADDITIONAL TERMS AND CONDITIONS OF ENGAGEMENT

These additional terms and conditions of engagement should be read together with the accompanying letter from Ford Campbell which identifies the engagement to which they relate (the engagement letter).

1 Verification

1.1 The scope of our work is as set out in our engagement letter. We will of course exercise all reasonable and proper skill and attention necessarily required to discharge our duty of care to you within the parameters of that scope of work. However, it is not designed to investigate nor interrogate for fraud and/or dishonesty (actual or possible) and is not costed accordingly. We can of course discuss with you ways of undertaking such an investigation which will thereafter be the subject of a separate (albeit contemporaneous) engagement.

1.2 Our review of the affairs of the Group will not constitute an audit in accordance with Auditing Standards and no verification work will be carried out by us. Consequently we will not express an opinion on the financial statements and management accounts which we discuss in our reports, except where required by statute or regulations.

1.3 The responsibility for forecasts and the assumptions on which they are based is solely that of the directors of the Group. It must be emphasised that all profit and cash flow forecasts necessarily depend on subjective judgement. They are, to a greater or lesser extent, according to the nature of the business and the period covered by the forecasts, subject to substantial inherent uncertainties. In consequence, they are not capable of being substantiated or audited in the same way as financial statements which present the results of completed accounting periods.

2 Our Employees

2.1 It is agreed that, having regard to our interest in limiting the personal liability and exposure to litigation of employees, no Addressee will bring any claim in respect of any damage against any of our employees personally.

3 Ownership Of Books And Papers

3.1 All documents in whatever form, paper, electronic or otherwise such as (for example, but without being an exhaustive list) working papers, letters (including without limitation e-mails), memoranda, file notes of meetings and telephone calls, draft computations and returns etc and copies of other original documents which we create or which we receive either as principal or in our own right or as agent for you belong to Ford Campbell. For the avoidance of doubt, we do not assert such ownership rights to documents such as, for example, title documents, original invoices and other original primary accounting records, tax deduction certificates etc belonging to you, but we may retain possession of them by exercising a lien because our fees remain outstanding after becoming due for payment.

4 Responsibility For Legal Documents

4.1 For the avoidance of doubt, although you may wish us to comment on the commercial aspects of legal documents that may be drawn up by lawyers in connection with the engagement, we will not be involved in their drafting and/or preparation as we believe this is within the realm of the professional business of lawyers. Further, whilst every care will be taken in the advice we give in relation to any information contained in such documents, such advice and/or comment should not be taken as settling the documents, which will have been drafted by your lawyers. Accordingly, we cannot accept any liability or responsibility for any loss or damage suffered as a result of any defect in such documents arising from their drafting, preparation, completion or the mechanics of putting them into effect.

5 Publicity

5.1 We may consider it appropriate to seek publicity on our involvement with this transaction. We will ensure that you have the opportunity to review any proposed publicity material prior to its release. You will not withhold your consent for such publicity other than where the material includes details where you consider that such disclosure could be harmful.

6 Staff

6.1 Our staff are assigned to you on the mutual understanding that neither party will offer employment to, nor employ, the staff of the other who have been involved during our assignment, or dealing with you, within twelve months unless written consent has been obtained from either party. If such consent is given either party reserves the right to bill an appropriate fee of 24% of the annual salary on appointment plus VAT.

7 Our Service

7.1 If at any time you would like to discuss with us how our service to you could be improved, or if you are dissatisfied with the services you are receiving, please let us know by contacting Graham Travis on 0161 819 2500 or Andrew Campbell on 0161 476 1241.

7.2 We undertake to look into any complaint carefully and promptly and to do all we can to explain the position to you. If we have given you a less than satisfactory service, we undertake to do everything reasonable to put it right and, if you are still not satisfied, you may of course take up matters with the Institute of Chartered Accountants in England and Wales.

8 Governing Law

8.1 This engagement shall be governed by and construed in accordance with English Law and you hereby agree with us to submit for all purposes in connection with this engagement to the exclusive jurisdiction of the English courts.

9 Contracts (Rights Of Third Parties) Act 1999

9.1 It is hereby agreed between us that the Contracts (Rights of Third Parties) Act 1999 does not apply to the terms of this engagement or any subsequent amendment to it unless expressly confirmed in writing that the said Act does apply.

APPENDIX 2

SCOPE OF WORK

1 Business History, Ownership And Constitution

1.1 We will report key points arising from our review of:

- the development of the Group from 1994 to the present day
- the ownership structure of the Group and any subsidiaries
- rights attached to each class of issued and authorised share capital and any recent changes thereto
- the principal shareholders
- any share option arrangements
- any shareholder agreements

1.2 Our review of the above will focus on the key features and as such will not involve an in depth review of those areas. For the avoidance of doubt the review is not a substitute for legal enquiries.

2 The Business Operations

2.1 We will report key points arising from our review of:

- the operational structure of the Group;
- management's understanding of the Group's performance in the context of the industry as a whole and its competition;
- major products and activities of the business;
- major markets in which the Group operates;
- major customers, including trading terms;
- marketing, sales methods and commission policies (including volume overrides);
- conversion and lapse rates;
- main providers, including trading terms and, based on discussions with management, details of alternative sources of supply;
- based on discussions with management, production facilities, procedures, capacity and quality control methods;
- based on discussions with management, research and development and product life cycles;
- the Group's key business premises and locations.

Our review is intended to provide a background for our review of the Group's forecasts. As such it will not be an in depth review of these areas.

3 Management, Staff And Pensions

3.1 We will report key points arising from our review of the:

- management and organisation structure;
- staff numbers in each of the Group's main operations;
- key personnel in terms of:
    - experience and qualifications
    - age
    - remuneration
    - pension schemes
    - service contracts
    - succession issues
- apparent gaps, weaknesses or over-reliance on key staff within the management team
- standard conditions of employment;
- Group pension scheme(s) including the benefit basis, scheme history and latest actuarial valuation report (if applicable). For the avoidance of doubt our work will not involve the actuarial valuation of any such pension schemes ;
- details of existing incentive, redundancy or benefit schemes.

4 Accounting, Management Information And Control Systems

4.1 We will review and report in summary on:

- the Group's accounting, income recognition, cut off and control systems;
- the Group's budgeting and forecasting procedures;
- the Group's financial monitoring and reporting procedures.

4.2 We will report on any areas of concern and make recommendations as appropriate.

5 Accounting Policies

5.1 We will include a commentary on:

- the Group's significant accounting policies;
- significant changes in accounting policies or practices in the period covered by the review of trading results;
- the financial impact of any current inappropriate accounting policies.

6 **Trading Results for the Periods from 1 May 1999 to 30 April 2002**

6.1 We will report key points arising from our review of:

- the trends disclosed by the Group's historic results and comparisons to budget;
- analysis of and trends in income, cost of sales, overheads and non-trading income and expenditure;
- interest and taxation charges;
- identification of any significant, unusual or exceptional items;
- differences and reconciling items between the management and final audited accounts;
- the Group's historic operating cash flows, including comments on trends, significant intra-month cash movements and comparisons to budget.

7 **Balance Sheet at 30 April 2002**

7.1 We will report key points arising from our review of:

- each category of the Group's significant assets and liabilities;
- any non trading items including their basis of valuation;
- comment on provisions, with particular reference to work in progress, clawbacks, trade debtors and product warranties/guarantees or similar;
- any financial commitments attaching to assets;
- the impact of any changes in or harmonisation of accounting policies and practices;
- historical patterns of working capital movements.

8 **Monthly Trading, Cash Flow and Balance Sheet Forecasts for the Period Ending 31 October 2003**

8.1 We will review the Group's forecasts and report by exception on the following:

- correct compilation on the basis of the stated assumptions;
- correct compilation on the basis of the proposed deal structure;
- consistency with the accounting policies normally adopted by the Group, as amended by known future changes in accounting standards.

8.2 We will also:

- summarise and comment upon the forecasts and compare to historic results;
- review and assess management's stated assumptions which will be attached as an appendix to our report, and comment on whether their reasonableness in the circumstances;
- review and comment upon the estimated closing/completion and opening balance sheets;
- identify appropriate sensitivities (vulnerabilities and upside) based on our review of the stated assumptions;
- test any sensitised forecasts for correct compilation;
- assess the Group's future borrowing requirements and gearing based on month end balances shown in the forecasts using the base case forecast and any sensitised forecasts;
- discuss with management any significant intra-month matters which would affect borrowing requirements;
- review the terms and renewal dates of the Group's borrowing facilities;
- review compliance with existing and proposed covenants.

8.3 We will report key points arising from this work.

9 Tax

9.1 We will report key points arising from our review of:

- taxation charge and deferred tax provisions for the year ended year ended 30 April 2000 and period ended 31 October 2001;
- current tax position and status of computations with the Inland Revenue;
- tax losses or unrelieved capital allowances carried forward at 1 November 2001;
- arrangements for accounting for PAYE, NIC, and VAT ;
- results of any VAT, NIC or PAYE inspections during the last 3 years.

9.2 Our corporation tax review will be based on figures contained in the financial statements and, therefore, we cannot comment on tax liabilities that may arise as a result of omissions from, or misrepresentations in, those financial statements.

10 Other Matters

10.1 Based solely on discussion with management we will report key points in relation to:

- the Group's intellectual property;
- current, pending or threatened litigation or legal proceedings;
- a description of the key insurance policies (plant, property, employer's liability, loss of profits and keyman insurance); any uncovered significant risks; any outstanding or potential claims;
- any regulatory requirements or inspections;
- capital commitments including lease and hire purchase commitments;
- contingent liabilities or off balance sheet arrangements;
- material contracts other than in the normal course of business;
- transactions not in the ordinary course of business or with related parties.

APPENDIX 3

Our ref: GT/P046/JLC270602-1 [ ] 2002

The Directors
Prestbury Holdings Plc
Prestbury House
Church Street
Macclesfield
Cheshire SK11 6LB

and

The Directors
Christows Limited
29-30 Cornhill
London
EC3V 3ND

and

The Partners
Grant Thornton
22 Melton Street
Euston Square
London NW1 2EP

Dear Sirs

Prestbury Holdings Plc (the Company)

This letter is provided under paragraph 3.1 of our engagement letter dated 23 July 2002.

We refer to the attached letter dated [ ] from the directors of the Company confirming that the directors of the Company have established procedures which provide a reasonable basis for them to make proper judgements as to the financial position and prospects of Prestbury Holdings Plc and its group.

We also refer to our report dated [ ] (the long form report) which was prepared in accordance with our engagement letter dated 23 July 2002. The long form report contains, primarily in section [ ], a description of and commentary on the Company's financial reporting procedures. This letter should be read in conjunction with the long form report.

APPENDIX 3

All financial reporting procedures are dependent for their day to day effectiveness on the diligence and propriety of those responsible for operating them and are capable of being overridden by persons holding positions of authority or trust. Although we can provide no assurance as to the day to day running of these procedures, we can confirm that in our opinion the directors have provided their written confirmation after due and careful enquiry.

This letter is for your information only. It should not be referred to or quoted, in whole or in part, in any other context.

Yours faithfully

FORD CAMPBELL

APPENDIX B

FINANCIAL PROJECTIONS FOR THE EIGHTEEN MONTHS ENDING 31 OCTOBER 2003

Prestbury Holdings Plc
Forecast Profit and Loss Account
For The Two Years Ended

	2002	2003
Commissions receivable	3,125,736	10,209,500
Cost Of Sales	1,985,581	7,122,528
Gross Profit	1,140,155	3,086,972
	36%	30%
Overhead Expenses	1,049,435	2,364,279
Interest Receivable	1,427	7,726
Finance Costs	3,026	987
Profit Before Taxation	89,121	865,713
Taxation	30,324	259,714
Retained Profit	58,797	605,999

Prestbury Holdings Plc
Forecast Cost Of Sales

	2002	2003
Commissions payable	1,985,581	7,122,528
	1,985,581	7,122,528

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2002

	2002	2003
Directors Remuneration	18,223	278,795
Wages and Salaries	315,317	767,731
Pension & Medical	2,942	13,360
Rent, Rates and Water	75,427	92,210
Insurance	21,454	36,014
Motor Expenses	85,932	78,617
Postage and Stationery	10,955	8,096
Advertising and promotion	269,552	593,280
Telephone	37,912	38,852
Hire Of Equipment	7,031	11,256
Repairs and Renewals	1,275	3,234
Periodicals	7,633	5,027
Sundry Expenses	12,616	12,360
Valuations & references	64,833	204,190
Audit & Accountancy Charges	25,969	38,934
Legal & Professional Fees	9,146	17,304
Database purchase	9,047	0
Recruitment costs	18,081	58,932
Consultancy charges	7,500	15,450
Computer expenses	16,818	46,723
Provision against group debts	717	0
Bank Charges	1,888	3,090
Depreciation	28,168	40,824
Profit on sale of fixed assets	999	0
Removal costs	0	0
	1,049,435	2,364,279

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2002

	2002	2003
Bank Interest	0	0
Bank Loan Interest	3,026	987
	3,026	987

Prestbury Holdings Plc
Cashflow Forecast
31 October 2002

	2002	2003
Trade Debtors/Bad Debts	1,283,606	7,726,559
Interest receivable	1,427	7,726
Directors loan	150,851	0
Share issue	1,000,000	0
Total Collections	2,435,884	7,734,285
Trade Creditors	1,281,207	6,082,466
Other Payments	150,528	360,679
Wages and Salaries	165,090	837,221
Paye	47,840	199,483
Purchase Of Fixed Assets	75,000	75,000
Bank Loan Repayments	12,132	23,103
Corporation Tax	0	61,257
Cost of share issue	250,000	
Directors Loan	10,221	0
	0	0
Total Payments	1,992,018	7,639,209
Movement	443,866	95,076
Brought Forward	-43,660	400,206
Carried Forward	400,206	495,282

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2002

	2002	2003
Fixed Assets	0	0
Tangible	177,372	211,548
Investments in own shares	0	0
	177,372	211,548
Current Assets	0	0
Debtors and Prepayments	1,361,602	3,844,543
Cash At Bank	400,206	495,282
	1,761,808	4,339,825
Creditors:Due Within One Year	0	0
Bank Overdraft	0	0
Creditors and Accruals	1,152,503	3,180,813
Bank Loan	24,237	2,121
	1,176,740	3,182,934
Net Current Assets	585,068	1,156,891
Total Assets Less Current Liabilities	762,440	1,368,439
Creditors:Due After One Year	0	0
Bank Loan	0	0
	762,440	1,368,439
Capital And Reserves	0	0
Share Capital	750,400	750,400
Share premium	0	0
Profit and Loss Account	12,040	618,039
	762,440	1,368,439
	0	0

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2002

	2002	2003
Debtors and Prepayments		
Trade Debtors	153,447	311,314
Prepayments	1,204,480	3,529,555
Other debtors	3,675	3,675
	1,361,602	3,844,543
Creditors and Accruals		
Trade Creditors	72,502	250,651
Paye	11,432	21,254
Corporation Tax	65,131	263,588
Accruals and other creditors	852,658	2,630,820
	1,152,503	3,180,813

Prestbury Holdings Plc
Forecast Profit and Loss Account
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions receivable		1,178,319	223,609	201,199	318,129	351,772	392,144	460,565	3,125,736
Cost Of Sales		722,666	150,041	141,171	190,734	220,087	255,312	305,571	1,985,581
Gross Profit		455,653	73,568	60,028	127,395	131,685	136,832	154,994	1,140,155
		38.7%	32.9%	29.8%	40.0%	37.4%	34.9%	33.7%	36.5%
Overhead Expenses		368,321	89,123	100,818	89,169	121,980	115,094	164,929	1,049,435
		87,332	-15,555	-40,790	38,226	9,705	21,738	-9,935	90,720
Interest Receivable	3%		0	0	0	0	0	1,427	1,427
Finance Costs		1,952	206	195	184	174	163	152	3,026
Profit Before Taxation		85,380	-15,761	-40,985	38,041	9,531	21,575	-8,660	89,121
Taxation	30.00%	29,202	-4,728	-12,296	11,412	2,859	6,472	-2,598	30,324
Retained Profit		56,178	-11,033	-28,690	26,629	6,672	15,102	-6,062	58,797

Prestbury Holdings Plc
Forecast Cost Of Sales
31 October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions payable	722,666	150,041	141,171	190,734	220,087	255,312	305,571	1,985,581
	722,666	150,041	141,171	190,734	220,087	255,312	305,571	1,985,581

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Directors Remuneration	0	0	0	0	0	0	18,223	18,223
Wages and Salaries	127,177	23,872	25,364	30,586	34,689	34,689	38,940	315,317
Pension & Medical	1,000	167	167	167	167	167	1,108	2,942
Rent, Rates and Water	35,665	6,460	6,460	6,460	6,460	6,460	7,460	75,427
Insurance	8,566	2,098	2,098	2,098	2,098	2,098	2,398	21,454
Motor Expenses	50,026	5,652	5,652	6,077	6,077	6,077	6,369	85,932
Postage and Stationery	7,025	655	655	655	655	655	655	10,955
Advertising and promotion	41,505	28,047	46,000	20,000	43,000	43,000	48,000	269,552
Telephone	23,182	1,583	1,583	1,583	2,660	2,660	4,660	37,912
Hire Of Equipment	2,387	494	494	814	814	814	1,214	7,031
Repairs and Renewals	155	20	20	20	20	20	1,020	1,275
Periodicals	5,193	407	407	407	407	407	407	7,633
Sundry Expenses	6,616	1,000	1,000	1,000	1,000	1,000	1,000	12,616
Valuations & references	25,885	4,472	4,024	6,363	7,035	7,843	9,211	64,833
Audit & Accountancy Charges	15,755	0	0	1,613	2,867	2,867	2,867	25,969
Legal & Professional Fees	746	1,400	1,400	1,400	1,400	1,400	1,400	9,146
Database purchase	0	9,047	0	0	0	0	0	9,047
Recruitment costs	0	0	1,790	6,266	4,924	0	5,101	18,081
Consultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses	0	0	0	0	4,091	1,364	11,364	16,818
Provision against group debts	717	0	0	0	0	0	0	717
Bank Charges	388	250	250	250	250	250	250	1,888
Depreciation	15,334	2,248	2,203	2,159	2,116	2,074	2,033	28,168
Profit on sale of fixed assets	999	0	0	0	0	0	0	999
	368,321	89,123	100,818	89,169	121,980	115,094	164,929	1,049,435

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Bank Interest	0.00%		0	0	0	0	0	0	0
Bank Loan Interest	7.00%	1,952	206	195	184	174	163	152	3,026
		1,952	206	195	184	174	163	152	3,026

Prestbury Holdings Plc
Cashflow Forecast
31 October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Trade Debtors/Bad Debts	0	227,927	181,500	149,284	223,609	196,686	304,600	1,283,606
Interest receivable	0	0	0	0	0	0	1,427	1,427
Directors loan					150,851			150,851
Share issue						1,000,000		1,000,000
Total Collections	0	227,927	181,500	149,284	374,460	1,196,686	306,027	2,435,884
								0
Trade Creditors	0	173,478	104,265	120,453	279,285	293,703	310,022	1,281,207
Other Payments	0	25,825	18,569	23,790	26,537	18,887	36,921	150,528
Wages and Salaries	0	19,098	20,291	24,469	27,751	27,751	45,730	165,090
Paye	0	5,000	4,774	5,073	6,117	19,938	6,938	47,840
Purchase Of Fixed Assets	0	0	0	0	0	0	75,000	75,000
Directors loan		3,407	3,407	3,407		0	0	10,221
Bank Loan Repayments		2,049	2,038	2,027	2,017	2,006	1,995	12,132
Corporation Tax	0	0	0		0	0	0	0
Costs of share issue						250,000		250,000
								0
Total Payments	0	228,857	153,345	179,218	341,707	612,285	476,606	1,992,018
Movement	0	-930	28,155	-29,934	32,753	584,401	-170,579	443,866
Brought Forward	0	-43,660	-44,590	-16,435	-46,369	-13,616	570,785	-43,660
Carried Forward	-43,660	-44,590	-16,435	-46,369	-13,616	570,785	400,206	400,206

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
Fixed Assets								
Tangible		115,206	112,958	110,754	108,595	106,478	104,404	177,372
Investments in own shares								
		115,206	112,958	110,754	108,595	106,478	104,404	177,372
Current Assets								
Debtors and Prepayments		840,088	837,510	860,616	1,032,867	1,010,179	1,205,637	1,361,602
Cash At Bank		0	0	0	0	0	570,785	400,206
		840,088	837,510	860,616	1,032,867	1,010,179	1,776,422	1,761,808
Creditors:Due Within One Year								
Bank Overdraft		43,660	44,590	16,435	46,369	13,616	0	0
Creditors and Accruals		866,518	873,637	953,228	1,068,600	1,071,719	1,086,245	1,152,503
Bank Loan		35,295	33,452	31,609	29,766	27,923	26,080	24,237
		0	0	0	0	0	0	0
		945,473	951,680	1,001,272	1,144,734	1,113,258	1,112,325	1,176,740
Net Current Assets		-105,385	-114,169	-140,655	-111,867	-103,079	664,097	585,068
Total Assets Less Current Liabilities		9,821	-1,212	-29,901	-3,272	3,399	768,502	762,440
Creditors:Due After One Year								
Bank Loan			0	0	0	0	0	0
		9,821	-1,212	-29,901	-3,272	3,399	768,502	762,440
Capital And Reserves								
Share Capital	Note 1	400	400	400	400	400	750,400	750,400
Share premium	Note 1		0	0	0	0	0	
Profit and Loss Account		9,421	-1,612	-30,301	-3,672	2,999	18,102	12,040
		9,821	-1,212	-29,901	-3,272	3,399	768,502	762,440
		0	0	0	0	-0	0	0

Note 1 Subject to split between nominal value and share premium

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
Debtors and Prepayments							
Trade Debtors	75,488	74,821	58,986	135,405	135,405	139,918	153,447
Prepayments	620,295	614,977	650,511	742,937	871,099	1,062,044	1,204,480
DLA	140,630	144,037	147,444	150,851	0	0	0
Other debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	840,088	837,510	860,616	1,032,867	1,010,179	1,205,637	1,361,602
Creditors and Accruals							
Trade Creditors	164,024	179,633	227,440	341,357	241,217	115,815	72,502
Paye	18,000	17,774	18,073	19,117	19,938	6,938	11,432
Potential Paye	136,280	136,280	136,280	136,280	136,280	136,280	136,280
Corporation Tax	64,009	59,281	46,985	58,398	61,257	67,729	65,131
Accruals and other creditors	469,705	466,169	509,950	498,948	598,527	744,982	852,658
Deferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	866,518	873,637	953,228	1,068,600	1,071,719	1,086,245	1,152,503

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Commissions receivable

								Total
Solution NW online		63,347	62,100	75,697	90,837	109,004	130,805	531,790
Solution NW postal		49,270	48,300	58,876	70,651	84,781	101,737	413,614
Solution NW partial online		28,154	27,600	33,643	40,372	48,446	58,135	236,351
Moneybrain advertising		14,792	11,285	40,000	40,000	40,000	40,000	186,077
Moneybrain White Label		19,796	15,103	40,000	40,000	40,000	40,000	194,899
Moneybrain Brokers		48,250	36,811	69,913	69,913	69,913	89,888	384,686
								0
								0
	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Sales	1,178,319	223,609	201,199	318,129	351,772	392,144	460,565	3,125,736

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Debtors and Prepayments

Debtor Days	28	28	28	28	28	28	28	28

Non Factored Debts	100%

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Transferred from accrued income		227,260	165,664	225,703	223,609	201,199	318,129	1,361,565
Sales Receipts		227,927	181,500	149,284	223,609	196,686	304,600	1,283,606
Movement		-667	-15,836	76,419	-0	4,513	13,528	77,959
Brought Forward	0	75,488	74,821	58,986	135,405	135,405	139,918	75,488
Carried Forward	75,488	74,821	58,986	135,405	135,405	139,918	153,447	153,447

Prestbury Holdings Plc
Forecast Workings
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Wages			23,872	25,364	30,586	34,689	34,689	57,162	206,362
Bank Payments	80.00%	0	19,098	20,291	24,469	27,751	27,751	45,730	165,090
Paye		0	5,000	4,774	5,073	6,117	19,938	6,938	47,840
Movement		0	-226	298	1,044	821	-13,000	4,495	-6,568
Brought Forward		0	18,000	17,774	18,073	19,117	19,938	6,938	18,000
Carried Forward		18,000	17,774	18,073	19,117	19,938	6,938	11,432	11,432

Prestbury Holdings Plc
Forecast Workings
31 October 2002

Split Of Wages And Salaries	Gross Wages	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Directors' remuneration		0						16,417	16,417
									0
Staff		0	21,333	22,667	27,333	31,000	31,000	34,667	168,000
		0	21,333	22,667	27,333	31,000	31,000	51,083	184,417
Employers Nic	11.9%	0	2,539	2,697	3,253	3,689	3,689	6,079	21,946
									0
Directors Remuneration		0	0	0	0	0	0	18,223	18,223
Wages and Salaries		127,177	23,872	25,364	30,586	34,689	34,689	38,940	188,140

Prestbury Holdings Plc
Forecast Workings
31 October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Creditor Days	10	10	57	40	53	35	20	10	
Transferred from commisions accrual		0	151,910	97,389	201,736	120,507	108,856	197,896	878,295
Telephone			1,583	1,583	1,583	2,660	2,660	4,660	14,730
Postage and Stationery			655	655	655	655	655	655	3,930
Advertising and promotion			28,047	46,000	20,000	43,000	43,000	48,000	228,047
Repairs and Renewals			20	20	20	20	20	1,020	1,120
Valuations & references			4,472	4,024	6,363	7,035	7,843	9,211	38,948
Audit & Accountancy Charges			0	0	1,613	2,867	2,867	2,867	10,214
Legal & Professional Fees			1,400	1,400	1,400	1,400	1,400	1,400	8,400
Sundry Expenses			1,000	1,000	1,000	1,000	1,000	1,000	6,000
		0	189,088	152,072	234,371	179,145	168,301	266,709	1,189,684
Payments			173,478	104,265	120,453	279,285	293,703	310,022	1,281,207
Movement		0	15,609	47,806	113,918	-100,140	-125,402	-43,314	-91,522
Brought Forward		0	164,024	179,633	227,440	341,357	241,217	115,815	164,024
Carried Forward		164,024	179,633	227,440	341,357	241,217	115,815	72,502	72,502

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Other Payments

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Hire Of Equipment		494	494	814	814	814	1,214	4,644
Recruitment costs		0	1,790	6,266	4,924	0	5,101	18,081
Insurance		2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges		250	250	250	250	250	250	1,500
Periodicals		407	407	407	407	407	407	2,440
Pension & Medical		167	167	167	167	167	1,108	1,942
Rent, Rates and Water		6,460	6,460	6,460	6,460	6,460	7,460	39,762
Vehicle Leasing		0	0	0	0	0	0	0
Consultancy charges		1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses		0	0	0	4,091	1,364	11,364	16,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	6,077	6,077	6,077	6,369	35,906
Removal costs								
Profit and Loss Account	0	25,825	18,569	23,790	26,537	18,887	36,921	150,528
Hire Of Equipment	0	494	494	814	814	814	1,214	4,644
Recruitment costs	0	0	1,790	6,266	4,924	0	5,101	18,081
Insurance	0	2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges	0	250	250	250	250	250	250	1,500
Periodicals	0	407	407	407	407	407	407	2,440
Pension & Medical	0	167	167	167	167	167	1,108	1,942
Rent, Rates and Water	0	6,460	6,460	6,460	6,460	6,460	7,460	39,762
Vehicle Leasing	0	0	0	0	0	0	0	0
Consultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses	0	0	0	0	4,091	1,364	11,364	16,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	6,077	6,077	6,077	6,369	35,906
Removal costs								
Bank Payments	0	25,825	18,569	23,790	26,537	18,887	36,921	150,528
Movement	0	0	0	0	0	0	0	0
Brought Forward	0	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Prepayment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Total Payments	0	25,825	18,569	23,790	26,537	18,887	36,921	150,528

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Accrued income

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
				5	10	15	20	
Sales accrued		223,609	201,199	318,129	351,772	392,144	460,565	1,947,417
Transfer to trade debtors		227,260	165,664	225,703	223,609	201,199	318,129	1,361,565
Movement		(3,651)	35,535	92,425	128,163	190,945	142,436	585,852
Brought forward		618,628	614,977	650,511	742,937	871,099	1,062,044	618,628
Carried forward	618,628	614,977	650,511	742,937	871,099	1,062,044	1,204,480	1,204,480

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Commission accrual

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions accrued		150,041	141,171	190,734	220,087	255,312	305,571	1,262,915
Transfer to trade creditors		151,910	97,389	201,736	120,507	108,856	197,896	878,295
Movement		-1,869	43,781	-11,003	99,580	146,455	107,675	384,620
Brought forward		414,517	412,648	456,429	445,427	545,006	691,461	414,517
Carried forward	414,517	412,648	456,429	445,427	545,006	691,461	799,137	799,137

Prestbury Holdings Plc
Forecast Profit and Loss Account
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions receivable		509,608	561,557	616,704	665,381	727,914	794,703	866,173	927,811	1,010,096	1,098,611	1,174,005	1,256,939	10,209,500
Cost Of Sales		338,923	374,810	413,488	451,239	496,361	545,196	598,116	649,536	711,891	779,682	845,463	917,823	7,122,528
Gross Profit		170,685	186,747	203,216	214,142	231,553	249,506	268,057	278,276	298,205	318,929	328,542	339,116	3,086,972
		33.5%	33.3%	33.0%	32.2%	31.8%	31.4%	30.9%	30.0%	29.5%	29.0%	28.0%	27.0%	30.2%
Overhead Expenses		162,332	169,716	184,782	184,650	196,490	198,176	200,964	208,368	207,390	216,360	217,552	217,497	2,364,279
				136,280										136,280
		8,353	17,028	154,714	29,492	35,063	51,330	67,093	69,907	90,815	102,569	110,990	121,616	858,974
Interest Receivable	3%	1,001	897	622	547	487	512	498	396	482	606	738	941	7,726
Finance Costs		141	131	120	109	98	88	77	66	55	45	34	23	987
Profit Before Taxation		9,212	17,795	155,216	29,930	35,452	51,755	67,515	70,237	91,242	103,130	111,693	122,537	865,713
Taxation	30.00%	2,764	5,338	46,565	8,979	10,635	15,526	20,254	21,071	27,373	30,939	33,508	36,761	259,714
Retained Profit		6,448	12,456	108,651	20,951	24,816	36,228	47,260	49,166	63,869	72,191	78,185	85,776	605,999

Prestbury Holdings Plc
Forecast Cost Of Sales
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Inflation	0%													
Commissions payable	0.00%	338,923	374,810	413,488	451,239	496,361	545,196	598,116	649,536	711,891	779,682	845,463	917,823	7,122,528
		338,923	374,810	413,488	451,239	496,361	545,196	598,116	649,536	711,891	779,682	845,463	917,823	7,122,528

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2003

Inflation	3%												
	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Directors Remuneration	18,223	18,223	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	278,795
Wages and Salaries	42,451	46,647	49,493	53,223	59,471	64,320	67,117	70,847	73,645	77,841	80,639	82,037	767,731
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Motor Expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
Postage and Stationery	675	675	675	675	675	675	675	675	675	675	675	675	8,096
Advertising and promotion	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	593,280
Telephone	3,152	3,358	3,152	3,358	3,564	3,152	3,152	3,358	3,152	3,358	3,152	2,946	38,852
Hire Of Equipment	921	962	921	962	1,003	921	921	962	921	962	921	880	11,256
Repairs and Renewals	227	330	227	330	433	227	227	330	227	330	227	124	3,234
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Sundry Expenses	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
Valuations & references	10,192	11,231	12,334	13,308	14,558	15,894	17,323	18,556	20,202	21,972	23,480	25,139	204,190
Audit & Accountancy Charges	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
Legal & Professional Fees	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
Database purchase	0	0	0	0	0	0	0	0	0	0	0	0	0
Recruitment costs	4,213	5,036	10,631	4,476	7,497	5,819	3,357	4,476	3,357	5,036	3,357	1,679	58,932
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	3,464	4,494	3,464	4,494	5,524	3,464	3,464	4,494	3,464	4,494	3,464	2,434	46,723
Provision against group debts	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Depreciation	2,930	2,878	3,765	3,704	3,644	3,584	3,526	3,469	3,413	3,358	3,303	3,250	40,824
Profit on sale of fixed assets	0	0	0	0	0	0	0	0	0	0	0	0	0
	162,332	169,718	184,782	184,650	196,490	198,176	200,964	208,368	207,390	216,360	217,552	217,497	2,364,279

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Bank Interest	0.00%	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Loan Interest	7.00%	141	131	120	109	98	88	77	66	55	45	34	23	987
		141	131	120	109	98	88	77	66	55	45	34	23	987

Prestbury Holdings Plc
Cashflow Forecast
31 October 2003

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Trade Debtors/Bad Debts	328,014	379,818	442,523	477,380	566,722	590,240	655,761	714,229	785,835	848,131	917,434	1,020,473	7,726,559
Interest receivable	1,001	897	622	547	487	512	498	396	482	606	738	941	7,726
Directors loan													0
Share issue													
Total Collections	329,014	380,715	443,145	477,927	567,208	590,751	656,260	714,625	786,317	848,736	918,172	1,021,414	7,734,285
													0
Trade Creditors	280,039	319,614	364,277	393,705	438,935	476,747	514,507	553,319	609,034	661,385	701,901	769,006	6,082,466
Other Payments	28,372	30,266	34,790	29,706	33,799	29,978	28,596	30,787	28,596	31,346	28,596	25,847	360,679
Wages and Salaries	48,538	51,895	58,982	61,966	66,965	70,844	73,082	76,066	78,304	81,661	83,899	85,018	837,221
Paye	11,432	12,135	12,974	14,746	15,492	16,741	17,711	18,270	19,016	19,576	20,415	20,975	199,483
Purchase Of Fixed Assets	0	75,000	0	0	0	0	0	0	0	0	0	0	75,000
Directors loan	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Loan Repayments	1,984	1,974	1,963	1,952	1,941	1,931	1,920	1,909	1,898	1,888	1,877	1,866	23,103
Corporation Tax							61,257						61,257
													0
Total Payments	370,366	490,884	472,985	502,075	557,131	596,240	697,073	680,351	736,849	795,855	836,688	902,711	7,639,209
Movement	-41,352	-110,168	-29,841	-24,148	10,077	-5,489	-40,813	34,274	49,468	52,881	81,484	118,703	95,076
Brought Forward	400,206	358,854	248,685	218,844	194,696	204,774	199,285	158,472	192,746	242,214	295,095	376,579	400,206
Carried Forward	358,854	248,685	218,844	194,696	204,774	199,285	158,472	192,746	242,214	295,095	376,579	495,282	495,282

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
Fixed Assets													
Tangible	177,372	174,442	246,564	242,799	239,095	235,451	231,867	228,341	224,872	221,459	218,101	214,798	211,548
Investments in own shares	0	0	0	0	0	0	0	0	0	0	0	0	0
	177,372	174,442	246,564	242,799	239,095	235,451	231,867	228,341	224,872	221,459	218,101	214,798	211,548
Current Assets													
Debtors and Prepayments	1,361,602	1,543,196	1,724,935	1,899,116	2,087,117	2,248,309	2,452,772	2,663,184	2,876,766	3,101,027	3,351,507	3,608,078	3,844,543
Cash At Bank	400,206	358,854	248,685	218,844	194,696	204,774	199,285	158,472	192,746	242,214	295,095	376,579	495,282
	1,761,808	1,902,050	1,973,620	2,117,961	2,281,813	2,453,083	2,652,057	2,821,655	3,069,512	3,343,241	3,646,602	3,984,657	4,339,825
Creditors:Due Within One Year													
Bank Overdraft	0	0	0	0	0	0	0	0	0	0	0	0	0
Creditors and Accruals	1,152,503	1,285,210	1,418,289	1,452,056	1,593,097	1,737,750	1,898,754	2,019,409	2,216,473	2,424,763	2,654,418	2,912,827	3,180,813
Bank Loan	24,237	22,394	20,551	18,708	16,865	15,022	13,179	11,336	9,493	7,650	5,807	3,964	2,121
		0	0	0	0	0	0	0	0	0	0	0	0
	1,176,740	1,307,604	1,438,840	1,470,764	1,609,962	1,752,772	1,911,933	2,030,745	2,225,966	2,432,413	2,660,225	2,916,791	3,182,934
Net Current Assets	585,068	594,446	534,781	647,197	671,851	700,311	740,124	790,910	843,545	910,828	986,376	1,067,865	1,156,891
Total Assets Less Current Liabilities	762,440	768,888	781,344	889,996	910,946	935,763	971,991	1,019,251	1,068,417	1,132,286	1,204,478	1,282,663	1,368,439
Creditors:Due After One Year													
Bank Loan	0	0	0	0	0	0	0	0	0	0	0	0	0
	762,440	768,888	781,344	889,996	910,946	935,763	971,991	1,019,251	1,068,417	1,132,286	1,204,478	1,282,663	1,368,439
Capital And Reserves													
Share Capital	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400
Share premium	0	0	0	0	0	0	0	0	0	0	0	0	0
Profit and Loss Account	12,040	18,488	30,944	139,596	160,546	185,363	221,591	268,851	318,017	381,886	454,078	532,263	618,039
	762,440	768,888	781,344	889,996	910,946	935,763	971,991	1,019,251	1,068,417	1,132,286	1,204,478	1,282,663	1,368,439
	0	0	0	0	0	0	0	-0	0	0	0	0	0

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
Debtors and Prepayments													
Trade Debtors	153,447	177,205	189,531	207,573	239,800	234,635	261,100	270,719	284,404	293,272	311,314	321,691	311,314
Prepayments	1,204,480	1,362,316	1,531,729	1,687,869	1,843,642	2,009,998	2,187,997	2,388,789	2,588,687	2,804,080	3,036,518	3,282,712	3,529,555
DLA	0	0	0	0	0	0	0	0	0	0	0	0	0
Other debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	1,361,602	1,543,196	1,724,935	1,899,116	2,087,117	2,248,309	2,452,772	2,663,184	2,876,766	3,101,027	3,351,507	3,608,078	3,844,543
Creditors and Accruals													
Trade Creditors	72,502	94,849	105,430	117,808	130,510	142,966	157,034	169,657	182,158	198,539	217,652	232,949	250,651
Paye	11,432	12,135	12,974	14,746	15,492	16,741	17,711	18,270	19,016	19,576	20,415	20,975	21,254
Potential Paye	136,280	136,280	136,280										
Corporation Tax	65,131	67,895	73,233	119,798	128,777	139,413	154,939	113,936	135,008	162,380	193,319	226,827	263,588
Accrued Income	852,658	959,551	1,075,871	1,185,204	1,303,818	1,424,130	1,554,570	1,703,045	1,865,791	2,029,768	2,208,532	2,417,576	2,630,820
Deferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	1,152,503	1,285,210	1,418,289	1,452,056	1,593,097	1,737,750	1,898,754	2,019,409	2,216,473	2,424,763	2,654,418	2,912,827	3,180,813

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Commissions receivable

	0%													
		4	5	4	4	4	5	4	0	5	4	5	4	
Solution NW online		143,885	158,274	174,101	191,511	210,662	231,729	254,902	280,392	308,431	339,274	373,201	410,521	3,076,884
Solution NW postal		111,911	123,102	135,412	148,953	163,849	180,233	198,257	218,082	239,891	263,880	290,268	319,294	2,393,132
Solution NW partial online		63,949	70,344	77,378	85,116	93,628	102,991	113,290	124,619	137,080	150,788	165,867	182,454	1,367,504
Moneybrain advertising		40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
Moneybrain White Label		40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
Moneybrain Brokers		109,863	129,838	149,813	159,800	179,775	199,750	219,725	224,719	244,694	264,669	264,669	264,669	2,411,981
		0	0	0	0	0	0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0	0	0	0	0	
		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Sales		509,608	561,557	616,704	665,381	727,914	794,703	866,173	927,811	1,010,096	1,098,611	1,174,005	1,256,939	10,209,500

Presbury Holdings Plc
Forecast Workings
31 October 2003
Debtors and Prepayments

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Debtor Days	28	28	28	28	28	28	28	28	28	28	28	28	28	
Disallowed Debts	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
Transferred from accrued income		351,772	392,144	460,565	509,608	561,557	616,704	665,381	727,914	794,703	866,173	927,811	1,010,096	7,884,426
Sales Receipts		328,014	379,818	442,523	477,380	566,722	590,240	655,761	714,229	785,835	848,131	917,434	1,020,473	7,726,559
Movement		23,758	12,326	18,042	32,227	-5,165	26,465	9,619	13,685	8,868	18,042	10,377	-10,377	157,867
Brought Forward		153,447	177,205	189,531	207,573	239,800	234,635	261,100	270,719	284,404	293,272	311,314	321,691	153,447
Carried Forward		177,205	189,531	207,573	239,800	234,635	261,100	270,719	284,404	293,272	311,314	321,691	311,314	311,314

Prestbury Holdings Plc
Forecast Workings
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Wages		60,673	64,869	73,728	77,458	83,706	88,555	91,352	95,082	97,880	102,076	104,874	106,272	1,046,526
Bank Payments	80.00%	48,538	51,895	58,982	61,966	66,965	70,844	73,082	76,066	78,304	81,661	83,899	85,018	837,221
Paye		11,432	12,135	12,974	14,746	15,492	16,741	17,711	18,270	19,016	19,576	20,415	20,975	199,483
Movement		702	839	1,772	746	1,250	970	560	746	560	839	560	280	9,822
Brought Forward		11,432	12,135	12,974	14,746	15,492	16,741	17,711	18,270	19,016	19,576	20,415	20,975	11,432
Carried Forward		12,135	12,974	14,746	15,492	16,741	17,711	18,270	19,016	19,576	20,415	20,975	21,254	21,254

Prestbury Holdings Plc
Forecast Workings
31 October 2003

Split Of Wages And Salaries	Gross Wages	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Directors' remuneration	197,000	16,417	16,417	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	251,167
Staff	0	37,804	41,554	44,054	47,388	52,971	57,304	59,804	63,138	65,638	69,388	71,888	73,138	684,067
		54,221	57,971	65,888	69,221	74,804	79,138	81,638	84,971	87,471	91,221	93,721	94,971	935,233
Employers Nic	11.90%	6,452	6,899	7,841	8,237	8,902	9,417	9,715	10,112	10,409	10,855	11,153	11,302	111,293
														0
Directors Remuneration		18,223	18,223	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	278,795
Wages and Salaries		42,451	46,647	49,493	53,223	59,471	64,320	67,117	70,847	73,645	77,841	80,639	82,037	767,731

Prestbury Holdings Plc
Forecast Workings
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Creditor Days	10	10	10	10	10	10	10	10	10	10	10	10	10	
Transferred from commisions accrual		232,029	258,490	304,156	332,625	376,049	414,756	449,641	486,789	547,914	600,918	636,419	704,579	5,344,366
Telephone		3,152	3,358	3,152	3,358	3,564	3,152	3,152	3,358	3,152	3,358	3,152	2,946	38,852
Postage and Stationery		675	675	675	675	675	675	675	675	675	675	675	675	8,096
Advertising and promotion		49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	593,280
Repairs and Renewals		227	330	227	330	433	227	227	330	227	330	227	124	3,234
Valuations & references		10,192	11,231	12,334	13,308	14,558	15,894	17,323	18,556	20,202	21,972	23,480	25,139	204,190
Audit & Accountancy Charges		4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
Legal & Professional Fees		1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
Sundry expenses		1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
		302,387	330,195	376,655	406,407	451,390	490,815	527,130	565,820	625,414	680,498	717,198	786,708	6,260,615
Payments		280,039	319,614	364,277	393,705	438,935	476,747	514,507	553,319	609,034	661,385	701,901	769,006	6,082,466
Movement		22,348	10,581	12,378	12,702	12,456	14,068	12,623	12,501	16,381	19,113	15,297	17,702	178,149
Brought Forward		72,502	94,849	105,430	117,808	130,510	142,966	157,034	169,657	182,158	198,539	217,652	232,949	72,502
Carried Forward		94,849	105,430	117,808	130,510	142,966	157,034	169,657	182,158	198,539	217,652	232,949	250,651	250,651

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Other Payments

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Hire Of Equipment	921	962	921	962	1,003	921	921	962	921	962	921	880	11,256
Recruitment costs	4,213	5,036	10,631	4,476	7,497	5,819	3,357	4,476	3,357	5,036	3,357	1,679	58,932
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
Vehicle Leasing	0	0	0	0	0	0	0	0	0	0	0	0	0
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	3,464	4,494	3,464	4,494	5,524	3,464	3,464	4,494	3,464	4,494	3,464	2,434	46,723
Database purchase													
Motor expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
Removal costs													
Profit and Loss Account	28,372	30,266	34,790	29,706	33,799	29,978	28,596	30,787	28,596	31,346	28,596	25,847	360,679
Hire Of Equipment	921	962	921	962	1,003	921	921	962	921	962	921	880	11,256
Recruitment costs	4,213	5,036	10,631	4,476	7,497	5,819	3,357	4,476	3,357	5,036	3,357	1,679	58,932
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
Vehicle Leasing	0	0	0	0	0	0	0	0	0	0	0	0	0
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	3,464	4,494	3,464	4,494	5,524	3,464	3,464	4,494	3,464	4,494	3,464	2,434	46,723
Database purchase													
Motor Expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
Removal costs													
Bank Payments	28,372	30,266	34,790	29,706	33,799	29,978	28,596	30,787	28,596	31,346	28,596	25,847	360,679
Movement	0	0	0	0	0	0	0	0	0	0	0	0	0
Brought Forward	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Prepayment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Total Payments	28,372	30,266	34,790	29,706	33,799	29,978	28,596	30,787	28,596	31,346	28,596	25,847	360,679

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Accrued income

	20	20	20	20	20	20	20	20	20	20	20	20	
	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Sales accrued	509,608	561,557	616,704	665,381	727,914	794,703	866,173	927,811	1,010,096	1,098,611	1,174,005	1,256,939	10,209,500
Transfer to trade debtors	351,772	392,144	460,565	509,608	561,557	616,704	665,381	727,914	794,703	866,173	927,811	1,010,096	7,884,426
Movement	157,836	169,413	156,139	155,773	166,357	177,999	200,792	199,898	215,393	232,438	246,194	246,843	2,325,075
Brought forward	1,204,480	1,362,316	1,531,729	1,687,869	1,843,642	2,009,998	2,187,997	2,388,789	2,588,687	2,804,080	3,036,518	3,282,712	1,204,480
Carried forward	1,362,316	1,531,729	1,687,869	1,843,642	2,009,998	2,187,997	2,388,789	2,588,687	2,804,080	3,036,518	3,282,712	3,529,555	3,529,555

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Commission accrual

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions accrued	338,923	374,810	413,488	451,239	496,361	545,196	598,116	649,536	711,891	779,682	845,463	917,823	7,122,528
Transfer to trade creditors	232,029	258,490	304,156	332,625	376,049	414,756	449,641	486,789	547,914	600,918	636,419	704,579	5,344,366
Movement	106,893	116,320	109,332	118,614	120,312	130,440	148,474	162,747	163,977	178,764	209,044	213,244	1,778,162
Brought forward	799,137	906,030	1,022,350	1,131,683	1,250,297	1,370,609	1,501,049	1,649,524	1,812,270	1,976,247	2,155,011	2,364,055	799,137
Carried forward	906,030	1,022,350	1,131,683	1,250,297	1,370,609	1,501,049	1,649,524	1,812,270	1,976,247	2,155,011	2,364,055	2,577,299	2,577,299

Prestbury Holdings Plc
Forecast Direct Debits
31 October 2002

	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Subscriptions							
Hobbs Online	60	60	60	60	60	60	**360**
Network Data	118	118	118	118	118	118	**705**
Mortgage Brain	88	88	88	88	88	88	**528**
Research Dept	41	41	41	41	41	41	**247**
Experian	100	100	100	100	100	100	**600**
Subtotal	407	407	407	407	407	407	**2,440**
Equipment Hire							
Minolta	80	80	80	80	80	80	**481**
Minolta	148	148	148	148	148	148	**888**
Pitney Bowes	187	187	187	187	187	187	**1,120**
Capital bank	79	79	79	79	79	79	**476**
Dell 3 new pcs			120	120	120	120	**480**
Mailshot machine			200	200	200	200	**800**
Manchester PCs		0	0	0	0	400	**400**
Subtotal	494	494	814	814	814	1,214	**4,644**

Prestbury Holdings Plc
Forecast Direct Debits
31 October 2002

	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Pensions							
Lynne Birkett	167	167	167	167	167	167	1,000
Lee Birkett						383	383
Steve keenan						271	271
Jose						125	125
M Moroney						163	163
	167	167	167	167	167	1,108	1,942
Insurance							
First National	74	74	74	74	74	74	443
Chartered Trust	669	669	669	669	669	669	4,015
Egg	90	90	90	90	90	90	540
Amex	349	349	349	349	349	349	2,094
Prudential	483	483	483	483	483	483	2,897
Capital 1	65	65	65	65	65	65	391
BOS	48	48	48	48	48	48	288
NW	277	277	277	277	277	277	1,662
Visa Gold	140	140	140	140	140	140	840
Chartered Trust	385	385	385	385	385	385	2,309
MBNA	211	211	211	211	211	211	1,267
IF.Com	205	205	205	205	205	205	1,230
Subtotal	2,996	2,996	2,996	2,996	2,996	2,996	17,976
Rent and rates							
Macclesfield MBC	682	682	682	682	682	682	4,092

Prestbury Holdings Plc
Forecast Direct Debits
31 October 2002

		May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Vehicles								
INS	IF.Com	992	992	992	992	992	992	**5,953**
	Priv Ins	150	150	150	150	150	150	**899**
	Sovereign Finance	381	381	381	381	381	381	**2,286**
	Porche	810	810	810	810	810	810	**4,858**
	Royal Sun Alliance	266	266	266	266	266	266	**1,597**
	Priv car ins	58	58	58	58	58	58	**346**
	New sales mgrs cars	0	0	425	425	425	425	**1,700**
	PMI						292	**292**
	Subtotal	2,656	2,656	3,081	3,081	3,081	3,373	17,930
Accountancy								
	Investec			1,613	2,867	2,867	2,867	**10,214**
Insurance								
	Keyman						300	**300**
	Professional Indemnity	2,098	2,098	2,098	2,098	2,098	2,098	**12,588**
		2,098	2,098	2,098	2,098	2,098	2,398	12,888
Software/new system					4,091	1,364	1,364	6,818
Grand total		9,500	9,500	11,858	17,202	14,475	15,167	77,702

Prestbury Holdings Plc
Forecast Direct Debits
31 October 2003

Inflation	3%	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	**Total**
Subscriptions														
Hobbs Online		62	62	62	62	62	62	62	62	62	62	62	62	**742**
Network Data		121	121	121	121	121	121	121	121	121	121	121	121	**1,452**
Mortgage Brain		91	91	91	91	91	91	91	91	91	91	91	91	**1,089**
Research Dept		42	42	42	42	42	42	42	42	42	42	42	42	**508**
Experian		103	103	103	103	103	103	103	103	103	103	103	103	**1,236**
Subtotal		419	419	419	419	419	419	419	419	419	419	419	419	**5,027**
Equipment Hire														
Minolta		83	83	83	83	83	83	83	83	83	83	83	83	**991**
Minolta		152	152	152	152	152	152	152	152	152	152	152	152	**1,829**
Pitney Bowes		192	192	192	192	192	192	192	192	192	192	192	192	**2,306**
Capital bank		82	82	82	82	82	82	82	82	82	82	82	82	**980**
Dell		124	124	124	124	124	124	124	124	124	124	124	124	**1,483**
Mailshot machine		206	206	206	206	206	206	206	206	206	206	206	206	**2,472**
Manchester PCs		82	124	82	124	165	82	82	124	82	124	82	41	**1,195**
Subtotal		921	962	921	962	1,003	921	921	962	921	962	921	880	**11,256**

Prestbury Holdings Plc
Forecast Direct Debits
31 October 2003

Inflation	3%	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Pensions														
Lynne Birkett		172	172	172	172	172	172	172	172	172	172	172	172	**2,060**
Lee Birkett		383	383	383	383	383	383	383	383	383	383	383	383	**4,600**
Steve keenan		271	271	271	271	271	271	271	271	271	271	271	271	**3,250**
Jose		125	125	125	125	125	125	125	125	125	125	125	125	**1,500**
M Moroney		163	163	163	163	163	163	163	163	163	163	163	163	**1,950**
		1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Insurance														
First National		76	76	76	76	76	76	76	76	76	76	76	76	**912**
Chartered Trust		689	689	689	689	689	689	689	689	689	689	689	689	**8,272**
Egg		93	93	93	93	93	93	93	93	93	93	93	93	**1,112**
Amex		359	359	359	359	359	359	359	359	359	359	359	359	**4,314**
Prudential		497	497	497	497	497	497	497	497	497	497	497	497	**5,968**
Capital 1		67	67	67	67	67	67	67	67	67	67	67	67	**805**
BOS		49	49	49	49	49	49	49	49	49	49	49	49	**593**
NW		285	285	285	285	285	285	285	285	285	285	285	285	**3,424**
Visa Gold		144	144	144	144	144	144	144	144	144	144	144	144	**1,730**
Chartered Trust		396	396	396	396	396	396	396	396	396	396	396	396	**4,757**
MBNA		218	218	218	218	218	218	218	218	218	218	218	218	**2,610**
IF.Com		211	211	211	211	211	211	211	211	211	211	211	211	**2,534**
Subtotal		3,086	3,086	3,086	3,086	3,086	3,086	3,086	3,086	3,086	3,086	3,086	3,086	37,030
Rent and rates														
Macclesfield MBC		702	702	702	702	702	702	702	702	702	702	702	702	**8,430**

Prestbury Holdings Plc
Forecast Direct Debits
31 October 2003

Inflation	3%	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Vehicles														
	IF.Com	1,022	1,022	1,022	1,022	1,022	1,022	1,022	1,022	1,022	1,022	1,022	1,022	**12,263**
	Priv Ins	154	154	154	154	154	154	154	154	154	154	154	154	**1,851**
	Sovereign Finance	392	392	392	392	392	392	392	392	392	392	392	392	**4,709**
	Porche	834	834	834	834	834	834	834	834	834	834	834	834	**10,008**
	Royal Sun Alliance	274	274	274	274	274	274	274	274	274	274	274	274	**3,290**
	Priv car ins	59	59	59	59	59	59	59	59	59	59	59	59	**713**
	New sales mgrs cars	438	438	438	438	438	438	438	438	438	438	438	438	**5,253**
	PMI	292	292	292	292	292	292	292	292	292	292	292	292	**3,500**
	Subtotal	3,466	3,466	3,466	3,466	3,466	3,466	3,466	3,466	3,466	3,466	3,466	3,466	41,587
Accountancy														
	Investec	2,867	2,867	2,867	2,867	2,867	2,867	2,867	2,867		0	0	0	**22,934**
Insurance														
	Keyman	300	300	300	300	300	300	300	300	300	300	300	300	**3,600**
	Professional Indemnit	2,161	2,161	2,161	2,161	2,161	2,161	3,241	3,241	3,241	3,241	3,241	3,241	**32,414**
		2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	**36,014**
Software/new system		1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	**16,853**
Grand total		15,197	15,239	15,197	15,239	15,280	15,197	16,278	16,319	13,411	13,452	13,411	13,370	**177,591**

Prestbury Holdings Plc
Forecast sales
31 October 2002

BROKERS	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
No sales managers	0	0	0	1	1	1	
No. new contacts made per man	80	80	80	80	80	80	
Total new contacts established	0	0	0	80	80	80	
Conversion of contact to member	25%	25%	25%	25%	25%	25%	
Cumulative no active brokers	70	70	70	70	70	90	
Ave monthly no. deals per broker	0.25	0.25	0.25	0.25	0.25	0.25	
Ave commission per deal	3,995	3,995	3,995	3,995	3,995	3,995	
Broker income	69,913	69,913	69,913	69,913	69,913	89,888	439,450

Prestbury Holdings Plc
Forecast sales
31 October 2002

WHITE LABEL

	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	
Revenue generated	40,000	40,000	40,000	40,000	40,000	40,000	240,000

Prestbury Holdings Plc
Forecast sales
31 October 2002

ADVERTISING INCOME

	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	
Advertising spend	46,000	46,000	20,000	20,000	20,000	20,000	
nue per £1 spent	n/a	n/a	£2	£2	£2	£2	
Revenue generated	40,000	40,000	40,000	40,000	40,000	40,000	240,000

Prestbury Holdings Plc
Forecast sales
31 October 2003

BROKERS	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
No sales managers	1	1	1	1	1	1	1	1	1	1	1	1	
No. new contacts made per man	80	40	80	80	80	40	80	80	0	0	80	80	
Total new contacts established	80	40	80	80	80	20	80	80	0	0	80	80	
Conversion of contact to member	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	25%	
Cumulative no active brokers	110	130	150	160	180	200	220	225	245	265	265	265	
Ave monthly no. deals per broker	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25	
Ave commission per deal	3,995	3,995	3,995	3,995	3,995	3,995	3,995	3,995	3,995	3,995	3,995	3,995	
Broker income	109,863	129,838	149,813	159,800	179,775	199,750	219,725	224,719	244,694	264,669	264,669	264,669	2,411,981

Prestbury Holdings Plc
Forecast sales
31 October 2003

WHITE LABEL

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Revenue generated	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000

Prestbury Holdings Plc
Forecast sales
31 October 2003

ADVERTISING INCOME

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Advertising spend	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	
Revenue per £1 spent	£2	£2	£2	£2	£2	£2	£2	£2	£2	£2	£2	£2	
Revenue generated	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000

Prestbury Holdings Plc
Forecast sales
31 October 2002

		May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Total no brokers		500	500	500	500	500	500	
Active brokers		0.1167	0.1400	0.1680	0.2017	0.2420	0.2904	
Ave revenue per deal		700	700	700	700	700	700	
Ave no deals per broker		2.86	2.86	2.86	2.86	2.86	2.86	
Broker income		116,817	140,180	168,216	201,859	242,231	290,677	1,159,980

% split

	cos							
Fully online	90	45%	45%	45%	45%	45%	45%	
Partially on line	80	20%	20%	20%	20%	20%	20%	
Fully postal	80	35%	35%	35%	35%	35%	35%	
ave	83	100%	100%	100%	100%	100%	100%	
Online revenue		52,568	63,081	75,697	90,837	109,004	130,805	521,991
Partially online revenue		23,363	28,036	33,643	40,372	48,446	58,135	231,996
Postal revenue		40,886	49,063	58,876	70,651	84,781	101,737	405,993
								1,159,980

Prestbury Holdings Plc
Forecast sales
31 October 2003

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Total no brokers	500	500	500	500	500	500	500	500	500	500	500	500	
Active brokers	0.3194	0.3514	0.3865	0.4252	0.4677	0.5144	0.5659	0.6225	0.6847	0.7532	0.8285	0.9114	
Ave revenue per deal	700	700	700	700	700	700	700	700	700	700	700	700	
Ave no deals per broker	2.86	2.86	2.86	2.86	2.86	2.86	2.86	2.86	2.86	2.86	2.86	2.86	
Broker income	319,745	351,720	386,892	425,581	468,139	514,953	566,448	623,093	685,402	753,942	829,336	912,270	6,837,519

% split

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Fully online	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	45%	
Partially on line	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	20%	
Fully postal	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	35%	
	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	
Online revenue	143,885	158,274	174,101	191,511	210,662	231,729	254,902	280,392	308,431	339,274	373,201	410,521	3,076,884
Partially online revenue	63,949	70,344	77,378	85,116	93,628	102,991	113,290	124,619	137,080	150,788	165,867	182,454	1,367,504
Postal revenue	111,911	123,102	135,412	148,953	163,849	180,233	198,257	218,082	239,891	263,880	290,268	319,294	2,393,132
													6,837,519

Prestbury Holdings Plc
Forecast wages & salaries
31 October 2002

	Gross	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	**Total**
Solution Network wages									
K Jorgas-Senior	14,000		1,167	1,167	1,167	1,167	1,167		**5,833**
L Smith Trainee senior	11,000		917	917	917	917	917		**4,583**
A Hammond Processor/replacement	11,000		917	917	917	917	917		**4,583**
A Robinson Support	9,000		750	750	750	750	750		**3,750**
Sales manager	15,000					1,250	1,250	1,250	**3,750**
Sales manager	15,000					1,250	1,250	1,250	**3,750**
Broker liason - Miss Ainsworth	13,000				542	1,083	1,083		**2,708**
Solution Mortgages salaries									
P Muir Office manager	19,000		1,583	1,583	1,583	1,583	1,583		**7,917**
P Phelan Sales Mgr (External IFA)	25,000		2,083	2,083	2,083	2,083	2,083		**10,417**
H Lucas trainee accountant	15,000				625	1,250	1,250	1,250	**4,375**
Total Solution Mortgages			7,417	7,417	8,583	12,250	12,250	3,750	**51,667**
Moneybrain wages									
Advisor J Cooper	15,000		1,250	1,250	1,250	1,250	1,250		**6,250**
Underwriter M Pharlett	18,000		1,500	1,500	1,500	1,500	1,500	1,500	**9,000**
Admin Gemma	7,500		625	625	625	625	625	625	**3,750**
Admin J Moroney	12,000				1,000	1,000	1,000	1,000	**4,000**
Moneybrain salaries									
IT/Underwriter M Moroney	40,000		3,333	3,333	3,333	3,333	3,333	3,333	**20,000**
FD Lynne Birkett	35,000		2,917	2,917	2,917	2,917	2,917	2,917	**17,500**
Underwriter Dan Butler	16,500		1,375	1,375	1,375	1,375	1,375	1,375	**8,250**
Web design Jose	35,000		2,917	2,917	2,917	2,917	2,917	2,917	**17,500**
Sales manager	15,000				1,250	1,250	1,250	1,250	**5,000**
Sales manager	15,000				1,250	1,250	1,250	1,250	**5,000**
Underwriter K Wilbraham	16,000			1,333	1,333	1,333	1,333	1,333	**6,667**
Total Moneybrain			13,917	15,250	18,750	18,750	18,750	17,500	**102,917**

Prestbury Holdings Plc
Forecast wages & salaries
31 October 2002

▒▒▒ =moneybrain

		Gross	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Manchester office										
Managers	P Phelan Sales Mgr (External IFA)	27,000							2,250	2,250
	P Muir Office manager	21,000							1,750	1,750
	Advisor J Cooper	17,000							1,417	1,417
	Manager 4									0
Seniors	K Jorgas-Senior	16,000							1,333	1,333
	L Smith Trainee senior	13,000							1,083	1,083
	New Underwriter 1	15,000							1,250	1,250
	New Underwriter 2	15,000							1,250	1,250
	New Underwriter 3	15,000								0
	New Underwriter 4	15,000								0
	New Underwriter 5	15,000								0
	New Underwriter 6	15,000								0
	New Underwriter 7	15,000								0
	New Underwriter 8	15,000								0
	New Underwriter 9	15,000								0
	New Underwriter 10	15,000								0
	New Underwriter 11	15,000								0
	New Underwriter 12	15,000								0
	New Underwriter 13	15,000								0
	New Underwriter 14	15,000								0
	New Underwriter 15	15,000								
	New Underwriter 16	15,000								
	Manager	15,000								
	New Underwriter 18	15,000								0
	New Underwriter 19	15,000								0
	New Underwriter 20	15,000								0
	New Underwriter 21	15,000								0
	New Underwriter 22	15,000								0
	New Underwriter 23	15,000								0
	New Underwriter 24	15,000								0
	New Underwriter 25	15,000								0
	New Underwriter 26	15,000								0
	New Underwriter 27	15,000								0
	New Underwriter 28	15,000								
	New Underwriter 29	15,000								
	Manager	22,000								
Support	A Hammond Processor/replacement	13,000							1,083	1,083
	A Robinson Support	11,000							917	917

Miss Ainsworth	13,000	1,083	**1,083**
Admin 4	10,000		**0**
Admin 5	10,000		**0**

Prestbury Holdings Plc
Forecast wages & salaries
31 October 2002

Call Centre

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Underwriter 1	15,000								
Underwriter 2	15,000								
Underwriter 3	15,000								
Underwriter 4	15,000								
Underwriter 5	15,000								
Underwriter 6	15,000								
Underwriter 7	15,000								
Underwriter 8	15,000								
Underwriter 9	15,000								
Underwriter 10	15,000								
Underwriter 11	15,000								
Underwriter 12	15,000								
Underwriter 13	15,000								
Underwriter 14	15,000								
Underwriter 15	15,000								
Underwriter 16	15,000								
Underwriter 17	15,000								
Underwriter 18	15,000								
Underwriter 19	15,000								
Underwriter 20	15,000								
Underwriter 21	15,000								
Underwriter 22	15,000								
Underwriter 23	15,000								
Underwriter 24	15,000								
Underwriter 25	15,000								
Underwriter 26	15,000								
Underwriter 27	15,000								
Underwriter 28	15,000								
Underwriter 29	15,000								
Underwriter 30	15,000								
Underwriter 31	15,000								
Underwriter 32	15,000								
Underwriter 33	15,000								
Underwriter 34	15,000								
Underwriter 35	15,000								
Underwriter 36	15,000								
Manager1	22,000								
Manager2	22,000								

Manager3	22,000								
Manager4	22,000								
Admin 1	10,000								
Admin 2	10,000								
Admin 3	10,000								
Admin 4	10,000								
Total Manchester								13,417	13,417
Grand Total		127,177	21,333	22,667	27,333	31,000	31,000	34,667	168,000

Prestbury Holdings Plc
Forecast wages & salaries
31 October 2003

Inflation 3%

	Gross	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Solution Network wages														
K Jorgas-Senior		0	0	0	0	0	0	0	0	0	0	0	0	0
L Smith Trainee senior		0	0	0	0	0	0	0	0	0	0	0	0	0
A Hammond Processor/replacement		0	0	0	0	0	0	0	0	0	0	0	0	0
A Robinson Support		0	0	0	0	0	0	0	0	0	0	0	0	0
Sales manager	15,450	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Sales manager	15,450	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Solution Mortgages salaries														
P Muir Office manager		0	0	0	0	0	0	0	0	0	0	0	0	0
P Phelan Sales Mgr (External IFA)		0	0	0	0	0	0	0	0	0	0	0	0	0
H Lucas trainee accountant	15,450	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Total Solution Mortgages		3,863	3,863	3,863	3,863	3,863	3,863	3,863	3,863	3,863	3,863	3,863	3,863	**46,350**
Moneybrain wages														
Advisor J Cooper		0	0	0	0	0	0	0	0	0	0	0	0	0
Underwriter M Pharlett	18,540	1,545	1,545	1,545	1,545	1,545	1,545	1,545	1,545	1,545	1,545	1,545	1,545	18,540
Admin Gemma	7,725	644	644	644	644	644	644	644	644	644	644	644	644	7,725
Admin J Moroney	12,360	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
Moneybrain salaries														
IT/Underwriter M Moroney	41,200	3,433	3,433	3,433	3,433	3,433	3,433	3,433	3,433	3,433	3,433	3,433	3,433	41,200
FD Lynne Birkett	36,050	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	36,050
Underwriter Dan Butler	16,995	1,416	1,416	1,416	1,416	1,416	1,416	1,416	1,416	1,416	1,416	1,416	1,416	16,995
Web design Jose	36,050	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	3,004	36,050
Sales manager	15,450	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Sales manager	15,450	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Underwriter K Wilbraham	16,480	1,373	1,373	1,373	1,373	1,373	1,373	1,373	1,373	1,373	1,373	1,373	1,373	16,480
Total Moneybrain		18,025	18,025	18,025	18,025	18,025	18,025	18,025	18,025	18,025	18,025	18,025	18,025	216,300

Prestbury Holdings Plc
Forecast wages & salaries
31 October 2003

Inflation 3%

	Manchester office	Gross	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Managers	P Phelan Sales Mgr (External IFA	27,000	2,250	2,250	2,250	2,250	2,250	2,250	2,250	2,250	2,250	2,250	2,250	2,250	27,000
	P Muir Office manager	21,000	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	1,750	21,000
	Advisor J Cooper	17,000	1,417	1,417	1,417	1,417	1,417	1,417	1,417	1,417	1,417	1,417	1,417	1,417	17,000
	Manager 4														
Seniors	K Jorgas-Senior	16,000	1,333	1,333	1,333	1,333	1,333	1,333	1,333	1,333	1,333	1,333	1,333	1,333	16,000
	L Smith Trainee senior	13,000	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	13,000
	New Underwriter 1	15,000	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	15,000
	New Underwriter 2	15,000	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	15,000
	New Underwriter 3	15,000	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	15,000
	New Underwriter 4	15,000		1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	13,750
	New Underwriter 5	15,000		1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	13,750
	New Underwriter 6	15,000			1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	12,500
	New Underwriter 7	15,000				1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	11,250
	New Underwriter 8	15,000					1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	10,000
	New Underwriter 9	15,000					1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	10,000
	New Underwriter 10	15,000						1,250	1,250	1,250	1,250	1,250	1,250	1,250	8,750
	New Underwriter 11	15,000							1,250	1,250	1,250	1,250	1,250	1,250	7,500
	New Underwriter 12	15,000								1,250	1,250	1,250	1,250	1,250	6,250
	New Underwriter 13	15,000									1,250	1,250	1,250	1,250	5,000
	New Underwriter 14	15,000										1,250	1,250	1,250	3,750
	New Underwriter 15	15,000										1,250	1,250	1,250	3,750
	New Underwriter 16	15,000											1,250	1,250	2,500
	Manager	22,000					1,833	1,833	1,833	1,833	1,833	1,833	1,833	1,833	14,667
	New Underwriter 18	15,000	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	15,000
	New Underwriter 19	15,000		1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	13,750
	New Underwriter 20	15,000			1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	12,500
	New Underwriter 21	15,000				1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	11,250
	New Underwriter 22	15,000					1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	10,000
	New Underwriter 23	15,000						1,250	1,250	1,250	1,250	1,250	1,250	1,250	8,750
	New Underwriter 24	15,000							1,250	1,250	1,250	1,250	1,250	1,250	7,500
	New Underwriter 25	15,000								1,250	1,250	1,250	1,250	1,250	6,250
	New Underwriter 26	15,000									1,250	1,250	1,250	1,250	5,000
	New Underwriter 27	15,000										1,250	1,250	1,250	3,750
	New Underwriter 28	15,000											1,250	1,250	2,500
	New Underwriter 29	15,000												1,250	1,250
	Manager	22,000						1,833	1,833	1,833	1,833	1,833	1,833	1,833	12,833
Support	A Hammond Processor/replacem	13,000	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	13,000
	A Robinson Support	11,000	917	917	917	917	917	917	917	917	917	917	917	917	11,000

Miss Ainsworth	13,000	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	1,083	**13,000**
Admin 4	10,000				833	833	833	833	833	833	833	833	833	**7,500**
Admin 5	10,000								833	833	833	833	833	**4,167**

Prestbury Holdings Plc
Forecast wages & salaries
31 October 2003

Call Centre

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Underwriter 1	15,000													
Underwriter 2	15,000													
Underwriter 3	15,000													
Underwriter 4	15,000													
Underwriter 5	15,000													
Underwriter 6	15,000													
Underwriter 7	15,000													
Underwriter 8	15,000													
Underwriter 9	15,000													
Underwriter 10	15,000													
Underwriter 11	15,000													
Underwriter 12	15,000													
Underwriter 13	15,000													
Underwriter 14	15,000													
Underwriter 15	15,000													
Underwriter 16	15,000													
Underwriter 17	15,000													
Underwriter 18	15,000													
Underwriter 19	15,000													
Underwriter 20	15,000													
Underwriter 21	15,000													
Underwriter 22	15,000													
Underwriter 23	15,000													
Underwriter 24	15,000													
Underwriter 25	15,000													
Underwriter 26	15,000													
Underwriter 27	15,000													
Underwriter 28	15,000													
Underwriter 29	15,000													
Underwriter 30	15,000													
Underwriter 31	15,000													
Underwriter 32	15,000													
Underwriter 33	15,000													
Underwriter 34	15,000													
Underwriter 35	15,000													
Underwriter 36	15,000													
Manager1	22,000													
Manager2	22,000													

Manager3	22,000													
Manager4	22,000													
Admin 1	10,000													
Admin 2	10,000													
Admin 3	10,000													
Admin 4	10,000													
Total Manchester		15,917	19,667	22,167	25,500	31,083	35,417	37,917	41,250	43,750	47,500	50,000	51,250	421,417
Grand Total		37,804	41,554	44,054	47,388	52,971	57,304	59,804	63,138	65,638	69,388	71,888	73,138	684,067

Prestbury Holdings Plc
Forecast Fixed Assets
31 October 2002

	Nov 01	Dec 01	Jan 02	Feb 02	Mar 02	Apr 02	May 02	Jun 02	Jul 02	Aug 02	Sep 02	Oct 02	Total
	£	£	£	£	£	£	£	£	£	£	£	£	£
Computer equipment													
Cost													
Brought Forward		-	-	-	-	-	8,303	8,303	8,303	8,303	8,303	8,303	8,303
Additions												75,000	75,000
Disposals													-
	-	-	-	-	-	8,303	8,303	8,303	8,303	8,303	8,303	83,303	83,303
Depreciation													
Brought Forward		-	-	-	-	-	905	997	1,089	1,179	1,268	1,356	905
Disposals													-
Charge	-	-	-	-	-	-	92	91	90	89	88	87	538
	-	-	-	-	-	905	997	1,089	1,179	1,268	1,356	1,443	1,443
Net Book Value	-	-	-	-	-	7,398	7,306	7,214	7,124	7,035	6,947	81,860	81,860

Prestbury Holdings Plc
Forecast Fixed Assets
31 October 2002

	Nov 01	Dec 01	Jan 02	Feb 02	Mar 02	Apr 02	May 02	Jun 02	Jul 02	Aug 02	Sep 02	Oct 02	Total
	£	£	£	£	£	£	£	£	£	£	£	£	£
Website costs													
Cost													
Brought Forward		-	-	-	-	-	118,243	118,243	118,243	118,243	118,243	118,243	118,243
Additions													-
Disposals													-
	-	-	-	-	-	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243
Depreciation													
Brought Forward		-	-	-	-	-	21,240	23,261	25,240	27,177	29,074	30,932	21,240
Disposals													-
Charge	-	-	-	-	-	-	2,021	1,979	1,938	1,897	1,858	1,819	11,511
	-	-	-	-	-	21,240	23,261	25,240	27,177	29,074	30,932	32,751	32,751
Net Book Value	-	-	-	-	-	97,003	94,982	93,003	91,066	89,169	87,311	85,492	85,492
Fixtures & Fittings													
Cost													
Brought Forward		-	-	-	-	-	11,995	11,995	11,995	11,995	11,995	11,995	11,995
Additions													-
Disposals													-
	-	-	-	-	-	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995
Depreciation													
Brought Forward		-	-	-	-	-	1,190	1,325	1,458	1,590	1,720	1,849	1,190
Disposals													-
Charge	-	-	-	-	-	-	135	133	132	130	128	127	785
	-	-	-	-	-	1,190	1,325	1,458	1,590	1,720	1,849	1,975	1,975
Net Book Value	-	-	-	-	-	10,805	10,670	10,537	10,405	10,275	10,146	10,020	10,020

Prestbury Holdings Plc
Forecast Fixed Assets
31 October 2002

	Nov 01	Dec 01	Jan 02	Feb 02	Mar 02	Apr 02	May 02	Jun 02	Jul 02	Aug 02	Sep 02	Oct 02	Total
	£	£	£	£	£	£	£	£	£	£	£	£	£
Summary													
Cost													
Brought Forward	-	-	-	-	-	-	138,541	138,541	138,541	138,541	138,541	138,541	-
Additions	-	-	-	-	-	-	-	-	-	-	-	75,000	75,000
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Revaluation	-	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	138,541	138,541	138,541	138,541	138,541	138,541	213,541	75,000
Depreciation													
Brought Forward	-	-	-	-	-	-	23,335	25,583	27,787	29,946	32,063	34,137	-
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Charge	-	-	-	-	-	-	2,248	2,203	2,159	2,116	2,074	2,033	12,834
	-	-	-	-	-	23,335	25,583	27,787	29,946	32,063	34,137	36,169	12,834
Net Book Value	-	-	-	-	-	115,206	112,958	110,754	108,595	106,478	104,404	177,372	62,166

Prestbury Holdings Plc
Forecast Fixed Assets
31 October 2003

	Nov 02	Dec 02	Jan 03	Feb 03	Mar 03	Apr 03	May 03	Jun 03	Jul 03	Aug 03	Sep 03	Oct 03	Total
	£	£	£	£	£	£	£	£	£	£	£	£	£
Computer equipment													
Cost													
Brought Forward	83,303	83,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303	83,303
Additions		75,000											75,000
Disposals													-
	83,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303	158,303
Depreciation													
Brought Forward	1,443	2,466	3,477	5,412	7,323	9,210	11,074	12,914	14,732	16,526	18,298	20,049	1,443
Disposals													-
Charge	1,023	1,010	1,935	1,911	1,887	1,864	1,840	1,817	1,795	1,772	1,750	1,728	20,334
	2,466	3,477	5,412	7,323	9,210	11,074	12,914	14,732	16,526	18,298	20,049	21,777	21,777
Net Book Value	80,837	154,826	152,891	150,980	149,093	147,229	145,389	143,571	141,777	140,005	138,254	136,526	136,526

Prestbury Holdings Plc
Forecast Fixed Assets
31 October 2003

	Nov 02	Dec 02	Jan 03	Feb 03	Mar 03	Apr 03	May 03	Jun 03	Jul 03	Aug 03	Sep 03	Oct 03	Total
	£	£	£	£	£	£	£	£	£	£	£	£	£
Website costs													
Cost													
Brought Forward	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243
Additions													-
Disposals													-
	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243	118,243
Depreciation													
Brought Forward	32,751	34,532	36,276	37,984	39,656	41,293	42,896	44,466	46,003	47,508	48,982	50,425	32,751
Disposals													-
Charge	1,781	1,744	1,708	1,672	1,637	1,603	1,570	1,537	1,505	1,474	1,443	1,413	19,086
	34,532	36,276	37,984	39,656	41,293	42,896	44,466	46,003	47,508	48,982	50,425	51,837	51,837
Net Book Value	83,711	81,967	80,259	78,587	76,950	75,347	73,777	72,240	70,735	69,261	67,818	66,406	66,406
Fixtures & Fittings													
Cost													
Brought Forward	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995
Additions													-
Disposals													-
	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995	11,995
Depreciation													
Brought Forward	1,975	2,101	2,224	2,347	2,467	2,586	2,704	2,820	2,935	3,048	3,160	3,270	1,975
Disposals													-
Charge	125	124	122	121	119	118	116	115	113	112	110	109	1,404
	2,101	2,224	2,347	2,467	2,586	2,704	2,820	2,935	3,048	3,160	3,270	3,379	3,379
Net Book Value	9,894	9,771	9,648	9,528	9,409	9,291	9,175	9,060	8,947	8,835	8,725	8,616	8,616

Prestbury Holdings Plc
Forecast Fixed Assets
31 October 2003

	Nov 02	Dec 02	Jan 03	Feb 03	Mar 03	Apr 03	May 03	Jun 03	Jul 03	Aug 03	Sep 03	Oct 03	Total
	£	£	£	£	£	£	£	£	£	£	£	£	£
Summary													
Cost													
Brought Forward	213,541	213,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541	213,541
Additions	-	75,000	-	-	-	-	-	-	-	-	-	-	75,000
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
	213,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541	288,541
Depreciation													
Brought Forward	36,169	39,099	41,977	45,742	49,446	53,090	56,674	60,200	63,669	67,082	70,440	73,743	36,169
Disposals	-	-	-	-	-	-	-	-	-	-	-	-	-
Charge	2,930	2,878	3,765	3,704	3,644	3,584	3,526	3,469	3,413	3,358	3,303	3,250	40,824
	39,099	41,977	45,742	49,446	53,090	56,674	60,200	63,669	67,082	70,440	73,743	76,993	76,993
Net Book Value	174,442	246,564	242,799	239,095	235,451	231,867	228,341	224,872	221,459	218,101	214,798	211,548	211,548

177,372

APPENDIX B-1

FINANCIAL PROJECTIONS FOR THE EIGHTEEN MONTHS ENDING 31 OCTOBER 2003

SENSITIVITY 1

estbury Holdings Plc
precast Profit and Loss Account
r The Two Years Ended

	2002	2003
ommissions receivable	2,767,867	5,077,221
st Of Sales	1,673,960	3,016,243
oss Profit	1,093,907	2,060,978
	40%	41%
verhead Expenses	1,033,443	1,803,956
erest Receivable	1,444	6,185
nance Costs	3,026	987
ofit Before Taxation	58,882	262,221
xation	21,253	78,666
etained Profit	37,629	183,555

restbury Holdings Plc
orecast Cost Of Sales

	2002	2003
ommissions payable	1,673,960	3,016,243
	1,673,960	3,016,243

'estbury Holdings Plc
precast Overhead Expenses
October 2002

	2002	2003
irectors Remuneration	18,223	278,795
'ages and Salaries	312,519	376,412
ension & Medical	2,942	13,360
ent, Rates and Water	75,427	92,210
surance	21,454	36,014
otor Expenses	85,932	78,617
ostage and Stationery	10,955	8,096
dvertising and promotion	269,552	593,280
elephone	37,512	34,526
ire Of Equipment	6,951	10,391
epairs and Renewals	1,075	1,071
eriodicals	7,633	5,027
undry Expenses	12,616	12,360
aluations & references	57,676	101,544
udit & Accountancy Charges	25,969	38,934
egal & Professional Fees	9,146	17,304
atabase purchase	9,047	0
ecruitment costs	14,724	21,558
onsultancy charges	7,500	15,450
omputer expenses	14,818	25,093
rovision against group debts	717	0
ank Charges	1,888	3,090
epreciation	28,168	40,824
rofit on sale of fixed assets	999	0
emoval costs	0	0
	1,033,443	1,803,956

restbury Holdings Plc
orecast Finance Costs
i October 2002

	2002	2003
ank Interest	0	0
ank Loan Interest	3,026	987
	3,026	987

restbury Holdings Plc
ashflow Forecast
l October 2002

	2002	2003
rade Debtors/Bad Debts	1,253,201	4,376,857
terest Receivable	1,444	6,185
irectors loan	150,851	0
hare issue	1,000,000	0
otal Collections	2,405,496	4,383,042
rade Creditors	1,267,992	3,349,832
ther Payments	145,091	300,809
/ages and Salaries	162,852	633,190
aye	47,840	154,705
urchase Of Fixed Assets	75,000	75,000
ank Loan Repayments	12,132	23,103
orporation Tax	0	57,853
ost of share issue	250,000	
irectors Loan	10,221	0
	0	0
otal Payments	1,971,128	4,594,492
lovement	434,368	-211,449
rought Forward	-43,660	390,708
arried Forward	390,708	179,259

estbury Holdings Plc
recast Monthly Balance Sheets
October 2002

	2002	2003
ked Assets	0	0
ngible	177,372	211,548
vestments in own shares	0	0
	177,372	211,548
urrent Assets	0	0
ebtors and Prepayments	1,034,138	1,734,502
ash At Bank	390,708	179,259
	1,424,846	1,913,761
reditors:Due Within One Year	0	0
ank Overdraft	0	0
reditors and Accruals	836,708	1,198,360
ank Loan	24,237	2,121
	860,945	1,200,481
et Current Assets	563,901	713,279
otal Assets Less Current Liabilities	741,272	924,827
reditors:Due After One Year	0	0
ank Loan	0	0
	741,272	924,827
apital And Reserves	0	0
hare Capital	750,400	750,400
hare premium	0	0
ofit and Loss Account	-9,128	174,427
	741,272	924,827
	0	0

estbury Holdings Plc
precast Monthly Balance Sheet Notes
October 2002

	2002	2003
ebtors and Prepayments		
ade Debtors	144,426	223,359
repayments	886,037	1,507,468
ther debtors	3,675	3,675
	1,034,138	1,734,502
reditors and Accruals		
ade Creditors	66,693	112,560
aye	10,873	14,466
orporation Tax	56,060	76,873
ccruals and other creditors	552,303	979,961
	836,708	1,198,360

estbury Holdings Plc
orecast Profit and Loss Account
October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
ommissions receivable		1,178,319	223,609	201,199	278,703	285,142	291,904	308,991	2,767,867
ost Of Sales		722,666	150,041	141,171	156,335	161,953	167,853	173,942	1,673,960
ross Profit		455,653	73,568	60,028	122,368	123,189	124,051	135,049	1,093,907
		38.7%	32.9%	29.8%	43.9%	43.2%	42.5%	43.7%	39.5%
verhead Expenses		368,321	89,123	100,818	88,381	120,647	113,090	153,063	1,033,443
		87,332	-15,555	-40,790	33,987	2,542	10,962	-18,014	60,465
terest Receivable	3%		0	0	55	0	0	1,389	1,444
nance Costs		1,952	206	195	184	174	163	152	3,026
rofit Before Taxation		85,380	-15,761	-40,985	33,858	2,368	10,799	-16,777	58,882
axation	30.00%	29,202	-4,728	-12,296	10,157	711	3,240	-5,033	21,253
etained Profit		56,178	-11,033	-28,690	23,701	1,658	7,559	-11,744	37,629

estbury Holdings Pic
recast Cost Of Sales
October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
mmissions payable	722,666	150,041	141,171	156,335	161,953	167,853	173,942	1,673,960
	722,666	150,041	141,171	156,335	161,953	167,853	173,942	1,673,960

restbury Holdings Plc
orecast Overhead Expenses
l October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
irectors Remuneration	0	0	0	0	0	0	18,223	18,223
/ages and Salaries	127,177	23,872	25,364	30,586	34,689	34,689	36,142	312,519
ension & Medical	1,000	167	167	167	167	167	1,108	2,942
ent, Rates and Water	35,665	6,460	6.460	6,460	6,460	6,460	7,460	75,427
ısurance	8,566	2,098	2,098	2,098	2,098	2,098	2,398	21,454
lotor Expenses	50,026	5,652	5,652	6,077	6,077	6,077	6,369	85,932
ostage and Stationery	7,025	655	655	655	655	655	655	10,955
dvertising and promotion	41,505	28,047	46,000	20,000	43,000	43,000	48,000	269,552
elephone	23,182	1,583	1,583	1,583	2,660	2,660	4,260	37,512
ire Of Equipment	2,387	494	494	814	814	814	1,134	6,951
epairs and Renewals	155	20	20	20	20	20	820	1,075
eriodicals	5,193	407	407	407	407	407	407	7,633
undry Expenses	6,616	1,000	1,000	1,000	1,000	1,000	1,000	12,616
'aluations & references	25,885	4,472	4,024	5,574	5,703	5,838	6,180	57,676
udit & Accountancy Charges	15,755	0	0	1,613	2,867	2,867	2,867	25,969
egal & Professional Fees	746	1,400	1,400	1,400	1,400	1,400	1,400	9,146
)atabase purchase	0	9,047	0	0	0	0	0	9,047
ecruitment costs	0	0	1,790	6,266	4,924	0	1,744	14,724
onsultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
omputer expenses	0	0	0	0	4,091	1,364	9,364	14,818
rovision against group debts	717	0	0	0	0	0	0	717
ank Charges	388	250	250	250	250	250	250	1,888
epreciation	15,334	2,248	2,203	2,159	2,116	2,074	2,033	28,168
rofit on sale of fixed assets	999	0	0	0	0	0	0	999
	368,321	89,123	100,818	88,381	120,647	113,090	153,063	1,033,443

estbury Holdings Plc
recast Finance Costs
October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
nk Interest	0.00%		0	0	0	0	0	0	0
nk Loan Interest	7.00%	1,952	206	195	184	174	163	152	3,026
		1,952	206	195	184	174	163	152	3,026

Prestbury Holdings Plc
Cashflow Forecast
31 October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Trade Debtors/Bad Debts	0	254,634	204,965	99,112	223,609	196,686	274,195	1,253,201
Interest Receivable	0	0	0	55	0	0	1,389	1,444
Directors loan					150,851			150,851
Share issue						1,000,000		1,000,000
Total Collections	0	254,634	204,965	99,167	374,460	1,196,686	275,584	2,405,496
								0
Trade Creditors	0	174,374	115,104	126,370	288,763	281,954	281,426	1,267,992
Other Payments	0	25,825	18,569	23,790	26,537	18,887	31,484	145,091
Wages and Salaries	0	19,098	20,291	24,469	27,751	27,751	43,492	162,852
Paye	0	5,000	4,774	5,073	6,117	19,938	6,938	47,840
Purchase Of Fixed Assets	0	0	0	0	0	0	75,000	75,000
Directors loan		3,407	3,407	3,407		0	0	10,221
Bank Loan Repayments		2,049	2,038	2,027	2,017	2,006	1,995	12,132
Corporation Tax	0	0	0		0	0	0	0
Costs of share issue						250,000		250,000
								0
Total Payments	0	229,753	164,183	185,136	351,186	600,536	440,335	1,971,128
Movement	0	24,881	40,782	-85,969	23,274	596,150	-164,751	434,368
Brought Forward	0	-43,660	-18,779	22,003	-63,966	-40,691	555,459	-43,660
Carried Forward	-43,660	-18,779	22,003	-63,966	-40,691	555,459	390,708	390,708

restbury Holdings Plc
orecast Monthly Balance Sheets
October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
xed Assets								
angible		115,206	112,958	110,754	108,595	106,478	104,404	177,372
vestments in own shares								
		115,206	112,958	110,754	108,595	106,478	104,404	177,372
urrent Assets								
ebtors and Prepayments		840,088	810,803	810,444	993,442	904,124	999,343	1,034,138
ash At Bank		0	0	22,003	0	0	555,459	390,708
		840,088	810,803	832,447	993,442	904,124	1,554,801	1,424,846
reditors:Due Within One Year								
ank Overdraft		43,660	18,779	0	63,966	40,691	0	0
reditors and Accruals		866,518	872,741	941,493	1,014,505	946,531	880,109	836,708
ank Loan		35,295	33,452	31,609	29,766	27,923	26,080	24,237
		0	0	0	0	0	0	0
		945,473	924,972	973,102	1,108,237	1,015,145	906,189	860,945
et Current Assets		-105,385	-114,169	-140,655	-114,795	-111,021	648,612	563,901
otal Assets Less Current Liabilities		9,821	-1,212	-29,901	-6,201	-4,543	753,017	741,272
reditors:Due After One Year								
ank Loan			0	0	0	0	0	0
		9,821	-1,212	-29,901	-6,201	-4,543	753,017	741,272
apital And Reserves								
hare Capital	Note 1	400	400	400	400	400	750,400	750,400
hare premium	Note 1		0	0	0	0	0	
rofit and Loss Account		9,421	-1,612	-30,301	-6,601	-4,943	2,617	-9,128
		9,821	-1,212	-29,901	-6,201	-4,543	753,017	741,272
		0	-0	-0	-0	0	0	0

Note 1 Subject to split between nominal value and share premium

estbury Holdings Plc
recast Monthly Balance Sheet Notes
October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
ebtors and Prepayments							
ade Debtors	75,488	74,821	58,986	135,405	135,405	139,918	144,426
epayments	620,295	588,269	600,339	703,511	765,044	855,749	886,037
A	140,630	144,037	147,444	150,851	0	0	0
her debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	840,088	810,803	810,444	993,442	904,124	999,343	1,034,138
reditors and Accruals							
ade Creditors	164,024	196,658	250,908	339,320	229,915	115,699	66,693
aye	18,000	17,774	18,073	19,117	19,938	6,938	10,873
otential Paye	136,280	136,280	136,280	136,280	136,280	136,280	136,280
orporation Tax	64,009	59,281	46,985	57,143	57,853	61,093	56,060
ccruals and other creditors	469,705	448,248	474,747	448,146	488,045	545,600	552,303
eferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	866,518	872,741	941,493	1,014,505	946,531	880,109	836,708

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Commissions receivable

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Solution NW online		63,347	62,100	57,956	60,853	63,896	67,091	375,243
Solution NW postal		49,270	48,300	45,077	47,330	49,697	52,182	291,856
Solution NW partial online		28,154	27,600	25,758	27,046	28,398	29,818	166,775
Moneybrain advertising		14,792	11,285	40,000	40,000	40,000	40,000	186,077
Moneybrain White Label		19,796	15,103	40,000	40,000	40,000	40,000	194,899
Moneybrain Brokers		-48,250	36,811	69,913	69,913	69,913	79,900	374,699
								0
								0
Sales	1,178,319	223,609	201,199	278,703	285,142	291,904	308,991	2,767,867

restbury Holdings Plc
orecast Workings
1 October 2002
ebtors and Prepayments

ebtor Days	28	28	28	28	28	28	28	28	
lon Factored Debts	100%								
		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
ransferred from accrued income			253,968	189,129	175,531	223,609	201,199	278,703	1,322,139
ales Receipts			254,634	204,965	99,112	223,609	196,686	274,195	1,253,201
lovement			-667	-15,836	76,419	-0	4,513	4,507	68,938
rought Forward		0	75,488	74,821	58,986	135,405	135,405	139,918	75,488
arried Forward		75,488	74,821	58,986	135,405	135,405	139,918	144,426	144,426

estbury Holdings Plc
recast Workings
October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
ages			23,872	25,364	30,586	34,689	34,689	54,365	203,565
nk Payments	80.00%	0	19,098	20,291	24,469	27,751	27,751	43,492	162,852
ye		0	5,000	4,774	5,073	6,117	19,938	6,938	47,840
ovement		0	-226	298	1,044	821	-13,000	3,935	-7,127
ought Forward		0	18,000	17,774	18,073	19,117	19,938	6,938	18,000
arried Forward		18,000	17,774	18,073	19,117	19,938	6,938	10,873	10,873

restbury Holdings Plc
orecast Workings
l October 2002

plit Of Wages And Salaries	Gross Wages	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
irectors' remuneration		0						16,417	16,417
									0
taff		0	21,333	22,667	27,333	31,000	31,000	32,167	165,500
		0	21,333	22,667	27,333	31,000	31,000	48,583	181,917
mployers Nic	11.9%	0	2,539	2,697	3,253	3,689	3,689	5,781	21,648
									0
irectors Remuneration		0	0	0	0	0	0	18,223	18,223
/ages and Salaries		127,177	23,872	25,364	30,586	34,689	34,689	36,142	185,342

restbury Holdings Plc
orecast Workings
October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
reditor Days	10	10	57	40	53	35	20	10	
ansferred from commisions accrual		0	169,831	114,672	182,936	122,054	110,298	167,239	867,029
elephone			1,583	1,583	1,583	2,660	2,660	4,260	14,330
ostage and Stationery			655	655	655	655	655	655	3,930
dvertising and promotion			28,047	46,000	20,000	43,000	43,000	48,000	228,047
epairs and Renewals			20	20	20	20	20	820	920
aluations & references			4,472	4,024	5,574	5,703	5,838	6,180	31,791
udit & Accountancy Charges			0	0	1,613	2,867	2,867	2,867	10,214
egal & Professional Fees			1,400	1,400	1,400	1,400	1,400	1,400	8,400
undry Expenses			1,000	1,000	1,000	1,000	1,000	1,000	6,000
		0	207,008	169,354	214,781	179,358	167,738	232,420	1,170,661
ayments			174,374	115,104	126,370	288,763	281,954	281,426	1,267,992
lovement		0	32,634	54,250	88,411	-109,405	-114,216	-49,006	-97,331
rought Forward		0	164,024	196,658	250,908	339,320	229,915	115,699	164,024
arried Forward		164,024	196,658	250,908	339,320	229,915	115,699	66,693	66,693

Prestbury Holdings Plc
Forecast Workings
1 October 2002
Other Payments

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Hire Of Equipment		494	494	814	814	814	1,134	4,564
Recruitment costs		0	1,790	6,266	4,924	0	1,744	14,724
Insurance		2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges		250	250	250	250	250	250	1,500
Periodicals		407	407	407	407	407	407	2,440
Pension & Medical		167	167	167	167	167	1,108	1,942
Rent, Rates and Water		6,460	6,460	6,460	6,460	6,460	7,460	39,762
Vehicle Leasing		0	0	0	0	0	0	0
Consultancy charges		1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses		0	0	0	4,091	1,364	9,364	14,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	6,077	6,077	6,077	6,369	35,906
Removal costs								
Profit and Loss Account	0	25,825	18,569	23,790	26,537	18,887	31,484	145,091
Hire Of Equipment	0	494	494	814	814	814	1,134	4,564
Recruitment costs	0	0	1,790	6,266	4,924	0	1,744	14,724
Insurance	0	2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges	0	250	250	250	250	250	250	1,500
Periodicals	0	407	407	407	407	407	407	2,440
Pension & Medical	0	167	167	167	167	167	1,108	1,942
Rent, Rates and Water	0	6,460	6,460	6,460	6,460	6,460	7,460	39,762
Vehicle Leasing	0	0	0	0	0	0	0	0
Consultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses	0	0	0	0	4,091	1,364	9,364	14,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	6,077	6,077	6,077	6,369	35,906
Removal costs								
Bank Payments	0	25,825	18,569	23,790	26,537	18,887	31,484	145,091
Movement	0	0	0	0	0	0	0	0
Brought Forward	0	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Prepayment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Total Payments	0	25,825	18,569	23,790	26,537	18,887	31,484	145,091

'restbury Holdings Plc
'orecast Workings
·1 October 2002
\ccrued income

	Actual 6 months to Apr-02	May-02	Jun-02	5 Jul-02	10 Aug-02	15 Sep-02	20 Oct-02	Total
;ales accrued		223,609	201,199	278,703	285,142	291,904	308,991	1,589,548
'ransfer to trade debtors		253,968	189,129	175,531	223,609	201,199	278,703	1,322,139
Aovement		(30,359)	12,070	103,172	61,533	90,705	30,288	267,409
3rought forward		618,628	588,269	600,339	703,511	765,044	855,749	618,628
Carried forward	618,628	588,269	600,339	703,511	765,044	855,749	886,037	886,037

restbury Holdings Plc
orecast Workings
l October 2002
ommission accrual

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
ommissions accrued		150,041	141,171	156,335	161,953	167,853	173,942	951,294
ransfer to trade creditors		169,831	114,672	182,936	122,054	110,298	167,239	867,029
lovement		-19,790	26,499	-26,601	39,899	57,554	6,703	84,265
rought forward		414,517	394,727	421,226	394,625	434,524	492,079	414,517
arried forward	414,517	394,727	421,226	394,625	434,524	492,079	498,782	498,782

restbury Holdings Plc
orecast Profit and Loss Account
1 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
ommissions receivable		326,433	344,248	362,454	376,077	395,126	414,627	434,605	447,591	468,592	490,144	502,287	515,037	5,077,221
ost Of Sales		188,541	199,365	210,531	220,058	231,959	244,255	256,966	267,116	280,721	294,806	305,400	316,525	3,016,243
ross Profit		137,892	144,883	151,923	156,019	163,167	170,373	177,639	180,474	187,871	195,338	196,886	198,512	2,060,978
		42.2%	42.1%	41.9%	41.5%	41.3%	41.1%	40.9%	40.3%	40.1%	39.9%	39.2%	38.5%	40.6%
verhead Expenses		146,956	146,405	33,626	156,726	161,504	163,234	166,054	163,198	165,153	166,927	168,515	165,658	1,803,956
		-9,064	-1,522	118,297	-707	1,663	7,139	11,585	17,276	22,718	28,411	28,372	32,854	257,023
nterest Receivable	3%	977	934	686	589	503	500	448	287	284	303	321	355	6,185
inance Costs		141	131	120	109	98	88	77	66	55	45	34	23	987
rofit Before Taxation		-8,229	-719	118,864	-227	2,067	7,551	11,955	17,497	22,947	28,669	28,659	33,187	262,221
axation	30.00%	-2,469	-216	35,659	-68	620	2,265	3,587	5,249	6,884	8,601	8,598	9,956	78,666
etained Profit		-5,760	-504	83,205	-159	1,447	5,286	8,369	12,248	16,063	20,069	20,061	23,231	183,555

Prastbury Holdings Plc
Forecast Cost Of Sales
31 October 2003

Inflation	0%	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions payable	0.00%	188,541	199,365	210,531	220,058	231,959	244,255	256,966	267,116	280,721	294,806	305,400	316,525	3,016,243
		188,541	199,365	210,531	220,058	231,959	244,255	256,966	267,116	280,721	294,806	305,400	316,525	3,016,243

restbury Holdings Plc
orecast Overhead Expenses
1 October 2003

ıflation	3%												
	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
irectors Remuneration	18,223	18,223	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	278,795
Vages and Salaries	36,856	36,856	-96,578	39,702	41,101	42,499	43,898	43,898	45,297	46,696	48,094	48,094	376,412
ension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
ent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
ısurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
lotor Expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
'ostage and Stationery	675	675	675	675	675	675	675	675	675	675	675	675	8,096
ıdvertising and promotion	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	593,280
elephone	2,740	2,740	3,152	2,740	2,946	2,946	2,946	2,740	2,946	2,946	2,946	2,740	34,526
lire Of Equipment	838	838	921	838	880	880	880	838	880	880	880	838	10,391
₹epairs and Renewals	21	21	227	21	124	124	124	21	124	124	124	21	1,071
'eriodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
;undry Expenses	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
'aluations & references	6,529	6,885	7,249	7,522	7,903	8,293	8,692	8,952	9,372	9,803	10,046	10,301	101,544
ıudit & Accountancy Charges	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
.egal & Professional Fees	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
)atabase purchase	0	0	0	0	0	0	0	0	0	0	0	0	0
₹ecruitment costs	856	0	10,631	0	1,679	1,679	1,678	0	1,679	1,679	1,679	0	21,558
;onsultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
;omputer expenses	1,404	1,404	3,464	1,404	2,434	2,434	2,434	1,404	2,434	2,434	2,434	1,404	25,093
'rovision against group debts	0	0	0	0	0	0	0	0	0	0	0	0	0
3ank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
)epreciation	2,930	2,878	3,765	3,704	3,644	3,584	3,526	3,469	3,413	3,358	3,303	3,250	40,824
'rofit on sale of fixed assets	0	0	0	0	0	0	0	0	0	0	0	0	0
	146,956	146,405	33,626	156,726	161,504	163,234	166,054	163,198	165,153	166,927	168,515	165,658	1,803,956

restbury Holdings Plc
orecast Finance Costs
1 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
ank Interest	0.00%	0	0	0	0	0	0	0	0	0	0	0	0	0
ank Loan Interest	7.00%	141	131	120	109	98	88	77	66	55	45	34	23	987
		141	131	120	109	98	88	77	66	55	45	34	23	987

'estbury Holdings Plc
ashflow Forecast
| October 2003

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
'ade Debtors/Bad Debts	271,007	287,998	299,970	303,066	354,084	346,965	373,524	386,027	412,450	425,584	440,146	476,038	4,376,857
terest Receivable	977	934	686	589	503	500	448	287	284	303	321	355	6,185
irectors loan													0
hare issue													
otal Collections	271,983	288,931	300,656	303,655	354,586	347,464	373,972	386,313	412,734	425,887	440,467	476,393	4,383,042
													0
rade Creditors	209,450	233,772	240,641	250,378	264,019	275,066	284,911	294,418	307,880	320,370	326,936	341,990	3,349,832
ther Payments	22,873	22,017	34,790	22,017	24,766	24,766	25,847	23,097	25,847	25,847	25,847	23,097	300,809
/ages and Salaries	44,062	44,062	51,149	51,149	52,268	53,387	54,506	54,506	55,625	56,744	57,863	57,863	633,190
aye	10,873	11,016	11,016	12,787	12,787	13,067	13,347	13,627	13,627	13,906	14,186	14,466	154,705
urchase Of Fixed Assets	0	75,000	0	0	0	0	0	0	0	0	0	0	75,000
irectors loan	0	0	0	0	0	0	0	0	0	0	0	0	0
ank Loan Repayments	1,984	1,974	1,963	1,952	1,941	1,931	1,920	1,909	1,898	1,888	1,877	1,866	23,103
orporation Tax							57,853						57,853
													0
otal Payments	289,243	387,841	339,558	338,283	355,783	368,218	438,384	387,557	404,877	418,756	426,709	439,283	4,594,492
lovement	-17,259	-98,909	-38,902	-34,629	-1,196	-20,753	-64,412	-1,244	7,856	7,131	13,758	37,110	-211,449
rought Forward	390,708	373,448	274,539	235,638	201,009	199,813	179,059	114,647	113,403	121,260	128,391	142,149	390,708
arried Forward	373,448	274,539	235,638	201,009	199,813	179,059	114,647	113,403	121,260	128,391	142,149	179,259	179,259

restbury Holdings Plc
orecast Monthly Balance Sheets
I October 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
xed Assets													
angible	177,372	174,442	246,564	242,799	239,095	235,451	231,867	228,341	224,872	221,459	218,101	214,798	211,548
vestments in own shares	0	0	0	0	0	0	0	0	0	0	0	0	0
	177,372	174,442	246,564	242,799	239,095	235,451	231,867	228,341	224,872	221,459	218,101	214,798	211,548
urrent Assets													
ebtors and Prepayments	1,034,138	1,089,565	1,145,815	1,208,299	1,281,310	1,322,352	1,390,015	1,451,095	1,512,659	1,568,801	1,633,362	1,695,503	1,734,502
ash At Bank	390,708	373,448	274,539	235,638	201,009	199,813	179,059	114,647	113,403	121,260	128,391	142,149	179,259
	1,424,846	1,463,013	1,420,354	1,443,936	1,482,319	1,522,165	1,569,074	1,565,742	1,626,063	1,690,061	1,761,753	1,837,652	1,913,761
reditors:Due Within One Year													
ank Overdraft	0	0	0	0	0	0	0	0	0	0	0	0	0
reditors and Accruals	836,708	879,549	911,358	849,814	886,495	923,092	962,974	949,591	996,037	1,042,403	1,092,511	1,146,889	1,198,360
ank Loan	24,237	22,394	20,551	18,708	16,865	15,022	13,179	11,336	9,493	7,650	5,807	3,964	2,121
		0	0	0	0	0	0	0	0	0	0	0	0
	860,945	901,943	931,909	868,522	903,360	938,114	976,153	960,927	1,005,530	1,050,053	1,098,318	1,150,853	1,200,481
let Current Assets	563,901	561,070	488,445	575,415	578,960	584,051	592,921	604,816	620,532	640,008	663,434	686,799	713,279
otal Assets Less Current Liabilities	741,272	735,512	735,009	818,213	818,055	819,502	824,788	833,156	845,404	861,467	881,535	901,596	924,827
reditors:Due After One Year													
ank Loan	0	0	0	0	0	0	0	0	0	0	0	0	0
	741,272	735,512	735,009	818,213	818,055	819,502	824,788	833,156	845,404	861,467	881,535	901,596	924,827
apital And Reserves													
hare Capital	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400
hare premium	0	0	0	0	0	0	0	0	0	0	0	0	0
rofit and Loss Account	-9,128	-14,888	-15,391	67,813	67,655	69,102	74,388	82,756	95,004	111,067	131,135	151,196	174,427
	741,272	735,512	735,009	818,213	818,055	819,502	824,788	833,156	845,404	861,467	881,535	901,596	924,827
	0	0	0	0	0	0	0	0	0	0	0	0	0

stbury Holdings Plc
ecast Monthly Balance Sheet Notes
Dctober 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
otors and Prepayments													
de Debtors	144,426	158,562	162,468	171,489	194,856	185,020	200,509	203,062	212,161	214,338	223,359	230,805	223,359
payments	886,037	927,328	979,672	1,033,135	1,082,779	1,133,657	1,185,831	1,244,358	1,296,823	1,350,788	1,406,327	1,461,023	1,507,468
A	0	0	0	0	0	0	0	0	0	0	0	0	0
ıer debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	1,034,138	1,089,565	1,145,815	1,208,299	1,281,310	1,322,352	1,390,015	1,451,095	1,512,659	1,568,801	1,633,362	1,695,503	1,734,502
editors and Accruals													
ıde Creditors	66,693	75,036	75,306	79,875	83,142	86,904	91,189	94,615	97,628	101,537	106,124	109,154	112,560
ye	10,873	11,016	11,016	12,787	12,787	13,067	13,347	13,627	13,627	13,906	14,186	14,466	14,466
ential Paye	136,280	136,280	136,280										
rporation Tax	56,060	53,591	53,375	89,034	88,966	89,587	91,852	37,585	42,834	49,718	58,319	66,917	76,873
crued Income	552,303	589,127	620,881	653,616	687,098	719,034	752,087	789,264	827,448	862,742	899,382	941,852	979,961
ferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	836,708	879,549	911,358	849,814	886,495	923,092	962,974	949,591	996,037	1,042,403	1,092,511	1,146,889	1,198,360

stbury Holdings Plc
ecast Workings
)ctober 2003
ımissions receivable

	0%													
		4	5	4	4	4	5	4	4	5	4	5	4	
ıtion NW online		70,445	73,968	77,666	81,549	85,627	89,908	94,404	99,124	104,080	109,284	114,748	120,486	1,121,290
ıtion NW postal		54,791	57,530	60,407	63,427	66,599	69,929	73,425	77,096	80,951	84,999	89,249	93,711	872,114
ıtion NW partial online		31,309	32,875	34,518	36,244	38,056	39,959	41,957	44,055	46,258	48,571	50,999	53,549	498,351
ıeybrain advertising		40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
ıeybrain White Label		40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
ıeybrain Brokers		89,888	99,875	109,863	114,856	124,844	134,831	144,819	147,316	157,303	167,291	167,291	167,291	1,625,466
		0	0	0	0	0	0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0	0	0	0	0	
		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
əs		326,433	344,248	362,454	376,077	395,126	414,627	434,605	447,591	468,592	490,144	502,287	515,037	5,077,221

estbury Holdings Plc
recast Workings
October 2003
otors and Prepayments

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
otor Days	28	28	28	28	28	28	28	28	28	28	28	28	28	
allowed Debts	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
nsferred from accrued income		285,142	291,904	308,991	326,433	344,248	362,454	376,077	395,126	414,627	434,605	447,591	468,592	4,455,791
es Receipts		271,007	287,998	299,970	303,066	354,084	346,965	373,524	386,027	412,450	425,584	440,146	476,038	4,376,857
vement		14,136	3,906	9,021	23,368	-9,836	15,489	2,553	9,099	2,177	9,021	7,445	-7,445	78,933
ought Forward		144,426	158,562	162,468	171,489	194,856	185,020	200,509	203,062	212,161	214,338	223,359	230,805	144,426
rried Forward		158,562	162,468	171,489	194,856	185,020	200,509	203,062	212,161	214,338	223,359	230,805	223,359	223,359

tbury Holdings Plc
cast Workings
ctober 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
es		55,078	55,078	63,937	63,937	65,336	66,734	68,133	68,133	69,532	70,931	72,329	72,329	791,487
‹ Payments	80.00%	44,062	44,062	51,149	51,149	52,268	53,387	54,506	54,506	55,625	56,744	57,863	57,863	633,190
ɜ		10,873	11,016	11,016	12,787	12,787	13,067	13,347	13,627	13,627	13,906	14,186	14,466	154,705
ement		143	0	1,772	0	280	280	280	0	280	280	280	0	3,593
ıght Forward		10,873	11,016	11,016	12,787	12,787	13,067	13,347	13,627	13,627	13,906	14,186	14,466	10,873
ied Forward		11,016	11,016	12,787	12,787	13,067	13,347	13,627	13,627	13,906	14,186	14,466	14,466	14,466

stbury Holdings Plc
ecast Workings
October 2003

Of Wages And Salaries	Gross Wages	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
ctors' remuneration	197,000	16,417	16,417	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	251,167
f	0	32,804	32,804	35,304	35,304	36,554	37,804	39,054	39,054	40,304	41,554	42,804	42,804	456,150
		49,221	49,221	57,138	57,138	58,388	59,638	60,888	60,888	62,138	63,388	64,638	64,638	707,317
oloyers Nic	11.90%	5,857	5,857	6,799	6,799	6,948	7,097	7,246	7,246	7,394	7,543	7,692	7,692	84,171
														0
ctors Remuneration		18,223	18,223	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	278,795
ges and Salaries		36,856	36,856	39,702	39,702	41,101	42,499	43,898	43,898	45,297	46,696	48,094	48,094	512,692

tbury Holdings Plc
cast Workings
ctober 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
itor Days	10	10	10	10	10	10	10	10	10	10	10	10	10	
sferred from commisions accrual		151,717	167,610	177,796	186,576	200,023	211,202	219,789	228,932	245,428	258,166	262,930	278,416	2,588,584
ɔhone		2,740	2,740	3,152	2,740	2,946	2,946	2,946	2,740	2,946	2,946	2,946	2,740	34,526
age and Stationery		675	675	675	675	675	675	675	675	675	675	675	675	8,096
ertising and promotion		49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	593,280
airs and Renewals		21	21	227	21	124	124	124	21	124	124	124	21	1,071
ations & references		6,529	6,885	7,249	7,522	7,903	8,293	8,692	8,952	9,372	9,803	10,046	10,301	101,544
t & Accountancy Charges		4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
al & Professional Fees		1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
dry expenses		1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
		217,793	234,042	245,210	253,645	267,781	279,351	288,337	297,431	311,789	324,958	329,965	345,397	3,395,699
ments		209,450	233,772	240,641	250,378	264,019	275,066	284,911	294,418	307,880	320,370	326,936	341,990	3,349,832
ement		8,342	270	4,570	3,267	3,762	4,284	3,426	3,013	3,909	4,588	3,029	3,406	45,867
ught Forward		66,693	75,036	75,306	79,875	83,142	86,904	91,189	94,615	97,628	101,537	106,124	109,154	66,693
ied Forward		75,036	75,306	79,875	83,142	86,904	91,189	94,615	97,628	101,537	106,124	109,154	112,560	112,560

itbury Holdings Plc
ecast Workings
ctober 2003
r Payments

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Of Equipment	838	838	921	838	880	880	880	838	880	880	880	838	10,391
uitment costs	856	0	10,631	0	1,679	1,679	1,678	0	1,679	1,679	1,679	0	21,558
rance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
k Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
odicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
sion & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
t, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
icle Leasing	0	0	0	0	0	0	0	0	0	0	0	0	0
sultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
nputer expenses	1,404	1,404	3,464	1,404	2,434	2,434	2,434	1,404	2,434	2,434	2,434	1,404	25,093
abase purchase													
or expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
noval costs													
it and Loss Account	22,873	22,017	34,790	22,017	24,766	24,766	25,847	23,097	25,847	25,847	25,847	23,097	300,809
Of Equipment	838	838	921	838	880	880	880	838	880	880	880	838	10,391
ruitment costs	856	0	10,631	0	1,679	1,679	1,678	0	1,679	1,679	1,679	0	21,558
rance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
k Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
iodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
sion & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
t, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
icle Leasing	0	0	0	0	0	0	0	0	0	0	0	0	0
sultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
nputer expenses	1,404	1,404	3,464	1,404	2,434	2,434	2,434	1,404	2,434	2,434	2,434	1,404	25,093
abase purchase													
or Expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
noval costs													
k Payments	22,873	22,017	34,790	22,017	24,766	24,766	25,847	23,097	25,847	25,847	25,847	23,097	300,809
vement	0	0	0	0	0	0	0	0	0	0	0	0	0
ught Forward	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
payment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
l Payments	22,873	22,017	34,790	22,017	24,766	24,766	25,847	23,097	25,847	25,847	25,847	23,097	300,809

stbury Holdings Plc
ecast Workings
)ctober 2003
rued income

	20	20	20	20	20	20	20	20	20	20	20	20	
	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
ɜs accrued	326,433	344,248	362,454	376,077	395,126	414,627	434,605	447,591	468,592	490,144	502,287	515,037	5,077,221
ısfer to trade debtors	285,142	291,904	308,991	326,433	344,248	362,454	376,077	395,126	414,627	434,605	447,591	468,592	4,455,791
vement	41,291	52,344	53,463	49,644	50,878	52,173	58,527	52,465	53,965	55,539	54,696	46,444	621,430
ught forward	886,037	927,328	979,672	1,033,135	1,082,779	1,133,657	1,185,831	1,244,358	1,296,823	1,350,788	1,406,327	1,461,023	886,037
ried forward	927,328	979,672	1,033,135	1,082,779	1,133,657	1,185,831	1,244,358	1,296,823	1,350,788	1,406,327	1,461,023	1,507,468	1,507,468

stbury Holdings Plc
ecast Workings
)ctober 2003
ımission accrual

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
ımissions accrued	188,541	199,365	210,531	220,058	231,959	244,255	256,966	267,116	280,721	294,806	305,400	316,525	3,016,243
ısfer to trade creditors	151,717	167,610	177,796	186,576	200,023	211,202	219,789	228,932	245,428	258,166	262,930	278,416	2,588,584
'ement	36,824	31,755	32,735	33,482	31,936	33,053	37,177	38,184	35,293	36,640	42,471	38,109	427,659
ıght forward	498,782	535,606	567,360	600,095	633,577	665,513	698,566	735,743	773,927	809,221	845,861	888,331	498,782
ried forward	535,606	567,360	600,095	633,577	665,513	698,566	735,743	773,927	809,221	845,861	888,331	926,440	926,440

APPENDIX B-2

FINANCIAL PROJECTIONS FOR THE EIGHTEEN MONTHS ENDING 31 OCTOBER 2003

SENSITIVITY 2

Prestbury Holdings Plc
Forecast Profit and Loss Account
For The Two Years Ended

	2002	2003
Commissions receivable	2,821,586	6,300,216
Cost Of Sales	1,717,958	3,897,491
Gross Profit	1,103,628	2,402,724
	39%	38%
Overhead Expenses	1,034,517	1,858,573
Interest Receivable	1,435	7,080
Finance Costs	3,026	987
Profit Before Taxation	67,520	550,244
Taxation	23,844	165,073
Retained Profit	43,676	385,171

Prestbury Holdings Plc
Forecast Cost Of Sales

	2002	2003
Commissions payable	1,717,958	3,897,491
	1,717,958	3,897,491

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2002

	2002	2003
Directors Remuneration	18,223	278,795
Wages and Salaries	312,519	397,394
Pension & Medical	2,942	13,360
Rent, Rates and Water	75,427	92,210
Insurance	21,454	36,014
Motor Expenses	85,932	78,617
Postage and Stationery	10,955	8,096
Advertising and promotion	269,552	593,280
Telephone	37,512	35,144
Hire Of Equipment	6,951	10,514
Repairs and Renewals	1,075	1,380
Periodicals	7,633	5,027
Sundry Expenses	12,616	12,360
Valuations & references	58,750	126,004
Audit & Accountancy Charges	25,969	38,934
Legal & Professional Fees	9,146	17,304
Database purchase	9,047	0
Recruitment costs	14,724	26,593
Consultancy charges	7,500	15,450
Computer expenses	14,818	28,183
Provision against group debts	717	0
Bank Charges	1,888	3,090
Depreciation	28,168	40,824
Profit on sale of fixed assets	999	0
Removal costs	0	0
	1,034,517	1,858,573

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2002

	2002	2003
Bank Interest	0	0
Bank Loan Interest	3,026	987
	3,026	987

Prestbury Holdings Plc
Cashflow Forecast
31 October 2002

	2002	2003
Trade Debtors/Bad Debts	1,254,897	5,110,773
Interest Receivable	1,435	7,080
Directors loan	150,851	0
Share issue	1,000,000	0
Total Collections	2,407,183	5,117,853
Trade Creditors	1,272,427	3,893,334
Other Payments	145,091	309,059
Wages and Salaries	162,852	649,975
Paye	47,840	158,062
Purchase Of Fixed Assets	75,000	75,000
Bank Loan Repayments	12,132	23,103
Corporation Tax	0	58,368
Cost of share issue	250,000	
Directors Loan	10,221	0
	0	0
Total Payments	1,975,563	5,166,900
Movement	431,620	-49,047
Brought Forward	-43,660	387,960
Carried Forward	387,960	338,913

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2002

	2002	2003
Fixed Assets	0	0
Tangible	177,372	211,548
Investments in own shares	0	0
	177,372	211,548
Current Assets	0	0
Debtors and Prepayments	1,086,162	2,275,604
Cash At Bank	387,960	338,913
	1,474,121	2,614,517
Creditors:Due Within One Year	0	0
Bank Overdraft	0	0
Creditors and Accruals	879,937	1,691,454
Bank Loan	24,237	2,121
	904,174	1,693,575
Net Current Assets	569,947	920,942
Total Assets Less Current Liabilities	747,319	1,132,490
Creditors:Due After One Year	0	0
Bank Loan	0	0
	747,319	1,132,490
Capital And Reserves	0	0
Share Capital	750,400	750,400
Share premium	0	0
Profit and Loss Account	-3,081	382,090
	747,319	1,132,490
	0	0

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2002

	2002	2003
Debtors and Prepayments		
Trade Debtors	148,936	267,336
Prepayments	933,550	2,004,593
Other debtors	3,675	3,675
	1,086,162	2,275,604
Creditors and Accruals		
Trade Creditors	68,130	143,015
Paye	10,873	15,305
Corporation Tax	58,651	165,356
Accruals and other creditors	591,503	1,353,277
	879,937	1,691,454

Prestbury Holdings Plc
Forecast Profit and Loss Account
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions receivable		1,178,319	223,609	201,199	284,909	295,034	305,918	332,599	2,821,586
Cost Of Sales		722,666	150,041	141,171	161,749	170,583	180,079	191,669	1,717,958
Gross Profit		455,653	73,568	60,028	123,160	124,450	125,838	140,931	1,103,628
		38.7%	32.9%	29.8%	43.2%	42.2%	41.1%	42.4%	39.1%
Overhead Expenses		368,321	89,123	100,818	88,505	120,845	113,370	153,535	1,034,517
		87,332	-15,555	-40,790	34,655	3,605	12,468	-12,604	69,111
Interest Receivable	3%		0	0	40	0	0	1,395	1,435
Finance Costs		1,952	206	195	184	174	163	152	3,026
Profit Before Taxation		85,380	-15,761	-40,985	34,510	3,432	12,305	-11,361	67,520
Taxation	30.00%	29,202	-4,728	-12,296	10,353	1,030	3,692	-3,408	23,844
Retained Profit		56,178	-11,033	-28,690	24,157	2,402	8,614	-7,953	43,676

Prestbury Holdings Plc
Forecast Cost Of Sales
31 October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions payable	722,666	150,041	141,171	161,749	170,583	180,079	191,669	1,717,958
	722,666	150,041	141,171	161,749	170,583	180,079	191,669	1,717,958

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Directors Remuneration	0	0	0	0	0	0	18,223	18,223
Wages and Salaries	127,177	23,872	25,364	30,586	34,689	34,689	36,142	312,519
Pension & Medical	1,000	167	167	167	167	167	1,108	2,942
Rent, Rates and Water	35,665	6,460	6,460	6,460	6,460	6,460	7,460	75,427
Insurance	8,566	2,098	2,098	2,098	2,098	2,098	2,398	21,454
Motor Expenses	50,026	5,652	5,652	6,077	6,077	6,077	6,369	85,932
Postage and Stationery	7,025	655	655	655	655	655	655	10,955
Advertising and promotion	41,505	28,047	46,000	20,000	43,000	43,000	48,000	269,552
Telephone	23,182	1,583	1,583	1,583	2,660	2,660	4,260	37,512
Hire Of Equipment	2,387	494	494	814	814	814	1,134	6,951
Repairs and Renewals	155	20	20	20	20	20	820	1,075
Periodicals	5,193	407	407	407	407	407	407	7,633
Sundry Expenses	6,616	1,000	1,000	1,000	1,000	1,000	1,000	12,616
Valuations & references	25,885	4,472	4,024	5,698	5,901	6,118	6,652	58,750
Audit & Accountancy Charges	15,755	0	0	1,613	2,867	2,867	2,867	25,969
Legal & Professional Fees	746	1,400	1,400	1,400	1,400	1,400	1,400	9,146
Database purchase	0	9,047	0	0	0	0	0	9,047
Recruitment costs	0	0	1,790	6,266	4,924	0	1,744	14,724
Consultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses	0	0	0	0	4,091	1,364	9,364	14,818
Provision against group debts	717	0	0	0	0	0	0	717
Bank Charges	388	250	250	250	250	250	250	1,888
Depreciation	15,334	2,248	2,203	2,159	2,116	2,074	2,033	28,168
Profit on sale of fixed assets	999	0	0	0	0	0	0	999
	368,321	89,123	100,818	88,505	120,845	113,370	153,535	1,034,517

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Bank Interest	0.00%	0	0	0	0	0	0	0	0
Bank Loan Interest	7.00%	1,952	206	195	184	174	163	152	3,026
		1,952	206	195	184	174	163	152	3,026

Prestbury Holdings Plc
Cashflow Forecast
31 October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Trade Debtors/Bad Debts	0	250,430	201,367	106,913	223,609	196,686	275,891	1,254,897
Interest Receivable	0	0	0	40	0	0	1,395	1,435
Directors loan					150,851			150,851
Share issue						1,000,000		1,000,000
Total Collections	0	250,430	201,367	106,953	374,460	1,196,686	277,286	2,407,183
								0
Trade Creditors	0	174,233	113,420	125,381	287,238	283,699	288,456	1,272,427
Other Payments	0	25,825	18,569	23,790	26,537	18,887	31,484	145,091
Wages and Salaries	0	19,098	20,291	24,469	27,751	27,751	43,492	162,852
Paye	0	5,000	4,774	5,073	6,117	19,938	6,938	47,840
Purchase Of Fixed Assets	0	0	0	0	0	0	75,000	75,000
Directors loan		3,407	3,407	3,407		0	0	10,221
Bank Loan Repayments		2,049	2,038	2,027	2,017	2,006	1,995	12,132
Corporation Tax	0	0	0		0	0	0	0
Costs of share issue						250,000		250,000
								0
Total Payments	0	229,612	162,500	184,147	349,660	602,281	447,364	1,975,563
Movement	0	20,818	38,868	-77,193	24,800	594,405	-170,078	431,620
Brought Forward	0	-43,660	-22,842	16,026	-61,167	-36,367	558,038	-43,660
Carried Forward	-43,660	-22,842	16,026	-61,167	-36,367	558,038	387,960	387,960

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
Fixed Assets								
Tangible		115,206	112,958	110,754	108,595	106,478	104,404	177,372
Investments in own shares								
		115,206	112,958	110,754	108,595	106,478	104,404	177,372
Current Assets								
Debtors and Prepayments		840,088	815,007	818,245	999,648	920,221	1,029,453	1,086,162
Cash At Bank		0	0	16,026	0	0	558,038	387,960
		840,088	815,007	834,271	999,648	920,221	1,587,491	1,474,121
Creditors:Due Within One Year								
Bank Overdraft		43,660	22,842	0	61,167	36,367	0	0
Creditors and Accruals		866,518	872,882	943,318	1,023,054	965,752	910,544	879,937
Bank Loan		35,295	33,452	31,609	29,766	27,923	26,080	24,237
		0	0	0	0	0	0	0
		945,473	929,176	974,927	1,113,986	1,030,041	936,624	904,174
Net Current Assets		-105,385	-114,169	-140,655	-114,339	-109,820	650,868	569,947
Total Assets Less Current Liabilities		9,821	-1,212	-29,901	-5,744	-3,342	755,272	747,319
Creditors:Due After One Year								
Bank Loan			0	0	0	0	0	0
		9,821	-1,212	-29,901	-5,744	-3,342	755,272	747,319
Capital And Reserves								
Share Capital	Note 1	400	400	400	400	400	750,400	750,400
Share premium	Note 1		0	0	0	0	0	
Profit and Loss Account		9,421	-1,612	-30,301	-6,144	-3,742	4,872	-3,081
		9,821	-1,212	-29,901	-5,744	-3,342	755,272	747,319
		0	0	-0	-0	-0	0	0

Note 1 Subject to split between nominal value and share premium

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
Debtors and Prepayments							
Trade Debtors	75,488	74,821	58,986	135,405	135,405	139,918	148,936
Prepayments	620,295	592,473	608,140	709,717	781,141	885,860	933,550
DLA	140,630	144,037	147,444	150,851	0	0	0
Other debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	840,088	815,007	818,245	999,648	920,221	1,029,453	1,086,162
Creditors and Accruals							
Trade Creditors	164,024	193,978	247,259	339,375	231,503	115,781	68,130
Paye	18,000	17,774	18,073	19,117	19,938	6,938	10,873
Potential Paye	136,280	136,280	136,280	136,280	136,280	136,280	136,280
Corporation Tax	64,009	59,281	46,985	57,338	58,368	62,059	58,651
Accruals and other creditors	469,705	451,069	480,221	456,444	505,163	574,985	591,503
Deferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	866,518	872,882	943,318	1,023,054	965,752	910,544	879,937

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Commissions receivable

								Total
Solution NW online		63,347	62,100	60,748	65,304	70,202	75,467	397,170
Solution NW postal		49,270	48,300	47,249	50,792	54,602	58,697	308,910
Solution NW partial online		28,154	27,600	26,999	29,024	31,201	33,541	176,520
Moneybrain advertising		14,792	11,285	40,000	40,000	40,000	40,000	186,077
Moneybrain White Label		19,796	15,103	40,000	40,000	40,000	40,000	194,899
Moneybrain Brokers		48,250	36,811	69,913	69,913	69,913	84,894	379,692
								0
	Actual							0
	6 months to							
	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Sales	1,178,319	223,609	201,199	284,909	295,034	305,918	332,599	2,821,586

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Debtors and Prepayments

Debtor Days	28	28	28	28	28	28	28	28
Non Factored Debts	100%							

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Transferred from accrued income		249,764	185,532	183,332	223,609	201,199	284,909	1,328,345
Sales Receipts		250,430	201,367	106,913	223,609	196,686	275,891	1,254,897
Movement		-667	-15,836	76,419	-0	4,513	9,018	73,448
Brought Forward	0	75,488	74,821	58,986	135,405	135,405	139,918	75,488
Carried Forward	75,488	74,821	58,986	135,405	135,405	139,918	148,936	148,936

Prestbury Holdings Plc
Forecast Workings
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Wages			23,872	25,364	30,586	34,689	34,689	54,365	203,565
Bank Payments	80.00%	0	19,098	20,291	24,469	27,751	27,751	43,492	162,852
Paye		0	5,000	4,774	5,073	6,117	19,938	6,938	47,840
Movement		0	-226	298	1,044	821	-13,000	3,935	-7,127
Brought Forward		0	18,000	17,774	18,073	19,117	19,938	6,938	18,000
Carried Forward		18,000	17,774	18,073	19,117	19,938	6,938	10,873	10,873

Prestbury Holdings Plc
Forecast Workings
31 October 2002

Split Of Wages And Salaries	Gross Wages	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Directors' remuneration		0						16,417	16,417
									0
Staff		0	21,333	22,667	27,333	31,000	31,000	32,167	165,500
		0	21,333	22,667	27,333	31,000	31,000	48,583	181,917
Employers Nic	11.9%	0	2,539	2,697	3,253	3,689	3,689	5,781	21,648
									0
Directors Remuneration		0	0	0	0	0	0	18,223	18,223
Wages and Salaries		127,177	23,872	25,364	30,586	34,689	34,689	36,142	185,342

Prestbury Holdings Plc
Forecast Workings
31 October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Creditor Days	10	10	57	40	53	35	20	10	
Transferred from commisions accrual		0	167,010	112,019	185,526	121,864	110,257	175,151	871,827
Telephone			1,583	1,583	1,583	2,660	2,660	4,260	14,330
Postage and Stationery			655	655	655	655	655	655	3,930
Advertising and promotion			28,047	46,000	20,000	43,000	43,000	48,000	228,047
Repairs and Renewals			20	20	20	20	20	820	920
Valuations & references			4,472	4,024	5,698	5,901	6,118	6,652	32,865
Audit & Accountancy Charges			0	0	1,613	2,867	2,867	2,867	10,214
Legal & Professional Fees			1,400	1,400	1,400	1,400	1,400	1,400	8,400
Sundry Expenses			1,000	1,000	1,000	1,000	1,000	1,000	6,000
		0	204,188	166,701	217,496	179,366	167,977	240,805	1,176,533
Payments			174,233	113,420	125,381	287,238	283,699	288,456	1,272,427
Movement		0	29,954	53,281	92,115	-107,871	-115,722	-47,651	-95,894
Brought Forward		0	164,024	193,978	247,259	339,375	231,503	115,781	164,024
Carried Forward		164,024	193,978	247,259	339,375	231,503	115,781	68,130	68,130

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Other Payments

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Hire Of Equipment		494	494	814	814	814	1,134	4,564
Recruitment costs		0	1,790	6,266	4,924	0	1,744	14,724
Insurance		2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges		250	250	250	250	250	250	1,500
Periodicals		407	407	407	407	407	407	2,440
Pension & Medical		167	167	167	167	167	1,108	1,942
Rent, Rates and Water		6,460	6,460	6,460	6,460	6,460	7,460	39,762
Vehicle Leasing		0	0	0	0	0	0	0
Consultancy charges		1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses		0	0	0	4,091	1,364	9,364	14,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	6,077	6,077	6,077	6,369	35,906
Removal costs								
Profit and Loss Account	0	25,825	18,569	23,790	26,537	18,887	31,484	145,091
Hire Of Equipment	0	494	494	814	814	814	1,134	4,564
Recruitment costs	0	0	1,790	6,266	4,924	0	1,744	14,724
Insurance	0	2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges	0	250	250	250	250	250	250	1,500
Periodicals	0	407	407	407	407	407	407	2,440
Pension & Medical	0	167	167	167	167	167	1,108	1,942
Rent, Rates and Water	0	6,460	6,460	6,460	6,460	6,460	7,460	39,762
Vehicle Leasing	0	0	0	0	0	0	0	0
Consultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses	0	0	0	0	4,091	1,364	9,364	14,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	6,077	6,077	6,077	6,369	35,906
Removal costs								
Bank Payments	0	25,825	18,569	23,790	26,537	18,887	31,484	145,091
Movement	0	0	0	0	0	0	0	0
Brought Forward	0	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Prepayment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Total Payments	0	25,825	18,569	23,790	26,537	18,887	31,484	145,091

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Accrued income

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
				5	10	15	20	
Sales accrued		223,609	201,199	284,909	295,034	305,918	332,599	1,643,267
Transfer to trade debtors		249,764	185,532	183,332	223,609	201,199	284,909	1,328,345
Movement		(26,155)	15,667	101,576	71,425	104,719	47,690	314,922
Brought forward		618,628	592,473	608,140	709,717	781,141	885,860	618,628
Carried forward	618,628	592,473	608,140	709,717	781,141	885,860	933,550	933,550

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Commission accrual

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions accrued		150,041	141,171	161,749	170,583	180,079	191,669	995,292
Transfer to trade creditors		167,010	112,019	185,526	121,864	110,257	175,151	871,827
Movement		-16,969	29,152	-23,777	48,719	69,823	16,517	123,465
Brought forward		414,517	397,548	426,700	402,923	451,642	521,464	414,517
Carried forward	414,517	397,548	426,700	402,923	451,642	521,464	537,982	537,982

Prestbury Holdings Plc
Forecast Profit and Loss Account
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions receivable		360,158	388,661	418,177	441,294	473,072	506,111	540,504	565,116	602,530	641,626	667,549	695,417	6,300,216
Cost Of Sales		213,247	231,037	249,712	266,341	286,989	308,737	331,666	351,371	376,936	403,968	426,586	450,901	3,897,491
Gross Profit		146,911	157,624	168,466	174,952	186,083	197,374	208,838	213,745	225,594	237,658	240,963	244,516	2,402,724
		40.8%	40.6%	40.3%	39.6%	39.3%	39.0%	38.6%	37.8%	37.4%	37.0%	36.1%	35.2%	38.1%
Overhead Expenses		152,088	148,692	31,681	158,030	167,521	162,005	172,630	171,405	170,629	172,755	174,617	176,520	1,858,573
		-5,177	8,932	136,784	16,922	18,562	35,369	36,208	42,341	54,965	64,903	66,345	67,996	544,152
Interest Receivable	3%	970	911	654	568	498	512	497	364	405	477	555	669	7,080
Finance Costs		141	131	120	109	98	88	77	66	55	45	34	23	987
Profit Before Taxation		-4,348	9,712	137,319	17,381	18,962	35,794	36,628	42,639	55,315	65,335	66,867	68,642	550,244
Taxation	30.00%	-1,305	2,914	41,196	5,214	5,689	10,738	10,988	12,792	16,594	19,601	20,060	20,593	165,073
Retained Profit		-3,044	6,798	96,123	12,167	13,273	25,056	25,639	29,847	38,720	45,735	46,807	48,049	385,171

Prestbury Holdings Plc
Forecast Cost Of Sales
31 October 2003

Inflation	0%	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions payable	0.00%	213,247	231,037	249,712	266,341	286,989	308,737	331,666	351,371	376,936	403,968	426,586	450,901	3,897,491
		213,247	231,037	249,712	266,341	286,989	308,737	331,666	351,371	376,936	403,968	426,586	450,901	3,897,491

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2003

Inflation	3%												
	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Directors Remuneration	18,223	18,223	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	278,795
Wages and Salaries	38,254	38,254	-96,578	39,702	42,499	42,499	45,297	46,696	48,094	49,493	50,892	52,291	397,394
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Motor Expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
Postage and Stationery	675	675	675	675	675	675	675	675	675	675	675	675	8,096
Advertising and promotion	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	593,280
Telephone	2,946	2,740	2,946	2,740	3,152	2,740	3,152	2,946	2,946	2,946	2,946	2,946	35,144
Hire Of Equipment	880	838	880	838	921	838	921	880	880	880	880	880	10,514
Repairs and Renewals	124	21	124	21	227	21	227	124	124	124	124	124	1,380
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Sundry Expenses	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
Valuations & references	7,203	7,773	8,364	8,826	9,461	10,122	10,810	11,302	12,051	12,833	13,351	13,908	126,004
Audit & Accountancy Charges	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
Legal & Professional Fees	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
Database purchase	0	0	0	0	0	0	0	0	0	0	0	0	0
Recruitment costs	2,535	0	8,952	0	3,357	0	3,357	1,679	1,679	1,679	1,679	1,679	26,593
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	2,434	1,404	2,434	1,404	3,464	1,404	3,464	2,434	2,434	2,434	2,434	2,434	28,183
Provision against group debts	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Depreciation	2,930	2,878	3,765	3,704	3,644	3,584	3,526	3,469	3,413	3,358	3,303	3,250	40,824
Profit on sale of fixed assets	0	0	0	0	0	0	0	0	0	0	0	0	0
	152,088	148,692	31,681	158,030	167,521	162,005	172,630	171,405	170,629	172,755	174,617	176,520	1,858,573

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Bank Interest	0.00%	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Loan Interest	7.00%	141	131	120	109	98	88	77	66	55	45	34	23	987
		141	131	120	109	98	88	77	66	55	45	34	23	987

Prestbury Holdings Plc
Cashflow Forecast
31 October 2003

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Trade Debtors/Bad Debts	276,086	297,802	319,068	332,361	396,161	397,201	435,207	461,680	500,588	526,972	556,205	611,441	5,110,773
Interest Receivable	970	911	654	568	498	512	497	364	405	477	555	669	7,080
Directors loan													0
Share issue													
Total Collections	277,056	298,712	319,722	332,929	396,659	397,713	435,704	462,045	500,993	527,449	556,760	612,110	5,117,853
													0
Trade Creditors	217,146	245,820	257,755	273,031	295,263	313,276	330,790	347,483	372,356	394,878	408,585	436,950	3,893,334
Other Payments	25,622	22,017	32,040	22,017	27,516	22,017	28,596	25,847	25,847	25,847	25,847	25,847	309,059
Wages and Salaries	45,181	45,181	51,149	51,149	53,387	53,387	55,625	56,744	57,863	58,982	60,101	61,220	649,975
Paye	10,873	11,295	11,295	12,787	12,787	13,347	13,347	13,906	14,186	14,466	14,746	15,025	158,062
Purchase Of Fixed Assets	0	75,000	0	0	0	0	0	0	0	0	0	0	75,000
Directors loan	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Loan Repayments	1,984	1,974	1,963	1,952	1,941	1,931	1,920	1,909	1,898	1,888	1,877	1,866	23,103
Corporation Tax							58,368						58,368
													0
Total Payments	300,807	401,288	354,203	360,936	390,895	403,958	488,647	445,889	472,151	496,061	511,156	540,909	5,166,900
Movement	-23,751	-102,575	-34,481	-28,008	5,764	-6,245	-52,943	16,155	28,842	31,388	45,604	71,202	-49,047
Brought Forward	387,960	364,209	261,634	227,153	199,145	204,909	198,664	145,721	161,876	190,719	222,107	267,711	387,960
Carried Forward	364,209	261,634	227,153	199,145	204,909	198,664	145,721	161,876	190,719	222,107	267,711	338,913	338,913

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
Fixed Assets													
Tangible	177,372	174,442	246,564	242,799	239,095	235,451	231,867	228,341	224,872	221,459	218,101	214,798	211,548
Investments in own shares	0	0	0	0	0	0	0	0	0	0	0	0	0
	177,372	174,442	246,564	242,799	239,095	235,451	231,867	228,341	224,872	221,459	218,101	214,798	211,548
Current Assets													
Debtors and Prepayments	1,086,162	1,170,234	1,261,093	1,360,202	1,469,135	1,546,046	1,654,956	1,760,252	1,863,688	1,965,630	2,080,284	2,191,628	2,275,604
Cash At Bank	387,960	364,209	261,634	227,153	199,145	204,909	198,664	145,721	161,876	190,719	222,107	267,711	338,913
	1,474,121	1,534,442	1,522,726	1,587,355	1,668,280	1,750,955	1,853,620	1,905,974	2,025,565	2,156,348	2,302,390	2,459,339	2,614,517
Creditors:Due Within One Year													
Bank Overdraft	0	0	0	0	0	0	0	0	0	0	0	0	0
Creditors and Accruals	879,937	942,216	997,666	964,250	1,031,147	1,098,748	1,174,616	1,199,647	1,287,765	1,378,259	1,477,051	1,585,733	1,691,454
Bank Loan	24,237	22,394	20,551	18,708	16,865	15,022	13,179	11,336	9,493	7,650	5,807	3,964	2,121
		0	0	0	0	0	0	0	0	0	0	0	0
	904,174	964,610	1,018,217	982,958	1,048,012	1,113,770	1,187,795	1,210,983	1,297,258	1,385,909	1,482,858	1,589,697	1,693,575
Net Current Assets	569,947	569,833	504,509	604,397	620,268	637,185	665,825	694,991	728,307	770,440	819,532	869,643	920,942
Total Assets Less Current Liabilities	747,319	744,275	751,073	847,196	859,363	872,636	897,692	923,331	953,179	991,899	1,037,634	1,084,440	1,132,490
Creditors:Due After One Year													
Bank Loan	0	0	0	0	0	0	0	0	0	0	0	0	0
	747,319	744,275	751,073	847,196	859,363	872,636	897,692	923,331	953,179	991,899	1,037,634	1,084,440	1,132,490
Capital And Reserves													
Share Capital	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400
Share premium	0	0	0	0	0	0	0	0	0	0	0	0	0
Profit and Loss Account	-3,081	-6,125	673	96,796	108,963	122,236	147,292	172,931	202,779	241,499	287,234	334,040	382,090
	747,319	744,275	751,073	847,196	859,363	872,636	897,692	923,331	953,179	991,899	1,037,634	1,084,440	1,132,490
	0	0	0	0	0	0	0	0	0	0	0	0	0

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
Debtors and Prepayments													
Trade Debtors	148,936	167,883	175,999	189,531	217,328	209,828	230,805	236,891	248,283	253,805	267,336	276,248	267,336
Prepayments	933,550	998,675	1,081,419	1,166,997	1,248,132	1,332,543	1,420,477	1,519,687	1,611,730	1,708,150	1,809,272	1,911,705	2,004,593
DLA	0	0	0	0	0	0	0	0	0	0	0	0	0
Other debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	1,086,162	1,170,234	1,261,093	1,360,202	1,469,135	1,546,046	1,654,956	1,760,252	1,863,688	1,965,630	2,080,284	2,191,628	2,275,604
Creditors and Accruals													
Trade Creditors	68,130	77,964	78,967	85,122	90,364	96,634	103,635	109,486	114,928	122,070	130,461	136,279	143,015
Paye	10,873	11,295	11,295	12,787	12,787	13,347	13,347	13,906	14,186	14,466	14,746	15,025	15,305
Potential Paye	136,280	136,280	136,280										
Corporation Tax	58,651	57,346	60,260	101,456	106,670	112,358	123,097	75,717	88,509	105,103	124,704	144,764	165,356
Accrued Income	591,503	644,830	696,364	750,385	806,826	861,909	920,038	986,037	1,055,642	1,122,119	1,192,640	1,275,165	1,353,277
Deferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	879,937	942,216	997,666	964,250	1,031,147	1,098,748	1,174,616	1,199,647	1,287,765	1,378,259	1,477,051	1,585,733	1,691,454

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Commissions receivable

	0%												
	4	5	4	4	4	5	4	4	5	4	5	4	
Solution NW online	81,128	87,212	93,753	100,784	108,343	116,469	125,204	134,595	144,689	155,541	167,206	179,747	1,494,671
Solution NW postal	63,099	67,832	72,919	78,388	84,267	90,567	97,381	104,685	112,536	120,976	130,049	139,803	1,162,522
Solution NW partial online	36,057	38,761	41,668	44,793	48,153	51,764	55,646	59,820	64,306	69,129	74,314	79,887	664,293
Moneybrain advertising	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
Moneybrain White Label	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
Moneybrain Brokers	99,875	114,856	129,838	137,328	152,309	167,291	182,272	186,017	200,998	215,980	215,980	215,980	2,018,723
	0	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0	
	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Sales	360,158	388,661	418,177	441,294	473,072	506,111	540,504	565,116	602,530	641,626	667,549	695,417	6,300,216

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Debtors and Prepayments

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Debtor Days	28	28	28	28	28	28	28	28	28	28	28	28	28	
Disallowed Debts	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
Transferred from accrued income		295,034	305,918	332,599	360,158	388,661	418,177	441,294	473,072	506,111	540,504	565,116	602,530	5,229,173
Sales Receipts		276,086	297,802	319,068	332,361	396,161	397,201	435,207	461,680	500,588	526,972	556,205	611,441	5,110,773
Movement		18,947	8,116	13,531	27,797	-7,500	20,977	6,086	11,392	5,522	13,531	8,911	-8,911	118,400
Brought Forward		148,936	167,883	175,999	189,531	217,328	209,828	230,805	236,891	248,283	253,805	267,336	276,248	148,936
Carried Forward		167,883	175,999	189,531	217,328	209,828	230,805	236,891	248,283	253,805	267,336	276,248	267,336	267,336

Prestbury Holdings Plc
Forecast Workings
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Wages		56,477	56,477	63,937	63,937	66,734	66,734	69,532	70,931	72,329	73,728	75,127	76,526	812,469
Bank Payments	80.00%	45,181	45,181	51,149	51,149	53,387	53,387	55,625	56,744	57,863	58,982	60,101	61,220	649,975
Paye		10,873	11,295	11,295	12,787	12,787	13,347	13,347	13,906	14,186	14,466	14,746	15,025	158,062
Movement		422	0	1,492	0	560	0	560	280	280	280	280	280	4,432
Brought Forward		10,873	11,295	11,295	12,787	12,787	13,347	13,347	13,906	14,186	14,466	14,746	15,025	10,873
Carried Forward		11,295	11,295	12,787	12,787	13,347	13,347	13,906	14,186	14,466	14,746	15,025	15,305	15,305

Prestbury Holdings Plc
Forecast Workings
31 October 2003

Split Of Wages And Salaries	Gross Wages	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Directors' remuneration	197,000	16,417	16,417	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	251,167
Staff	0	34,054	34,054	35,304	35,304	37,804	37,804	40,304	41,554	42,804	44,054	45,304	46,554	474,900
		50,471	50,471	57,138	57,138	59,638	59,638	62,138	63,388	64,638	65,888	67,138	68,388	726,067
Employers Nic	11.90%	6,006	6,006	6,799	6,799	7,097	7,097	7,394	7,543	7,692	7,841	7,989	8,138	86,402
														0
Directors Remuneration		18,223	18,223	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	278,795
Wages and Salaries		38,254	38,254	39,702	39,702	42,499	42,499	45,297	46,696	48,094	49,493	50,892	52,291	533,674

Prestbury Holdings Plc
Forecast Workings
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Creditor Days	10	10	10	10	10	10	10	10	10	10	10	10	10	
Transferred from commisions accrual		159,920	179,503	195,691	209,899	231,907	250,608	265,667	281,765	310,459	333,447	344,062	372,788	3,135,717
Telephone		2,946	2,740	2,946	2,740	3,152	2,740	3,152	2,946	2,946	2,946	2,946	2,946	35,144
Postage and Stationery		675	675	675	675	675	675	675	675	675	675	675	675	8,096
Advertising and promotion		49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	593,280
Repairs and Renewals		124	21	124	21	227	21	227	124	124	124	124	124	1,380
Valuations & references		7,203	7,773	8,364	8,826	9,461	10,122	10,810	11,302	12,051	12,833	13,351	13,908	126,004
Audit & Accountancy Charges		4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
Legal & Professional Fees		1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
Sundry expenses		1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
		226,980	246,823	263,910	278,272	301,534	320,277	336,642	352,924	379,499	403,269	414,402	443,686	3,968,218
Payments		217,146	245,820	257,755	273,031	295,263	313,276	330,790	347,483	372,356	394,878	408,585	436,950	3,893,334
Movement		9,834	1,003	6,155	5,241	6,271	7,001	5,851	5,441	7,143	8,391	5,817	6,736	74,884
Brought Forward		68,130	77,964	78,967	85,122	90,364	96,634	103,635	109,486	114,928	122,070	130,461	136,279	68,130
Carried Forward		77,964	78,967	85,122	90,364	96,634	103,635	109,486	114,928	122,070	130,461	136,279	143,015	143,015

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Other Payments

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Hire Of Equipment	880	838	880	838	921	838	921	880	880	880	880	880	10,514
Recruitment costs	2,535	0	8,952	0	3,357	0	3,357	1,679	1,679	1,679	1,679	1,679	26,593
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
Vehicle Leasing	0	0	0	0	0	0	0	0	0	0	0	0	0
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	2,434	1,404	2,434	1,404	3,464	1,404	3,464	2,434	2,434	2,434	2,434	2,434	28,183
Database purchase													
Motor expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
Removal costs													
Profit and Loss Account	25,622	22,017	32,040	22,017	27,516	22,017	28,596	25,847	25,847	25,847	25,847	25,847	309,059
Hire Of Equipment	880	838	880	838	921	838	921	880	880	880	880	880	10,514
Recruitment costs	2,535	0	8,952	0	3,357	0	3,357	1,679	1,679	1,679	1,679	1,679	26,593
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
Vehicle Leasing	0	0	0	0	0	0	0	0	0	0	0	0	0
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	2,434	1,404	2,434	1,404	3,464	1,404	3,464	2,434	2,434	2,434	2,434	2,434	28,183
Database purchase													
Motor Expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
Removal costs													
Bank Payments	25,622	22,017	32,040	22,017	27,516	22,017	28,596	25,847	25,847	25,847	25,847	25,847	309,059
Movement	0	0	0	0	0	0	0	0	0	0	0	0	0
Brought Forward	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Prepayment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Total Payments	25,622	22,017	32,040	22,017	27,516	22,017	28,596	25,847	25,847	25,847	25,847	25,847	309,059

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Accrued income

	20	20	20	20	20	20	20	20	20	20	20	20	
	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Sales accrued	360,158	388,661	418,177	441,294	473,072	506,111	540,504	565,116	602,530	641,626	667,549	695,417	6,300,216
Transfer to trade debtors	295,034	305,918	332,599	360,158	388,661	418,177	441,294	473,072	506,111	540,504	565,116	602,530	5,229,173
Movement	65,125	82,743	85,578	81,135	84,411	87,933	99,210	92,044	96,419	101,122	102,433	92,887	1,071,042
Brought forward	933,550	998,675	1,081,419	1,166,997	1,248,132	1,332,543	1,420,477	1,519,687	1,611,730	1,708,150	1,809,272	1,911,705	933,550
Carried forward	998,675	1,081,419	1,166,997	1,248,132	1,332,543	1,420,477	1,519,687	1,611,730	1,708,150	1,809,272	1,911,705	2,004,593	2,004,593

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Commission accrual

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions accrued	213,247	231,037	249,712	266,341	286,989	308,737	331,666	351,371	376,936	403,968	426,586	450,901	3,897,491
Transfer to trade creditors	159,920	179,503	195,691	209,899	231,907	250,608	265,667	281,765	310,459	333,447	344,062	372,788	3,135,717
Movement	53,327	51,534	54,021	56,442	55,082	58,129	65,999	69,605	66,477	70,521	82,525	78,113	761,775
Brought forward	537,982	591,309	642,843	696,864	753,305	808,388	866,517	932,516	1,002,121	1,068,598	1,139,119	1,221,644	537,982
Carried forward	591,309	642,843	696,864	753,305	808,388	866,517	932,516	1,002,121	1,068,598	1,139,119	1,221,644	1,299,756	1,299,756

APPENDIX B-3

FINANCIAL PROJECTIONS FOR THE EIGHTEEN MONTHS ENDING 31 OCTOBER 2003

SENSITIVITY 3

Prestbury Holdings Plc
Forecast Profit and Loss Account
For The Three Years Ended

	2002	2003
Commissions receivable	2,945,761	8,156,469
Cost Of Sales	1,977,591	6,493,315
Gross Profit	968,170	1,663,154
	33%	20%
Overhead Expenses	928,723	1,377,350
Interest Receivable	279	233
Finance Costs	3,026	987
Profit Before Taxation	36,699	285,050
Taxation	14,685	89,654
Retained Profit	22,014	195,396

Prestbury Holdings Plc
Forecast Cost Of Sales

	2002	2003
Commissions payable	1,977,591	6,493,315
	1,977,591	6,493,315

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2002

	2002	2003
Directors Remuneration	14,523	174,270
Wages and Salaries	293,000	350,186
Pension & Medical	2,942	13,360
Rent, Rates and Water	74,427	79,850
Insurance	21,454	36,014
Motor Expenses	84,232	73,364
Postage and Stationery	10,955	8,096
Advertising and promotion	204,552	284,280
Telephone	35,912	32,878
Hire Of Equipment	6,631	10,061
Repairs and Renewals	275	247
Periodicals	7,633	5,027
Sundry Expenses	12,616	12,360
Valuations & references	61,234	163,129
Audit & Accountancy Charges	25,969	38,934
Legal & Professional Fees	9,146	17,304
Database purchase	9,047	0
Recruitment costs	8,086	21,146
Consultancy charges	7,500	15,450
Computer expenses	6,818	16,853
Provision against group debts	717	0
Bank Charges	1,888	3,090
Depreciation	28,168	21,451
Profit on sale of fixed assets	999	0
Removal costs	0	0
	928,723	1,377,350

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2002

	2002	2003
Bank Interest	0	0
Bank Loan Interest	3,026	987
	3,026	987

Prestbury Holdings Plc
Cashflow Forecast
31 October 2002

	2002	2003
Trade Debtors/Bad Debts	1,297,777	6,395,688
Interest receivable	279	233
Directors loan	150,851	0
Share issue	250,000	0
Total Collections	1,698,906	6,395,922
Trade Creditors	1,116,300	5,220,336
Other Payments	127,433	274,215
Wages and Salaries	144,276	528,589
Paye	45,043	128,623
Purchase Of Fixed Assets	0	0
Bank Loan Repayments	12,132	23,103
Corporation Tax	0	48,693
Cost of share issue	250,000	
Directors Loan	10,221	0
	0	0
Total Payments	1,705,405	6,223,558
Movement	-6,499	172,364
Brought Forward	-43,660	-50,159
Carried Forward	-50,159	122,204

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2002

	2002	2003
Fixed Assets	0	0
Tangible	102,372	80,920
Investments in own shares	0	0
	102,372	80,920
Current Assets	0	0
Debtors and Prepayments	1,167,456	2,928,237
Cash At Bank	0	122,204
	1,167,456	3,050,441
Creditors:Due Within One Year	0	0
Bank Overdraft	50,159	0
Creditors and Accruals	1,219,775	2,958,188
Bank Loan	24,237	2,121
	1,294,171	2,960,309
Net Current Assets	-126,715	90,132
Total Assets Less Current Liabilities	-24,343	171,052
Creditors:Due After One Year	0	0
Bank Loan	0	0
	-24,343	171,052
Capital And Reserves	0	0
Share Capital	400	400
Share premium	0	0
Profit and Loss Account	-24,743	170,652
	-24,343	171,052
	-0	0

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2002

	2002	2003
Debtors and Prepayments		
Trade Debtors	99,276	99,276
Prepayments	1,064,505	2,825,286
Other debtors	3,675	3,675
	1,167,456	2,928,237
Creditors and Accruals		
Trade Creditors	166,180	465,644
Paye	9,027	12,551
Corporation Tax	49,492	90,454
Accruals and other creditors	844,296	2,375,040
	1,219,775	2,958,188

Prestbury Holdings Plc
Forecast Profit and Loss Account
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions receivable		1,178,319	223,609	201,199	278,129	311,772	352,144	400,590	2,945,761
Cost Of Sales		722,666	150,041	141,171	190,734	220,087	255,312	297,581	1,977,591
Gross Profit		455,653	73,568	60,028	87,395	91,685	96,832	103,009	968,170
		38.7%	32.9%	29.8%	31.4%	29.4%	27.5%	25.7%	32.9%
Overhead Expenses		368,321	89,123	100,818	81,790	91,803	88,274	108,594	928,723
		87,332	-15,555	-40,790	5,605	-118	8,558	-5,585	39,446
Interest Receivable	3%		0	82	189	0	8	0	279
Finance Costs		1,952	206	195	184	174	163	152	3,026
Profit Before Taxation		85,380	-15,761	-40,903	5,610	-292	8,403	-5,737	36,699
Taxation	30.00%	29,202	-4,728	-12,271	1,683	0	2,521	-1,721	14,685
Retained Profit		56,178	-11,033	-28,632	3,927	-292	5,882	-4,016	22,014

Prestbury Holdings Plc
Forecast Cost Of Sales
31 October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions payable	722,666	150,041	141,171	190,734	220,087	255,312	297,581	1,977,591
	722,666	150,041	141,171	190,734	220,087	255,312	297,581	1,977,591

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Directors Remuneration	0	0	0	0	0	0	14,523	14,523
Wages and Salaries	127,177	23,872	25,364	27,789	29,094	29,094	30,611	293,000
Pension & Medical	1,000	167	167	167	167	167	1,108	2,942
Rent, Rates and Water	35,665	6,460	6,460	6,460	6,460	6,460	6,460	74,427
Insurance	8,566	2,098	2,098	2,098	2,098	2,098	2,398	21,454
Motor Expenses	50,026	5,652	5,652	5,652	5,652	5,652	5,944	84,232
Postage and Stationery	7,025	655	655	655	655	655	655	10,955
Advertising and promotion	41,505	28,047	46,000	20,000	23,000	23,000	23,000	204,552
Telephone	23,182	1,583	1,583	1,583	2,660	2,660	2,660	35,912
Hire Of Equipment	2,387	494	494	814	814	814	814	6,631
Repairs and Renewals	155	20	20	20	20	20	20	275
Periodicals	5,193	407	407	407	407	407	407	7,633
Sundry Expenses	6,616	1,000	1,000	1,000	1,000	1,000	1,000	12,616
Valuations & references	25,885	4,472	4,024	5,563	6,235	7,043	8,012	61,234
Audit & Accountancy Charges	15,755	0	0	1,613	2,867	2,867	2,867	25,969
Legal & Professional Fees	746	1,400	1,400	1,400	1,400	1,400	1,400	9,146
Database purchase	0	9,047	0	0	0	0	0	9,047
Recruitment costs	0	0	1,790	2,909	1,567	0	1,820	8,086
Consultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses	0	0	0	0	4,091	1,364	1,364	6,818
Provision against group debts	717	0	0	0	0	0	0	717
Bank Charges	388	250	250	250	250	250	250	1,888
Depreciation	15,334	2,248	2,203	2,159	2,116	2,074	2,033	28,168
Profit on sale of fixed assets	999	0	0	0	0	0	0	999
	368,321	89,123	100,818	81,790	91,803	88,274	108,594	928,723

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Bank Interest	0.00%		0	0	0	0	0	0	0
Bank Loan Interest	7.00%	1,952	206	195	184	174	163	152	3,026
		1,952	206	195	184	174	163	152	3,026

Prestbury Holdings Plc
Cashflow Forecast
31 October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Trade Debtors/Bad Debts	0	307,927	221,500	65,413	223,609	197,890	281,438	1,297,777
Interest receivable	0	0	82	189	0	8	0	279
Directors loan					150,851			150,851
Share issue						250,000		250,000
Total Collections	0	307,927	221,582	65,602	374,460	447,898	281,438	1,698,906
								0
Trade Creditors	0	176,162	129,647	135,437	270,746	177,297	227,011	1,116,300
Other Payments	0	25,825	18,569	20,008	22,755	18,462	21,815	127,433
Wages and Salaries	0	19,098	20,291	22,231	23,275	23,275	36,106	144,276
Paye	0	5,000	4,774	5,073	5,558	18,819	5,819	45,043
Purchase Of Fixed Assets	0	0	0	0	0	0	0	0
Directors loan		3,407	3,407	3,407		0	0	10,221
Bank Loan Repayments		2,049	2,038	2,027	2,017	2,006	1,995	12,132
Corporation Tax	0	0	0		0	0	0	0
Costs of share issue						250,000		250,000
								0
Total Payments	0	231,541	178,727	188,183	324,350	489,859	292,746	1,705,405
Movement	0	76,386	42,855	-122,580	50,110	-41,961	-11,308	-6,499
Brought Forward	0	-43,660	32,726	75,581	-46,999	3,110	-38,851	-43,660
Carried Forward	-43,660	32,726	75,581	-46,999	3,110	-38,851	-50,159	-50,159

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
Fixed Assets								
Tangible		115,206	112,958	110,754	108,595	106,478	104,404	102,372
Investments in own shares								
		115,206	112,958	110,754	108,595	106,478	104,404	102,372
Current Assets								
Debtors and Prepayments		840,088	757,510	740,616	956,738	894,050	1,048,304	1,167,456
Cash At Bank		0	32,726	75,581	0	3,110	0	0
		840,088	790,236	816,197	956,738	897,160	1,048,304	1,167,456
Creditors:Due Within One Year								
Bank Overdraft		43,660	0	0	46,999	0	38,851	50,159
Creditors and Accruals		866,518	870,953	925,186	1,014,485	1,001,925	1,108,105	1,219,775
Bank Loan		35,295	33,452	31,609	29,766	27,923	26,080	24,237
		0	0	0	0	0	0	0
		945,473	904,405	956,795	1,091,250	1,029,848	1,173,036	1,294,171
Net Current Assets		-105,385	-114,169	-140,598	-134,512	-132,687	-124,732	-126,715
Total Assets Less Current Liabilities		9,821	-1,212	-29,844	-25,917	-26,209	-20,327	-24,343
Creditors:Due After One Year								
Bank Loan			0	0	0	0	0	0
		9,821	-1,212	-29,844	-25,917	-26,209	-20,327	-24,343
Capital And Reserves								
Share Capital	Note 1	400	400	400	400	400	400	400
Share premium	Note 1		0	0	0	0	0	
Profit and Loss Account		9,421	-1,612	-30,244	-26,317	-26,609	-20,727	-24,743
		9,821	-1,212	-29,844	-25,917	-26,209	-20,327	-24,343
		0	0	0	-0	0	0	-0

Note 1 Subject to split between nominal value and share premium

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
Debtors and Prepayments							
Trade Debtors	75,488	74,821	58,986	99,276	99,276	102,585	99,276
Prepayments	620,295	534,977	530,511	702,937	791,099	942,044	1,064,505
DLA	140,630	144,037	147,444	150,851	0	0	0
Other debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	840,088	757,510	740,616	956,738	894,050	1,048,304	1,167,456
Creditors and Accruals							
Trade Creditors	164,024	230,629	283,571	260,877	171,656	163,770	166,180
Paye	18,000	17,774	18,073	18,558	18,819	5,819	9,027
Potential Paye	136,280	136,280	136,280	136,280	136,280	136,280	136,280
Corporation Tax	64,009	59,281	47,010	48,693	48,693	51,213	49,492
Accruals and other creditors	469,705	412,489	425,753	535,577	611,977	736,523	844,296
Deferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	866,518	870,953	925,186	1,014,485	1,001,925	1,108,105	1,219,775

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Commissions receivable

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Solution NW online		63,347	62,100	75,697	90,837	109,004	130,805	531,790
Solution NW postal		49,270	48,300	58,876	70,651	84,781	101,737	413,614
Solution NW partial online		28,154	27,600	33,643	40,372	48,446	58,135	236,351
Moneybrain advertising		14,792	11,285	0	0	0	0	26,077
Moneybrain White Label		19,796	15,103	40,000	40,000	40,000	40,000	194,899
Moneybrain Brokers		48,250	36,811	69,913	69,913	69,913	69,913	364,711
								0
								0
Sales	1,178,319	223,609	201,199	278,129	311,772	352,144	400,590	2,945,761

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Debtors and Prepayments

Debtor Days	28	28	28	28	28	28	28	28	
Non Factored Debts	100%								
		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Transferred from accrued income			307,260	205,664	105,703	223,609	201,199	278,129	1,321,565
Sales Receipts			307,927	221,500	65,413	223,609	197,890	281,438	1,297,777
Movement			-667	-15,836	40,290	0	3,309	-3,309	23,788
Brought Forward		0	75,488	74,821	58,986	99,276	99,276	102,585	75,488
Carried Forward		75,488	74,821	58,986	99,276	99,276	102,585	99,276	99,276

Prestbury Holdings Plc
Forecast Workings
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Wages			23,872	25,364	27,789	29,094	29,094	45,133	180,346
Bank Payments	80.00%	0	19,098	20,291	22,231	23,275	23,275	36,106	144,276
Paye		0	5,000	4,774	5,073	5,558	18,819	5,819	45,043
Movement		0	-226	298	485	261	-13,000	3,208	-8,973
Brought Forward		0	18,000	17,774	18,073	18,558	18,819	5,819	18,000
Carried Forward		18,000	17,774	18,073	18,558	18,819	5,819	9,027	9,027

Prestbury Holdings Plc
Forecast Workings
31 October 2002

Split Of Wages And Salaries	Gross Wages	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Directors' remuneration		0						13,083	13,083
									0
Staff		0	21,333	22,667	24,833	26,000	26,000	27,250	148,083
		0	21,333	22,667	24,833	26,000	26,000	40,333	161,167
Employers Nic	11.9%	0	2,539	2,697	2,955	3,094	3,094	4,800	19,179
									0
Directors Remuneration		0	0	0	0	0	0	14,523	14,523
Wages and Salaries		127,177	23,872	25,364	27,789	29,094	29,094	30,611	165,823

Prestbury Holdings Plc
Forecast Workings
31 October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Creditor Days	10	10	57	40	53	35	28	25	
Transferred from commisions accrual		0	205,590	127,907	80,909	143,687	130,766	189,808	878,667
Telephone			1,583	1,583	1,583	2,660	2,660	2,660	12,730
Postage and Stationery			655	655	655	655	655	655	3,930
Advertising and promotion			28,047	46,000	20,000	23,000	23,000	23,000	163,047
Repairs and Renewals			20	20	20	20	20	20	120
Valuations & references			4,472	4,024	5,563	6,235	7,043	8,012	35,349
Audit & Accountancy Charges			0	0	1,613	2,867	2,867	2,867	10,214
Legal & Professional Fees			1,400	1,400	1,400	1,400	1,400	1,400	8,400
Sundry Expenses			1,000	1,000	1,000	1,000	1,000	1,000	6,000
		0	242,767	182,589	112,743	181,524	169,410	229,421	1,118,456
Payments			176,162	129,647	135,437	270,746	177,297	227,011	1,116,300
Movement		0	66,605	52,942	-22,694	-89,221	-7,887	2,410	2,156
Brought Forward		0	164,024	230,629	283,571	260,877	171,656	163,770	164,024
Carried Forward		164,024	230,629	283,571	260,877	171,656	163,770	166,180	166,180

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Other Payments

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Hire Of Equipment		494	494	814	814	814	814	4,244
Recruitment costs		0	1,790	2,909	1,567	0	1,820	8,086
Insurance		2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges		250	250	250	250	250	250	1,500
Periodicals		407	407	407	407	407	407	2,440
Pension & Medical		167	167	167	167	167	1,108	1,942
Rent, Rates and Water		6,460	6,460	6,460	6,460	6,460	6,460	38,762
Vehicle Leasing		0	0	0	0	0	0	0
Consultancy charges		1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses		0	0	0	4,091	1,364	1,364	6,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	5,652	5,652	5,652	5,944	34,206
Removal costs								
Profit and Loss Account	0	25,825	18,569	20,008	22,755	18,462	21,815	127,433
Hire Of Equipment	0	494	494	814	814	814	814	4,244
Recruitment costs	0	0	1,790	2,909	1,567	0	1,820	8,086
Insurance	0	2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges	0	250	250	250	250	250	250	1,500
Periodicals	0	407	407	407	407	407	407	2,440
Pension & Medical	0	167	167	167	167	167	1,108	1,942
Rent, Rates and Water	0	6,460	6,460	6,460	6,460	6,460	6,460	38,762
Vehicle Leasing	0	0	0	0	0	0	0	0
Consultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses	0	0	0	0	4,091	1,364	1,364	6,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	5,652	5,652	5,652	5,944	34,206
Removal costs								
Bank Payments	0	25,825	18,569	20,008	22,755	18,462	21,815	127,433
Movement	0	0	0	0	0	0	0	0
Brought Forward	0	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Prepayment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Total Payments	0	25,825	18,569	20,008	22,755	18,462	21,815	127,433

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Accrued income

	Actual 6 months to Apr-02	May-02	Jun-02	5 Jul-02	10 Aug-02	15 Sep-02	20 Oct-02	Total
Sales accrued		223,609	201,199	278,129	311,772	352,144	400,590	1,767,442
Transfer to trade debtors		307,260	205,664	105,703	223,609	201,199	278,129	1,321,565
Movement		(83,651)	(4,465)	172,425	88,163	150,945	122,461	445,877
Brought forward		618,628	534,977	530,511	702,937	791,099	942,044	618,628
Carried forward	618,628	534,977	530,511	702,937	791,099	942,044	1,064,505	1,064,505

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Commission accrual

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions accrued		150,041	141,171	190,734	220,087	255,312	297,581	1,254,925
Transfer to trade creditors		205,590	127,907	80,909	143,687	130,766	189,808	878,667
Movement		-55,549	13,263	109,824	76,400	124,546	107,773	376,258
Brought forward		414,517	358,968	372,232	482,056	558,456	683,002	414,517
Carried forward	414,517	358,968	372,232	482,056	558,456	683,002	790,775	790,775

Prestbury Holdings Plc
Forecast Profit and Loss Account
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions receivable		429,658	461,632	496,804	535,493	578,051	624,865	676,360	733,005	795,314	863,855	939,249	1,022,182	8,156,469
Cost Of Sales		322,943	350,840	381,528	415,284	452,416	493,261	538,191	587,613	641,978	701,780	767,561	839,921	6,493,315
Gross Profit		106,715	110,792	115,276	120,209	125,635	131,604	138,170	145,392	153,336	162,075	171,688	182,262	1,663,154
		24.8%	24.0%	23.2%	22.4%	21.7%	21.1%	20.4%	19.8%	19.3%	18.8%	18.3%	17.8%	20.4%
Overhead Expenses		114,982	115,976	-18,240	120,174	122,387	124,685	128,158	130,655	130,399	133,134	136,008	139,033	1,377,350
		-8,267	-5,185	133,517	35	3,249	6,919	10,011	14,737	22,938	28,941	35,680	43,229	285,804
Interest Receivable	3%	0	0	0	0	0	0	0	0	0	0	66	167	233
Finance Costs		141	131	120	109	98	88	77	66	55	45	34	23	987
Profit Before Taxation		-8,408	-5,315	133,397	-74	3,150	6,831	9,934	14,671	22,882	28,896	35,712	43,373	285,050
Taxation	30.00%	0	0	40,019	0	945	2,049	2,980	4,401	6,865	8,669	10,714	13,012	89,654
Retained Profit		-8,408	-5,315	93,378	-74	2,205	4,782	6,954	10,270	16,018	20,227	24,999	30,361	195,396

Prestbury Holdings Plc
Forecast Cost Of Sales
31 October 2003

Inflation	0%	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions payable	0.00%	322,943	350,840	381,528	415,284	452,416	493,261	538,191	587,613	641,978	701,780	767,561	839,921	6,493,315
		322,943	350,840	381,528	415,284	452,416	493,261	538,191	587,613	641,978	701,780	767,561	839,921	6,493,315

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Inflation	3%													
Directors Remuneration		14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	174,270
Wages and Salaries		32,846	34,244	-100,637	37,042	38,441	39,839	41,238	42,637	44,036	45,434	46,833	48,232	350,186
Pension & Medical		1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water		6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	79,850
Insurance		2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Motor Expenses		6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	73,364
Postage and Stationery		675	675	675	675	675	675	675	675	675	675	675	675	8,096
Advertising and promotion		23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	284,280
Telephone		2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	32,878
Hire Of Equipment		838	838	838	838	838	838	838	838	838	838	838	838	10,061
Repairs and Renewals		21	21	21	21	21	21	21	21	21	21	21	21	247
Periodicals		419	419	419	419	419	419	419	419	419	419	419	419	5,027
Sundry Expenses		1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
Valuations & references		8,593	9,233	9,936	10,710	11,561	12,497	13,527	14,660	15,906	17,277	18,785	20,444	163,129
Audit & Accountancy Charges		4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
Legal & Professional Fees		1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
Database purchase		0	0	0	0	0	0	0	0	0	0	0	0	0
Recruitment costs		2,682	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	21,146
Consultancy charges		1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses		1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	16,853
Provision against group debts		0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Charges		258	258	258	258	258	258	258	258	258	258	258	258	3,090
Depreciation		1,992	1,952	1,913	1,875	1,838	1,801	1,765	1,730	1,696	1,662	1,629	1,597	21,451
Profit on sale of fixed assets		0	0	0	0	0	0	0	0	0	0	0	0	0
		114,982	115,976	-18,240	120,174	122,387	124,685	128,158	130,655	130,399	133,134	136,008	139,033	1,377,350

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Bank Interest	0.00%	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Loan Interest	7.00%	141	131	120	109	98	88	77	66	55	45	34	23	987
		141	131	120	109	98	88	77	66	55	45	34	23	987

Prestbury Holdings Plc
Cashflow Forecast
31 October 2003

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Trade Debtors/Bad Debts	308,463	355,453	400,590	419,021	472,269	493,495	538,802	574,742	628,174	676,360	729,696	798,624	6,395,688
Interest receivable	0	0	0	0	0	0	0	0	0	0	66	167	233
Directors loan													0
Share issue													
Total Collections	308,463	355,453	400,590	419,021	472,269	493,495	538,802	574,742	628,174	676,360	729,762	798,791	6,395,922
													0
Trade Creditors	259,686	275,791	315,290	343,965	376,773	406,488	439,173	475,125	512,807	556,306	603,150	655,781	5,220,336
Other Payments	23,231	22,227	22,227	22,227	22,227	22,227	23,308	23,308	23,308	23,308	23,308	23,308	274,215
Wages and Salaries	37,895	39,014	40,133	41,252	42,371	43,490	44,609	45,728	46,847	47,966	49,085	50,204	528,589
Paye	9,027	9,474	9,753	10,033	10,313	10,593	10,872	11,152	11,432	11,712	11,991	12,271	128,623
Purchase Of Fixed Assets	0	0	0	0	0	0	0	0	0	0	0	0	0
Directors loan	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Loan Repayments	1,984	1,974	1,963	1,952	1,941	1,931	1,920	1,909	1,898	1,888	1,877	1,866	23,103
Corporation Tax							48,693						48,693
													0
Total Payments	331,823	348,479	389,366	419,430	453,625	484,728	568,574	557,221	596,292	641,179	689,411	743,430	6,223,558
Movement	-23,360	6,973	11,223	-409	18,644	8,767	-29,772	17,521	31,882	35,181	40,351	55,361	172,364
Brought Forward	-50,159	-73,519	-66,546	-55,323	-55,731	-37,088	-28,321	-58,093	-40,572	-8,690	26,492	66,843	-50,159
Carried Forward	-73,519	-66,546	-55,323	-55,731	-37,088	-28,321	-58,093	-40,572	-8,690	26,492	66,843	122,204	122,204

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
Fixed Assets													
Tangible	102,372	100,380	98,427	96,514	94,639	92,801	90,999	89,234	87,504	85,808	84,146	82,517	80,920
Investments in own shares	0	0	0	0	0	0	0	0	0	0	0	0	0
	102,372	100,380	98,427	96,514	94,639	92,801	90,999	89,234	87,504	85,808	84,146	82,517	80,920
Current Assets													
Debtors and Prepayments	1,167,456	1,288,651	1,394,830	1,491,044	1,607,517	1,713,299	1,844,670	1,982,228	2,140,491	2,307,631	2,495,125	2,704,678	2,928,237
Cash At Bank	0	0	0	0	0	0	0	0	0	0	26,492	66,843	122,204
	1,167,456	1,288,651	1,394,830	1,491,044	1,607,517	1,713,299	1,844,670	1,982,228	2,140,491	2,307,631	2,521,617	2,771,521	3,050,441
Creditors:Due Within One Year													
Bank Overdraft	50,159	73,519	66,546	55,323	55,731	37,088	28,321	58,093	40,572	8,690	0	0	0
Creditors and Accruals	1,219,775	1,325,869	1,444,227	1,458,217	1,574,322	1,696,548	1,831,945	1,932,855	2,098,482	2,281,634	2,484,263	2,709,383	2,958,188
Bank Loan	24,237	22,394	20,551	18,708	16,865	15,022	13,179	11,336	9,493	7,650	5,807	3,964	2,121
		0	0	0	0	0	0	0	0	0	0	0	0
	1,294,171	1,421,782	1,531,324	1,532,247	1,646,919	1,748,658	1,873,445	2,002,284	2,148,547	2,297,973	2,490,070	2,713,347	2,960,309
Net Current Assets	-126,715	-133,131	-136,494	-41,203	-39,402	-35,359	-28,776	-20,056	-8,056	9,657	31,547	58,174	90,132
Total Assets Less Current Liabilities	-24,343	-32,751	-38,067	55,311	55,237	57,442	62,224	69,178	79,448	95,465	115,693	140,691	171,052
Creditors:Due After One Year													
Bank Loan	0	0	0	0	0	0	0	0	0	0	0	0	0
	-24,343	-32,751	-38,067	55,311	55,237	57,442	62,224	69,178	79,448	95,465	115,693	140,691	171,052
Capital And Reserves													
Share Capital	400	400	400	400	400	400	400	400	400	400	400	400	400
Share premium	0	0	0	0	0	0	0	0	0	0	0	0	0
Profit and Loss Account	-24,743	-33,151	-38,467	54,911	54,837	57,042	61,824	68,778	79,048	95,065	115,293	140,291	170,652
	-24,343	-32,751	-38,067	55,311	55,237	57,442	62,224	69,178	79,448	95,465	115,693	140,691	171,052
	-0	-0	-0	-0	-0	-0	-0	-0	0	-0	0	0	0

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
Debtors and Prepayments													
Trade Debtors	99,276	102,585	99,276	99,276	109,913	99,276	102,585	99,276	102,585	99,276	99,276	102,585	99,276
Prepayments	1,064,505	1,182,391	1,291,879	1,388,094	1,493,929	1,610,348	1,738,410	1,879,277	2,034,231	2,204,680	2,392,174	2,598,418	2,825,286
DLA	0	0	0	0	0	0	0	0	0	0	0	0	0
Other debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	1,167,456	1,288,651	1,394,830	1,491,044	1,607,517	1,713,299	1,844,670	1,982,228	2,140,491	2,307,631	2,495,125	2,704,678	2,928,237
Creditors and Accruals													
Trade Creditors	166,180	173,884	198,852	224,645	247,909	267,127	288,266	311,518	337,094	364,223	394,164	428,203	465,644
Paye	9,027	9,474	9,753	10,033	10,313	10,593	10,872	11,152	11,432	11,712	11,991	12,271	12,551
Potential Paye	136,280	136,280	136,280										
Corporation Tax	49,492	49,492	49,492	89,511	89,511	90,456	92,506	46,793	51,195	58,059	66,728	77,442	90,454
Accrued Income	844,296	942,239	1,035,349	1,119,528	1,212,089	1,313,872	1,425,801	1,548,892	1,684,261	1,833,140	1,996,879	2,176,967	2,375,040
Deferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	1,219,775	1,325,869	1,444,227	1,458,217	1,574,322	1,696,548	1,831,945	1,932,855	2,098,482	2,281,634	2,484,263	2,709,383	2,958,188

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Commissions receivable

0%

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
	4	5	4	4	4	5	4	4	5	4	5	4	
Solution NW online	143,885	158,274	174,101	191,511	210,662	231,729	254,902	280,392	308,431	339,274	373,201	410,521	3,076,884
Solution NW postal	111,911	123,102	135,412	148,953	163,849	180,233	198,257	218,082	239,891	263,880	290,268	319,294	2,393,132
Solution NW partial online	63,949	70,344	77,378	85,116	93,628	102,991	113,290	124,619	137,080	150,788	165,867	182,454	1,367,504
Moneybrain advertising	0	0	0	0	0	0	0	0	0	0	0	0	0
Moneybrain White Label	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
Moneybrain Brokers	69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	838,950
	0	0	0	0	0	0	0	0	0	0	0	0	0
	0	0	0	0	0	0	0	0	0	0	0	0	
Sales	429,658	461,632	496,804	535,493	578,051	624,865	676,360	733,005	795,314	863,855	939,249	1,022,182	8,156,469

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Debtors and Prepayments

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Debtor Days	28	28	28	28	28	28	28	28	28	28	28	28	28	
Disallowed Debts	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
Transferred from accrued income		311,772	352,144	400,590	429,658	461,632	496,804	535,493	578,051	624,865	676,360	733,005	795,314	6,395,688
Sales Receipts		308,463	355,453	400,590	419,021	472,269	493,495	538,802	574,742	628,174	676,360	729,696	798,624	6,395,688
Movement		3,309	-3,309	0	10,637	-10,637	3,309	-3,309	3,309	-3,309	0	3,309	-3,309	0
Brought Forward		99,276	102,585	99,276	99,276	109,913	99,276	102,585	99,276	102,585	99,276	99,276	102,585	99,276
Carried Forward		102,585	99,276	99,276	109,913	99,276	102,585	99,276	102,585	99,276	99,276	102,585	99,276	99,276

Prestbury Holdings Plc
Forecast Workings
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Wages		47,368	48,767	50,166	51,564	52,963	54,362	55,761	57,159	58,558	59,957	61,356	62,754	660,736
Bank Payments	80.00%	37,895	39,014	40,133	41,252	42,371	43,490	44,609	45,728	46,847	47,966	49,085	50,204	528,589
Paye		9,027	9,474	9,753	10,033	10,313	10,593	10,872	11,152	11,432	11,712	11,991	12,271	128,623
Movement		447	280	280	280	280	280	280	280	280	280	280	280	3,524
Brought Forward		9,027	9,474	9,753	10,033	10,313	10,593	10,872	11,152	11,432	11,712	11,991	12,271	9,027
Carried Forward		9,474	9,753	10,033	10,313	10,593	10,872	11,152	11,432	11,712	11,991	12,271	12,551	12,551

Prestbury Holdings Plc
Forecast Workings
31 October 2003

Split Of Wages And Salaries	Gross Wages	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Directors' remuneration	157,000	13,083	13,083	13,083	13,083	13,083	13,083	13,083	13,083	13,083	13,083	13,083	13,083	157,000
Staff	0	29,248	30,498	31,748	32,998	34,248	35,498	36,748	37,998	39,248	40,498	41,748	42,998	433,470
		42,331	43,581	44,831	46,081	47,331	48,581	49,831	51,081	52,331	53,581	54,831	56,081	590,470
Employers Nic	11.90%	5,037	5,186	5,335	5,484	5,632	5,781	5,930	6,079	6,227	6,376	6,525	6,674	70,266
														0
Directors Remuneration		14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	14,523	174,270
Wages and Salaries		32,846	34,244	35,643	37,042	38,441	39,839	41,238	42,637	44,036	45,434	46,833	48,232	486,466

Prestbury Holdings Plc
Forecast Workings
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Creditor Days	21	21	21	21	21	21	21	21	21	21	21	21	21	
Transferred from commisions accrual		225,000	257,730	297,349	322,723	350,633	381,332	415,100	452,244	493,100	538,040	587,473	641,848	4,962,572
Telephone		2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	32,878
Postage and Stationery		675	675	675	675	675	675	675	675	675	675	675	675	8,096
Advertising and promotion		23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	23,690	284,280
Repairs and Renewals		21	21	21	21	21	21	21	21	21	21	21	21	247
Valuations & references		8,593	9,233	9,936	10,710	11,561	12,497	13,527	14,660	15,906	17,277	18,785	20,444	163,129
Audit & Accountancy Charges		4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
Legal & Professional Fees		1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
Sundry expenses		1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
		267,390	300,760	341,083	367,230	395,991	427,627	462,425	500,701	539,936	586,248	637,188	693,222	5,519,800
Payments		259,686	275,791	315,290	343,965	376,773	406,488	439,173	475,125	512,807	556,306	603,150	655,781	5,220,336
Movement		7,704	24,968	25,792	23,265	19,218	21,139	23,252	25,576	27,129	29,941	34,038	37,441	299,464
Brought Forward		166,180	173,884	198,852	224,645	247,909	267,127	288,266	311,518	337,094	364,223	394,164	428,203	166,180
Carried Forward		173,884	198,852	224,645	247,909	267,127	288,266	311,518	337,094	364,223	394,164	428,203	465,644	465,644

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Other Payments

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Hire Of Equipment	838	838	838	838	838	838	838	838	838	838	838	838	10,061
Recruitment costs	2,682	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	21,146
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	79,850
Vehicle Leasing	0	- 0	0	0	0	0	0	0	0	0	0	0	0
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	16,853
Database purchase													
Motor expenses	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	73,364
Removal costs													
Profit and Loss Account	23,231	22,227	22,227	22,227	22,227	22,227	23,308	23,308	23,308	23,308	23,308	23,308	274,215
Hire Of Equipment	838	838	838	838	838	838	838	838	838	838	838	838	10,061
Recruitment costs	2,682	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	1,679	21,146
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	6,654	79,850
Vehicle Leasing	0	0	0	0	0	0	0	0	0	0	0	0	0
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	16,853
Database purchase													
Motor Expenses	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	6,114	73,364
Removal costs													
Bank Payments	23,231	22,227	22,227	22,227	22,227	22,227	23,308	23,308	23,308	23,308	23,308	23,308	274,215
Movement	0	0	0	0	0	0	0	0	0	0	0	0	0
Brought Forward	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Prepayment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Total Payments	23,231	22,227	22,227	22,227	22,227	22,227	23,308	23,308	23,308	23,308	23,308	23,308	274,215

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Accrued income

	20	20	20	20	20	20	20	20	20	20	20	20	
	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Sales accrued	429,658	461,632	496,804	535,493	578,051	624,865	676,360	733,005	795,314	863,855	939,249	1,022,182	8,156,469
Transfer to trade debtors	311,772	352,144	400,590	429,658	461,632	496,804	535,493	578,051	624,865	676,360	733,005	795,314	6,395,688
Movement	117,886	109,488	96,214	105,836	116,419	128,061	140,867	154,954	170,449	187,494	206,244	226,868	1,760,781
Brought forward	1,064,505	1,182,391	1,291,879	1,388,094	1,493,929	1,610,348	1,738,410	1,879,277	2,034,231	2,204,680	2,392,174	2,598,418	1,064,505
Carried forward	1,182,391	1,291,879	1,388,094	1,493,929	1,610,348	1,738,410	1,879,277	2,034,231	2,204,680	2,392,174	2,598,418	2,825,286	2,825,286

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Commission accrual

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions accrued	322,943	350,840	381,528	415,284	452,416	493,261	538,191	587,613	641,978	701,780	767,561	839,921	6,493,315
Transfer to trade creditors	225,000	257,730	297,349	322,723	350,633	381,332	415,100	452,244	493,100	538,040	587,473	641,848	4,962,572
Movement	97,943	93,110	84,178	92,561	101,783	111,929	123,091	135,370	148,878	163,739	180,088	198,073	1,530,744
Brought forward	790,775	888,718	981,828	1,066,007	1,158,568	1,260,351	1,372,280	1,495,371	1,630,740	1,779,619	1,943,358	2,123,446	790,775
Carried forward	888,718	981,828	1,066,007	1,158,568	1,260,351	1,372,280	1,495,371	1,630,740	1,779,619	1,943,358	2,123,446	2,321,519	2,321,519

APPENDIX B-4

FINANCIAL PROJECTIONS FOR THE EIGHTEEN MONTHS ENDING 31 OCTOBER 2003

SENSITIVITY 4

Prestbury Holdings Plc
Forecast Profit and Loss Account
For The Two Years Ended

	2002	2003
Commissions receivable	2,670,044	3,200,750
Cost Of Sales	1,597,428	1,750,651
Gross Profit	1,072,616	1,450,100
	40%	45%
Overhead Expenses	1,035,904	1,688,804
Interest Receivable	1,460	4,865
Finance Costs	3,026	987
Profit Before Taxation	35,146	-234,827
Taxation	14,132	0
Retained Profit	21,014	-234,827

Prestbury Holdings Plc
Forecast Cost Of Sales

	2002	2003
Commissions payable	1,597,428	1,750,651
	1,597,428	1,750,651

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2002

	2002	2003
Directors Remuneration	18,223	278,795
Wages and Salaries	313,918	323,260
Pension & Medical	2,942	13,360
Rent, Rates and Water	75,427	92,210
Insurance	21,454	36,014
Motor Expenses	85,932	78,617
Postage and Stationery	10,955	8,096
Advertising and promotion	269,552	593,280
Telephone	37,712	32,878
Hire Of Equipment	6,991	10,061
Repairs and Renewals	1,175	247
Periodicals	7,633	5,027
Sundry Expenses	12,616	12,360
Valuations & references	55,719	64,015
Audit & Accountancy Charges	25,969	38,934
Legal & Professional Fees	9,146	17,304
Database purchase	9,047	0
Recruitment costs	16,403	8,130
Consultancy charges	7,500	15,450
Computer expenses	15,818	16,853
Provision against group debts	717	0
Bank Charges	1,888	3,090
Depreciation	28,168	40,824
Profit on sale of fixed assets	999	0
Removal costs	0	0
	1,035,904	1,688,804

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2002

	2002	2003
Bank Interest	0	0
Bank Loan Interest	3,026	987
	3,026	987

Prestbury Holdings Plc
Cashflow Forecast
31 October 2002

	2002	2003
Trade Debtors/Bad Debts	1,250,248	3,200,750
Interest receivable	1,460	4,865
Directors loan	150,851	0
Share issue	1,000,000	0
Total Collections	2,402,559	3,205,615
Trade Creditors	1,254,698	2,511,381
Other Payments	147,810	278,812
Wages and Salaries	163,971	590,668
Paye	47,840	146,312
Purchase Of Fixed Assets	75,000	75,000
Bank Loan Repayments	12,132	23,103
Corporation Tax	0	56,882
Cost of share issue	250,000	
Directors Loan	10,221	0
	0	0
Total Payments	1,961,671	3,682,157
Movement	440,888	-476,542
Brought Forward	-43,660	397,228
Carried Forward	397,228	-79,315

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2002

	2002	2003
Fixed Assets	0	0
Tangible	177,372	211,548
Investments in own shares	0	0
	177,372	211,548
Current Assets	0	0
Debtors and Prepayments	939,267	939,267
Cash At Bank	397,228	0
	1,336,495	939,267
Creditors:Due Within One Year	0	0
Bank Overdraft	0	79,315
Creditors and Accruals	764,973	579,549
Bank Loan	24,237	2,121
	789,210	660,985
Net Current Assets	547,285	278,283
Total Assets Less Current Liabilities	724,657	489,830
Creditors:Due After One Year	0	0
Bank Loan	0	0
	724,657	489,830
Capital And Reserves	0	0
Share Capital	750,400	750,400
Share premium	0	0
Profit and Loss Account	-25,743	-260,570
	724,657	489,830
	0	0

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2002

	2002	2003
Debtors and Prepayments		
Trade Debtors	135,405	135,405
Prepayments	800,188	800,188
Other debtors	3,675	3,675
	939,267	939,267
Creditors and Accruals		
Trade Creditors	62,918	69,301
Paye	11,153	12,508
Corporation Tax	48,939	-7,943
Accruals and other creditors	491,184	491,184
	764,973	579,549

Prestbury Holdings Plc
Forecast Profit and Loss Account
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions receivable		1,178,319	223,609	201,199	266,729	266,729	266,729	266,729	2,670,044
Cost Of Sales		722,666	150,041	141,171	145,888	145,888	145,888	145,888	1,597,428
Gross Profit		455,653	73,568	60,028	120,842	120,842	120,842	120,842	1,072,616
		38.7%	32.9%	29.8%	45.3%	45.3%	45.3%	45.3%	40.2%
Overhead Expenses		368,321	89,123	100,818	88,141	120,279	112,586	156,635	1,035,904
		87,332	-15,555	-40,790	32,700	563	8,256	-35,793	36,712
Interest Receivable			0	0	84	0	0	1,376	1,460
Finance Costs	3%	1,952	206	195	184	174	163	152	3,026
Profit Before Taxation		85,380	-15,761	-40,985	32,600	389	8,093	-34,569	35,146
Taxation	30.00%	29,202	-4,728	-12,296	9,780	117	2,428	-10,371	14,132
Retained Profit		56,178	-11,033	-28,690	22,820	272	5,665	-24,199	21,014

Prestbury Holdings Plc
Forecast Cost Of Sales
31 October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions payable	722,666	150,041	141,171	145,888	145,888	145,888	145,888	1,597,428
	722,666	150,041	141,171	145,888	145,888	145,888	145,888	1,597,428

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2002

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Directors Remuneration	0	0	0	0	0	0	18,223	18,223
Wages and Salaries	127,177	23,872	25,364	30,586	34,689	34,689	37,541	313,918
Pension & Medical	1,000	167	167	167	167	167	1,108	2,942
Rent, Rates and Water	35,665	6,460	6,460	6,460	6,460	6,460	7,460	75,427
Insurance	8,566	2,098	2,098	2,098	2,098	2,098	2,398	21,454
Motor Expenses	50,026	5,652	5,652	6,077	6,077	6,077	6,369	85,932
Postage and Stationery	7,025	655	655	655	655	655	655	10,955
Advertising and promotion	41,505	28,047	46,000	20,000	43,000	43,000	48,000	269,552
Telephone	23,182	1,583	1,583	1,583	2,660	2,660	4,460	37,712
Hire Of Equipment	2,387	494	494	814	814	814	1,174	6,991
Repairs and Renewals	155	20	20	20	20	20	920	1,175
Periodicals	5,193	407	407	407	407	407	407	7,633
Sundry Expenses	6,616	1,000	1,000	1,000	1,000	1,000	1,000	12,616
Valuations & references	25,885	4,472	4,024	5,335	5,335	5,335	5,335	55,719
Audit & Accountancy Charges	15,755	0	0	1,613	2,867	2,867	2,867	25,969
Legal & Professional Fees	746	1,400	1,400	1,400	1,400	1,400	1,400	9,146
Database purchase	0	9,047	0	0	0	0	0	9,047
Recruitment costs	0	0	1,790	6,266	4,924	0	3,422	16,403
Consultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses	0	0	0	0	4,091	1,364	10,364	15,818
Provision against group debts	717	0	0	0	0	0	0	717
Bank Charges	388	250	250	250	250	250	250	1,888
Depreciation	15,334	2,248	2,203	2,159	2,116	2,074	2,033	28,168
Profit on sale of fixed assets	999	0	0	0	0	0	0	999
	368,321	89,123	100,818	88,141	120,279	112,586	156,635	1,035,904

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Bank Interest	0.00%		0	0	0	0	0	0	0
Bank Loan Interest	7.00%	1,952	206	195	184	174	163	152	3,026
		1,952	206	195	184	174	163	152	3,026

Prestbury Holdings Plc
Cashflow Forecast
31 October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Trade Debtors/Bad Debts	0	262,746	211,797	84,168	223,609	196,686	271,243	1,250,248
Interest receivable	0	0	0	84	0	0	1,376	1,460
Directors loan					150,851			150,851
Share issue						1,000,000		1,000,000
Total Collections	0	262,746	211,797	84,252	374,460	1,196,686	272,619	2,402,559
								0
Trade Creditors	0	174,647	118,327	128,348	291,733	278,630	263,013	1,254,698
Other Payments	0	25,825	18,569	23,790	26,537	18,887	34,202	147,810
Wages and Salaries	0	19,098	20,291	24,469	27,751	27,751	44,611	163,971
Paye	0	5,000	4,774	5,073	6,117	19,938	6,938	47,840
Purchase Of Fixed Assets	0	0	0	0	0	0	75,000	75,000
Directors loan		3,407	3,407	3,407		0	0	10,221
Bank Loan Repayments		2,049	2,038	2,027	2,017	2,006	1,995	12,132
Corporation Tax	0	0	0		0	0	0	0
Costs of share issue						250,000		250,000
								0
Total Payments	0	230,025	167,406	187,113	354,155	597,212	425,759	1,961,671
Movement	0	32,721	44,391	-102,861	20,305	599,474	-153,141	440,888
Brought Forward	0	-43,660	-10,939	33,452	-69,410	-49,105	550,369	-43,660
Carried Forward	-43,660	-10,939	33,452	-69,410	-49,105	550,369	397,228	397,228

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
Fixed Assets								
Tangible		115,206	112,958	110,754	108,595	106,478	104,404	177,372
Investments in own shares								
		115,206	112,958	110,754	108,595	106,478	104,404	177,372
Current Assets								
Debtors and Prepayments		840,088	802,691	795,500	981,468	873,737	943,781	939,267
Cash At Bank		0	0	33,452	0	0	550,369	397,228
		840,088	802,691	828,952	981,468	873,737	1,494,149	1,336,495
Creditors:Due Within One Year								
Bank Overdraft		43,660	10,939	0	69,410	49,105	0	0
Creditors and Accruals		866,518	872,469	937,998	997,969	909,997	823,618	764,973
Bank Loan		35,295	33,452	31,609	29,766	27,923	26,080	24,237
		0	0	0	0	0	0	0
		945,473	916,861	969,607	1,097,144	987,025	849,698	789,210
Net Current Assets		-105,385	-114,169	-140,655	-115,676	-113,288	644,451	547,285
Total Assets Less Current Liabilities		9,821	-1,212	-29,901	-7,082	-6,809	748,856	724,657
Creditors:Due After One Year								
Bank Loan			0	0	0	0	0	0
		9,821	-1,212	-29,901	-7,082	-6,809	748,856	724,657
Capital And Reserves								
Share Capital	Note 1	400	400	400	400	400	750,400	750,400
Share premium	Note 1		0	0	0	0	0	
Profit and Loss Account		9,421	-1,612	-30,301	-7,482	-7,209	-1,544	-25,743
		9,821	-1,212	-29,901	-7,082	-6,809	748,856	724,657
		0	0	0	0	0	0	0

Note 1 Subject to split between nominal value and share premium

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2002

	Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02
Debtors and Prepayments							
Trade Debtors	75,488	74,821	58,986	135,405	135,405	139,918	135,405
Prepayments	620,295	580,158	585,396	691,537	734,657	800,188	800,188
DLA	140,630	144,037	147,444	150,851	0	0	0
Other debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	840,088	802,691	795,500	981,468	873,737	943,781	939,267
Creditors and Accruals							
Trade Creditors	164,024	201,829	257,898	339,549	227,055	115,407	62,918
Paye	18,000	17,774	18,073	19,117	19,938	6,938	11,153
Potential Paye	136,280	136,280	136,280	136,280	136,280	136,280	136,280
Corporation Tax	64,009	59,281	46,985	56,765	56,882	59,310	48,939
Accruals and other creditors	469,705	442,806	464,262	431,757	455,342	491,184	491,184
Deferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	866,518	872,469	937,998	997,969	909,997	823,618	764,973

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Commissions receivable

								Total
Solution NW online		63,347	62,100	52,568	52,568	52,568	52,568	335,717
Solution NW postal		49,270	48,300	40,886	40,886	40,886	40,886	261,113
Solution NW partial online		28,154	27,600	23,363	23,363	23,363	23,363	149,207
Moneybrain advertising		14,792	11,285	40,000	40,000	40,000	40,000	186,077
Moneybrain White Label		19,796	15,103	40,000	40,000	40,000	40,000	194,899
Moneybrain Brokers		48,250	36,811	69,913	69,913	69,913	69,913	364,711
								0
								0
	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Sales	1,178,319	223,609	201,199	266,729	266,729	266,729	266,729	2,670,044

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Debtors and Prepayments

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Debtor Days	28	28	28	28	28	28	28	28	
Non Factored Debts	100%								
Transferred from accrued income			262,079	195,961	160,588	223,609	201,199	266,729	1,310,165
Sales Receipts			262,746	211,797	84,168	223,609	196,686	271,243	1,250,248
Movement			-667	-15,836	76,419	-0	4,513	-4,513	59,917
Brought Forward		0	75,488	74,821	58,986	135,405	135,405	139,918	75,488
Carried Forward		75,488	74,821	58,986	135,405	135,405	139,918	135,405	135,405

Prestbury Holdings Plc
Forecast Workings
31 October 2002

		Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Wages			23,872	25,364	30,586	34,689	34,689	55,764	204,964
Bank Payments	80.00%	0	19,098	20,291	24,469	27,751	27,751	44,611	163,971
Paye		0	5,000	4,774	5,073	6,117	19,938	6,938	47,840
Movement		0	-226	298	1,044	821	-13,000	4,215	-6,847
Brought Forward		0	18,000	17,774	18,073	19,117	19,938	6,938	18,000
Carried Forward		18,000	17,774	18,073	19,117	19,938	6,938	11,153	11,153

Prestbury Holdings Plc
Forecast Workings
31 October 2002

Split Of Wages And Salaries	Gross Wages	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Directors' remuneration		0						16,417	16,417
									0
Staff		0	21,333	22,667	27,333	31,000	31,000	33,417	166,750
		0	21,333	22,667	27,333	31,000	31,000	49,833	183,167
Employers Nic	11.9%	0	2,539	2,697	3,253	3,689	3,689	5,930	21,797
									0
Directors Remuneration		0	0	0	0	0	0	18,223	18,223
Wages and Salaries		127,177	23,872	25,364	30,586	34,689	34,689	37,541	186,741

Prestbury Holdings Plc
Forecast Workings
31 October 2002

		Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Creditor Days	10	10	57	40	53	35	20	10	
Transferred from commisions accrual		0	175,274	119,714	178,392	122,303	110,046	145,888	851,616
Telephone			1,583	1,583	1,583	2,660	2,660	4,460	14,530
Postage and Stationery			655	655	655	655	655	655	3,930
Advertising and promotion			28,047	46,000	20,000	43,000	43,000	48,000	228,047
Repairs and Renewals			20	20	20	20	20	920	1,020
Valuations & references			4,472	4,024	5,335	5,335	5,335	5,335	29,834
Audit & Accountancy Charges			0	0	1,613	2,867	2,867	2,867	10,214
Legal & Professional Fees			1,400	1,400	1,400	1,400	1,400	1,400	8,400
Sundry Expenses			1,000	1,000	1,000	1,000	1,000	1,000	6,000
		0	212,451	174,397	209,998	179,239	166,982	210,524	1,153,591
Payments			174,647	118,327	128,348	291,733	278,630	263,013	1,254,698
Movement		0	37,805	56,070	81,650	-112,494	-111,648	-52,489	-101,106
Brought Forward		0	164,024	201,829	257,898	339,549	227,055	115,407	164,024
Carried Forward		164,024	201,829	257,898	339,549	227,055	115,407	62,918	62,918

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Other Payments

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Hire Of Equipment		494	494	814	814	814	1,174	4,604
Recruitment costs		0	1,790	6,266	4,924	0	3,422	16,403
Insurance		2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges		250	250	250	250	250	250	1,500
Periodicals		407	407	407	407	407	407	2,440
Pension & Medical		167	167	167	167	167	1,108	1,942
Rent, Rates and Water		6,460	6,460	6,460	6,460	6,460	7,460	39,762
Vehicle Leasing		0	0	0	0	0	0	0
Consultancy charges		1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses		0	0	0	4,091	1,364	10,364	15,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	6,077	6,077	6,077	6,369	35,906
Removal costs								
Profit and Loss Account	0	25,825	18,569	23,790	26,537	18,887	34,202	147,810
Hire Of Equipment	0	494	494	814	814	814	1,174	4,604
Recruitment costs	0	0	1,790	6,266	4,924	0	3,422	16,403
Insurance	0	2,098	2,098	2,098	2,098	2,098	2,398	12,888
Bank Charges	0	250	250	250	250	250	250	1,500
Periodicals	0	407	407	407	407	407	407	2,440
Pension & Medical	0	167	167	167	167	167	1,108	1,942
Rent, Rates and Water	0	6,460	6,460	6,460	6,460	6,460	7,460	39,762
Vehicle Leasing	0	0	0	0	0	0	0	0
Consultancy charges	0	1,250	1,250	1,250	1,250	1,250	1,250	7,500
Computer expenses	0	0	0	0	4,091	1,364	10,364	15,818
Database purchase		9,047	0	0	0	0	0	9,047
Motor Expenses		5,652	5,652	6,077	6,077	6,077	6,369	35,906
Removal costs								
Bank Payments	0	25,825	18,569	23,790	26,537	18,887	34,202	147,810
Movement	0	0	0	0	0	0	0	0
Brought Forward	0	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Prepayment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Total Payments	0	25,825	18,569	23,790	26,537	18,887	34,202	147,810

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Accrued income

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
				5	10	15	20	
Sales accrued		223,609	201,199	266,729	266,729	266,729	266,729	1,491,725
Transfer to trade debtors		262,079	195,961	160,588	223,609	201,199	266,729	1,310,165
Movement		(38,470)	5,238	106,142	43,120	65,530	0	181,560
Brought forward		618,628	580,158	585,396	691,537	734,657	800,188	618,628
Carried forward	618,628	580,158	585,396	691,537	734,657	800,188	800,188	800,188

Prestbury Holdings Plc
Forecast Workings
31 October 2002
Commission accrual

	Actual 6 months to Apr-02	May-02	Jun-02	Jul-02	Aug-02	Sep-02	Oct-02	Total
Commissions accrued		150,041	141,171	145,888	145,888	145,888	145,888	874,762
Transfer to trade creditors		175,274	119,714	178,392	122,303	110,046	145,888	851,616
Movement		-25,232	21,456	-32,504	23,585	35,842	0	23,146
Brought forward		414,517	389,285	410,741	378,236	401,821	437,663	414,517
Carried forward	414,517	389,285	410,741	378,236	401,821	437,663	437,663	437,663

Prestbury Holdings Plc
Forecast Profit and Loss Account
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions receivable		266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	3,200,750
Cost Of Sales		145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	1,750,651
Gross Profit		120,842	120,842	120,842	120,842	120,842	120,842	120,842	120,842	120,842	120,842	120,842	120,842	1,450,100
		45.3%	45.3%	45.3%	45.3%	45.3%	45.3%	45.3%	45.3%	45.3%	45.3%	45.3%	45.3%	45.3%
Overhead Expenses		147,161	146,253	24,195	153,140	153,080	153,021	154,043	153,986	151,063	151,008	150,954	150,900	1,688,804
		-26,319	-25,412	96,647	-32,299	-32,238	-32,179	-33,201	-33,144	-30,221	-30,166	-30,112	-30,059	-238,704
Interest Receivable	3%	993	939	704	615	504	465	378	169	79	18	0	0	4,865
Finance Costs		141	131	120	109	98	88	77	66	55	45	34	23	987
Profit Before Taxation		-25,467	-24,603	97,231	-31,793	-31,833	-31,802	-32,900	-33,041	-30,197	-30,193	-30,146	-30,082	-234,827
Taxation	30.00%	0	0	0	0	0	0	0	0	0	0	0	0	0
Retained Profit		-25,467	-24,603	97,231	-31,793	-31,833	-31,802	-32,900	-33,041	-30,197	-30,193	-30,146	-30,082	-234,827

Prestbury Holdings Plc
Forecast Cost Of Sales
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Inflation	0%													
Commissions payable	0.00%	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	1,750,651
		145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	1,750,651

Prestbury Holdings Plc
Forecast Overhead Expenses
31 October 2003

Inflation 3%

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Directors Remuneration	18,223	18,223	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	278,795
Wages and Salaries	38,254	38,254	-97,977	38,303	38,303	38,303	38,303	38,303	38,303	38,303	38,303	38,303	323,260
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Motor Expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
Postage and Stationery	675	675	675	675	675	675	675	675	675	675	675	675	8,096
Advertising and promotion	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	49,440	593,280
Telephone	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	32,878
Hire Of Equipment	838	838	838	838	838	838	838	838	838	838	838	838	10,061
Repairs and Renewals	21	21	21	21	21	21	21	21	21	21	21	21	247
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Sundry Expenses	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
Valuations & references	5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	64,015
Audit & Accountancy Charges	4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
Legal & Professional Fees	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
Database purchase	0	0	0	0	0	0	0	0	0	0	0	0	0
Recruitment costs	856	0	7,274	0	0	0	0	0	0	0	0	0	8,130
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	16,853
Provision against group debts	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Depreciation	2,930	2,878	3,765	3,704	3,644	3,584	3,526	3,469	3,413	3,358	3,303	3,250	40,824
Profit on sale of fixed assets	0	0	0	0	0	0	0	0	0	0	0	0	0
	147,161	146,253	24,195	153,140	153,080	153,021	154,043	153,986	151,063	151,008	150,954	150,900	1,688,804

Prestbury Holdings Plc
Forecast Finance Costs
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Bank Interest	0.00%	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Loan Interest	7.00%	141	131	120	109	98	88	77	66	55	45	34	23	987
		141	131	120	109	98	88	77	66	55	45	34	23	987

Prestbury Holdings Plc
Cashflow Forecast
31 October 2003

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Trade Debtors/Bad Debts	262,216	271,243	266,729	252,222	281,237	262,216	271,243	262,216	271,243	266,729	262,216	271,243	3,200,750
Interest receivable	993	939	704	615	504	465	378	169	79	18	0	0	4,865
Directors loan													
Share issue													0
Total Collections	263,209	272,182	267,434	252,836	281,740	262,680	271,621	262,385	271,322	266,747	262,216	271,243	3,205,615
													0
Trade Creditors	203,471	210,728	210,769	210,769	210,769	210,769	210,769	210,769	208,380	208,380	207,903	207,903	2,511,381
Other Payments	22,873	22,017	29,290	22,017	22,017	22,017	23,097	23,097	23,097	23,097	23,097	23,097	278,812
Wages and Salaries	45,181	45,181	50,030	50,030	50,030	50,030	50,030	50,030	50,030	50,030	50,030	50,030	590,668
Paye	11,153	11,295	11,295	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	146,312
Purchase Of Fixed Assets	0	75,000	0	0	0	0	0	0	0	0	0	0	75,000
Directors loan	0	0	0	0	0	0	0	0	0	0	0	0	0
Bank Loan Repayments	1,984	1,974	1,963	1,952	1,941	1,931	1,920	1,909	1,898	1,888	1,877	1,866	23,103
Corporation Tax							56,882						56,882
													0
Total Payments	284,663	366,195	303,348	297,276	297,265	297,255	355,206	298,314	295,914	295,903	295,415	295,404	3,682,157
Movement	-21,454	-94,013	-35,915	-44,440	-15,525	-34,574	-83,585	-35,929	-24,592	-29,156	-33,199	-24,161	-476,542
Brought Forward	397,228	375,774	281,760	245,846	201,406	185,881	151,307	67,722	31,793	7,201	-21,955	-55,153	397,228
Carried Forward	375,774	281,760	245,846	201,406	185,881	151,307	67,722	31,793	7,201	-21,955	-55,153	-79,315	-79,315

Prestbury Holdings Plc
Forecast Monthly Balance Sheets
31 October 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
Fixed Assets													
Tangible	177,372	174,442	246,564	242,799	239,095	235,451	231,867	228,341	224,872	221,459	218,101	214,798	211,548
Investments in own shares	0	0	0	0	0	0	0	0	0	0	0	0	0
	177,372	174,442	246,564	242,799	239,095	235,451	231,867	228,341	224,872	221,459	218,101	214,798	211,548
Current Assets													
Debtors and Prepayments	939,267	943,781	939,267	939,267	953,775	939,267	943,781	939,267	943,781	939,267	939,267	943,781	939,267
Cash At Bank	397,228	375,774	281,760	245,846	201,406	185,881	151,307	67,722	31,793	7,201	0	0	0
	1,336,495	1,319,555	1,221,028	1,185,113	1,155,181	1,125,148	1,095,088	1,006,989	975,574	946,469	939,267	943,781	939,267
Creditors:Due Within One Year													
Bank Overdraft	0	0	0	0	0	0	0	0	0	0	21,955	55,153	79,315
Creditors and Accruals	764,973	772,413	772,454	637,386	637,386	637,386	637,386	580,505	580,505	580,027	579,549	579,549	579,549
Bank Loan	24,237	22,394	20,551	18,708	16,865	15,022	13,179	11,336	9,493	7,650	5,807	3,964	2,121
		0	0	0	0	0	0	0	0	0	0	0	0
	789,210	794,807	793,005	656,094	654,251	652,408	650,565	591,841	589,998	587,677	607,311	638,667	660,985
Net Current Assets	547,285	524,747	428,023	529,019	500,930	472,740	444,522	415,148	385,576	358,792	331,957	305,114	278,283
Total Assets Less Current Liabilities	724,657	699,189	674,587	771,818	740,025	708,191	676,389	643,489	610,448	580,251	550,058	519,912	489,830
Creditors:Due After One Year													
Bank Loan	0	0	0	0	0	0	0	0	0	0	0	0	0
	724,657	699,189	674,587	771,818	740,025	708,191	676,389	643,489	610,448	580,251	550,058	519,912	489,830
Capital And Reserves													
Share Capital	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400	750,400
Share premium	0	0	0	0	0	0	0	0	0	0	0	0	0
Profit and Loss Account	-25,743	-51,211	-75,813	21,418	-10,375	-42,209	-74,011	-106,911	-139,952	-170,149	-200,342	-230,488	-260,570
	724,657	699,189	674,587	771,818	740,025	708,191	676,389	643,489	610,448	580,251	550,058	519,912	489,830
	0	0	0	0	0	0	0	0	0	0	0	0	0

Prestbury Holdings Plc
Forecast Monthly Balance Sheet Notes
31 October 2003

	Opening	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03
Debtors and Prepayments													
Trade Debtors	135,405	139,918	135,405	135,405	149,913	135,405	139,918	135,405	139,918	135,405	135,405	139,918	135,405
Prepayments	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188
DLA	0	0	0	0	0	0	0	0	0	0	0	0	0
Other debtors	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675	3,675
	939,267	943,781	939,267	939,267	953,775	939,267	943,781	939,267	943,781	939,267	939,267	943,781	939,267
Creditors and Accruals													
Trade Creditors	62,918	70,216	70,256	70,256	70,256	70,256	70,256	70,256	70,256	69,779	69,301	69,301	69,301
Paye	11,153	11,295	11,295	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508
Potential Paye	136,280	136,280	136,280										
Corporation Tax	48,939	48,939	48,939	48,939	48,939	48,939	48,939	-7,943	-7,943	-7,943	-7,943	-7,943	-7,943
Accrued Income	491,184	491,184	491,184	491,184	491,184	491,184	491,184	491,184	491,184	491,184	491,184	491,184	491,184
Deferred Tax	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500	14,500
	764,973	772,413	772,454	637,386	637,386	637,386	637,386	580,505	580,505	580,027	579,549	579,549	579,549

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Commissions receivable

	0%													
		4	5	4	4	4	5	4	4	5	4	5	4	
Solution NW online		52,568	52,568	52,568	52,568	52,568	52,568	52,568	52,568	52,568	52,568	52,568	52,568	630,810
Solution NW postal		40,886	40,886	40,886	40,886	40,886	40,886	40,886	40,886	40,886	40,886	40,886	40,886	490,630
Solution NW partial online		23,363	23,363	23,363	23,363	23,363	23,363	23,363	23,363	23,363	23,363	23,363	23,363	280,360
Moneybrain advertising		40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
Moneybrain White Label		40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	480,000
Moneybrain Brokers		69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	69,913	838,950
		0	0	0	0	0	0	0	0	0	0	0	0	0
		0	0	0	0	0	0	0	0	0	0	0	0	
		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Sales		266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	3,200,750

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Debtors and Prepayments

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Debtor Days	28	28	28	28	28	28	28	28	28	28	28	28	28	
Disallowed Debts	1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	
Transferred from accrued income		266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	3,200,750
Sales Receipts		262,216	271,243	266,729	252,222	281,237	262,216	271,243	262,216	271,243	266,729	262,216	271,243	3,200,750
Movement		4,513	-4,513	0	14,508	-14,508	4,513	-4,513	4,513	-4,513	0	4,513	-4,513	0
Brought Forward		135,405	139,918	135,405	135,405	149,913	135,405	139,918	135,405	139,918	135,405	135,405	139,918	135,405
Carried Forward		139,918	135,405	135,405	149,913	135,405	139,918	135,405	139,918	135,405	135,405	139,918	135,405	135,405

Prestbury Holdings Plc
Forecast Workings
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Wages		56,477	56,477	62,538	62,538	62,538	62,538	62,538	62,538	62,538	62,538	62,538	62,538	738,335
Bank Payments	80.00%	45,181	45,181	50,030	50,030	50,030	50,030	50,030	50,030	50,030	50,030	50,030	50,030	590,668
Paye		11,153	11,295	11,295	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	146,312
Movement		143	0	1,212	0	0	0	0	0	0	0	0	0	1,355
Brought Forward		11,153	11,295	11,295	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	11,153
Carried Forward		11,295	11,295	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508	12,508

Prestbury Holdings Plc
Forecast Workings
31 October 2003

Split Of Wages And Salaries	Gross Wages	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Directors' remuneration	197,000	16,417	16,417	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	21,833	251,167
Staff	0	34,054	34,054	34,054	34,054	34,054	34,054	34,054	34,054	34,054	34,054	34,054	34,054	408,650
		50,471	50,471	55,888	55,888	55,888	55,888	55,888	55,888	55,888	55,888	55,888	55,888	659,817
Employers Nic	11.90%	6,006	6,006	6,651	6,651	6,651	6,651	6,651	6,651	6,651	6,651	6,651	6,651	78,518
														0
Directors Remuneration		18,223	18,223	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	24,235	278,795
Wages and Salaries		38,254	38,254	38,303	38,303	38,303	38,303	38,303	38,303	38,303	38,303	38,303	38,303	459,540

Prestbury Holdings Plc
Forecast Workings
31 October 2003

		Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Creditor Days	10	10	10	10	10	10	10	10	10	10	10	10	10	
Transferred from commisions accrual		145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	1,750,651
Telephone		2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	2,740	32,878
Postage and Stationery		675	675	675	675	675	675	675	675	675	675	675	675	8,096
Advertising and promotion		49,440	49,440	49,440	49,440	49,440	49,440	49,440	49;440	49,440	49,440	49,440	49,440	593,280
Repairs and Renewals		21	21	21	21	21	21	21	21	21	21	21	21	247
Valuations & references		5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	5,335	64,015
Audit & Accountancy Charges		4,200	4,200	4,200	4,200	4,200	4,200	4,200	4,200	1,333	1,333	1,333	1,333	38,934
Legal & Professional Fees		1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	1,442	17,304
Sundry expenses		1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	1,030	12,360
		210,769	210,769	210,769	210,769	210,769	210,769	210,769	210,769	207,903	207,903	207,903	207,903	2,517,764
Payments		203,471	210,728	210,769	210,769	210,769	210,769	210,769	210,769	208,380	208,380	207,903	207,903	2,511,381
Movement		7,298	41	0	0	0	0	0	0	-478	-478	0	0	6,383
Brought Forward		62,918	70,216	70,256	70,256	70,256	70,256	70,256	70,256	70,256	69,779	69,301	69,301	62,918
Carried Forward		70,216	70,256	70,256	70,256	70,256	70,256	70,256	70,256	69,779	69,301	69,301	69,301	69,301

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Other Payments

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Hire Of Equipment	838	838	838	838	838	838	838	838	838	838	838	838	10,061
Recruitment costs	856	0	7,274	0	0	0	0	0	0	0	0	0	8,130
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
Vehicle Leasing	0	0	0	0	0	0	0	0	0	0	0	0	0
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	16,853
Database purchase													
Motor expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
Removal costs													
Profit and Loss Account	22,873	22,017	29,290	22,017	22,017	22,017	23,097	23,097	23,097	23,097	23,097	23,097	278,812
Hire Of Equipment	838	838	838	838	838	838	838	838	838	838	838	838	10,061
Recruitment costs	856	0	7,274	0	0	0	0	0	0	0	0	0	8,130
Insurance	2,461	2,461	2,461	2,461	2,461	2,461	3,541	3,541	3,541	3,541	3,541	3,541	36,014
Bank Charges	258	258	258	258	258	258	258	258	258	258	258	258	3,090
Periodicals	419	419	419	419	419	419	419	419	419	419	419	419	5,027
Pension & Medical	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	1,113	13,360
Rent, Rates and Water	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	7,684	92,210
Vehicle Leasing	0	0	0	0	0	0	0	0	0	0	0	0	0
Consultancy charges	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	1,288	15,450
Computer expenses	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	1,404	16,853
Database purchase													
Motor Expenses	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	6,551	78,617
Removal costs													
Bank Payments	22,873	22,017	29,290	22,017	22,017	22,017	23,097	23,097	23,097	23,097	23,097	23,097	278,812
Movement	0	0	0	0	0	0	0	0	0	0	0	0	0
Brought Forward	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Prepayment	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521	-53,521
Total Payments	22,873	22,017	29,290	22,017	22,017	22,017	23,097	23,097	23,097	23,097	23,097	23,097	278,812

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Accrued income

	20	20	20	20	20	20	20	20	20	20	20	20	
	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Sales accrued	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	3,200,750
Transfer to trade debtors	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	266,729	3,200,750
Movement	0	0	0	0	0	0	0	0	0	0	0	0	0
Brought forward	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188
Carried forward	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188	800,188

Prestbury Holdings Plc
Forecast Workings
31 October 2003
Commission accrual

	Nov-02	Dec-02	Jan-03	Feb-03	Mar-03	Apr-03	May-03	Jun-03	Jul-03	Aug-03	Sep-03	Oct-03	Total
Commissions accrued	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	1,750,651
Transfer to trade creditors	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	145,888	1,750,651
Movement	0	0	0	0	0	0	0	0	0	0	0	0	0
Brought forward	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663
Carried forward	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663	437,663

APPENDIX C

ACCOUNTING POLICIES

ACCOUNTING POLICIES

Accounting convention

The financial information has been prepared in accordance with applicable accounting standards and under the historical cost convention. The following accounting policies have been applied consistently to the financial information set out below:

Turnover

Turnover represents commission and fees receivable, excluding VAT. Accrued income represents commission and fees receivable based on estimated conversion rates for all transactions in progress at the period end. The conversion rates used are 85% for life assurance business, 80% for non-status loan and mortgage business under offer and 34% for non status mortgage and loan business not yet under offer. Commission payable in respect of accrued income is included within accruals.

Depreciation

Depreciation is provided to write off the cost, less the estimated residual values of all tangible fixed assets, over their estimated useful lives as follows:

Website costs	25% per annum reducing balance
Fixtures and fittings	15% per annum reducing balance
Computer equipment	15% per annum reducing balance

Cash flow statements

The financial information does not include cash flow statements because the Group, as a small reporting entity, was exempt from the requirement to prepare such a statement under Financial Reporting Standard 1 "Cash Flow Statements".

Deferred taxation

Deferred taxation is provided at the current rate of corporation tax on the liability method, in respect of tax deferred by taxation allowances and timing differences except to the extent that there is a reasonable probability that a liability will not become payable within the foreseeable future.

ACCOUNTING POLICIES (Continued)

Consolidation policy

As a small reporting entity Prestbury Financial Limited was exempt from the requirement to produce consolidated statutory accounts.

The financial information consolidates the financial information of the company and its subsidiary undertakings. The results of subsidiaries sold or acquired are included in the consolidated profit and loss account up to, or from the date control passes. Intra-group sales and profits are eliminated fully on consolidation.

On acquisition of a subsidiary, all the subsidiary's assets and liabilities that exist at the date of acquisition are recorded at their values reflecting the condition at that date.

All changes to those assets and liabilities, and the resulting gains and losses that arise after the group has gained control of the subsidiary are charged to the post acquisition profit and loss account.

Contributions to pension funds

Contributions to money purchase pension schemes are charged to the profit and loss account as they are made.

Leases and hire purchase contracts

Operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

APPENDIX D

BANK FACILITY LETTERS

BANK OF SCOTLAND
BUSINESS BANKING

19/21 Spring Gardens
MANCHESTER
M2 1FB

Telephone: 0161-251 6300
Direct Line: 0161 251 6368
Fax: 0161-251 6343

Our Ref: SMX

Your Ref:

PRIVATE & CONFIDENTIAL
Graham Travis
Ford Campbell
Elliot House
151 Deansgate
Manchester
M3 3WD

01ST August 2002

Dear Sirs,

Prestbury Holdings Plc (Company number 4494134)

At the request of the Directors of Prestbury Holdings Plc, we are writing to confirm that we have no reason to believe that the undermentioned facilities, presently made available by the Bank to Prestbury Holdings Plc and its subsidiary undertakings would not be extended beyond the respective present expiry dates until 31st October 2003.

Details of facilities
Overdraft of £100,000, review date 31st July 2002.

Continuation of the facilities will be subject to normal banking terms and conditions and compliance with covenants or any other special terms, and will be subject to periodic review.

Yours faithfully,

Steve Molyneux
Associate Director

Your ref:
Our ref: RM53/FH

NatWest

Commercial Banking

East & South Cheshire
PO Box 157, 2 Chestergate
Macclesfield, Cheshire SK11 6BQ

Telephone: 01625 665431
Fax: 01625 665202

Ford Campbell
Chartered Accountants & Business Advisers
Exchange Buildings
24 St Petersgate
Stockport
Cheshire
SK1 1HD

19 August 2002

Dear Sirs,

Solution Mortgage Limited

At the request of the Directors of Solution Mortgage Limited, we are writing to confirm that the under mentioned repayment loan facility, is presently made available to 8 March 2003.

On demand loan balance as at close of business 31 July 2002 £29,403.69 debit (excluding interest)

Further more the Bank sees no reason that upon expiry of the review date in March 2003, the facility will not be extended for a further period to 31 October 2003 subject to the continued receipt of the monthly loan repayments and adherence to all the terms & conditions specified in the facility letter of 28 March 2002.

This continuation of the facilities will be subject to normal Banking terms & conditions and compliance with covenants or any other special terms, and will be subject to periodic review.

We understand that the borrowing is to be hived up into the Parent Company Prestbury Holdings Limited and revised documentation will be issued following written confirmation from the Directors requesting the transfer of the debt.

Yours sincerely

John Schofield
Senior Manager, Commercial Banking

Direct Line: 01625 665208
Mobile: 07836 234690
E-mail: j.schofield@rbs.co.uk

(11)

03 JAN 13 AM 8:01

PRESTBURY HOLDINGS PLC

Consent to Short Notice

We, the undersigned, being a majority in number of the members of Prestbury Holdings plc (the "Company") have a right to attend and vote the Extraordinary General Meeting of the Company to be held at the offices of Grant Thornton at Grant Thornton House, Melton Street, Euston Square, London NW1 2EP on Wednesday 21st August 2002 at 3.30 pm ("the Meeting") holding not less than 95 per cent in nominal value of the issued shares in the Company give CONSENT to the convening and holding of the Meeting and the proposing and passing at it of the resolutions set out in the Notice of the Meeting notwithstanding that the Meeting has been convened by less than the statutory period of notice.

Dated this 21st day of August 2002

....

Lee Birkett

....

Stephen Keenan

12

PRESTBURY HOLDINGS PLC

Minutes of an Extraordinary General Meeting of the Members of Prestbury Holdings plc held at the offices of Grant Thornton, Grant Thornton House, Melton Street, Euston Square, London NW1 2EP on Wednesday 21st August 2002 at 3.30 pm

Present	Lee Birkett	Chief Executive
	Stephen Keenan	Chief Operating Officer
	Lynne Birkett	Finance Director

03 JAN 13 PM 8:01

1. Mr Birkett took the Chair and noted the Meeting was quorate.

   Mr Birkett noted that the meeting had been called at short notice with the consent of all the holders of shares in the Company entitled to attend and vote.

   The attention of those present was then called to the Notice of Meeting

Consolidation of Authorised Share Capital - RESOLUTION 1

2. Item 1 in the Notice of Meeting called the authorised share capital of the Company being £20,000,000 divided into 2,000,000,000 ordinary shares of £0.01 each to be consolidated into 400,000,000 of £0.05 each.

3. The motion was proposed by Mr Birkett with Mr Keenan seconding the motion.

   Having considered the proposal **IT WAS RESOLVED** unanimously as an Ordinary Resolution that the authorised share capital be consolidated in line with the proposal.

Adoption of New Articles of Association - RESOLUTION 2

4. Item 2 in the Notice of Meeting called for the adoption of new Articles of Association in substitution for the Company's existing Articles of Association.

   The motion was proposed by Mr Birkett with Mr Keenan seconding the motion.

   Having considered the proposal **IT WAS RESOLVED** unanimously as an Ordinary Resolution that the Company adopt new Articles of Association in the form of the said draft.

Purchase of Prestbury Financial Limited - RESOLUTION 3

5. Item 3 in the Notice of Meeting required the Meeting to consider and if thought fit approve the purchase of the entire issued share capital of Prestbury Financial Limited in consideration of the issue of 12,500,000 Ordinary Shares in the Company to the holders of shares in Prestbury Financial Limited pro rata to their respective holdings.

With members holding shares in Prestbury Financial Limited declaring their interest the motion requesting authority to issue 12, 500, 000 new shares in the Company was proposed by Mr Birkett with Mr Keenan seconding the motion.

Having considered the proposal **IT WAS RESOLVED** unanimously as an Ordinary Resolution that new shares be issued in line with the proposal and that the Board be instructed to effect such issue at the earliest opportunity.

General Authority to the Directors to Issue Relevant Securities - RESOLUTION 4

6. Item 4 in the Notice of Meeting called for the Directors to be generally and unconditionally authorised to issue relevant securities (as defined in section 80 of the Companies Act 1985 (the "Act")).

   The motion was proposed by Mr Birkett with Mr Keenan seconding the motion.

   Having considered the proposal **IT WAS RESOLVED** unanimously as an Ordinary Resolution:

   i) that the directors be generally and unconditionally authorised in accordance with section 80 of the Act to exercise all or any of the powers of the Company to allot relevant securities in the capital of the Company up to an aggregate nominal value (after completing the allotments referred to in Resolution 3 above) of £687,500 during the fifteen (15) months from the date of this Resolution or if it occurs earlier during the period expiring on the Annual General Meeting of the Company to be held in 2003 (unless previously varied or revoked by the Company in General Meeting);

   ii) that for the purpose of this Resolution, the authority conferred on the directors by subparagraph (i) above shall allow the directors to allot relevant securities notwithstanding that such authority has expired if they are allotted in pursuance of an offer or agreement made by the Company before such expiry.

Authority to allot Equity Securities for Cash - RESOLUTION 5

7. Item 5 in the Notice of Meeting called for the Directors to empowered to issue equity securities (as defined in section 95 of the Act).

   The motion was proposed by Mr Birkett with Mr Keenan seconding the motion.

   Having considered the proposal **IT WAS RESOLVED** unanimously as an Special Resolution that the directors be and are hereby empowered pursuant to section 95 of the Act to allot equity securities of the Company for cash (within the meaning of section 94(2) of the Act) pursuant to the authority conferred by Resolution 4 as if section 89(1) of the Act did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities:

In connection with an offer of securities, open for acceptance for a fixed period by the directors, by way of rights holders of Ordinary Shares and such other securities as the directors may determine on the Register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto (but subject to such exclusions or other arrangements as the directors deem necessary or expedient to deal with fractional entitlements that would otherwise arise with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory or otherwise howsoever.

ii) otherwise than pursuant to subparagraph (i) above having an aggregate nominal value of £34,375.

And shall expire fifteen (15) months from the date of this or, if earlier, on the date of the next Annual General Meeting of the Company except that the directors may before such expiry make offers or agreements which would or might require equity securities to be allotted and notwithstanding such expiry the directors may allot equity securities in pursuance of such offers or agreements.

7. There being no further business the Meeting was concluded.

....

Lee Birkett – Chief Executive

(13)

PRESTBURY HOLDINGS PLC

Minutes of a Meeting of the Board of Prestbury Holdings plc held at the offices of Grant Thornton, Grant Thornton House, Melton Street, Euston Square, London NW1 2EP at 3.15pm.

Present	Lee Birkett	Chief Executive
	Stephen Keenan	Chief Operating Officer
	Lynne Birkett	Finance Director
	John Bottomley	Secretary

03 JAN 13 PM 8:01

In Attendance:

1. Mr Birkett took the Chair and noting the Meeting was quorate called the Meeting to order.

Appointment of Directors

The Chairman informed the Meeting that it was proposed that Francis Maude and Keith Lycett having indicated their willingness to act be appointed as Directors of the Company with immediate effect. **IT WAS RESOLVED** unanimously that such appointments be approved with immediate effect.

The Chairman noted that it was intended that Mr Maude take the role of Chairman of the Company.

The Chairman then requested the Secretary to file notice of the new appointments with the Registrar of Companies.

Employee Benefit Trust

2. The Chairman next brought to the attention of the Board to the fact that it had been considered appropriate to establish an Employee Benefit Trust (an "EBT"). The purpose of the EBT was to allow the trustee of the EBT (the "EBT Trustee") to acquire shares in the Company with a view to the EBT Trustee granting options to key employees of the Company or its subsidiaries to purchase shares in the Company. The Chairman pointed out that it was intended that such options qualify as EMI Options under the Enterprise Management Investment Scheme legislation and tabled (for information) a draft form of Option Agreement conforming to the requirements of the Finance Act 2000 in this respect.

A draft Trust Deed to establish the EBT to be entered into between the Company and Hallco 518 Limited was then tabled to the Meeting. It was noted that under the terms of the EBT Hallco 518 Limited would act as the EBT Trustee and it was noted further that Lee Birkett and Stephen Keenan would be the initial directors of the EBT Trustee.

Having carefully considered the draft Trust Deed **IT WAS RESOLVED** unanimously that the Company enter into the Trust Deed with Hallco 518 Limited and any two directors (other than Mr Birkett and Mr Keenan) be authorised to sign the Trust Deed on behalf of the Company.

The Company then proceeded to execute the EBT Trust Deed and Mr Birkett and Mr Keenan executed the EBT Trust Deed on behalf of Hallco 518 Limited.

Extraordinary General Meeting

3. The Meeting then adjourned for the holding of an Extraordinary General Meeting of the Company.

The said Extraordinary General Meeting having been held the Meeting resumed.

Purchase of Prestbury Financial Limited

4. The Chairman noted the Members of the Company had approved the purchase of the entire issued share capital of Prestbury Financial Limited in consideration of the issue of 12,500,000 Ordinary Shares of £0.05 each to the members of Prestbury Financial Limited pro rata to their respective holdings and **IT WAS** thereupon **RESOLVED** that the following shares be issued to the persons specified below:

Shareholder	Ordinary Shares of £0.05
Lee Birkett	8,353,125
Stephen Keenan	2,784,375
David Pearl	362,000
Principal Corporate Investor plc	888,000
Francis Maude	112,500
Total	12,500,000

The Secretary was requested to record the details of the new members in the books of the Company, to arrange the issue of share certificates and to make the necessary filings with the Registrar of Companies.

Offer to the Public and Application to AIM

5. It was recorded that the Company intended to apply to have its issued share capital listed on the Alternative Investment Market of the London Stock Exchange ("AIM") in connection with an offer to the public (the "Offer") of up to 1,250,000 Shares at a price of £0.80 per share. It was noted that it was proposed that the Offer be underwritten to the extent of £250,000 by Pearl Corporate Finance Limited.

The following documents (together "the Documents") were produced to the meeting for its consideration:-

i) The latest proof of the Prospectus in relation to the proposed Offer;
ii) Director's Responsibility Statements in relation to the Prospectus;
iii) Verification Notes in relation to the Prospectus;

iv) A form of Underwriting Agreement with Pearl Corporate Finance Limited;
v) Working Capital forecast prepared by the Company;
vi) Documents produced by Ford Campbell:
  - (a) Report on the Company;
  - (b) Working Capital Report;
  - (c) Report on Pro Forma assets of the Group;
  - (d) Report on Prestbury Financial Limited

vii) Accountants' comfort letters:
  - (a) Working Capital Report;
  - (b) Taxation wording in Prospectus;
  - (c) Consent regarding reports and references to their name;
  - (d) Financial reporting procedures

viii) Financial reporting procedures memorandum from the Company;
ix) Engagement Letters:
  - a) Grant Thornton terms of engagement;
  - b) Melton Registrars' terms of engagement;
  - c) Christows Limited terms of engagement;
  - d) Atlantic Law terms of engagement;
  - e) Dawsons terms of engagement;
  - f) Pearl Corporate Finance Limited terms of engagement;
  - g) Ford Campbell terms of engagement;
  - h) Holborn PR terms of engagement

x) Letter from the Company to Grant Thornton regarding RNS announcement;
xi) Letter from the Company to Grant Thornton confirming adequacy of Group's working capital;
xii) Letter from Atlantic Law to Grant Thornton regarding the Prospectus;
xiii) Consent letter from Christows;
xiv) Grant Thornton declaration for purposes of AIM Rules;
xv) Draft 10-day notice;
xvi) Grant Thornton consent;
xvii) Lock-in Agreements
xviii) Atlantic Law option agreement;
xix) Schedule of Expenses;
xx) CREST application.

The Chairman emphasised to the Meeting the personal responsibility of the Directors for the statements in the Prospectus. Having carefully considered both these and all the other Documents **IT WAS RESOLVED** unanimously **THAT** each of the Documents be approved.

All Documents that required to be executed were then executed.

Appointment of Grant Thornton as Nominated Adviser

6. The Chairman noted that it was a requirement of the Rules of AIM that any applicant seeking a listing for its shares on AIM appoint a Nominated Adviser authorised to act as such by AIM. The Chairman noted further that it was

proposed that Grant Thornton be appointed as the Company's Nominated Adviser.

Having considered the same **IT WAS RESOLVED** unanimously that Grant Thornton be appointed as Nominated Adviser to the Company.

Appointment of Christows Limited as Broker

7. The Chairman informed the Meeting that it was proposed that Christows Limited be appointed as stockbroker to the Company in connection with the Offer and thereafter.

   Having considered the proposal **IT WAS RESOLVED** unanimously that Christows Limited be appointed as Broker to the Company.

Directors' Service Agreements

8. A Service Agreement in relation to the appointment of Lee Birkett was tabled for approval.

   Having considered the same **IT WAS RESOLVED** (with Mr Birkett not voting) that the Company enter into the said Service Agreement with Mr Birkett on the terms of the Service Agreement tabled and that any director be authorised to sign the said Service Agreement on behalf of the Company.

   The Company and Mr Birkett each then proceeded to sign the Service Agreement.

9. A Service Agreement in relation to the appointment of Stephen Keenan was tabled for approval.

   Having considered the same **IT WAS RESOLVED** (with Mr Keenan not voting) that the Company enter into the said Service Agreement with Mr Keenan on the terms of the Service Agreement tabled and that any director be authorised to sign the said Service Agreement on behalf of the Company.

   The Company and Mr Keenan each then proceeded to sign the Service Agreement.

10. A Service Agreement in relation to the appointment of Lynne Birkett was tabled for approval.

    Having considered the same **IT WAS RESOLVED** (with Lynne Birkett not voting) that the Company enter into the said Service Agreement with Mrs Birkett on the terms of the Service Agreement tabled and that any director be authorised to sign the said Service Agreement on behalf of the Company.

    The Company and Mrs Birkett each then proceeded to sign the Service Agreement.

Non-Executive Directors' Letters of Appointment

11. A Letter of Appointment in relation to the appointment of Francis Maude was tabled for approval.

Having considered the same **IT WAS RESOLVED** (with Mr Maude not voting) that the Company enter into the said Letter of Appointment with Mr Maude on the terms of the Letter of Appointment tabled and that any director be authorised to sign the said Letter of Appointment on behalf of the Company.

The Company then proceeded to sign the Letter of Appointment with Mr Maude.

12. A Letter of Appointment in relation to the appointment of Mr Lycett was tabled for approval.

Having considered the same **IT WAS RESOLVED** (with Mr Lycett not voting) that the Company enter into the said Letter of Appointment with Mr Lycett on the terms of the Letter of Appointment tabled and that any director be authorised to sign the said Letter of Appointment on behalf of the Company.

The Company then proceeded to sign the Letter of Appointment with Mr Lycett.

Audit and Remuneration Committees

13. The Chairman reminded the Board that it was a term of the Prospectus that the Company will comply with the Principles of Good Governance and the Code of Best Practice issued by the London Stock Exchange in so far as is practicable for a concern of the Company's size.

The Chairman then tabled proposed terms of reference for an Audit Committee and a Remuneration Committee as recommended under the said Principles of Good Governance and the Code of Best Practice.

Having considered the same **IT WAS RESOLVED** unanimously that

i) An Audit Committee of the Board be constituted with immediate effect;
ii) The Audit Committee have the terms of reference tabled;
iii) Francis Maude and Keith Lycett, being the two non-executive directors of the Company, be appointed the members of the Audit Committee;
iv) Francis Maude be appointed chairman of the Audit Committee in the first instance;
v) A Remuneration Committee of the Board be constituted with immediate effect;
vi) The Remuneration Committee have the terms of reference tabled;
vii) Francis Maude and Keith Lycett, being the two non-executive directors of the Company, be appointed the members of the Remuneration Committee;
viii) Francis Maude be appointed chairman of the Remuneration Committee in the first instance.

14. There being no further business the Meeting was concluded.

....
Lee Birkett – Chairman

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03 JAN 13 AM 8:01

CERTIFICATE OF INCORPORATION

ON CHANGE OF NAME

Company No. 4494134

The Registrar of Companies for England and Wales hereby certifies that

PILOTCARE PLC

having by special resolution changed its name, is now incorporated under the name of

PRESTBURY HOLDINGS PLC

Given at Companies House, London, the 2nd August 2002

REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House

— for the record —

(15)

For Simon Hilton.
From John Gattonuey

CERTIFICATE OF INCORPORATION OF A PUBLIC LIMITED COMPANY

Company No. 4494134

The Registrar of Companies for England and Wales hereby certifies that

PILOTCARE PLC

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, Cardiff, the 24th July 2002

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES

Companies House
— for the record —

HC008A